  As filed with the Securities and Exchange Commission on June 14, 2000

                                               Registration No.: 333-35100

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                              PRE-EFFECTIVE

                             AMENDMENT NO. 2

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                             Global Crossing Ltd.
            (Exact name of registrant as specified in its charter)

                                ---------------

               Bermuda                           4813                         98-0189783
   (State or other jurisdiction of   (Primary Standard Industrial          (I.R.S. Employer
   incorporation or organization)       Classification Number)            Identification No.)

                    Wessex House                                   CT Corporation
                   45 Reid Street                                   1633 Broadway
               Hamilton HM12, Bermuda                         New York, New York 10019
              Telephone: (441) 296-8600                       Telephone: (212) 479-8200
     (Address including zip code, and telephone        (Name, address, including zip code, and
    number, including area code, of registrant's      telephone number, including area code, of
                                                                        agent
             principal executive office)                            for service)

                                ---------------

                                  Copies to:

        TODD H. BAKER, ESQ.            ANDREW R. KELLER, ESQ.      WILLIAM H. HINMAN, ESQ.
    Gibson, Dunn & Crutcher LLP      Simpson Thacher & Bartlett      Shearman & Sterling
One Montgomery Street, 26th Floor       425 Lexington Avenue        555 California Street
      San Francisco, CA 94104         New York, New York 10017     San Francisco, CA 94104
     Telephone: (415) 393-8200       Telephone: (212) 455-2000    Telephone: (415) 616-1221
     Facsimile: (415) 986-5309       Facsimile: (212) 455-2502    Facsimile: (415) 616-1199

                                ---------------

   Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.
                                ---------------

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
                                            Proposed       Proposed
                                            Maximum        Maximum
 Title of Each Class of                    Aggregate      Aggregate
    Securities to be       Amount to be  Offering Price    Offering         Amount of
       Registered         Registered(1)   Per Unit(2)      Price(2)    Registration Fee(3)
------------------------------------------------------------------------------------------
 GlobalCenter group
  stock, $.01 par val-      66,125,000
  ue...................       shares         $18.00     $1,190,250,000      $314,226
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

(1) Includes 8,625,000 shares of GlobalCenter group stock issuable pursuant to a 30-day option granted to the underwriters solely to cover-allotments.

(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

(3) A filing fee of $26,400 was previously paid.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS (Subject to Completion)

Issued June 14, 2000

                             57,500,000 Shares

[Logo Global Crossing]

                            GlobalCenter Group Stock

                                  -----------

Global Crossing Ltd. is offering shares of a new class of its common stock intended to reflect the separate performance of GlobalCenter, its Web hosting and related Internet infrastructure services business. This is Global Crossing Ltd.'s first public offering of GlobalCenter group stock, and no public market currently exists for these shares. We anticipate that the initial public offering price will be between $16 and $18 per share.

                                  -----------

We have applied for quotation of GlobalCenter group stock on the Nasdaq National Market under the symbol "GCTR."

                                  -----------

Investing in the GlobalCenter group stock of Global Crossing Ltd. involves risks. See "Risk Factors" beginning on page 16.

                                  -----------

                             PRICE $        A SHARE

                                  -----------

                              Price to    Underwriting Discounts  Proceeds to
                               Public        and Commissions      GlobalCenter
                              --------    ---------------------- --------------
Per Share.................      $               $                   $
Total.....................   $               $                   $

Global Crossing Ltd. has granted the underwriters the right to purchase up to an additional 8,625,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined whether this prospectus is complete or truthful. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers
on     , 2000.

                                  -----------

                        Joint Book-Running Managers

MORGAN STANLEY DEAN WITTER                       CREDIT SUISSE FIRST BOSTON

                            Joint Lead Manager

BEAR, STEARNS & CO. INC.                                              CHASE H&Q
              DONALDSON, LUFKIN & JENRETTE
                             GOLDMAN, SACHS & CO.
                                        SALOMON SMITH BARNEY
                                                    GERARD KLAUER MATTISON

      , 2000

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   3
Risk Factors.............................................................  16
Cautionary Language Concerning Forward-Looking Statements................  34
Use of Proceeds..........................................................  35
Dividend Policy..........................................................  35
Capitalization...........................................................  36
Selected Historical Combined Financial Data of the GlobalCenter Group ...  37
Management's Discussion and Analysis of Financial Condition and Results
 of Operations of the GlobalCenter Group.................................  39
Business of the GlobalCenter Group.......................................  49
Certain Significant Employees and Directors of GlobalCenter Inc. ........  61

                                                                          Page
                                                                          ----
Selected Historical Financial Data of Global Crossing Ltd. ..............  68
Management's Discussion and Analysis of Financial Condition and Results
 of Operations of Global Crossing Ltd....................................  73
Relationship Between the GlobalCenter Group and the Global Crossing
 Group...................................................................  86
Description of Capital Stock.............................................  92
United States Federal Income Tax and Bermuda Tax Consequences............ 112
Underwriters............................................................. 118
Legal Matters............................................................ 121
Experts.................................................................. 121
Where You Can Find More Information...................................... 122
Incorporation by Reference............................................... 122
Index to Financial Statements............................................ F-1

                               ----------------

   Global Crossing Ltd. has not authorized anyone to provide you with information different from that which is contained in this prospectus. Global Crossing Ltd. is offering to sell shares of GlobalCenter group stock and is seeking offers to buy shares of GlobalCenter group stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the GlobalCenter group stock.

   Prior to the offering, the consent of the Bermuda Monetary Authority to the issue and the transfer of the securities that Global Crossing Ltd. may issue under this prospectus will be required and a copy of this document must be filed with the Registrar of Companies in Bermuda. Approvals or permissions received from the Registrar of Companies or the Bermuda Monetary Authority do not constitute a guaranty by the Registrar of Companies or the Bermuda Monetary Authority as to Global Crossing Ltd.'s performance or its credit worthiness. Accordingly, in giving those approvals or permissions, the Bermuda Monetary Authority will not be liable for Global Crossing Ltd.'s performance or default or for the correctness of any opinions or statements expressed in this document.

   The Bermuda Monetary Authority has classified Global Crossing Ltd. as non-resident in Bermuda for exchange control purposes. Accordingly, Global Crossing Ltd. may convert currency, other than Bermuda currency, held for its account to any other currency without restriction. Persons, firms or companies regarded as residents of Bermuda for exchange control purposes require specific consent under the Exchange Control Act, 1972 of Bermuda, and regulations promulgated under the Act, to purchase any shares in our capital stock or any other securities that Global Crossing Ltd. may issue. Under the terms of the consent to be given to Global Crossing Ltd. by the Bermuda Monetary Authority, the issuance of the securities that it may issue and the transfer of such securities between persons, firms or companies regarded as non-resident in Bermuda for exchange control purposes may be effected without further permission from the Bermuda Monetary Authority.

                                    SUMMARY

   This summary highlights key aspects of the offering of GlobalCenter group stock. This summary is not a substitute for the more detailed information contained in the rest of this prospectus. For a more comprehensive description of this offering of GlobalCenter group stock, you should read the entire prospectus.

                           Global Crossing Ltd.

   Global Crossing Ltd. is a provider of global Internet Protocol, or "IP", and data services for both wholesale and retail customers. It is building a state-of-the-art fiber optic network of global scope and scale to serve as the backbone for its services. Global Crossing Ltd. provides services in three principal segments. Its telecommunications services segment offers a variety of integrated telecommunications products and services through its global fiber optic network, including domestic and international voice services, data products, structured bandwidth services, Web hosting and related Internet infrastructure services and other communications products. Its installation and maintenance services segment installs and maintains undersea fiber optic cable systems for carrier customers worldwide. Its incumbent local exchange carrier services segment provides local communications services through local exchange services providers in 13 states, serving over one million access lines. On May 1, 2000, Global Crossing Ltd. announced that it was examining its strategic options concerning this incumbent local exchange carrier segment.

   For the purposes of establishing a tracking stock, Global Crossing Ltd. has separated its Web hosting and related Internet infrastructure services business--which we call GlobalCenter--from the rest of its businesses--which we call Global Crossing. Global Crossing Ltd. intends its GlobalCenter group stock to track the performance of the GlobalCenter group, and intends its Global Crossing group stock to track the performance of the Global Crossing group. Global Crossing Ltd. is offering you shares of GlobalCenter group stock, but is not offering you any shares of Global Crossing group stock. When we refer to Global Crossing Ltd. in this prospectus, we are referring to Global Crossing Ltd. and its consolidated subsidiaries, which include the assets and liabilities of both the GlobalCenter group and the Global Crossing group. If you invest in the GlobalCenter group stock, you will be a shareholder of Global Crossing Ltd.

                     GlobalCenter and Global Crossing

   The GlobalCenter group is not an independent company and Global Crossing Ltd. indirectly owns all of the assets and liabilities included in the GlobalCenter group. The GlobalCenter group includes all assets and liabilities owned by GlobalCenter Inc. and goodwill and other intangible assets owned by GlobalCenter Inc.'s direct parent GlobalCenter Holding Co. GlobalCenter Inc. and GlobalCenter Holding Co. are both indirect wholly owned subsidiaries of Global Crossing Ltd. In this prospectus, however, the terms "GlobalCenter" or "GlobalCenter group," and similar terms, refer to those businesses, assets and liabilities included in the GlobalCenter group and not GlobalCenter Inc. or any other separately incorporated entity. The business of the GlobalCenter group has been operated as a separate group since Global Crossing Ltd. acquired GlobalCenter Inc. as part of its merger with Frontier Corporation in September 1999.

   As used in this prospectus, when we use the terms "Global Crossing" and "Global Crossing group," we mean:

  . all Global Crossing Ltd. businesses, assets and liabilities included in Global Crossing Ltd.'s telecommunications service segment, other than Web hosting and related Internet infrastructure services; in its installation and maintenance services segment; and in its incumbent local exchange carrier services segment; and

  . an interest in the earnings and losses of the GlobalCenter group, which is currently 100%, referred to as an "inter-group interest." This inter-group interest will decline to reflect this offering as well as any future issuances of GlobalCenter group stock.

                       Business of the GlobalCenter Group

   GlobalCenter is a leading provider of Internet infrastructure services incorporating:

  . complex Web hosting;

  . IP network services, using primarily the Global Crossing network;

  . hardware and software procurement and installation;

  . content distribution, integration and management services;

  . systems applications; and

  . professional services.

   The GlobalCenter group delivers its services primarily to customers seeking rapid, cost-effective solutions for their mission-critical Internet-related operations. As of March 31, 2000, the GlobalCenter group provided services to over 500 customers, including large, well-established enterprises and newer Internet companies including NBCi, Viacom, Yahoo! and ZDNet. Due largely to rapid growth in both the size of its customer base and demand for outsourced Internet infrastructure services, the GlobalCenter group's annual revenues have grown from $7.7 million in 1997 to $70.9 million in 1999. The GlobalCenter group's net losses were $2.8 million for 1997, $16.8 million for the nine months ended September 30, 1999 and $42.7 million for the three months ended December 31, 1999.

   The GlobalCenter group currently operates 10 data centers strategically located near major business centers in northern and southern California; New York City; northern Virginia; London; and Melbourne. Six of these data centers have been commercially operational for more than 12 months and are currently operating at or near full capacity. In addition, the GlobalCenter group is currently developing 10 data centers in the United States, Europe and the Asia-Pacific region, nine of which it plans to open by the end of this year, bringing the total gross square footage of its data centers to over one million. The GlobalCenter group's data centers incorporate many advanced features including multi-layer physical security, redundant environmental control and power systems and 24x7x365 monitoring, maintenance and support systems. Highly trained technical support and network operating staff are located on-site at the GlobalCenter data centers to provide its customers with installation, support and professional services.

   Each of the GlobalCenter group's data centers other than its Melbourne data center is located directly on the Global Crossing IP-based fiber optic network. This network is expected to span 101,000 route miles and connect five continents and more than 200 cities in 27 countries by the middle of 2001. GlobalCenter believes its special access to this network will enable it to enjoy significant connectivity advantages over other providers of Internet infrastructure services, including higher availability of network capacity and enhanced, integrated network monitoring and problem resolution. In addition, the extensive geographic reach of the Global Crossing IP network and Global Crossing's numerous peering and transit relationships with other major Internet service providers, or ISPs, enable the Global Crossing group to avoid many of the congested Internet public exchange points and deliver IP traffic directly to its destination network or the intended IP address. A peering relationship is an interconnection between two IP networks that allows either network and its customers to deliver IP traffic to the other's network and its customers without fees if traffic levels are comparable. A transit relationship is a similar relationship that involves the transport of IP traffic to third party networks for a fee. Each of the GlobalCenter data centers also has access to the communications networks of other major carriers.

   The GlobalCenter group's objective is to become the leading global total services provider for its customers' mission-critical Internet infrastructure requirements. To achieve this objective, the GlobalCenter group is implementing a business strategy focused on the following key elements:

  . enhance and expand its portfolio of value-added applications and professional services;

  . expand its global footprint by opening new data centers;

  . develop and market services tailored to the needs of selected information-intensive industries, including media and entertainment, financial services, retail and business-to-business exchanges;

  . continue to take advantage of its unique relationship with Global
    Crossing, including Global Crossing's extensive customer base and partnering relationships;

  . expand its direct sales force and develop new channels of distribution;

  . develop and strengthen relationships with industry leading technology vendors; and

  . through GlobalCenter Inc., enter into strategic partnerships or make targeted acquisitions to complement its internal development efforts.

   The GlobalCenter group's management team is led by Leo J. Hindery, Jr., Chairman and Chief Executive Officer of GlobalCenter Inc., Chief Executive Officer of Global Crossing Ltd. and the former President and CEO of AT&T Broadband & Internet Services. As part of Mr. Hindery's employment agreement, Mr. Hindery has the right to nominate five of the 11 directors of the GlobalCenter Inc. board of directors, including himself. Under this arrangement, Kurt Baumann, Chase Carey, Frank M. Drendel, Mr. Hindery and Marc
B. Nathanson serve as directors of GlobalCenter Inc. The GlobalCenter Inc. board of directors is expected to have significant influence over the business of the GlobalCenter group. The GlobalCenter group believes that this board of directors will enhance GlobalCenter's ability to grow and expand its business and develop and benefit from strategic relationships.

                             Other Information

   Global Crossing Ltd. is a Bermuda corporation. Its principal executive offices are located at 360 N. Crescent Drive, Beverly Hills, California and its telephone number at that address is (310) 385-5200. GlobalCenter's principal executive offices are located at 141 Caspian Court, Sunnyvale, California and its telephone number at that address is (408) 543-4700. Global Crossing Ltd.'s Web address is http://www.globalcrossing.com. GlobalCenter's Web address is http://www.globalcenter.net. The information on Global Crossing Ltd.'s Web site and GlobalCenter's Web site is not part of this prospectus.


   GlobalCenter and the GlobalCenter logo are GlobalCenter Inc.'s service marks or registered service marks. All other trademarks, service marks or tradenames referred to in this prospectus are the property of their respective owners.

                                  THE OFFERING

 Issuer:                                                 Global Crossing Ltd.

 GlobalCenter group stock offered:                       57,500,000 shares

 Shares of GlobalCenter group stock effectively
  owned by the Global Crossing group through its
  inter-group interest upon the closing of this
  offering:                                              233,500,000 shares

 Total shares of GlobalCenter group stock to be
  outstanding upon the closing of this offering:         291,000,000

 Over-allotment option:                                  Up to an additional
                                                         8,625,000 shares of
                                                         GlobalCenter group stock

 Use of proceeds:                                        The net proceeds from
                                                         this offering will be
                                                         approximately $925
                                                         million, assuming a
                                                         public offering price of
                                                         $17.00 per share and
                                                         after deducting
                                                         underwriting discounts
                                                         and commissions and
                                                         estimated offering
                                                         expenses. Global
                                                         Crossing Ltd. will
                                                         receive the net proceeds
                                                         and allocate all of them
                                                         to the GlobalCenter
                                                         group. The GlobalCenter
                                                         group plans to use
                                                         approximately $725
                                                         million of the net
                                                         proceeds to finance the
                                                         anticipated expansion of
                                                         its domestic and
                                                         international data
                                                         center facilities over
                                                         the next 12 to 18 months
                                                         and the remainder for
                                                         general corporate
                                                         purposes and working
                                                         capital. The
                                                         GlobalCenter group may
                                                         also use a portion of
                                                         the net proceeds to make
                                                         strategic investments or
                                                         acquisitions. Pending
                                                         the GlobalCenter group's
                                                         use of the net proceeds,
                                                         Global Crossing Ltd. may
                                                         invest the net proceeds
                                                         in short-term securities
                                                         or allocate a portion of
                                                         the net proceeds to the
                                                         Global Crossing group as
                                                         a loan on an interest-
                                                         bearing basis. The
                                                         allocation is subject to
                                                         the discretion of the
                                                         board of directors of
                                                         Global Crossing Ltd.

   Unless we specifically state otherwise, information in this prospectus about the number of shares of GlobalCenter group stock to be outstanding upon the closing of this offering:

  . does not include 26,234,412 options to be outstanding as of the closing of the offering at a weighted average exercise price of $7.28 per share;

  . does not include 14,971,471 shares reserved for issuance under our stock option plans; and

  .  assumes no exercise of the underwriters' over-allotment option.

                            GLOBALCENTER GROUP STOCK

General

   GlobalCenter group stock is what is sometimes referred to as "tracking stock." Tracking stock is a type of common stock that is intended to reflect or "track" the separate performance of a particular business or group of businesses and does not reflect direct ownership of the tracked assets. GlobalCenter group stock is intended to track the separate performance of Global Crossing Ltd.'s GlobalCenter business.

   For purposes of establishing the tracking stock, Global Crossing Ltd. has allocated all of its consolidated assets, liabilities, shareholders' equity, revenues, expenses and cash flows between the GlobalCenter group and the Global Crossing group. Although we intend GlobalCenter group stock to reflect the separate performance of Global Crossing Ltd.'s GlobalCenter business, the holders of GlobalCenter group stock will be shareholders of Global Crossing Ltd. For this reason, the holders of GlobalCenter group stock will be subject to benefits and risks associated with an investment in Global Crossing Ltd. and its businesses, assets and liabilities.

The Interest of the Global Crossing Group in the GlobalCenter Group and the Expected Disposition

Inter-group interest

   Before this offering is completed, the Global Crossing group will hold a 100% interest in the earnings and losses of the GlobalCenter group and, therefore, a 100% inter-group interest in the GlobalCenter group. The number of shares of GlobalCenter group stock that, if issued, would represent the Global Crossing group's entire inter-group interest in the GlobalCenter group prior to the completion of this offering equals 233,500,000, which we refer to as "shares issuable with respect to the Global Crossing group's inter-group interest in the GlobalCenter group." Immediately after this offering, the Global Crossing group will hold an 80% inter-group interest in the GlobalCenter group. If the over-allotment option is exercised in full, the Global Crossing group will hold a 78% inter-group interest in the GlobalCenter group.

   At the time of any additional issuance of GlobalCenter group stock, the board of directors of Global Crossing Ltd. will:

  . identify the number of shares issuable with respect to the Global
    Crossing group's inter-group interest in the GlobalCenter group to be issued, reduce accordingly the number of shares issuable with respect to that inter-group interest and allocate the net proceeds of these shares to the Global Crossing group; or

  . identify the number of new shares to be issued and allocate the net proceeds of these shares to the GlobalCenter group.

   For additional information regarding the Global Crossing group's inter-group interest in the GlobalCenter group, see "Description of Capital Stock-- GlobalCenter group stock--Inter-group interest."


Disposition

   Global Crossing Ltd. currently intends to dispose of Global Crossing group's remaining inter-group interest in the GlobalCenter group following this offering in the form of additional GlobalCenter group stocks. This disposition is expected to include a distribution in the form of a dividend to holders of Global Crossing group stock for at least a portion of such interest, but may also include an exchange offer, a further sale of GlobalCenter group stock or a combination thereof. Although Global Crossing Ltd. intends to dispose of all of its inter-group interest at some time after this offering and the expiration of the underwriters' lock up period, it has not yet determined the exact method and timing of this disposition. There is no guarantee, however, that any disposition will follow this offering.

   Global Crossing Ltd. will base its decision with regard to the method and timing of the disposition on market conditions and the target of maximizing value for all Global Crossing Ltd. stockholder groups. The disposition may occur in several stages, following which we expect that all of the Global Crossing group's current inter-group interest in the GlobalCenter group would be represented by newly issued shares of GlobalCenter group stock.


Even after this distribution, however,

  . all of the assets of the GlobalCenter group will still remain part of, and under control of, Global Crossing Ltd., and

  . in the event of a liquidation of Global Crossing Ltd., holders of GlobalCenter group stock will not have an exclusive claim on the assets of the GlobalCenter group but rather a claim on the assets of Global Crossing Ltd. as a whole.

Terms of the GlobalCenter Group Stock

Dividends

   Global Crossing Ltd. does not expect to pay dividends on GlobalCenter group stock for the foreseeable future. For additional information regarding Global Crossing Ltd.'s dividend policy, see "Dividend Policy" and "Description of Capital Stock--GlobalCenter group stock--Dividends."

Your voting rights

   The holders of GlobalCenter group stock will vote together with the holders of Global Crossing group stock as a single voting group on each matter on which holders of common stock are generally entitled to vote, except in the limited circumstances provided under Bermuda law, Nasdaq listing rules or stock exchange rules, by the provisions of Global Crossing Ltd.'s bye-laws or as determined by the board of directors of Global Crossing Ltd.

   On all matters as to which all classes of common stock will vote together as a single voting class, as described below:

  . each share of GlobalCenter group stock will have a number of votes equal to the quotient of the average market value of a share of GlobalCenter group stock during a specified period prior to each record date, divided by the average market value of a share of Global Crossing group stock during the same period. However, if this calculation results in the holders of GlobalCenter group stock holding more than 25% of the total voting power of all outstanding shares of Global Crossing Ltd. common stock, the vote of each share of GlobalCenter group stock will be reduced so that all of the outstanding shares of GlobalCenter group stock represent 25% of the total voting power of all outstanding shares of Global Crossing Ltd. common stock; and

  . each share of Global Crossing group stock will have one vote.

   Holders of shares of GlobalCenter group stock are also subject to the voting restrictions currently imposed on holders of existing Global Crossing Ltd. common stock, which limit the voting power of any shareholder to a maximum of 9.5% of the aggregate voting power of all Global Crossing Ltd. common shares. For additional information regarding these voting restrictions and the voting rights of holders of GlobalCenter group stock, see "Description of Capital Stock--GlobalCenter group stock--Voting rights."

Global Crossing Ltd. can convert shares of GlobalCenter group stock into shares of Global Crossing group stock

   Global Crossing Ltd. will have the right at any time and without shareholder approval to convert all outstanding shares of GlobalCenter group stock into shares of Global Crossing group stock, based on the average market values of the two classes of common stock during a specified period before the conversion, at some premium, except as set forth below. The premium will be 20% during the first year after the completion of this offering, 15% during the second year and 10% thereafter.

   The premiums described above are intended for the protection of holders of GlobalCenter group stock since a decision by Global Crossing Ltd.'s board of directors to convert that class of stock may be made without shareholder approval. The decrease in the premium from 20% to 10% over the first two years the GlobalCenter group stock is outstanding is intended to allow greater flexibility to Global Crossing Ltd. in using these provisions over time.

   If Global Crossing Ltd. chooses to exercise its conversion right as a result of a "tax event," as that term is defined under "Description of Capital Stock-- GlobalCenter group stock--Conversion and repurchase--Conversion of common stock at option of Global Crossing Ltd. at any time," it will convert your shares without any premium.

   In addition, if Global Crossing Ltd.'s board of directors determines to issue one or more classes of additional common stock, shares of that class or those classes could be convertible into Global Crossing group stock or GlobalCenter group stock on terms determined by Global Crossing Ltd.'s board of directors at the time of issuance.

   If Global Crossing Ltd. creates additional classes of common stock, it can also convert GlobalCenter group stock into one of those classes. The premium provisions set forth above would apply.

   For additional information regarding Global Crossing Ltd.'s right to convert shares of GlobalCenter group stock into shares of Global Crossing group stock, see "Description of Capital Stock--GlobalCenter group stock--Conversion and repurchase--Conversion of common stock at option of Global Crossing Ltd. at any time."

Global Crossing Ltd. can repurchase shares of GlobalCenter group stock for shares of common stock of Global Crossing Ltd.'s subsidiaries

   Global Crossing Ltd. will have the right at any time and without shareholder approval to repurchase GlobalCenter group stock for the common stock of one or more of Global Crossing Ltd.'s wholly-owned subsidiaries that holds all of the assets and liabilities of the GlobalCenter group. For additional information regarding Global Crossing Ltd.'s right to repurchase shares of GlobalCenter group stock for shares of its subsidiaries, see "Description of Capital Stock-- GlobalCenter group stock--Conversion and repurchase--Repurchase for stock of subsidiary."

Your rights if Global Crossing Ltd. disposes of all or substantially all of the assets of the GlobalCenter group

   If Global Crossing Ltd. disposes of all or substantially all--that is, at least 80%--of the properties or assets attributed to the GlobalCenter group, Global Crossing Ltd. will, subject to a limited number of exceptions and without shareholder approval:

  . distribute to the holders of GlobalCenter group stock by special dividend or repurchase an amount equal to the net proceeds of the disposition; or

  . convert the outstanding shares of GlobalCenter group stock into shares of Global Crossing group stock, based on the average market values of the two classes of common stock during a specified period after the disposition at some premium. The premium will be 20% during the first year after the completion of this offering, 15% during the second year and 10% thereafter.

   Global Crossing Ltd. may elect to pay the special dividend or repurchase price either in the same form in which the proceeds of the disposition were received or in any other combination of cash, securities or other property that Global Crossing Ltd.'s board of directors determines in good faith will have an aggregate market value of not less than the fair value of the net proceeds of the disposition. Global Crossing Ltd.'s board of directors will not be required to obtain a third party fairness opinion in connection with this determination.

   If Global Crossing Ltd. disposes of substantially all--but not all--of the assets attributed to the GlobalCenter group and distributes the net proceeds by special dividend or partial repurchase, then at any time within two years after completing the distribution Global Crossing Ltd. will have the right to convert the remaining outstanding shares of GlobalCenter group stock into shares of Global Crossing group stock at a 10% premium. To determine the conversion rate, Global Crossing Ltd. will value GlobalCenter group stock and Global Crossing group stock based on their average market values during a specified period before the conversion.

   A spin-off to shareholders of one or more of Global Crossing Ltd.'s subsidiaries holding all of the assets and liabilities of the GlobalCenter group would result in a repurchase of shares of GlobalCenter group stock for shares of common stock of those subsidiaries and would not be considered a disposition of all or substantially all of the assets of the GlobalCenter group for purposes of the provisions discussed above.

   For more information regarding rights of holders of GlobalCenter group stock in the event of a disposition of all or substantially all of the assets of the GlobalCenter group, see "Description of Capital Stock--GlobalCenter group stock--Conversion and repurchase--Mandatory dividend, repurchase or conversion of stock if disposition of group assets occurs."

Your share upon a dissolution of Global Crossing Ltd.

   If a dissolution of Global Crossing Ltd. occurs, after payment of the debts and other liabilities of Global Crossing Ltd. and the full preferential amounts to which holders of any preferred stock are entitled, the holders of GlobalCenter group stock and the holders of Global Crossing group stock will be entitled to receive the assets of Global Crossing Ltd. remaining for distribution to holders of each class of common stock on a per share basis in proportion to the liquidation units per share of that class. Holders of GlobalCenter group stock will not have an exclusive claim on the assets of the GlobalCenter group but rather a claim on the assets of Global Crossing Ltd. as a whole.

   Each share of GlobalCenter group stock will have a number of liquidation units based upon the relative market values of GlobalCenter group stock and Global Crossing group stock over the 20-trading day period ending on the 40th trading day after the initial issuance of the GlobalCenter group stock in this offering. Each share of Global Crossing group stock will have one liquidation unit. For more information regarding the calculation of liquidation units for shares of GlobalCenter group stock, see "Description of Capital Stock-- GlobalCenter group stock--Liquidation rights."

Policy Statement

   In connection with the issuance of GlobalCenter group stock, Global Crossing Ltd.'s board of directors intends to adopt a policy statement, which we describe in this prospectus under "Relationship Between the GlobalCenter Group and the Global Crossing Group," to govern the relationship between the Global Crossing group and the GlobalCenter group. Global Crossing Ltd.'s board of directors may amend, modify or rescind the policies set forth in the policy statement with respect to the allocation of corporate opportunities, financing arrangements, corporate overhead, taxes, debt, interest and other matters, or may adopt additional policies, in its sole discretion and without shareholder approval. Global Crossing Ltd.'s board of directors has a fiduciary duty to consider whether any proposed action is in the best interests of Global Crossing Ltd. and all of its shareholders and will not owe a separate fiduciary duty to holders of GlobalCenter group stock.

Capital Stock Committee

   The policy statement of Global Crossing Ltd. provides that a capital stock committee, comprised of three Global Crossing Ltd. independent directors, will exercise some delegated powers with respect to the

GlobalCenter group and the Global Crossing group. These powers initially include the power to interpret, make determinations under, and oversee the implementation of the policy statement and adopt additional general policies governing the relationship between the GlobalCenter group and the Global Crossing group. As with Global Crossing Ltd.'s board of directors, the capital stock committee will have a fiduciary duty to consider whether a proposed action is in the best interests of Global Crossing Ltd. and all of its shareholders and will have no separate fiduciary duty solely to holders of GlobalCenter group stock. For more information regarding the capital stock committee and its powers, see "Relationship between the GlobalCenter group and the Global Crossing group--Role of Capital Stock Committee."

GlobalCenter Inc. Board Of Directors

   Because GlobalCenter Inc. constitutes all of the operating assets and business of the GlobalCenter group, the board of directors of GlobalCenter Inc. will have significant influence on the operations and performance of the GlobalCenter group, subject to the discretion of the board of directors of Global Crossing Ltd. The board policy statement of Global Crossing Ltd. provides that the board of directors of GlobalCenter Inc. will at all times be composed of six directors appointed by the board of directors of Global Crossing Ltd. and five directors appointed by the board of directors of Global Crossing Ltd. upon the nomination by the Chief Executive Officer of GlobalCenter Inc. The board of directors of GlobalCenter Inc. will not have any separate fiduciary duties to the holders of GlobalCenter group stock. The board of directors of GlobalCenter Inc. will, subject to some limitations, have the authority to:

  . appoint officers of GlobalCenter Inc. who will manage the GlobalCenter group;

  .  approve the budgets of the GlobalCenter group;

  . approve any acquisitions of businesses that are attributed to the GlobalCenter group;

  . approve the incurrence of indebtedness at GlobalCenter Inc. of up to 25% of the market capitalization of GlobalCenter group stock; and

  . approve the issuance of capital stock of GlobalCenter Inc. or the issuance of GlobalCenter group stock by Global Crossing Ltd.

                   SUMMARY HISTORICAL AND PRO FORMA COMBINED
                    FINANCIAL DATA OF THE GLOBALCENTER GROUP

             (AN INTEGRATED BUSINESS OF GLOBAL CROSSING LTD.)

   The table below presents (1) summary historical combined financial data of Old GlobalCenter, as defined below, for the years ending December 31, 1997 and 1998, (2) an unaudited pro forma financial presentation for the GlobalCenter group for the year ending December 31, 1999 and (3) unaudited financial data of Old GlobalCenter and New GlobalCenter for the three months ended March 31, 1999 and 2000, respectively. The GlobalCenter group has prepared this information using the historical combined financial data from the GlobalCenter group's combined financial statements at and for the three-month periods ended March 31, 1999 and 2000, the three-month period ended December 31, 1999, the nine-month period ended September 30, 1999, and each of the years in the two-year period ending December 31, 1998 and included elsewhere in this prospectus. The financial data as of March 31, 2000 and for the three months ended March 31, 1999 and 2000 are derived from the GlobalCenter group's unaudited combined financial statements. The GlobalCenter group has made adjustments, consisting of normal recurring adjustments necessary to present its financial position as of March 31, 2000 and the results of operations for the three months ended March 31, 1999 and 2000, which in the opinion of its management are necessary for a fair presentation. Results of operations for the three months ended March 31, 1999 and 2000 are not necessarily indicative of the results that may be expected for the full year or for any future period. GlobalCenter Inc. was acquired by Frontier Corporation in February 1998 in a pooling-of-interests transaction. Global Crossing Ltd. was a party to a merger with Frontier Corporation effective September 28, 1999, that was accounted for as a purchase. The results of operations subsequent to that merger are not comparable to the results prior to that merger due to certain purchase accounting adjustments.

   In this prospectus, we include the assets and liabilities of the GlobalCenter group and the related combined results of operations for the years ended December 31, 1997 and 1998, for the nine-month period ended September 30, 1999 and for the three-month period ended March 31, 1999 under the heading "Old GlobalCenter." In addition, in this prospectus we include the assets and liabilities of the GlobalCenter group and the related combined results of operations for the three-month periods ended December 31, 1999 under the heading "New GlobalCenter." The presentation in the "Pro Forma GlobalCenter Group" column provides prospective purchasers of GlobalCenter group stock with a basis for comparing the year ended December 31, 1999 to the year ended December 31, 1998, by combining the operating results of Old GlobalCenter for the nine months ended September 30, 1999 with the operating results of New GlobalCenter for the three months ended December 31, 1999. This pro forma presentation includes pro forma adjustments for depreciation of property and equipment and amortization of goodwill and intangibles for the nine months ended September 30, 1999 resulting from the merger with Global Crossing. You should read the summary combined historical financial data provided below in conjunction with the "Selected Historical Combined Financial Data of the GlobalCenter Group," "Management's Discussion and Analysis of Financial Condition and Results of Operations of the GlobalCenter Group," and the combined financial statements of the GlobalCenter group and related notes which appear elsewhere in this prospectus.

                                                 Pro Forma          Old          New
                          Old GlobalCenter   GlobalCenter Group GlobalCenter GlobalCenter
                          -----------------  ------------------ ------------ ------------
                             Year Ended                          Unaudited Three Months
                            December 31,         Unaudited           Ended March 31,
                          -----------------      Year Ended     -------------------------
                           1997      1998    December 31, 1999      1999         2000
                          -------  --------  ------------------ ------------ ------------
                                               (in thousands)
Statement of Operations
 Data:
Revenues................  $ 7,739  $ 23,240      $  70,903        $10,947      $ 38,309
Costs and expenses:
 Cost of revenues.......    6,252    18,012         74,717         13,420        34,531
 Sales and marketing....    1,966     8,948         15,619          2,110         6,455
 General and
  administrative........    2,044     4,694          9,964          1,216         5,835
 Depreciation and
  amortization..........      912     4,023          6,428          1,103         3,155
 Goodwill and
  intangibles
  amortization..........      325     1,294        148,540            324        37,135
 Merger costs...........      --      2,060            --             --            --
                          -------  --------      ---------        -------      --------
Total costs and
 expenses...............   11,499    39,031        255,268         18,173        87,111
                          -------  --------      ---------        -------      --------
Loss from operations....   (3,760)  (15,791)      (184,365)        (7,226)      (48,802)
                          -------  --------      ---------        -------      --------
Other income (expenses),
 net....................       45        55             70            (18)         (211)
                          -------  --------      ---------        -------      --------
Loss before income
 taxes..................   (3,715)  (15,736)      (184,295)        (7,244)      (49,013)
Income tax benefit......      941     4,911         14,075          2,660         7,933
                          -------  --------      ---------        -------      --------
Net loss................  $(2,774) $(10,825)     $(170,220)       $(4,584)     $(41,080)
                          =======  ========      =========        =======      ========

                                         Old GlobalCenter   New GlobalCenter
                                         ---------------- ---------------------
                                             As of December 31,
                                         --------------------------- March 31,
                                               1998          1999       2000
                                         ---------------- ---------- ----------
                                                 (dollars in thousands)
Balance Sheet and Other Data:
Goodwill and intangibles, net...........     $ 7,470      $1,448,265 $1,411,130
Total assets............................      48,021       1,596,083  1,628,628
Total liabilities.......................      12,084          65,938     87,070
Group net worth.........................      35,937       1,530,145  1,541,558
Total liabilities and group net worth...     $48,021      $1,596,083 $1,628,628
Number of data centers..................           6               8         10
Data center gross square footage........      72,000         238,000    314,000

            GLOBAL CROSSING LTD. SUMMARY CONSOLIDATED FINANCIAL DATA

   The summary consolidated financial data as of December 31, 1997, 1998 and 1999, for the period from March 19, 1997 (Date of Inception) to December 31, 1997, and for the years ended December 31, 1998 and 1999, respectively, are derived from Global Crossing Ltd.'s audited consolidated financial statements. You should read this financial data in conjunction with the audited consolidated financial statements and unaudited pro forma financial information of Global Crossing Ltd. and notes which appear elsewhere or are incorporated by reference in this prospectus. The financial data as of March 31, 2000 and for the three months ended March 31, 1999 and 2000 are derived from Global Crossing Ltd.'s unaudited consolidated financial statements, which apear elsewhere in this prospectus. Global Crossing Ltd. has made adjustments, consisting of normal recurring adjustments necessary to present the financial position as of March 31, 2000 and the results of operations for the three months ended March 31, 1999 and 2000, which in the opinion of its management are necessary for a fair presentation. Results of operations for the three months ended March 31, 1999 and 2000 are not necessarily indicative of the results that may be expected for the full year or for any future period.

                              Period from
                             March 19, 1997                               Three Months Ended
                         (Date of Inception) to  Year Ended   Year Ended       March 31,
                              December 31,      December 31, December 31, --------------------
                                  1997              1998         1999       1999       2000
                         ---------------------- ------------ ------------ --------  ----------
                                (in thousands, except share and per share information)
                                                                              (Unaudited)
Statement of Operations
 Data:
Revenue.................        $    --          $ 419,866    $1,664,824  $176,319  $1,119,516
Expenses:
 Cost of sales..........             --            178,492       850,483    69,387     579,907
 Operations,
  administration and
  maintenance...........             --             18,140       134,266   12, 026     144,578
 Sales and marketing....           1,366            31,748       152,115    10,437     104,318
 Network development....              78            14,204        33,304     7,376      19,209
 General and
  administrative........           1,618            56,797       250,202    35,815     166,751
 Depreciation and
  amortization..........              39               541       124,294       211     140,943
 Goodwill and
  intangibles
  amortization..........             --                --        127,621       --      131,634
 Termination of advisory
  services agreement....             --            139,669           --        --          --
                                --------         ---------    ----------  --------  ----------
                                   3,101           439,591     1,672,285   135,252   1,287,340
                                --------         ---------    ----------  --------  ----------
Operating (loss)
 income.................          (3,101)          (19,725)       (7,461)   41,067    (167,824)
Equity in income (loss)
 of affiliates..........             --             (2,508)       15,708    (2,736)     (5,140)
Minority interest.......             --                --         (1,338)      --      (15,731)
Other income (expense):
 Interest income........           2,941            29,986        67,407    14,392      22,798
 Interest expense.......             --            (42,880)     (139,077)  (23,779)    (85,676)
 Other expense, net.....             --                --        180,765       --       (5,628)
Provision for income
 taxes..................             --            (33,067)     (126,539)  (16,142)     (5,000)
                                --------         ---------    ----------  --------  ----------
(Loss) income before
 extraordinary item and
 cumulative effect of
 change in accounting
 principle..............            (160)          (68,194)      (10,535)   12,802    (262,201)
Extraordinary loss on
 retirement of debt.....             --            (19,709)      (45,681)      --          --
                                --------         ---------    ----------  --------  ----------
(Loss) income before
 cumulative effect of
 change in accounting
 principle..............            (160)          (87,903)      (56,216)   12,802    (262,201)
Cumulative effect of
 change in accounting
 principle, net of
 income tax benefit of
 $1,400.................             --                --        (14,710)  (14,710)        --
                                --------         ---------    ----------  --------  ----------
Net loss................            (160)          (87,903)      (70,926)   (1,908)   (262,201)
Preferred stock
 dividends..............         (12,690)          (12,681)      (66,642)  (13,044)    (45,258)
Repurchase of preferred
 stock..................             --            (34,140)          --        --          --
                                --------         ---------    ----------  --------  ----------
Net loss applicable to
 common shareholders....        $(12,850)        $(134,724)   $ (137,568) $(14,952) $ (307,459)
                                ========         =========    ==========  ========  ==========

                               Period from                                             Three Months Ended
                              March 19, 1997                                                March 31,
                          (Date of Inception) to    Year Ended        Year Ended     ------------------------
                            December 31, 1997    December 31, 1998 December 31, 1999    1999         2000
                          ---------------------- ----------------- ----------------- -----------  -----------
                                                                                           (Unaudited)
Net Loss per Common
 Share:
Loss applicable to
 common shareholders
 before extraordinary
 item and cumulative
 effect of change in
 accounting principle
 Basic and diluted......       $     (0.04)         $     (0.32)      $     (0.15)   $     (0.00) $     (0.39)
                               ===========          ===========       ===========    ===========  ===========
Extraordinary item
 Basic and diluted......       $       --           $     (0.06)      $     (0.09)   $       --   $       --
                               ===========          ===========       ===========    ===========  ===========
Cumulative effect of
 change in accounting
 principle
 Basic and diluted......       $       --           $       --        $     (0.03)   $     (0.04) $       --
                               ===========          ===========       ===========    ===========  ===========
Net loss applicable to
 common shareholders
 Basic and diluted......       $     (0.04)         $     (0.38)      $     (0.27)   $     (0.04) $     (0.39)
                               ===========          ===========       ===========    ===========  ===========
Shares used in computing
 basic and diluted loss
 per share..............       325,773,934          358,735,340       502,400,851    410,797,073  778,780,323
                               ===========          ===========       ===========    ===========  ===========

                                          As of December 31,
                                    -------------------------------  March 31,
                                      1997      1998       1999        2000
                                    -------- ---------- ----------- -----------
                                            (in thousands)          (Unaudited)
Balance Sheet Data:
Total assets....................... $572,197 $2,639,177 $19,705,580 $21,489,970
Long term debt.....................  312,325  1,066,093   5,018,544   6,031,662
Total liabilities..................  406,151  1,381,857   8,051,030   9,573,631
Total shareholders' equity.........   74,121    774,320   9,218,515   8,953,042


Total liabilities and
 shareholders' equity............. $572,197 $2,639,177 $19,705,580 $21,489,970

                              Period from                                           Three Months Ended
                             March 19, 1997                                              March 31,
                         (Date of Inception) to    Year Ended        Year Ended     --------------------
                           December 31, 1997    December 31, 1998 December 31, 1999   1999       2000
                         ---------------------- ----------------- ----------------- --------  ----------
                                                                                        (Unaudited)
Operating Data:
Cash from operating
 activities.............        $  5,121            $ 208,727        $  506,084     $(19,441) $  240,158
Cash from investing
 activities.............        (428,743)            (430,697)       (4,009,977)    (158,008) (1,030,576)
Cash from financing
 activities.............         425,075            1,027,110         4,330,799      (64,796)    407,872
Adjusted EBITDA(1)......        $  2,263            $ 364,948        $  708,181     $128,208  $  388,591
Calculation of Adjusted
 EBITDA:
Operating income
 (loss).................        $ (3,101)           $ (19,725)       $   (7,461)    $ 41,067  $ (167,824)
Goodwill amortization...             --                   --            127,621          --      131,634
Depreciation and
 amortization...........              39                  541           124,294          211     140,943
Stock related expense...             --                39,374            51,308       16,716      18,850
Non-cash cost of
 capacity sold..........             --               140,892           291,764       53,514      99,056
Incremental cash
 deferred revenue.......           5,325               64,197           120,657       16,700     165,932
Termination of Advisory
 Services Agreement.....             --               139,669               --           --          --
                                --------            ---------        ----------     --------  ----------
Adjusted EBITDA.........        $  2,263            $ 364,948        $  708,181     $128,208  $  388,591
                                ========            =========        ==========     ========  ==========

--------

(1) Adjusted EBITDA is defined as operating income (loss), plus goodwill amortization, depreciation and amortization, non-cash cost of capacity sold, stock related expenses, incremental cash deferred revenue and amounts relating to the termination of an advisory services agreement. This definition is consistent with financial covenants contained in Global Crossing Ltd.'s major financial agreements. Global Crossing Ltd. presents Adjusted EBITDA because it is a financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance and because it believes that Adjusted EBITDA is an additional, meaningful measure of performance and liquidity. Global Crossing Ltd.'s management uses Adjusted EBITDA to monitor its compliance with its financial covenants and to understand the financial indicators investors and analysts are using to measure its performance. This information should not be considered as an alternative to any measure of performance as promulgated under GAAP. Global Crossing Ltd.'s calculation of adjusted EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

                                 RISK FACTORS

   Investing in GlobalCenter group stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before you purchase any shares of GlobalCenter group stock. Because GlobalCenter group stock is intended to track the performance of the GlobalCenter group, the risks described under "--Risks Related to the Business of the GlobalCenter Group" could affect the trading price of the GlobalCenter group stock. However, because the GlobalCenter group stock is a class of common stock of Global Crossing Ltd. and not of a separate company, you should also consider the risk factors relating to a capital structure with two or more classes of common stock below and to the business of Global Crossing Ltd. For a discussion of these risks, see "--Risks Relating to a Capital Structure with Two or More Separate Classes of Common Stock" below and "Business--Forward Looking Statements and Risk Factors" in Global Crossing Ltd.'s Annual Report on Form 10-K for the year ended December 31, 1999, which is incorporated in this prospectus by reference.

Risks Relating to the Business of the GlobalCenter Group

The GlobalCenter group has a limited operating history and its business model is still evolving, which makes it more difficult for you to evaluate the group and its prospects.

   The GlobalCenter group's limited operating history makes evaluating its business operations and its prospects difficult. The GlobalCenter group's range of service offerings has changed since its inception and its business model is still new and developing. The GlobalCenter group recently began offering a wider range of applications and professional services with the aim of becoming a total Internet services provider to differentiate itself from other Web hosting companies. Because many of these services are new, it cannot be sure that businesses will buy them. As a result, the revenue and income potential of the GlobalCenter group's business is unproven. In addition, its prospects must be considered in light of the risks, expenses and difficulties encountered by companies in the new, rapidly evolving and highly-competitive market for Internet infrastructure services, including complex Web hosting services. To address these risks, among other things, the GlobalCenter group must:

  . provide reliable, technologically current and cost-effective services;

  . continue to upgrade and expand its global infrastructure;

  . market its brand name and services effectively;

  . develop new and extend its current business partnerships; and

  . attract and retain qualified personnel.

   The GlobalCenter group's ability to achieve its goals depends significantly on its ability to partner with leading vendors of hardware, software and Internet infrastructure applications, as well as professional service providers, to develop and offer services that the market will want. This entails risks, such as the risk that the GlobalCenter group will not be able to partner, or, even if it does, that its selected partners will not provide it with the necessary resources to remain a leader in its industry.

The GlobalCenter group has a history of significant losses and expects these losses to continue in the foreseeable future.

   The GlobalCenter group has experienced operating losses and negative cash flows from operations in the past. The GlobalCenter group's net losses for the three months ended March 31, 2000, the three months ended December 31, 1999, the nine months ended September 30, 1999 and each of the years ended December 31, 1998 and 1997 were $41.1 million, $42.7 million, $16.8 million, $10.8 million and $2.8 million, respectively. While the GlobalCenter group's revenues have grown in recent periods, this growth may not continue. In connection with the GlobalCenter group's expansion plans, it anticipates making significant investments in its data center infrastructure, as well as in sales, marketing, technical and customer support personnel. As a result of its expansion plans, we expect the GlobalCenter group's net losses and negative cash flows from operations to continue for the foreseeable future. We cannot assure you that the GlobalCenter group will ever become or remain profitable or that it will generate positive cash flows from operations.

The GlobalCenter group may be unable to secure additional financing when it needs it.

   Historically, GlobalCenter has relied on Global Crossing Ltd. or Frontier Corporation to satisfy its capital requirements. Global Crossing Ltd. is not obligated, however, to serve as a source of funding. According to the GlobalCenter group's current business plan, it expects that the proceeds from this offering will provide it sufficient capital to sustain current operations and capital expenditure plans for the next 12 to 18 months. However, the GlobalCenter group's business is rapidly growing and capital intensive. Any material changes to its funding requirements could require it to secure additional funding. The sources from which the GlobalCenter group may satisfy its future financing requirements may include funding from third parties, the proceeds from the issuance of additional GlobalCenter group stock or additional funding from Global Crossing Ltd. We cannot assure you that the GlobalCenter group will be able to secure additional financing on an acceptable basis, if at all.

The rapid expansion of the GlobalCenter group's data centers produces a significant strain on its business and requires it to expend substantial resources. Any delay in its expansion plans or failure to attract customers could have a material adverse effect on the business of the GlobalCenter group.

   The expansion of the GlobalCenter group's business through the opening of additional data centers in geographically diverse locations is one of its key strategies. The GlobalCenter group currently has 10 data centers located in metropolitan areas in northern and southern California; northern Virginia; New York City; London; and Melbourne. The GlobalCenter group is currently developing 10 additional data centers, nine of which it plans to open in 2000. To expand successfully, the GlobalCenter group must be able to assess markets, locate and secure new data center sites, install data center facilities and establish interconnections with the Global Crossing network or the networks of other providers. To manage this expansion effectively, the GlobalCenter group must continue to improve its operational and financial systems and expand, train and manage its employee base. The GlobalCenter group's inability to establish additional data centers or effectively manage its expansion would limit its revenue growth, which would have a material adverse effect upon its business.

   The GlobalCenter group expects to expend substantial resources for leases and/or the purchase of real estate, significant improvements of facilities, purchase of complementary businesses, assets and equipment, implementation of multiple telecommunications connections and hiring of network, administrative, customer support and sales and marketing personnel with the establishment of each new data center. Moreover, the GlobalCenter group expects to make significant investments in sales and marketing and the development of new services as part of its expansion strategy. If the net proceeds of this offering are not sufficient to fund its growth, and if the GlobalCenter group fails to generate sufficient cash flows or raise sufficient funds in the future, it may be required to delay or abandon some or all of its development and expansion plans or otherwise forego market opportunities, making it difficult for it to generate additional revenue and to respond to competitive pressures. Any delay in the completion of its new facilities may make the GlobalCenter group less attractive to customers, which would adversely affect its business.

   In general, it takes the GlobalCenter group at least six months after a data center site is leased to construct the necessary facilities, install equipment and telecommunications infrastructure and hire operations and sales personnel. Expenditures commence well before the data center opens, and it takes an extended period of time for the GlobalCenter group to approach break-even capacity utilization. As a result, the GlobalCenter group expects that individual data centers will experience losses for one year or longer from the time they are opened. The GlobalCenter group incurs further expenses to test market its services in markets where there is no data center. Growth in the number of its data centers is likely to increase the amount and duration of losses. In addition, if the GlobalCenter group does not attract customers to new data centers in a timely manner, or at all, those data centers would continue to experience losses, which could materially adversely affect the GlobalCenter Group's business.

The GlobalCenter group's strategy is based on the belief that the Web hosting business will continue to grow and that businesses will outsource an increasing portion of their more sophisticated Internet-related functions. If this belief is incorrect, the GlobalCenter group is unlikely to become or remain profitable.

   The GlobalCenter group's future growth, if any, will depend on the continued trend of businesses to outsource an increasing portion of their Internet-related operations, including their Web hosting needs and management systems, and its ability to provide and market dependable services effectively. In addition, the GlobalCenter group's strategy is based on its belief that businesses will outsource an increasing portion of their more sophisticated Internet-related functions, and the GlobalCenter group is therefore planning to invest a significant amount in developing products and services to meet this expected demand. We cannot be sure, however, that the market for the GlobalCenter group's services will develop, that its services will be adopted, or that businesses will use Internet-based services in the degree or manner that the GlobalCenter group expects. It is possible that, at some point, businesses may find it cheaper, more secure or otherwise preferable to host their Web sites internally and decide not to outsource the management of their Web sites. If the GlobalCenter group is unable to react quickly to changes in the market, if the market fails to develop or develops more slowly than expected, or if its services do not achieve market acceptance, then the GlobalCenter group is unlikely to become or remain profitable.

The market for Web hosting and for other Internet infrastructure services is highly competitive and there are few substantial barriers to entry. The GlobalCenter group may be unable to compete effectively and achieve its operating and financial objectives due to this significant competition.

   The market for Web hosting and for other Internet infrastructure services is highly competitive and there are few substantial barriers to entry. The GlobalCenter group's current and potential competitors in the market include Web hosting service providers, Internet service providers, commonly known as ISPs, telecommunications companies and large information technology outsourcing firms. The GlobalCenter group's competitors may operate in one or more of these areas, and they include companies such as AboveNet Communications, AT&T, British Telecom, Cable & Wireless, Digex, Digital Island, EDS, Exodus Communications, Globix, Genuity, IBM, Intel, KPNQwest, Level 3 Communications, MCI WorldCom, PSINet, NaviSite, Qwest Communications International and USinternetworking.

   Many of the GlobalCenter group's competitors have substantially greater resources, more customers, greater name recognition and more established relationships in the industry. As a result, these competitors may be able to develop and expand their applications and service offerings more quickly, devote greater resources to the marketing and sale of their products and adopt more aggressive pricing policies. In addition, these competitors have entered and will likely continue to enter into business relationships to provide additional services competitive with those the GlobalCenter group provides. As the GlobalCenter group moves toward its goal of becoming a total Internet infrastructure services provider, the nature of its competition may change in ways it will not anticipate. The GlobalCenter group also believes the Web hosting market is likely to experience consolidation in the near future, which could result in increased price and other competition that would make it more difficult for it to compete. For further discussion of the GlobalCenter group's competitive position, see "Business of the GlobalCenter Group-- Competition."

The GlobalCenter group's business depends largely on network services it receives from the Global Crossing group. Any disruption of these services or the Global Crossing group's inability to maintain its peering and transit relationships could be costly and could prevent the GlobalCenter group from adequately serving its customers.

   The GlobalCenter group relies primarily on the Global Crossing group for its network capacity. The Global Crossing group operates its own global IP network, which qualifies it as a tier-one service provider of Internet connectivity services. A "tier-one service provider" is a company with an international IP network which provides a presence in major cities in the United States and Europe, geographically diverse peering connections, specified transport speeds and round-the-clock network support services. If the Global Crossing network experiences disruption, the GlobalCenter group's services may be disrupted as well, which would be detrimental to the GlobalCenter group's customers. Frequent or sustained disruptions in the Global Crossing network could harm the GlobalCenter group's business. If the Global Crossing group were unable to provide the GlobalCenter group sufficient network capacity, it would need to rapidly secure an alternative provider of these services. As a result, the GlobalCenter group could incur transition costs and its monthly costs of operations could increase. In addition, such a transition could have a detrimental effect on the service it provides its customers.

   The Internet is composed of many ISPs that operate their own networks and interconnect with other ISPs at various peering points. Peering and transit relationships are a competitive factor that allow some Web hosting companies to provide faster data transmission than others. If the Global Crossing group fails to adapt its network infrastructure to meet industry requirements for peering or loses its peering or transit relationships for any other reason, then the GlobalCenter group's transmission rates could be reduced, resulting in a decrease in the quality of service it provides to its customers.

The GlobalCenter group would not be able to provide adequate service to its customers if it were unable to secure sufficient network capacity to meet its future needs on reasonable terms or at all.

   The GlobalCenter group must continue to expand and adapt its network arrangements to accommodate an increasing amount of data traffic and changing customer requirements. If the GlobalCenter group's future network capacity requirements exceed the capacity the Global Crossing group is able to provide to the GlobalCenter group, it may have to pay higher prices for such additional network capacity from others or such capacity might not be available at all. The GlobalCenter group's failure to achieve or maintain high capacity data transmission could negatively affect its level of service to its existing customers and limit its ability to attract new customers, which would harm its business.

The GlobalCenter group's quarterly and annual results may fluctuate. If the GlobalCenter group's results of operations fall below analysts' expectations, the market price of GlobalCenter group stock and the value of your investment could be reduced.

   The GlobalCenter group's results of operations fluctuate on a quarterly and annual basis. It expects to continue experiencing significant fluctuations in its future quarterly and annual results of operations due to a variety of factors, including the factors discussed in this section, many of which are outside of the GlobalCenter group's control.


   Due to these factors, revenues and operating results are difficult to forecast. The GlobalCenter group believes that period to period comparisons of its operating results will not necessarily be meaningful and you should not rely on them as indications of its future performance. However, the market price of GlobalCenter group stock may reflect the expectations of securities analysts or investors relating to the GlobalCenter group's results of operations. If, in some future periods, the GlobalCenter group's results of operations fall below these expectations, it could negatively affect the market price of GlobalCenter group stock and the value of your investment.

The GlobalCenter group's data centers and the networks it relies on are sensitive to harm from human actions and natural disasters. Any resulting disruption could significantly damage its business.

   The GlobalCenter group's ability to provide reliable service largely depends on the performance and security of its data centers and equipment, and of the network infrastructure of its connectivity providers, particularly the Global Crossing IP network infrastructure. The GlobalCenter group's customers often maintain confidential information on servers located in its data centers, such as credit card and bank account numbers. The GlobalCenter group's data centers and equipment, the networks it uses, and its customers' information, are subject to damage and unauthorized access from human error and tampering, breaches of security, natural disasters, power loss, capacity limitations, software defects, telecommunications failures, intentional acts of vandalism, including computer viruses, and other factors that have caused, and will continue to cause, interruptions in service or reduced capacity for customers. The GlobalCenter group's data centers have experienced and may in the future experience delays or interruptions in service as a result of accidental or intentional actions of Internet users or others. For example, in February 2000, hackers flooded one of the GlobalCenter group's customer's Web sites with an enormous number of requests, which disrupted its services. Despite precautions the GlobalCenter group has taken and plans to take, the occurrence of a security breach, natural disaster, interruption in service or other unanticipated problems could seriously damage its business and cause it to lose customers. Additionally, the time and expense required to alleviate security problems could be significant and could impair its operating results.

By providing services to customers with mission-critical Internet operations, GlobalCenter could potentially expose itself to lawsuits for customers' lost profits or other damages.

   Because the GlobalCenter group's services are critical to many of its customers' businesses, any significant interruption in its services could result in lost profits or other indirect or consequential damages to its customers. The GlobalCenter group's customers are required to sign service agreements which incorporate GlobalCenter's standard terms and conditions. Although these terms disclaim its liability for any such damages, a customer could still bring a lawsuit against the GlobalCenter group claiming lost profits or other consequential damages as the result of a service interruption or other Web site problems that the customer may attribute to the GlobalCenter group. The GlobalCenter group cannot be sure a court would enforce any limitations on its liability, and the outcome of any lawsuit may depend on the specific facts of the case and the legal and policy considerations involved. While the GlobalCenter group believes it would have meritorious defenses to any such claims, it cannot be sure it would prevail. In such cases, the GlobalCenter group could be liable for substantial damage awards. Such damage awards might exceed its liability insurance by unknown but significant amounts, which would seriously harm the GlobalCenter group's profitability or increase its losses.

The GlobalCenter group provides service level commitments to its customers, so any significant degradation in service could force it to reduce its fees enough to harm its business.

   The GlobalCenter group's customer contracts provide service level agreements related to the continuous availability of its data center and network services. The GlobalCenter group's commitment is generally limited to a credit consisting of reduction in monthly fees for disruptions in Internet transmission services. If the GlobalCenter group incurs significant service degradation in connection with system downtime, it will be forced to reduce its fees and its business would be harmed. As customers outsource more mission-critical operations to the GlobalCenter group, it risks increased liability claims and customer dissatisfaction if its systems fail to meet its customers' expectations.

If the GlobalCenter group does not respond effectively and on a timely basis to rapid technological change and evolving industry standards, its services could become obsolete or no longer competitive.

   Internet and networking technology is changing rapidly. The GlobalCenter group's future success will depend largely on its ability to:

  . offer services that incorporate leading technologies;

  . address the increasingly sophisticated and varied needs of its current and prospective customers;

  . respond to technological advances and emerging industry standards on a timely and cost-effective basis; and

  . continue offering services that are compatible with products and services of other vendors.

   Although the GlobalCenter group often works with various vendors in testing newly developed products, we cannot be sure these products will be compatible with its infrastructure or that these products will adequately address changing customer needs. Although the GlobalCenter group currently intends to support emerging standards, we cannot be sure that industry standards will be established or, if they become established, that

GlobalCenter will be able to conform to these new standards in a timely or cost-effective fashion and maintain a competitive position in the market. Keeping pace with technological advances may require substantial expenditures and lead time. The GlobalCenter group's failure to conform to the prevailing standards, or the failure of common standards to emerge, could harm its business. In addition, products, services or technologies developed by others may render its services obsolete or no longer competitive.

The GlobalCenter group's business will not continue to grow unless Internet usage continues to grow and Internet performance remains adequate.

   The increased use of the Internet for retrieving, sharing and transferring information among businesses and consumers has only recently begun to develop on a mass scale. The GlobalCenter group's success will depend on the continued growth in Internet usage, in particular on the growth of its use as a commercial and entertainment distribution tool. The growth of the Internet is subject to a high level of uncertainty and depends on a number of factors, including the growth in consumer and business use of new interactive technologies, the development of technologies that facilitate interactive communications, security concerns and increases in data transport capacity. If the Internet as a commercial medium fails to grow or develops more slowly than expected, then the GlobalCenter group's business is unlikely to grow as expected.

   The recent growth in the use of the Internet in general has caused frequent periods of performance degradation, requiring the upgrade of routers and switches, telecommunications links and other components forming the infrastructure of the Internet by ISPs and other organizations with links to the Internet. Any perceived degradation in the performance of the Internet as a whole could undermine the demand for the GlobalCenter group's services. The performance of the GlobalCenter group's Web hosting services is ultimately limited by and relies on the speed and reliability of the networks operated by Global Crossing and third parties. Consequently, the growth of the market for the GlobalCenter group's services depends on improvements being made to these networks.

The GlobalCenter group's business could be harmed if its management team, which has worked together at GlobalCenter for only a brief time, is unable to work effectively, or if it is unable to retain and attract key personnel.

   GlobalCenter has hired most of its senior management within the last six months. As a result, its management team has worked for GlobalCenter for only a brief time. The GlobalCenter group's success will depend, in significant part, on the continued services of its senior management personnel and of its key technical and sales personnel. If other companies offer GlobalCenter's key employees substantial compensation or option packages, they may choose to accept other employment. Global Crossing Ltd. and its subsidiaries do not have employment agreements for any GlobalCenter employees other than Mr. Hindery, or key man insurance for any GlobalCenter employees.

   The GlobalCenter group's success will also depend largely on its ability to attract and retain highly skilled technical, managerial, sales and marketing personnel, particularly additional management in the areas of application integration and technical support. Competition for such personnel is intense. GlobalCenter may not be able to hire or retain the necessary personnel to implement its business strategy, or it may need to pay higher compensation for employees than it currently expects. If the GlobalCenter group's is unable to attract and retain such personnel, its growth would be limited and its business would be harmed.

The GlobalCenter group may be unable to achieve its operating and financial objectives if it cannot manage its anticipated growth effectively.

   The GlobalCenter group is experiencing, and expects to continue experiencing, rapid growth with respect to the building of its domestic and international data centers, expansion of its service offerings, expansion of its customer base and increases in the number of employees. This growth has placed, and the GlobalCenter group expects it to continue to place, a significant strain on its financial, management, operational and other resources, including its ability to ensure customer satisfaction. This expansion also requires significant time commitments from its senior management and places a significant strain on their ability to manage the existing business. In addition, the GlobalCenter group is required to manage multiple relationships with a growing number of third parties as it seeks to complement its service offerings.

   In order to manage this growth, the GlobalCenter group will need to:

  . expand and enhance its operating and financial procedures and controls;

  . replace or upgrade its operational and financial management information systems; and

  . attract, train, manage and retain key employees.

   In early 2000, the GlobalCenter group began to implement and upgrade its operational and financial systems, procedures and controls, including evaluating the implementation of a new billing system and IT system. Implementation of those systems and improvements could be disruptive to the GlobalCenter group's business.

The GlobalCenter group may experience difficulty in integrating future acquisitions or joint ventures which could harm its operating results.

   GlobalCenter Inc. may acquire businesses with complementary products, services and technologies that will be allocated to the GlobalCenter group. After purchasing a company, GlobalCenter could have difficulty in assimilating that company's technology, personnel and operations. In addition, the key personnel of the acquired company may decide not to work for GlobalCenter. These difficulties could disrupt the GlobalCenter group's ongoing business, distract its management and employees and increase its expenses. In addition, future acquisitions by GlobalCenter Inc. may require it to incur additional debt, result in large one-time write-offs or create goodwill or other intangible assets that could result in amortization expenses.

   As part of the GlobalCenter group's expansion, GlobalCenter Inc. may also pursue relationships and joint ventures with companies located in or with relationships in the markets it wishes to enter, or who have specific technologies, products or services it needs to serve its customers. GlobalCenter Inc. may not have a majority interest in or control of the governing body of any such joint venture. There is a risk that the other joint venture partner may at any time have economic, business or legal interests or goals that are inconsistent with those of the joint venture or of GlobalCenter. A joint venture partner may be unable to meet its economic or other obligations and GlobalCenter may be required to fulfill those obligations. In addition, if GlobalCenter Inc. does not have a majority interest in a joint venture, it may not have control of the operation or assets of that joint venture.

Because the GlobalCenter group is planning significant international expansion in the next year, difficulties presented by international economic, political, legal, accounting and business factors could harm its business.

   One component of the GlobalCenter group's strategy is to expand into international markets. It currently has two data centers outside of the United States, one in London, England and one in Melbourne, Australia. The GlobalCenter group has also announced plans to open new data centers later this year in Europe and Australia. In addition, GlobalCenter Inc. has entered into a joint venture agreement with Asia Global Crossing, an affiliated company, pursuant to which this joint venture will open data centers in Asia. In order to further expand the GlobalCenter group's international operations, GlobalCenter Inc. may enter into additional joint ventures or outsourcing agreements with third parties, acquire complementary businesses or operations, or establish and maintain new operations outside of the United States. If GlobalCenter is unable to do any of these things in a timely and cost-effective manner, it could be precluded from successfully developing its international operations. In addition, the GlobalCenter group may depend on third parties to be successful in its international operations, but we cannot assure you that the GlobalCenter group will be successful in securing such third party relationships.

   In addition, the rate of development and adoption of the Internet has been slower outside of the United States, and the cost of bandwidth has been higher, which may adversely affect the GlobalCenter group's ability to expand operations and may result in higher relative costs for its international operations. The risks inherent in conducting business internationally include:

  . unexpected changes in regulatory requirements, export restrictions, tariffs and other trade barriers;

  . challenges in staffing and managing foreign operations;

  . differences in technology standards;

  . employment laws and practices in foreign countries;

  . longer payment cycles and problems in collecting accounts receivable;

  . political instability;

  . fluctuations in currency exchange rates and imposition of currency exchange controls; and

  . potentially adverse tax consequences.

Laws in the United States and elsewhere regarding the Internet are largely unsettled, but are becoming an increasing focus for lawmakers. Changes in these laws could require the GlobalCenter group to expend significant resources to comply or could limit its business.

   The GlobalCenter group provides services over the Internet in the United States and in many foreign countries, and it facilitates the activities of its customers in these jurisdictions. As a result, GlobalCenter Inc. may be required to qualify to do business, or be subject to taxation, or be subject to other laws and regulations, in jurisdictions even if it does not have a physical presence or employees or property in these jurisdictions. The application of these multiple sets of laws and regulations is uncertain. GlobalCenter could be subject to regulation, taxation, enforcement or other liability in unexpected ways, which could make it more expensive to conduct its business or limit its ability to conduct its business. Regulation of the Internet may also harm GlobalCenter's customers' businesses, which could lead to reduced demand for its services.

   The law in the United States relating to the liability of online and Internet service providers for information disseminated through their systems remains largely unsettled. It may take years to determine whether and how existing laws, such as those governing intellectual property, privacy, consumer protection, libel and taxation, apply to the Internet. The growth and development of the market for online commerce may also prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online.

   The United States Congress has recently considered enacting Internet laws regarding privacy, copyrights, taxation and the transmission of sexually explicit materials. The Federal Trade Commission has recently commenced investigations of the practices of certain Internet companies relating to privacy and consumer protection laws. The European Union recently enacted its own privacy regulations. The application of existing laws or promulgation of new laws could require the GlobalCenter group to expend substantial resources to comply with such laws or discontinue some service offerings. Increased attention to liability issues could also divert management attention, result in unanticipated expenses and harm its business.

   The GlobalCenter group's business is not currently subject to direct regulation by the Federal Communications Commission, or the "FCC," or any other government agency, other than as to regulations applicable to business in general. However, in the future it may be subject to regulation by the FCC or other federal or state agencies, which could increase its costs and harm its business. For further discussion of the regulations to which the GlobalCenter group may be subject, see "Business of the GlobalCenter Group-- Government Regulation."

   Global Crossing Ltd. is subject to United States and international regulation relating to its existing network and its future expansion of its network. If Global Crossing's network or expansion plans were limited by governmental regulation, it could have a material adverse effect on the GlobalCenter group's business. For a discussion of risks relating to the business of Global Crossing Ltd., see "Business--Forward Looking Statements and Risk Factors" in Global Crossing Ltd.'s Annual Report on Form 10-K for the year ended December 31, 1999, which is incorporated by reference in this prospectus.

As the host of information carried on the Internet, the GlobalCenter group could be held liable for the information disseminated through its network.

   If the GlobalCenter group and other Web hosting and network providers become liable for information carried on or disseminated through their systems, GlobalCenter group could be required to implement measures to reduce exposure to legal liability. This may require the expenditure of substantial funds, or discontinuance of various service or product offerings. The costs of defending against any claims and potential adverse outcomes of these claims could adversely affect the GlobalCenter group's profitability or increase its losses. While the GlobalCenter group carries professional liability insurance, it may not be adequate to compensate GlobalCenter or may not cover it in the event it becomes liable for information carried on or disseminated through its network. The law relating to the liability of online services companies, private network operators and ISPs for information carried on or disseminated through their networks is currently unsettled. The Child Online Protection Act of 1998 imposes criminal penalties and civil liability on anyone engaged in the business of selling or transferring material that is harmful to minors, by means of the Web, without restricting access to this type of material by underage persons. Numerous states have adopted or are currently considering similar types of legislation.

   In addition, some ISPs and other online services companies could deny network access to the GlobalCenter group and its customers if it allows undesired content to be transmitted through its network. Although the GlobalCenter group prohibits customers by contract from distributing illegal material or engaging in practices such as sending unsolicited commercial e-mail advertisements, we cannot be sure that the GlobalCenter group's customers will not violate these prohibitions, which could cause the GlobalCenter group to face significant liability.

The GlobalCenter group may be unable to protect its intellectual property rights or to license the intellectual property that it expects to need in the future from others.

   The GlobalCenter group relies on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect certain of its proprietary rights. It has no patented technology that would bar competitors from its market. Despite its efforts to protect its proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use its data or technology. In addition, the laws of various foreign countries may not protect its products, services or intellectual property rights to the same extent as do the laws of the United States.

   The GlobalCenter group does not currently rely in a material way on technologies licensed from third parties, but it expects that, as it continues to offer new services through partnerships with third parties, its reliance on licensed technology will grow. The GlobalCenter group cannot be sure these licenses will be available to it on commercially reasonable terms or at all. The inability to use such technology could require it to obtain substitute technology of lower quality or performance standards or at greater cost, which could harm its business.

   Other parties may claim that the GlobalCenter group has infringed their proprietary rights. Such claims, whether or not meritorious, may require it to expend significant financial and managerial resources, result in injunctions against it, or impose damages it must pay. The GlobalCenter group may need to obtain licenses from third parties who allege that it has infringed their rights, but such licenses may not be available on terms acceptable to it or at all.

Risk relating to a capital structure with two or more separate classes of common stock

You and the holders of Global Crossing group stock will remain shareholders of one company and, therefore, financial effects from one group could adversely affect the other.

   The holders of Global Crossing group stock and the holders of GlobalCenter group stock will be shareholders of a single company, Global Crossing Ltd. The Global Crossing group and the GlobalCenter group will not be separate legal entities. Accordingly, as a holder of GlobalCenter group stock, you will be subject to all of the risks of an investment in Global Crossing Ltd. and all of its businesses, assets and liabilities. The market value of GlobalCenter group stock may not reflect the performance of the GlobalCenter group as intended. The issuance of GlobalCenter group stock and the allocation of assets and liabilities and shareholders' equity between the Global Crossing group and the GlobalCenter group will not result in a distribution or spin-off to shareholders of any of Global Crossing Ltd.'s assets or liabilities and will not affect ownership of its assets or responsibility for its liabilities or those of its subsidiaries. The assets attributed to one group could be subject to the liabilities of the other group, even if those liabilities arise from lawsuits, contracts or indebtedness that are attributed to the other group. If the Global Crossing group is unable to satisfy its liabilities out of the assets attributed to it, Global Crossing Ltd. may be required to satisfy those liabilities with assets which have been attributed to the GlobalCenter group. For example, pursuant to a tax sharing agreement, GlobalCenter Inc. and its subsidiaries could be liable for federal income tax liability incurred by subsidiaries that are part of the Global Crossing group.

   Financial effects arising from the Global Crossing group that affect Global Crossing Ltd.'s consolidated results of operations or financial condition could, if significant, affect the results of operations or financial condition of the GlobalCenter group or the market price of GlobalCenter group stock. In addition, if Global Crossing Ltd. or any of its subsidiaries were to incur significant indebtedness on behalf of the Global Crossing group, including indebtedness incurred or assumed in connection with an acquisition or investment, it could affect Global Crossing Ltd.'s ability to incur debt on behalf of the GlobalCenter group or increase its costs of borrowing. Net losses of either the Global Crossing group or the GlobalCenter group and dividends and distributions on shares of Global Crossing group stock or GlobalCenter group stock will reduce the funds available to pay dividends or other distributions on GlobalCenter group stock under Bermuda law. For all these reasons, you should read Global Crossing Ltd.'s consolidated financial information in addition to the financial information provided for the GlobalCenter group.

We cannot assure you that the market price of GlobalCenter group stock will reflect the performance of the GlobalCenter group as we intend.

   Tracking stocks, like GlobalCenter group stock, are more complex than traditional common stocks and are not directly comparable to common stock of companies that have been spun off by their parent companies. For the following reasons and the other risks and uncertainties relating to this capital structure, we cannot assure you that the market price of GlobalCenter group stock will reflect the performance of the GlobalCenter group as we intend.

    Global Crossing Ltd.'s board of directors may change or make exceptions to Global Crossing Ltd.'s board policy statement without shareholder approval to the detriment of the GlobalCenter group.

   In connection with the issuance of GlobalCenter group stock, Global Crossing Ltd.'s board of directors intends to adopt the board policy statement that we describe in this prospectus under "Relationship Between the GlobalCenter Group and the Global Crossing Group" to govern the relationship between the Global Crossing group and the GlobalCenter group. Global Crossing Ltd.'s board of directors may modify or rescind the policies set forth in the board policy statement with respect to the allocation of corporate opportunities, financing arrangements, corporate overhead, taxes, debt, interest and other matters, or may adopt additional policies, in its sole discretion without shareholder approval. It could also make exceptions with respect to their application depending on particular facts and circumstances. It is likely that Global Crossing Ltd.'s board of directors would amend these policies or adopt new policies if it decides to issue additional classes of common stock. A decision to modify or rescind these policies, or adopt additional policies, could have different effects on the holders of

Global Crossing group stock and the holders of GlobalCenter group stock and could adversely affect the holders of GlobalCenter group stock relative to the holders of Global Crossing group stock.

    The complex nature of the terms of GlobalCenter group stock may adversely affect its market price

   The complex nature of the terms of GlobalCenter group stock and the potential difficulties investors may have in understanding these terms may adversely affect its market price. Examples include:

  . the rights of the Global Crossing Ltd. board of directors to convert
    GlobalCenter group stock into Global Crossing group stock or vice versa;
    and

  . the discretion of the Global Crossing Ltd. board of directors to make determinations relating to a variety of matters affecting the rights of the holders of GlobalCenter group stock, such as dividends and cash management and allocation matters.

   In addition, investors may discount the value of GlobalCenter group stock because the GlobalCenter group is part of a common enterprise with the rest of the operations of Global Crossing Ltd. rather than a stand-alone entity.

    The terms of the GlobalCenter group stock as a whole may not effectively link the market value of GlobalCenter group stock with the separate performance of the GlobalCenter group

   Some of the terms of the GlobalCenter group stock are not intended to link its market value with the separate performance of the GlobalCenter group. For example, the liquidation rights of the GlobalCenter group stock are fixed soon after the time of issuance and may not bear any relationship to its market value at the time of any liquidation of Global Crossing Ltd. The absence of other terms, such as the lack of a formula requiring the payment of dividends based on performance, could make it less likely that GlobalCenter group stock will have a market value effectively linked to the separate performance of the GlobalCenter group.

You will have only limited rights specific to the GlobalCenter group.

   The holders of GlobalCenter group stock generally will not have shareholder rights specific to the GlobalCenter group or GlobalCenter Inc. Instead, holders will have customary shareholder rights relating to Global Crossing Ltd. as a whole. For example, the holders of Global Crossing group stock and the holders of GlobalCenter group stock will vote together as a single class to elect the board of directors of Global Crossing Ltd. and approve any sale of all or substantially all of the assets of Global Crossing Ltd. The holders of GlobalCenter group stock will only have the following rights with respect to the GlobalCenter group:

  . a right to a dividend, repurchase or conversion if the sale of all or substantially all of the assets of the GlobalCenter group occurs; and

  . a right to vote as a separate voting group (1) to increase or decrease the authorized shares of GlobalCenter group stock, other than to effectuate a permitted conversion or distribution, (2) to amend the terms of GlobalCenter group stock and (3) as otherwise required under Bermuda law, Nasdaq listing rules or stock exchange rules.

You will not have a board of directors with a separate fiduciary duty to you.

   Holders of GlobalCenter group stock will not have any voting rights with respect to the election of the board of directors of GlobalCenter Inc. The board of directors of Global Crossing Ltd. owes a fiduciary duty to Global Crossing Ltd. and its shareholders as a whole. Consequently, there will be no board of directors that will owe any separate duties to the holders of GlobalCenter group stock.

The voting power of GlobalCenter group stock will be limited.

     In circumstances where the two classes of stock vote together as a single class, holders of GlobalCenter group stock will not be able to control the outcome of shareholder voting

   Global Crossing group stock will retain a substantial majority of the combined voting power of GlobalCenter group stock and Global Crossing group stock because:

  . the relative voting power per share of GlobalCenter group stock and Global Crossing group stock is based on the relative average market values per share of outstanding GlobalCenter group stock and outstanding Global Crossing group stock and we expect that initially Global Crossing group stock will have a substantially larger market value than GlobalCenter group stock, in part because of the continuing inter-group interest in the GlobalCenter group; and

  . the aggregate voting power of all outstanding shares of GlobalCenter group stock is limited to 25% of the total voting power of all outstanding shares of Global Crossing Ltd. common stock, regardless of the market value of GlobalCenter group stock.

   The holders of Global Crossing group stock, to the extent they vote the same way, could control the outcome of a vote--even if the matter involves a divergence or conflict of the interests of the holders of Global Crossing group stock and the holders of GlobalCenter group stock. These matters may include mergers and other extraordinary transactions. This control results because the multiple classes of stock will generally vote as a single class, except in limited circumstances.

     In circumstances where holders of GlobalCenter group stock would otherwise hold more than 25% of the total voting power of all outstanding shares of common stock of Global Crossing Ltd., the voting power of each share of GlobalCenter group stock will be reduced

   The total voting power of the holders of GlobalCenter group stock could increase as a result of:

  . the issuance of additional shares of GlobalCenter group stock;

  . an increase in average market value of outstanding GlobalCenter group stock relative to Global Crossing group stock;

  . the repurchase of shares of Global Crossing group stock; or

  . a decrease in average market value of outstanding Global Crossing group stock relative to GlobalCenter group stock.

However, in circumstances where holders of GlobalCenter group stock would otherwise hold more than 25% of the total voting power of all outstanding shares of common stock of Global Crossing Ltd., the voting power of each share of GlobalCenter group stock will be reduced so that all outstanding shares of GlobalCenter group stock represent only 25% of the total voting power of all outstanding shares of Global Crossing Ltd. common stock.

   Any issuance of additional shares of GlobalCenter group stock for strategic investments, in acquisitions and other transactions and Global Crossing Ltd.'s intended disposition of the Global Crossing group's inter-group interest in GlobalCenter group stock could cause reductions in the voting power of each share of GlobalCenter group stock. As a result of any reduction, the holders of GlobalCenter group stock and the holders of Global Crossing group stock would hold voting power in Global Crossing Ltd. that is not consistent with their relative economic interests in Global Crossing Ltd.

     You will not be entitled to vote on a sale of the assets attributed to the GlobalCenter group, except in limited circumstances

   Assuming the assets attributed to the GlobalCenter group represent less than substantially all of the assets of Global Crossing Ltd. as a whole, Global Crossing Ltd.'s board of directors could, in its sole discretion and without shareholder approval, approve sales and other dispositions of any amount, including all, or substantially all, of the properties and assets attributed to the GlobalCenter group because Bermuda law requires shareholder approval only for a sale or other disposition of all or substantially all of the assets of the entire company. In exercising its discretion, Global Crossing Ltd.'s board of directors is not required to select the option that would result in the distribution with the highest value to the holders of GlobalCenter group stock or with the smallest effect on GlobalCenter group stock. Furthermore, upon a sale or disposition of less than substantially all of the assets of GlobalCenter group, Global Crossing Ltd.'s board of directors is under no obligation to make any distribution to holders of GlobalCenter group stock of the proceeds of the sale or disposition.

   In addition, under Bermuda law, Global Crossing Ltd.'s board of directors could decline to sell the assets of the GlobalCenter group, despite the request of a majority of the holders of GlobalCenter group stock.

Potential conflicts of interest exist between Global Crossing group stock and GlobalCenter group stock that may be difficult to resolve by Global Crossing Ltd.'s board of directors or that may be resolved adversely to holders of GlobalCenter group stock.

   The existence of separate classes of Global Crossing Ltd. common stock could give rise to occasions when the interests of the holders of Global Crossing group stock and the holders of GlobalCenter group stock diverge, conflict or appear to diverge or conflict.

    Operational and financial decisions could favor the Global Crossing group over the GlobalCenter group, adversely affecting the market value of the GlobalCenter group stock

   From time to time, Global Crossing Ltd.'s board of directors could, in its sole discretion and without shareholder approval, make operational and financial decisions or implement policies that affect disproportionately the businesses of the GlobalCenter group. These decisions could include:

  . allocation of financing opportunities in the public markets;

  . allocation of business opportunities, resources and personnel and whether and to what extent the groups compete with each other; and

  . transfers of funds or assets between groups and other inter-group transactions.

   In each case, the opportunities or resources allocated, or services, funds or assets transferred, to the Global Crossing group may be equally suitable for the GlobalCenter group. Furthermore, any such decision may benefit the Global Crossing group more than the GlobalCenter group. For example, the decision to obtain funds for the Global Crossing group may adversely affect the ability of the GlobalCenter group to obtain funds sufficient to implement its growth strategy or may increase the cost of those funds. In addition, even in situations when GlobalCenter is able to service its own debt financing, it will be partly restricted due to limitations imposed by Global Crossing Ltd.'s contractual obligations, including limitations on its ability to secure any of its assets.

   The policy statement to be adopted by Global Crossing Ltd's board of directors to govern the relationship between the GlobalCenter group and the Global Crossing group is intended to address many of the operational and financial conflicts that may arise between the groups. Global Crossing Ltd.'s board of directors may modify or rescind the policies set forth in the policy statement, however, in its sole discretion without shareholder approval, consistent with its fiduciary duties to Global Crossing Ltd. and all of its shareholders.

     Proceeds of future issuances of GlobalCenter group stock could be allocated to the Global Crossing group, which could favor the Global Crossing group and harm the GlobalCenter group

   At the time of any future sale of GlobalCenter group stock, Global Crossing Ltd.'s board of directors could allocate the proceeds of the offering of those shares of GlobalCenter group stock to the Global Crossing group. Any such decision could favor the Global Crossing group over the GlobalCenter group. For example, the decision to allocate the proceeds to the Global Crossing group may adversely affect the GlobalCenter group's ability to obtain funds to finance its growth strategies.

     Consideration received in mergers or consolidations may be allocated in a manner that favors the Global Crossing group, adversely affecting the market value of the GlobalCenter group stock

   Because Global Crossing Ltd.'s bye-laws do not specify how consideration to be received in a merger or consolidation involving Global Crossing Ltd. will be allocated between the holders of Global Crossing group stock and the holders of GlobalCenter group stock, Global Crossing Ltd.'s board of directors will make that determination. That determination could favor the holders of Global Crossing group stock at the expense of the holders of GlobalCenter group stock.

     Global Crossing Ltd.'s board of directors may pay more dividends on Global Crossing group stock than if that group were a separate company

   Subject to the limitations referred to below, Global Crossing Ltd.'s board of directors has the authority to declare and pay dividends on Global Crossing group stock and GlobalCenter group stock in any legal amount. While Global Crossing Ltd. historically has not paid dividends on its common stock, its board of directors could, in its sole discretion and without shareholder approval, declare and pay dividends exclusively on Global Crossing group stock, or on both Global Crossing group stock and GlobalCenter group stock, in equal or unequal amounts. Global Crossing Ltd.'s board of directors could pay more dividends on Global Crossing group stock than would be financially prudent if that group were a stand-alone corporation. Global Crossing Ltd.'s board of directors is not required to consider the relative available distribution amount for each class, the amount of dividends previously declared on each class or the respective voting or liquidation rights of each class, except that Bermuda law and Global Crossing Ltd.'s bye-laws impose limitations on the amount of dividends which may be paid on each class of stock. For additional information on these limitations, see "Description of Capital Stock--GlobalCenter group stock--Dividends."

     Holders of GlobalCenter group stock may be adversely affected by an optional conversion of one group's stock into the other group's stock

   Global Crossing Ltd.'s board of directors could, in its sole discretion and without shareholder approval, determine to convert shares of GlobalCenter group stock into shares of Global Crossing group stock, or vice versa. Because a conversion of Global Crossing group stock into GlobalCenter group stock would be at a premium, it may be disadvantageous to the holders of GlobalCenter group stock because it would dilute the interests in Global Crossing Ltd. of the holders of GlobalCenter group stock. In addition, any conversion of either group stock could occur at a time when GlobalCenter group stock may be considered to be under-valued. In addition, such a conversion would preclude the holders of GlobalCenter group stock from retaining their investment in a security that is intended to reflect separately the performance of the GlobalCenter group. In addition, any conversion of GlobalCenter group stock into Global Crossing group stock, although at a premium to holders of GlobalCenter group stock, might be at a lesser premium than any premium that might be paid by a third-party buyer of all or substantially all of the assets held by the GlobalCenter group.

Global Crossing Ltd.'s board of directors will have the ability to control transfers of funds or other assets between the Global Crossing group and the GlobalCenter group without approval by holders of GlobalCenter group stock.

   Global Crossing Ltd.'s board of directors will have the ability to control transfers of funds and other assets or liabilities between the Global Crossing group and the GlobalCenter group.

   Global Crossing Ltd.'s board of directors at any time and without shareholder approval may decide to transfer assets, including cash, and liabilities between groups, which may result in:

  . a corresponding change in the Global Crossing group's inter-group interest in the GlobalCenter group; and/or

  . a loan, or repayment of a loan, from one group to the other group, subject to the terms of Global Crossing Ltd.'s policy statement.

   The board of directors of Global Crossing Ltd. will effect the transfers described above, in each case, in an amount having a fair value equivalent to the fair value of the assets or liabilities transferred by the transferor group and, in the case of the creation of or an increase or decrease in an inter-group interest, in accordance with the provisions of Global Crossing Ltd.'s bye-laws. The board of directors of Global Crossing Ltd. will determine the fair value of the assets or liabilities transferred in its sole discretion except in the event of a transfer of cash or, in most cases, publicly traded securities.

   If the Global Crossing group's inter-group interest in the GlobalCenter group has been eliminated, the GlobalCenter group could acquire an inter-group interest in the Global Crossing group. In that case, similar considerations would apply to transfers made between the groups.

   Under Global Crossing Ltd.'s policy statement, the Global Crossing group may make loans to the GlobalCenter group, and vice versa, at the weighted average interest rate of the consolidated indebtedness of Global Crossing Ltd. and on such other terms and conditions as Global Crossing Ltd.'s board of directors determines to be in the best interests of Global Crossing Ltd. The Global Crossing Ltd.'s policy statement further provides that any fees incurred in connection with debt incurred for a particular group will be allocated to the borrowing group.

Holders of GlobalCenter group stock may not have any remedies for breach of fiduciary duties if any action by directors and officers has a disadvantageous effect on GlobalCenter group stock.

   You may not have any remedies if any act or decision of Global Crossing Ltd.'s directors or officers has a disadvantageous effect on the holders of GlobalCenter group stock compared to the holders of Global Crossing group stock. Although we are not aware of any Bermuda court adjudicating such a legal claim in the context of Global Crossing Ltd.'s anticipated capital structure, recent cases in Delaware involving tracking stocks have indicated that decisions by directors or officers involving treatment of tracking stock shareholders should be judged under the business judgment rule unless self-interest is shown. The business judgment rule provides that a director or officer will be deemed to have satisfied his or her fiduciary duties to Global Crossing Ltd. if that person acts in a manner he or she believes in good faith to be in the best interests of Global Crossing Ltd. and its shareholders. Nevertheless, a Bermuda court hearing a case involving such a challenge may decide to apply principles of Bermuda law different from the principles of Delaware law discussed above, or may develop new principles of law, in order to decide such a case.

Greater stock ownership held in the form of Global Crossing group stock could cause directors and officers to favor the Global Crossing group over the GlobalCenter group.

   Because the actual value of Global Crossing Ltd.'s directors' and officers' interests in the Global Crossing group stock and the GlobalCenter group stock is anticipated to vary significantly, it is possible that they could favor the Global Crossing group over the GlobalCenter group due to their stock and other benefits. However, while our directors and officers may be inclined to favor one group over another, they have a fiduciary duty to all shareholders of Global Crossing Ltd.

Decisions by Global Crossing Ltd. directors and officers that affect the market value of GlobalCenter group stock could adversely affect voting and conversion rights of holders of GlobalCenter group stock.

   The number of shares of one class of stock issuable upon the conversion of the other class of stock and the relative voting power per share of each class of stock will vary depending upon the relative market values of Global Crossing group stock and GlobalCenter group stock, subject to the 25% voting power limit on GlobalCenter group stock. The market value of GlobalCenter group stock could be adversely affected by market reaction to decisions by Global Crossing Ltd.'s board of directors or Global Crossing Ltd.'s management. These decisions could involve changes to Global Crossing Ltd.'s board policy statement, transfers of assets between groups, allocations of corporate opportunities between groups or changes in dividend policies.

You may be adversely affected by a mandatory exchange of GlobalCenter group stock for the stock of one or more Global Crossing Ltd. subsidiaries.

   The board of directors of Global Crossing Ltd. may, without shareholder approval, declare that all outstanding shares of GlobalCenter group stock will be exchanged for shares of one or more qualifying subsidiaries of Global Crossing Ltd. Such an exchange would result in the qualifying subsidiary or subsidiaries becoming independent of Global Crossing Ltd. and the holders of GlobalCenter group stock owning shares directly in that subsidiary or those subsidiaries. If Global Crossing Ltd. chooses to exchange GlobalCenter group stock, the market value of the common stock received in that exchange could be or become less than the market value of GlobalCenter group stock.

You may receive less consideration upon a sale of all or substantially all of the assets of the GlobalCenter group than if the GlobalCenter group were a separate company.

   The Certificate of Designations relating to GlobalCenter group stock provides that if we sell all or substantially all of the assets of the GlobalCenter group, we must, subject to limited exceptions:

  . distribute to the holders of GlobalCenter group stock by special dividend or repurchase an amount equal to the net proceeds of the sale; or

  . convert the outstanding shares of GlobalCenter group stock into shares of another class of Global Crossing Ltd.'s stock based on the average market values of the two classes of stock at a 20% premium for the first year following the completion of this offering of GlobalCenter group stock, at a 15% premium during the second year and at a 10% premium thereafter.

   If the GlobalCenter group were a separate, independent company and its shares were acquired by another person, certain costs of that sale, including corporate level taxes, might not be payable in connection with that acquisition. As a result, shareholders of the separate, independent company might receive a greater amount than the net proceeds that would be received by the holders of GlobalCenter group stock. In addition, we cannot assure you that the net proceeds per share of GlobalCenter group stock will be equal to or more than the market value per share prior to or after announcement of a sale. For additional information on the terms and conditions of the mandatory dividend, repurchase or conversion upon a sale of the assets of the GlobalCenter group, see "Description of Capital Stock--Conversion and repurchase--Mandatory dividend, repurchase or conversion of stock if disposition of group assets occurs."

It will not be possible for a third party to acquire the GlobalCenter group without Global Crossing Ltd.'s consent, reducing the potential for a takeover premium and adversely impacting the market value of GlobalCenter group stock.


   If the GlobalCenter group were a stand-alone entity, any person interested in acquiring it without negotiation with Global Crossing Ltd.'s management could seek control of the outstanding stock of that entity by means of a tender offer or proxy contest. However, because the GlobalCenter group is part of Global Crossing Ltd., a person interested in acquiring only the GlobalCenter group without negotiation with Global Crossing Ltd.'s management would be required to seek control of the voting power represented by all of the outstanding capital stock of Global Crossing Ltd. entitled to vote on that acquisition, including the Global Crossing group stock. This may discourage potential interested bidders from seeking to acquire either group, reducing the potential for a takeover premium and adversely impacting the market value of GlobalCenter group stock.

In the future, Global Crossing Ltd. may issue additional classes of common stock, without shareholder approval, including by reallocating assets and liabilities from the GlobalCenter group to a new group.

   Global Crossing Ltd. may, in the future, decide to issue shares of one or more classes of common stock in addition to Global Crossing group stock and GlobalCenter group stock. Global Crossing Ltd. has the authority to do so in its sole discretion and without further shareholder approval, except as may be provided by Bermuda law or the rules of any stock exchange on which any class of outstanding common stock may then be listed.

   If Global Crossing Ltd. issues additional classes of common stock, it may establish a new group to which such class of common stock relates by reallocating to such group the assets and liabilities from the GlobalCenter group. In that case, the GlobalCenter group would hold an inter-group interest in the new group.

   The issuance of additional classes of common stock would make Global Crossing Ltd.'s capital structure and decisions relating to inter-group transactions and related matters more complicated. In addition, Global Crossing Ltd.'s board of directors would likely amend Global Crossing Ltd.'s board policy statement at that time to provide for the new group and transactions between it and the Global Crossing group and the GlobalCenter group. The new class of stock could be convertible into GlobalCenter group stock at premiums determined by Global Crossing Ltd.

A Clinton Administration proposal could have adverse tax consequences for Global Crossing Ltd. or for holders of GlobalCenter group stock.

   The Clinton Administration proposed legislation in February 2000 dealing with tracking stock such as GlobalCenter group stock. This proposal would, among other things, grant authority to the Secretary of the Treasury to treat tracking stock as something other than stock or as stock of another entity. The proposal also would treat the receipt of stock similar to GlobalCenter group stock in exchange for other stock in the issuing corporation or in a distribution by the issuing corporation as taxable to the shareholders. If this proposal is enacted, it could have adverse tax consequences for Global Crossing Ltd. or for holders of GlobalCenter group stock. Specifically, if the proposal is enacted, holders of GlobalCenter group stock could be taxed on the receipt of GlobalCenter group stock or Global Crossing group stock distributed as a dividend or Global Crossing group stock distributed in exchange for your GlobalCenter group stock. A similar proposal was made in 1999. Congress did not act on the 1999 proposal, and Global Crossing Ltd. cannot predict whether Congress will act upon this proposal or any other proposal relating to tracking stock.

   Global Crossing Ltd. may convert shares of Global Crossing group stock or GlobalCenter group stock into shares of the other class without any premium if there is more than an insubstantial risk of adverse United States federal income tax law developments. The proposal of the Clinton Administration would be such an adverse development if it is implemented or results in certain legislative action. For additional information regarding the ability of Global Crossing Ltd. to convert shares under these circumstances and tax consequences of owning shares of GlobalCenter group stock, see Description of Capital Stock--Conversion and repurchase--Conversion of common stock at option of Global Crossing Ltd. at any time" and "United States Federal Income Tax and Bermuda Tax Consequences."

Holders of GlobalCenter group stock may be subject to foreign personal holding company, passive foreign investment company, controlled foreign corporation and personal holding company rules that could result in increased tax liability to holders of GlobalCenter group stock.

   We believe that neither Global Crossing Ltd. nor any of its non-United States subsidiaries is a foreign personal holding company and do not expect that either Global Crossing Ltd. or any of its affiliates will become a foreign personal holding company. However, we cannot assure you in this regard. If a holder of GlobalCenter group stock is a United States person and Global Crossing Ltd. or one of its non-United States subsidiaries is classified as a foreign personal holding company, then that shareholder would be required to pay tax on its pro rata share of Global Crossing Ltd.'s or its relevant non-United States subsidiary's undistributed foreign personal holding company income. Global Crossing Ltd. intends to manage its affairs so as to attempt to avoid or minimize having income imputed to United States persons under these rules, to the extent this management of its affairs would be consistent with its business goals, although we cannot assure you in this regard.

   We believe that Global Crossing Ltd. is not a passive foreign investment company and do not expect it to become a passive foreign investment company in the future. However, we cannot assure you in this regard. In addition, our expectations are based, in part, on interpretations of existing law that we believe are reasonable, but which have not been approved by any taxing authority. If Global Crossing Ltd. were a passive foreign investment company, then any holder of GlobalCenter group stock that is a United States person could be liable to pay tax at the then prevailing rates on ordinary income plus an interest charge upon some distributions by Global Crossing Ltd. or when that shareholder sold GlobalCenter group stock at a gain.

   Furthermore, additional tax considerations would apply if Global Crossing Ltd. or any of its affiliates were a controlled foreign corporation or a personal holding company.

Provisions governing Global Crossing common stock could discourage a change of control of Global Crossing and the payment of a premium to holders of GlobalCenter group stock.

   Global Crossing Ltd.'s bye-laws contain provisions that, among other things,

  . limit the total voting power of any shareholder that beneficially owns more than 9.5% of the voting power of common stock to 9.5% of the aggregate voting power of all Global Crossing common stock and

  . prohibits any transfer of shares of common stock or any interest in those shares that results in a shareholder (other than certain existing shareholders) beneficially owning more than 9.5% of the outstanding shares of common stock, without the approval of a majority of the members of Global Crossing Ltd.'s board of directors and of a majority of votes cast by shareholders at a meeting called to approve the transfer.

In addition, Global Crossing Ltd.'s bye-laws provide for a "staggered" board of directors consisting of three classes, with each class serving for a term of three years.

   Each of these provisions could make it difficult for any person or group to acquire control of Global Crossing Ltd. without approval of Global Crossing Ltd.'s board of directors, and therefore makes it less likely that the holders of GlobalCenter group stock would receive payment of a takeover premium that is typically paid to shareholders in such an acquisition.

           CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

   Some of the statements in this prospectus that are not historical facts are "forward-looking statements." Forward-looking statements can be identified by the use of words such as "estimates," "plans," "anticipates," "expects," "intends," "believes" or the negative thereof or other variations thereon or by discussions of strategy that involve risks and uncertainties. Examples of forward-looking statements include discussions relating to:

  . plans to expand the GlobalCenter group's existing complex Web hosting services, applications and professional services for enterprises doing business on the Internet;

  . introductions of new products and services;

  . proposals to build new data centers in various geographic areas;

  . estimates of market sizes and addressable markets for the GlobalCenter group's services and products; and

  . statements regarding the future course of the GlobalCenter group's relationship with the Global Crossing group and Global Crossing Ltd.

   We wish to caution you that all the forward-looking statements contained in this prospectus are only estimates and predictions. Actual results could differ materially from those anticipated in the forward-looking statements due to risks, uncertainties or actual events differing from the assumptions underlying these statements. These risks, uncertainties and assumptions include, but are not limited to, those discussed in this prospectus.

                                USE OF PROCEEDS

   Global Crossing Ltd. expects to receive net proceeds from this offering of approximately $925 million, assuming a public offering price of $17.00 per share and after deducting underwriting discounts and commissions and estimated expenses. Global Crossing Ltd. will allocate all of the net proceeds to the GlobalCenter group. This allocation is subject to the discretion of the board of directors of Global Crossing Ltd.

   GlobalCenter plans to use approximately $725 million of the net proceeds to finance the anticipated expansion of its domestic and international data center facilities over the next 12 to 18 months. The remainder will be used for general corporate purposes and working capital. GlobalCenter may also use a portion of the net proceeds to make strategic investments or acquisitions. Pursuant to the policy statement, the board of directors and the senior management of GlobalCenter Inc. have the authority to determine the uses of the net proceeds allocated to the GlobalCenter group. The policy statement is subject to change at the discretion of the board of directors of Global Crossing Ltd.

   Pending their use by GlobalCenter, the net proceeds may be invested in short-term securities or allocated to the Global Crossing group as an interest-bearing loan. The Global Crossing group would use any such borrowings for general corporate purposes.

   Global Crossing Ltd. has decided to undertake this offering of the GlobalCenter group stock at this time to raise additional capital for the ongoing growth of the GlobalCenter group.

                                DIVIDEND POLICY

   Because Global Crossing Ltd. expects the GlobalCenter group and the Global Crossing group to require significant capital commitments to finance operations and fund future growth, Global Crossing Ltd. does not expect to pay any dividends on shares of GlobalCenter group stock or Global Crossing group stock for the foreseeable future. If and when the Global Crossing Ltd. board of directors does determine to pay any dividends on shares of GlobalCenter group stock, this determination will be based primarily on the results of operations, financial conditions and capital requirements of GlobalCenter and of Global Crossing Ltd. as a whole, and such other factors as the Global Crossing Ltd. board of directors considers relevant.

   In making its dividend decisions regarding GlobalCenter group stock, the Global Crossing Ltd. board of directors will rely on the consolidated financial statements of Global Crossing Ltd. and the combined financial statements of the GlobalCenter group.

   Bermuda law, the bye-laws of Global Crossing Ltd. and the terms of some of Global Crossing Ltd.'s indebtedness limit the amount of dividends that Global Crossing Ltd. can pay on GlobalCenter group stock. For more information on these restrictions, see "Description of Capital Stock--GlobalCenter group stock--Dividends."

                                CAPITALIZATION


   The following table presents, as of March 31, 2000:

   .the actual capitalization of Global Crossing Ltd.;

 .    its capitalization as adjusted to give effect to the issuance of
     21,673,706 shares of common stock and 4,600,000 shares of 6 3/4% cumulative convertible preferred stock of Global Crossing Ltd. issued in April 2000 as if such issuance had occurred as of March 31, 2000; and

 .    its capitalization as adjusted to give further effect to (1) this offering at an assumed public offering price of $17.00 per share, after deducting estimated expenses and underwriting discounts and commissions, and the allocation of the net proceeds of this offering to the GlobalCenter group; and (2) the reclassification of the existing common stock of Global Crossing Ltd. into Global Crossing group stock.

                                               As of March 31, 2000
                                        -------------------------------------
                                                                   Pro forma
                                          Actual      Pro forma   As adjusted
                                        -----------  -----------  -----------
                                                  (in thousands)
Long-term debt......................... $ 6,031,662  $ 6,031,662  $ 6,031,662
Mandatorily Redeemable and Cumulative
 Convertible Preferred Stock
  10 1/2% Mandatorily redeemable
   preferred stock.....................     486,517      486,517      486,517
  6 3/8% Cumulative convertible
   preferred stock.....................   1,369,000    1,369,000    1,369,000
  6 3/4% Cumulative convertible
   preferred stock.....................         --     1,113,000    1,113,000
  7% Cumulative convertible preferred
   stock...............................     629,750      629,750      629,750
                                        -----------  -----------  -----------
                                          8,516,929    9,629,929    9,629,929
Shareholders' equity
  Global Crossing Ltd. common stock....       8,030        8,907          --
  Global Crossing group stock..........         --           --         8,907
  GlobalCenter group stock.............         --           --           575
  Treasury stock.......................    (209,415)    (209,415)    (209,415)
  Other shareholders' equity...........   9,575,617   13,466,887   14,391,312
  Accumulated deficit..................    (421,190)    (421,190)    (421,190)
                                        -----------  -----------  -----------
    Total shareholders' equity.........   8,953,042   12,845,189   13,770,189
                                        -----------  -----------  -----------
      Total capitalization............. $17,469,971  $22,475,118  $23,400,118
                                        ===========  ===========  ===========

                  SELECTED HISTORICAL COMBINED FINANCIAL DATA
                           OF THE GLOBALCENTER GROUP

   The table below provides selected historical combined financial data of the GlobalCenter group, an integrated business of Global Crossing Ltd. We prepared this information using the historical combined financial data from the GlobalCenter group's combined financial statements at and for the three-month periods ended March 31, 1999 and 2000, the three-month period ended December 31, 1999, the nine-month period ended September 30, 1999, and each of the years in the two-year period ending December 31, 1998 included elsewhere in this prospectus. The statement of operations data for the year ended December 31, 1997 and balance sheet data as of December 31, 1997 are derived from the audited combined financial statements not included in this prospectus. We derived the combined statement of operations and the assets and liabilities data below for the three-month period ended December 31, 1999, the nine month period ended September 30, 1999 and the year ended December 31, 1998 from combined financial statements audited by Arthur Andersen LLP, independent public accountants. The financial data as of March 31, 2000 and for the three months ended March 31, 1999 and 2000 are derived from the GlobalCenter group's unaudited combined financial statements. The GlobalCenter group has made adjustments, consisting of normal recurring adjustments necessary to present its financial position as of March 31, 2000 and the results of operations for the three months ended March 31, 1999 and 2000, which in the opinion of the GlobalCenter group's management are necessary for a fair presentation. Results of operations for the three months ended March 31, 1999 and 2000 are not necessarily indicative of the results that may be expected for the full year or for any future period.

   GlobalCenter Inc. was acquired by Frontier Corporation in February 1998 in a pooling-of-interests transaction. On September 28, 1999, Global Crossing Ltd. acquired Frontier Corporation in a merger transaction. A subsidiary of Frontier Corporation was the owner of substantially all of the assets of the GlobalCenter group. For financial reporting purposes, the merger of Global Crossing Ltd. and Frontier Corporation was deemed to have occurred on September 30, 1999. In connection with the merger, the assets and liabilities of the GlobalCenter group were adjusted to their respective fair values under the purchase method of accounting. We have included the assets and liabilities of the GlobalCenter group and the related consolidated results of operations for periods prior to October 1, 1999 under the heading "Old GlobalCenter," and for periods subsequent to September 30, 1999 under the heading "New GlobalCenter." The fair value adjustments to the GlobalCenter group's assets and liabilities from the merger, including goodwill and other intangibles and the associated amortization, are shown in the New GlobalCenter Statement of Operations Data and Balance Sheet and Other Data.

   The presentation in the "Pro Forma GlobalCenter Group" column provides prospective purchasers of GlobalCenter group stock with a basis for comparing the year ended December 31, 1999 to the year ended December 31, 1998, in the table we have also combined the operating results of the Old GlobalCenter for the nine months ended September 30, 1999 with the operating results of New GlobalCenter for the three months ended December 31, 1999. This combination includes adjustments for depreciation of property and equipment and pro forma amortization of goodwill and intangibles for the nine months ended September 30, 1999 resulting from the merger of Frontier Corporation with Global Crossing Ltd. Depreciation, amortization and certain other line items included in the operating results, and property, equipment and goodwill balances included in the balance sheet of the GlobalCenter group are not directly comparable between periods because the three-month New GlobalCenter period ended December 31, 1999 includes the effects of purchase accounting adjustments related to the merger of Global Crossing Ltd. and Frontier Corporation, while prior periods do not. For this and other reasons, the selected combined historical financial data provided below should be read in conjunction with the Combined Financial Statements of the GlobalCenter Group and related notes which appear elsewhere in this prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations of the GlobalCenter Group" which appears following this table.

                                                                        Pro Forma
                                                              New      GlobalCenter     Old          New
                                Old GlobalCenter          GlobalCenter    Group     GlobalCenter GlobalCenter
                         -------------------------------- ------------ ------------ ------------ ------------
                                                                                            Unaudited
                            Year Ended       Nine Months  Three Months  Unaudited      Three Months Ended
                           December 31,         Ended        Ended      Year Ended          March 31,
                         -----------------  September 30, December 31, December 31, -------------------------
                          1997      1998        1999          1999         1999         1999         2000
                         -------  --------  ------------- ------------ ------------ ------------ ------------
                                              (in thousands)
Statement of Operations
 Data:
Revenues:
  Service revenues...... $ 6,511  $ 19,600    $ 29,951      $ 17,753    $  47,704     $ 6,451      $ 24,562
  Equipment revenues....   1,228     3,640      17,228         5,971       23,199       4,496        13,747
                         -------  --------    --------      --------    ---------     -------      --------
    Total revenues......   7,739    23,240      47,179        23,724       70,903      10,947        38,309
Costs and expenses:
  Cost of service
   revenues.............   5,257    14,804      36,451        17,328       53,779       9,363        21,442
  Cost of equipment
   revenues.............     995     3,208      15,573         5,365       20,938       4,057        13,089
  Sales and marketing...   1,966     8,948       9,531         6,088       15,619       2,110         6,455
  General and
   administrative.......   2,044     4,694       6,897         3,067        9,964       1,216         5,835
  Depreciation and
   amortization.........     912     4,023       4,242         1,913        6,428       1,103         3,155
  Goodwill and
   intangibles
   amortization.........     325     1,294         974        37,135      148,540         324        37,135
  Merger costs..........      --     2,060          --            --           --          --            --
                         -------  --------    --------      --------    ---------     -------      --------
    Total costs and
     expenses...........  11,499    39,031      73,668        70,896      255,268      18,173        87,111
                         -------  --------    --------      --------    ---------     -------      --------
Loss from operations....  (3,760)  (15,791)    (26,489)      (47,172)    (184,365)     (7,226)      (48,802)
Other income (expense),
 net....................      45        55         (44)          114           70         (18)         (211)
                         -------  --------    --------      --------    ---------     -------      --------
Loss before income
 taxes..................  (3,715)  (15,736)    (26,533)      (47,058)    (184,295)     (7,244)      (49,013)
Income tax benefit......     941     4,911       9,742         4,333       14,075       2,660         7,933
                         -------  --------    --------      --------    ---------     -------      --------
Net loss................ $(2,774) $(10,825)   $(16,791)     $(42,725)   $(170,220)    $(4,584)      (41,080)
                         =======  ========    ========      ========    =========     =======      ========
Operating Data:
Cash (used in) provided
 by operating
 activities............. $(3,147) $ (5,752)   $(10,057)     $ (1,543)   $ (11,600)    $(4,020)     $  6,594
Cash used in investing
 activities.............   1,285    28,978      20,871        69,399       90,270       4,891        59,084
Cash from financing
 activities............. $ 1,847  $ 34,238    $ 30,928      $ 70,942    $ 101,870     $ 8,911      $ 52,490

                                        Old GlobalCenter    New GlobalCenter
                                        ----------------- ---------------------
                                             As of December 31,      Unaudited
                                        ---------------------------- March 31,
                                          1997     1998      1999       2000
                                        -------- -------- ---------- ----------
                                                (dollars in thousands)

Balance Sheet and Other Data:
Goodwill and intangibles, net.......... $  8,764 $  7,470 $1,488,265 $1,411,130
Total assets...........................   18,172   48,021  1,596,083  1,628,628
Total liabilities......................    8,221   12,084     65,938     87,070
Group equity...........................    9,951   35,937  1,530,145  1,541,558
Total liabilities and group equity..... $ 18,172 $ 48,021 $1,596,083 $1,628,628
Number of data centers.................        2        6          8         10
Data center gross square footage.......   23,000   72,000    238,000    314,000

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
              AND RESULTS OF OPERATIONS OF THE GLOBALCENTER GROUP

   The following discussion of our financial condition and results of operations should be read in conjunction with the selected combined historical financial data and combined financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those anticipated in these forward-looking statements. Factors that may cause such a difference include those set forth under "Risk Factors." Although management of Global Crossing Ltd. is under no legal obligation to continue to provide combined financial statements for the GlobalCenter group in conformity with accounting principles generally accepted in the United States, it intends to do so for so long as shares of GlobalCenter group stock remain outstanding.

Overview


   GlobalCenter Inc. was acquired by Frontier Corporation in February 1998 in a pooling-of-interests transaction. In September 1999, Global Crossing Ltd. acquired Frontier Corporation using the purchase method of accounting. As a result of this acquisition, the fair value of goodwill and other intangibles directly related to the GlobalCenter group was determined to be approximately $1.5 billion. The goodwill and other intangible assets are being amortized on a straight-line basis over 10 years. The GlobalCenter group expects annual amortization of the existing goodwill and other intangibles to be approximately $148.5 million in the future. GlobalCenter Inc. is an indirect wholly owned subsidiary of Global Crossing and owns all of the operating assets and liabilities of the GlobalCenter group. The goodwill and other intangible assets of the GlobalCenter group are owned by GlobalCenter Holding Co., an indirect wholly owned subsidiary of Global Crossing. This is a discussion of the operations, assets and liabilities of the GlobalCenter group and not any separately incorporated entity.

   Prior to the completion of this offering, the GlobalCenter group obtained the majority of its network access from third party telecommunications providers based on agreements with market-based pricing terms. Some of those third party agreements required price escalation or contract renegotiation in the event of unequal traffic flows. The GlobalCenter group also obtained some of its network access from Frontier Corporation prior to October 1999. After the acquisition of Frontier Corporation on September 30, 1999, the GlobalCenter group has obtained substantially all of its network access from the Global Crossing group. Following the completion of this offering, its IP transit capacity will be provided by the Global Crossing group based on preferred market-based pricing, taking into account volume, term and the exclusive nature of the arrangement and any guarantee of service levels provided by the Global Crossing group. The GlobalCenter group will pay for access based on this preferred market-based pricing and its actual usage. The GlobalCenter group expects that the price it pays for access will be lower in the future than in previous periods.

   Since October 1, 1999, the GlobalCenter group has received administrative services from the Global Crossing group that include information systems support, tax services, payroll and benefit administration and certain other accounting and administrative services. From March 1, 1998 through September 30, 1999, Frontier Corporation provided these services to the GlobalCenter group. Its costs for these services were based on total actual costs allocated to the GlobalCenter group using bases that management considered reasonable given the nature of the costs and the usage by the GlobalCenter group. The Global Crossing group will continue to provide certain administrative services on a similar cost allocation basis.

   The GlobalCenter group currently operates 10 data centers and plans to open nine additional data centers during 2000. It typically takes the GlobalCenter group at least six months after a data center site is leased to construct the data center facility, install equipment and telecommunications infrastructure and to hire operations and sales personnel. As a result, the GlobalCenter group makes a large capital investment and incurs significant start-up costs before generating customer revenues at any new data center. Start-up costs are expensed as incurred. The GlobalCenter group expects a new data center to incur losses for a year or longer until reaching break-even utilization. Largely as a result of these costs, the GlobalCenter group has experienced operating losses and negative cash flows from operations in each annual period. The GlobalCenter group's net losses for the three months ended March 31, 2000 and December 31, 1999, the nine months ended September 30, 1999 and each of the years ended December 31, 1998 and 1997 were $41.1 million, $42.7 million, $16.8 million, $10.8 million and $2.8 million, respectively.

   As of March 31, 2000, stock options to purchase approximately 9.6% of GlobalCenter Inc. common stock or GlobalCenter group stock, subject to election by the employee, had been approved for grant under the Management Stock Plan. The aggregate exercise price of such options is approximately $191 million. Upon approval of the Management Stock Plan by the shareholders, the GlobalCenter group will record deferred stock compensation equal to the difference between the exercise price and the fair value of shares at the date of approval. The resulting deferred stock compensation will be amortized in accordance with the terms of vesting of such options and consistent with the accounting policy adopted by Global Crossing Ltd.

   The board of directors of Global Crossing Ltd. will have the ability to control transfers of funds or other assets and allocate revenues and expenses between the Global Crossing group and the GlobalCenter group, consistent with its fidiciary duty to Global Crossing Ltd. and its shareholders as a whole. The board of directors can make operational and financial decisions that could favor the Global Crossing group over the GlobalCenter group, determine the allocation of proceeds from future issuances of GlobalCenter group stock, determine the allocation of any consideration received in a merger or consolidation transaction and change the amounts or methodologies for allocations of corporate expenses between the GlobalCenter group and Global Crossing group.

Results of Operations

  Three Months Ended March 31, 2000 compared with the Three Months Ended March 31, 1999

   GlobalCenter Inc. was acquired by Frontier Corporation in February 1998 in a pooling-of-interests transaction. On September 28, 1999, Global Crossing Ltd. acquired Frontier Corporation, the owner of substantially all the assets of the GlobalCenter Group, in a merger transaction. For financial reporting purposes, the merger of Global Crossing Ltd. and Frontier Corporation was deemed to have occurred on September 30, 1999. In connection with the merger, the assets and liabilities of the GlobalCenter group were adjusted to their respective fair values under the purchase method of accounting. GlobalCenter included the assets and liabilities of the GlobalCenter group and the related consolidated results of operations for periods prior to October 1, 1999 under the heading "Old GlobalCenter," and for periods subsequent to September 30, 1999 under the heading "New GlobalCenter." Depreciation, amortization and certain other line items included in the operating results of New GlobalCenter are not directly comparable to Old GlobalCenter because the three-month period ended March 31, 2000 includes the effects of purchase accounting adjustments related to the merger of Global Crossing Ltd. and Frontier Corporation, while prior periods do not.

   Revenues. The GlobalCenter group's service revenues consist of fees from customers for Web hosting, IP network services, content distribution, systems applications and professional services. The GlobalCenter group typically provides its services under one-to-three year contracts with minimum customer commitments for connectivity and services. Service revenues are recognized as the services are provided. Service revenues also include fees for equipment installation. Revenues for equipment installation are recognized when installation of the equipment is complete. The Global Center group's equipment revenues consist of revenue derived from the resale to its customers of computers, computer peripherals and networking equipment which the Global Center group buys from third parties upon receipt of a customer order. The GlobalCenter group assists its customer with equipment selection, procurement and installation to facilitate and accelerate the customer's entry into the data center. Equipment revenues are recognized when equipment installation in a data center is complete. Equipment that has been purchased on behalf of customers but not yet transferred to the customer or installed is recorded as equipment held for resale.

   The GlobalCenter group's total revenues increased 250% to $38.3 million for the quarter ended March 31, 2000 from $10.9 million for the quarter ended March 31, 1999, as a result of increase in service revenues and equipment revenues. Service revenues increased 281% to $24.6 million for the quarter ended March 31, 2000 from $6.5 million for the quarter ended March 31, 1999. The GlobalCenter group's equipment revenues increased 206% to $13.7 million for the quarter ended March 31, 2000 from $4.5 million for the quarter ended March 31, 1999.

   The growth in the GlobalCenter group's service revenue was primarily the result of opening new data centers, adding new customers and services, and increasing revenues from existing customers. During the first quarter of 2000, the GlobalCenter group opened two new data centers. Data center square footage increased by 176% at March 31, 2000 compared to March 31, 1999. The GlobalCenter group's largest data center opened at the end of 1999 with sales in this data center commencing in January 2000.

   The GlobalCenter group's equipment revenues increased primarily because more customers in its new data centers chose to purchase their equipment from the GlobalCenter group rather than directly from a third party vendor. Equipment sales as a percentage of total revenue and in absolute dollars can and will fluctuate from period to period depending on the timing and number of new data centers the GlobalCenter group opens, the mix of new and existing customers and the requirements of those customers of new and replacement equipment. The GlobalCenter group expects that, as a general matter, equipment sales will constitute a smaller portion of its total revenues in the future.

   Cost of Revenues. Cost of service revenues is comprised of telecommunication costs for the backbone network and costs for connectivity to other networks and telecommunications providers. Other expenses in cost of service revenues include salaries, benefits, rent and other expenses for operation of our data centers, customer service and network engineering personnel. Cost of equipment revenues is the cost of third-party equipment sold to the GlobalCenter group's customers.

   Cost of service revenues increased 129% to $21.4 million for the quarter ended March 31, 2000 from $9.4 million for the comparable period in 1999. This increase was primarily due to increased network usage by GlobalCenter group's customers, and rent and facilities costs for the addition and expansion of its data centers. GlobalCenter group expects increases to continue with the addition of new customers and addition and expansion of its data centers. Cost of service revenues decreased as a percentage of service revenue from 145% in the quarter ended March 31, 1999 to 87% in the quarter ended March 31, 2000 primarily due to better utilization of network capacity. In the future, network cost of service will be based on preferred market-based pricing and actual usage under GlobalCenter group's arrangement with the Global Crossing group.

   Cost of equipment revenues increased 223% to $13.1 million for the quarter ended March 31, 2000 from $4.1 million for the quarter ended March 31, 1999, due to increased equipment sales. The cost of equipment, as a percentage of equipment revenues, increased to 95% during the quarter ended March 31, 2000 from 90% during the quarter ended March 31, 1999, as a result of competitive price pressure in the market.

   Sales and Marketing. The GlobalCenter group's sales and marketing expenses consist of salaries, commissions, benefits and other expenses for direct sales, sales support, product marketing, and public relations personnel, as well as costs associated with marketing programs, collateral material, and corporate marketing activities, including public relations.

   Sales and marketing expenses increased 206% to $6.5 million for the quarter ended March 31, 2000 from $2.1 million for the comparable period in 1999. The increase is primarily a result of having additional direct sales and marketing personnel and other sales and marketing expenses in connection with new data centers and our expanding operations and services. The GlobalCenter group expects its sales and marketing expenses to continue to increase with the addition of new data centers in the future. As a percent of total revenue, sales and marketing expenses decreased from 19% in the quarter ended March 31, 1999 to 17% in the quarter ended March 31, 2000 primarily due to the increase in revenues.

   General and Administrative. The GlobalCenter group's general and administrative expenses consist of payroll and benefit administration, information systems services, accounting and back office support, headquarters facility costs, executive salaries and other general and administrative costs, including the GlobalCenter group's allocation of corporate administrative services from the Global Crossing group. Since October 1, 1999, the Global Crossing group has provided the services, payroll and benefits administration, purchasing and certain other accounting and corporate administrative services. The GlobalCenter group pays the Global Crossing group a monthly fee for these support services. Expenses for the three months ended March 31, 2000 include $1.0 million for these services. From March 1, 1998 through September 30, 1999, Frontier Corporation provided these services and corporate administration to the GlobalCenter group. Expenses for the three months ended March 31, 1999, included $0.6 million for these services.

   The GlobalCenter group's total general and administrative expenses increased 380% to $5.8 million for the quarter ended March 31, 2000 from $1.2 million for the same period in 1999, primarily because it hired additional management and administrative personnel to support expanding operations. The GlobalCenter group expects its general and administrative expenses to continue to increase with the addition of new data centers in the future. General and administrative expenses as a percent of total revenue increased from 11% in the first quarter of 1999 to 15% in the first quarter of 2000 primarily due to the increase in personnel and related costs to support its growth between comparison periods.

   Depreciation and Amortization. Depreciation and amortization expenses consist of depreciation of leasehold improvements and network infrastructure improvements, furniture and amortization of capital lease equipment. Depreciation and amortization expense increased 186% to $3.2 million for the quarter ended March 31, 2000 from $1.1 million for the same period of 1999, primarily as a result of the new data centers and the related leasehold and network investments.

   Goodwill and Intangibles Amortization. In connection with the merger of Global Crossing Ltd. and Frontier Corporation in September 1999, Global Crossing Ltd. contributed approximately $1.5 billion of goodwill and intangible assets to the GlobalCenter group. The goodwill and identified intangibles are being amortized over 10 years using the straight-line method. The GlobalCenter group recognized amortization expense of $37.1 million in the quarter ended March 31, 2000 related to this goodwill and intangible assets.

   The GlobalCenter group also recorded goodwill totaling approximately $9.1 million in connection with an acquisition completed in November 1997. The goodwill from this transaction was amortized over a seven-year period using the straight-line method until the acquisition of Frontier Corporation by Global Crossing Ltd. in September 1999. The GlobalCenter group recognized amortization expense of $0.3 million in the quarter ended March 31, 1999 related to this goodwill.

   Income Tax Benefit. Income taxes have been calculated on a pro-rata basis. The GlobalCenter group's benefit for income taxes is based on the increase or decrease in tax liability of the Global Crossing North America (formerly Frontier Corporation) consolidated tax group resulting from the inclusion of items in the Global Crossing North America consolidated tax return which are attributable to the GlobalCenter group. The GlobalCenter group's benefit in the quarter ended March 31, 2000 and the quarter ended March 31, 1999 reflects the use of the GlobalCenter group tax losses in the Global Crossing North America consolidated tax return.

   Net Loss. The GlobalCenter group's net loss was $41.1 million for the three months ended March 31, 2000 compared to $4.6 million for the three months ended March 31, 1999. The increase in net loss was primarily due to the difference in goodwill and intangibles amortization that resulted from the acquisition of GlobalCenter Inc. by Global Crossing Ltd. in September 1999 as part of the Frontier Corporation merger, increased depreciation and amortization from additions to property and equipment over the course of the year and operating expenses that are in excess of revenues. The GlobalCenter group is currently in an expansion phase, adding additional data centers and related personnel. The GlobalCenter group expects a new data center to incur losses for a year or longer before reaching break-even utilization.

  Pro Forma Year Ended December 31, 1999 Compared with the Year Ended December 31, 1998

   For purposes of the following discussion and to provide a meaningful basis for comparing the year ended December 31, 1999 to the year ended December 31, 1998, we have combined, as shown below and in the selected historical financial data of the GlobalCenter group, the operating results of Old GlobalCenter for the nine months ended September 30, 1999 with the operating results of New GlobalCenter for the three months ended December 31, 1999. The pro forma presentation for the year ended December 31, 1999 includes adjustments for depreciation of property and equipment and amortization of goodwill and intangibles for the nine months ended September 30, 1999, resulting from the merger of Frontier Corporation with Global Crossing Ltd. as follows:

                                 Old                         New
                            GlobalCenter                 GlobalCenter  Pro Forma
                             Nine Months                 Three Months    Twelve
                                Ended                       Ended     Months Ended
                            September 30,  Pro Forma     December 31, December 31,
                              1999 (1)    Adjustments      1999 (4)       1999
                            ------------- -----------    ------------ ------------
                                          (dollars in thousands)
   Revenues:
     Service revenues......   $ 29,951     $     --        $ 17,753    $  47,704
     Equipment revenues....     17,228           --           5,971       23,199
                              --------     ---------       --------    ---------
       Total revenues......     47,179     --                23,724       70,903
                              --------     ---------       --------    ---------
   Costs and expenses:
     Cost of service
      revenue..............     36,451           --          17,328       53,779
     Cost of equipment
      revenue..............     15,573           --           5,365       20,938
     Sales and marketing...      9,531           --           6,088       15,619
     General and
      administrative.......      6,897           --           3,067        9,964
     Depreciation and
      amortization.........      4,242           273 (2)      1,913        6,428
     Goodwill and
      intangibles
      amortization.........        974          (974)        37,135      148,540
                                             111,405 (3)
                              --------     ---------       --------    ---------
       Total costs and
        expenses...........     73,668       110,704         70,896      255,268
                              --------     ---------       --------    ---------
   Loss from operations....    (26,489)     (110,704)       (47,172)   $(184,365)
   Other income (expense),
    net....................        (44)          --             114           70
                              --------     ---------       --------    ---------
   Loss before income
    taxes..................    (26,533)     (110,704)       (47,058)    (184,295)
   Income tax benefit......      9,742           --           4,333       14,075
                              --------     ---------       --------    ---------
   Net loss................   $(16,791)    $(110,704)      $(42,725)   $(170,220)
                              ========     =========       ========    =========

--------

(1) This column represents the results of operations of the GlobalCenter group for the nine months ended September 30, 1999 prior to the acquisition of Frontier Corporation by Global Crossing Ltd.

(2) This adjustment reflects the depreciation and amortization of the approximately $1.7 million increase in the fair value assigned to the assets acquired over the related book value for the nine months ended September 30, 1999. The GlobalCenter group is amortizing this adjustment using the straight-line method over the average useful life of the underlying assets. The initial purchase price allocation is based on current estimates. The GlobalCenter group will make the final purchase price allocation based upon final values for certain assets and liabilities. As a result, the final purchase price allocation may differ from the presented estimate.

(3) This adjustment reflects the amortization expense of the excess consideration over the net assets acquired (goodwill) of approximately $1.48 billion for the nine months ended September 30, 1999. The GlobalCenter group is amortizing goodwill and other intangible assets on the straight-line method over 10 years. The initial purchase price allocation is based on current estimates. The GlobalCenter group will make the final purchase price allocation based upon final values for certain assets and liabilities. As a result, the final purchase price allocation may differ from the presented estimate.

(4) This column represents the historical results of operations of the GlobalCenter group for the three months ended December 31, 1999. On September 28, 1999, Global Crossing Ltd. acquired Frontier Corporation. For financial reporting purposes, the merger of Global Crossing Ltd. and Frontier Corporation was deemed to have occurred on September 30, 1999. In connection with the merger, the assets and liabilities of the GlobalCenter group were adjusted to their respective fair values pursuant to the purchase method of accounting.

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


   Revenues. The GlobalCenter group's total revenues increased 205% to $70.9 million for the year ended December 31, 1999 from $23.2 million for the year ended December 31, 1998, as a result of an increase in service revenues and equipment revenues. Service revenues increased 143% to $47.7 million for the year ended December 31, 1999 from $19.6 million for the year ended December 31, 1998. The GlobalCenter group's equipment revenues increased 537% to $23.2 million for the year ended December 31, 1999 from $3.6 million for the year ended December 31, 1998.

   The growth in the GlobalCenter group's service revenue was primarily the result of opening new and expanding existing data centers, adding new customers and services, and increasing revenues from existing customers. During 1999, the GlobalCenter group opened two new data centers, and expanded a third. Data center square footage increased by 230% at December 31, 1999 compared to December 31, 1998. The largest data center addition in 1999 opened at the end of the fourth quarter with sales in this data center commencing in January 2000.

   The GlobalCenter group's equipment revenues increased primarily because more customers in its new data centers chose to purchase their equipment from the GlobalCenter group rather than directly from a third party vendor.

   Cost of Revenues. Cost of service revenues increased 263% to $53.8 million for the year ended December 31, 1999 from $14.8 million for the comparable period in 1998. This increase was primarily due to increased network usage by the GlobalCenter group's customers, and rent and facilities costs for the addition and expansion of its data centers. Cost of service revenues increased as a percentage of service revenue from 76% in 1998 to 113% in 1999 primarily due to the addition of network capacity in advance of its utilization.

   Cost of equipment revenues increased 553% to $20.9 million for the year ended December 31, 1999 from $3.2 million for the year ended December 31, 1998, due to increased equipment sales. The cost of equipment remained fairly consistent as a percentage of equipment revenues, increasing to 90% during 1999 from 88% during 1998.

   Sales and Marketing. Sales and marketing expenses increased 75% to $15.6 million for the year ended December 31, 1999 from $8.9 million for the comparable period in 1998. The increase is primarily a result of having additional direct sales and marketing personnel and other sales and marketing expenses in connection with new data centers and the GlobalCenter group's expanding operations and services. As a percent of total revenue, sales and marketing expenses decreased from 39% in 1998 to 22% in 1999 primarily due to the significant increase in revenue between comparison periods.

   General and Administrative. Since October 1, 1999, the Global Crossing group has provided to the GlobalCenter group support services including information systems support, tax return preparation and advisory services, payroll and benefits administration, purchasing and certain other accounting and administrative services. The GlobalCenter group pays the Global Crossing group a monthly fee for these support services. Expenses for the three months ended December 31, 1999 include $0.9 million for these services. From March 1, 1998 through September 30, 1999, Frontier Corporation provided these services to the GlobalCenter group. Expenses for the nine months ended September 30, 1999 include $1.7 million for these services.

   The GlobalCenter group's total general and administrative expenses increased 112% to $10.0 million for the year ended December 31, 1999 from $4.7 million for the same period in 1998, primarily because it hired additional management and administrative personnel to support expanding operations. General and administrative expenses as a percentage of revenue decreased from 20% to 14% for the same period primarily due to the significant increase in revenue between comparison periods.

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


   Depreciation and Amortization. Pro forma depreciation and amortization expense increased 60% to $6.4 million for the year ended December 31, 1999 from $4.0 million for the same period of 1998, primarily as a result of the new data centers and the related leasehold and network investments.

   Goodwill and Intangibles Amortization. In connection with the merger of Global Crossing Ltd. and Frontier Corporation in September 1999, Global Crossing Ltd. contributed approximately $1.5 billion of goodwill and intangible assets to the GlobalCenter group. The goodwill and identified intangibles are being amortized over 10 years using the straight-line method. Pro forma amortization for the year ended December 31, 1999, was $148.5 million.

   The GlobalCenter group also recorded goodwill totaling approximately $9.1 million in connection with an acquisition completed in November 1997. The goodwill from this transaction was amortized over a seven-year period using the straight-line method until the acquisition of Frontier Corporation by Global Crossing Ltd. in September 1999.

   Net Loss. The GlobalCenter group's pro forma net loss was $170.2 million for the year ended December 31, 1999 compared to $10.8 million for the year ended December 31, 1998. The increase in net loss was primarily due to the difference in goodwill and intangibles amortization that resulted from the acquisition of GlobalCenter Inc. by Global Crossing Ltd. as part of the Frontier Corporation merger, increased depreciation and amortization from additions to property and equipment over the course of the year and operating expenses that are in excess of revenues.

  Year Ended December 31, 1998 Compared With Year Ended December 31, 1997

   Revenues. Total revenues increased 200% to $23.2 million for the year ended December 31, 1998 from $7.7 million for the year ended December 31, 1997. Service revenues increased 201% to $19.6 million for the year ended December 31, 1998 from $6.5 million for the year ended December 31, 1997. The GlobalCenter group's equipment revenues increased from $1.2 million for the year ended 1997 to $3.6 million for the year ended December 31, 1998, an increase of 196%.

   The overall increase in the GlobalCenter group's revenues was primarily the result of opening new data center locations, the addition of new customers, equipment sales to new customers and increased sales to existing customers. During 1998, the GlobalCenter group opened four additional data centers, tripling its available square footage. The largest of the new data centers became operational during the fourth quarter of 1998.

   Cost of Revenues. Cost of service revenues increased 182% to $14.8 million for the year ended December 31, 1998 from $5.3 million for the year ended December 31, 1997. This increase was due primarily to higher telecommunications expenses associated with increased volume of usage by customers, the expansion of the GlobalCenter group's network and the addition of new data centers, as well as an increase in the number of network administration and customer support personnel. Cost of service revenues decreased as a percentage of service revenues from 81% in 1997 to 76% in 1998 due to the fixed nature of data center lease and maintenance costs and the increasing revenue for the periods.

   Cost of equipment revenues increased 222% to $3.2 million for the year ended December 31, 1998 from $1.0 million for the year ended December 31, 1997. This increase resulted from more customers in the GlobalCenter group's new data centers choosing to purchase their equipment from the GlobalCenter group rather than direct from a third party vendor.

   Sales and Marketing. The GlobalCenter group's sales and marketing expenses increased 355% to $8.9 million for the year ended December 31, 1998 from $2.0 million for the year ended December 31, 1997. As a percent of total sales, sales and marketing expense increased from 25% in 1997 to 39% in 1998. The increase in sales and marketing expenses is related to the increase in the number of data centers. As the GlobalCenter group adds data centers, it increases the sales and marketing personnel and related costs to obtain new customers and to sell and market new products.

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


   General and Administrative. The GlobalCenter group's general and administrative expenses increased 130% to $4.7 million for the year ended December 31, 1998 from $2.0 million for the year ended December 31, 1997. The increase was a result of increased personnel costs associated with increasing the GlobalCenter group's management, administrative and accounting personnel and processes and related costs to support the growth in its overall customer base. General and administrative expense decreased as a percentage of total revenue to 20% for the year ended December 31, 1998 from 26% for the year ended December 31, 1997 as a result of the increase in revenues.

   Depreciation and Amortization. Depreciation and amortization expense increased 341% to $4.0 million for the year ended December 31, 1998 from $0.9 million for the year ended December 31, 1997, primarily due to increased investment in network and increased data center capacity.

   Goodwill and Intangibles Amortization. The GlobalCenter group recorded goodwill totaling $9.1 million in connection with an acquisition completed in November 1997. The goodwill from this transaction was amortized over a seven-year period using the straight-line method.

   Merger Costs. In connection with the GlobalCenter Inc. merger with Frontier Corporation that was accounted for as a pooling, approximately $2.1 million of merger costs have been reflected in the accompanying statement of operations.

   Net Loss. The GlobalCenter group's net loss was $10.8 million for the year ended December 31, 1998 compared to $2.8 million for the year ended December 31, 1998. The increase in the level of net loss was primarily due to operating expenses that were in excess of revenues and costs related to Frontier Corporation's acquisition of GlobalCenter Inc. in February 1998. Operating expenses increased as a result of new data centers opened.

Liquidity and Capital Resources

   The board of directors of Global Crossing Ltd. and its capital stock committee each has a wide degree of discretion over the cash management policies of both the GlobalCenter group and the Global Crossing group, consistent with their respective fiduciary duties to the company as a whole. Pursuant to this discretion, these entities may freely transfer cash generated by the GlobalCenter group to the Global Crossing group and vice versa, as well as determine the allocation of proceeds from future issuances of GlobalCenter group stock. In addition, the timing and decision to finance capital expenditures of the GlobalCenter group remains at the discretion of the board of directors of Global Crossing Ltd. Pursuant to the policy statement, the board of directors and senior management of Global Crossing Inc. have the authority to determine the uses of the net proceeds allocated to the Global Center group. This policy statement is subject to change at the discretion of the board of directors of Global Crossing Ltd.

   The construction and expansion of the GlobalCenter group's data centers and the marketing and distribution of its service offerings will continue to require substantial capital investment. To date, the GlobalCenter group has funded its operations through internally generated funds and permanent capital contributions from the Global Crossing group and, prior to September 30, 1999, from Frontier Corporation. Based on its current business plan, the GlobalCenter group expects the proceeds from this offering to provide sufficient capital to sustain current operations and capital expenditure plans for the next 12 to 18 months. We have no current plans to issue additional GlobalCenter group stock in the next 12 to 18 months; however, competitive or other factors beyond our control may cause us to change our business plan and increase our future financing requirements. The sources from which we may satisfy our future financing requirements may include funding from third parties, the issuance of additional GlobalCenter group stock or additional funding from the Global Crossing group, although there is no obligation on the Global Crossing group's part to provide any additional funding. We would choose the source of our financing based on the relative costs of capital that existed among such sources at the time.

   Net cash used in operating activities in 1997, 1998, and 1999 was $3.1 million, $5.8 million, and $11.6 million, respectively. Net cash used in operating activities in each of these periods was primarily the result of operating losses and changes in working capital. Net cash provided by operations for the three months ended March 31, 2000 of $6.6 million was primarily the result of an increase in accounts payable and accrued liabilities.

   Net cash used in investing activities in 1997, 1998, 1999 and for the three months ended March 31, 2000 was $1.3 million, $29.0 million, $90.3 million and $59.1 million, respectively. Net cash used in investing activities in each of these periods was primarily the result of capital expenditures for data centers and their infrastructure, leasehold improvements, furniture and fixtures, and other equipment.

   Global Crossing Ltd. will manage some of the GlobalCenter group's financial activities on a centralized basis. Allocations that are treated as loans from the GlobalCenter group to the Global Crossing group and loans from the Global Crossing group to the GlobalCenter group will be made at the weighted average interest rate of the consolidated indebtedness of Global Crossing Ltd. and on such other terms and conditions as the board of directors or its capital stock committee determines to be in the best interest of Global Crossing Ltd. Any fees incurred in connection with debt incurred will be allocated to the borrowing group.

   The GlobalCenter group also expects to require funds to make product development investments. For example, it engaged Tanning Technology Corporation to provide consulting and project services to help it expand its service and product solutions and to provide an infrastructure to scale Internet businesses. GlobalCenter Inc. has a commitment with Tanning Technology to purchase services aggregating $10 million over the 12-month term of the agreement beginning in February 2000. GlobalCenter Inc. also purchased $10 million of Tanning Technology common stock in February 2000.

Recent Accounting Pronouncement

   In December 1999, the SEC issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," which is required to be adopted by Global Crossing Ltd. in the quarter ending June 30, 2000. SAB 101 provides additional guidance on revenue recognition as well as criteria for when revenue is generally realized and earned. GlobalCenter management is currently assessing the impact of SAB 101 on the results of operations and financial position of the GlobalCenter group. GlobalCenter management does not expect the effects of SAB 101 to have a material effect on the accompanying financial statements of the GlobalCenter group.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), Accounting for Derivative Instruments and Hedging Activities, which is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. Because the GlobalCenter group does not currently hold any derivative instruments and does not engage in hedging activities, management expects that the adoption of SFAS No. 133 will not have a material impact on the GlobalCenter group's financial position, results of operations or cash flows. It will be required to implement SFAS No. 133 for the year ending December 31, 2001.

Year 2000

   Prior to December 31, 1999, Global Crossing Ltd. took all actions necessary to insure that its business operations would be Year 2000 compliant. In particular, Global Crossing Ltd. established a Year 2000 compliance task force, reviewed the status of systems, submitted information requests to third party service providers, received assurances regarding Year 2000 compliance from its major suppliers and developed contingency plans to address any potential Year 2000 compliance failure. Neither the Global Crossing group nor the GlobalCenter group experienced any significant malfunctions or errors in their respective operating or business systems when the date changed from 1999 to 2000. Based on its operations since January 1, 2000, the GlobalCenter group does not expect any significant impact to ongoing business as a result of the Year 2000 issue. In addition, it is not aware of any significant Year 2000 issues or problems that may have arisen for its significant customers and suppliers.

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

Euro Conversion

   On January 1, 1999 a single currency called the Euro was introduced in Europe. Eleven of the fifteen member countries of the European Union agreed to adopt the Euro as their common legal currency on that date. Fixed conversion rates between these countries' existing currencies (legacy currencies) and the Euro were established as of that date. The legacy currencies are scheduled to remain legal tender in these participating countries between January 1, 1999 and January 1, 2002 (not later than July 1, 2002). During this transition period, parties may settle transactions using either the Euro or a participating country's legacy currency.

   Transition to the Euro will create a number of issues for the GlobalCenter group. Business issues that must be addressed include product pricing policies and ensuring the continuity of business and financial contracts. Finance and accounting issues will include the conversion of bank accounts and other treasury and cash management activities.

   The GlobalCenter group continues to address these transition issues and does not expect the transition to the Euro to have a material effect on its results of operations or financial condition. The GlobalCenter group does not expect the cost of system modifications to be material and it will continue to evaluate the impact of the Euro conversion.

Quantitative and Qualitative Disclosures About Market Risk

  Interest Rate Risk

   The GlobalCenter group's major market risk exposure is changing interest rates. Global Crossing Ltd. will manage most of its financial activities including investing surplus funds, the issuance and repayment of debt and managing its interest rate risk. Global Crossing Ltd.'s policy is to manage interest rates through the use of a combination of fixed and floating rate debt. Global Crossing Ltd. may use interest rate swaps to manage interest rate exposures when appropriate, based upon market conditions, and not engage in such transactions for speculative purposes.

  Foreign Currency Risk

   As of December 31, 1999, the functional currency of the GlobalCenter's group's current foreign operations located in Australia and England is the United States dollar. The GlobalCenter group's foreign currency transactions are recorded based on exchange rates at the time such transactions arise. Its existing operations, assets and liabilities as of December 31, 1999 that are denominated in currencies other than the United States dollar are not material. Global Crossing Ltd., the manager for most of the GlobalCenter group's financing activities, uses foreign currency forward transactions to hedge exposure to foreign currency exchange rate fluctuations.

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

                      BUSINESS OF THE GLOBALCENTER GROUP

Overview

   GlobalCenter is a leading provider of Internet infrastructure services incorporating:

  .complex Web hosting;

  .IP network services, using primarily the Global Crossing network;

  .hardware and software procurement and installation;

  .content distribution, integration and management services;

  .systems applications; and

  .professional services.

Industry Background

   As a result of its rapid growth, the Internet has become an important new global communications and commerce medium. This new medium has given enterprises an opportunity to interact in new and different ways with their customers, employees, suppliers and partners. Furthermore, the Internet has become an additional point of competitive differentiation across a broad variety of commercial sectors and geographies, and a large number of companies have now embraced the Internet either proactively or reactively to grow or defend their market position.

   Companies are responding to the opportunities and challenges presented by Internet technologies by rapidly increasing their investment in Web sites and Internet-enabled services. Over the last several years, newer Internet companies that focus solely on distributing products and services over the Internet have emerged and, more recently, mainstream businesses have begun to use Web sites to complement traditional business models and distribution channels.

   The rapidly growing number of companies focused on implementing Internet strategies has created a significant shortage of Internet-focused systems developers and networking personnel. At the same time, Internet operations are becoming more complex and challenging for enterprises to operate. For example, in order to establish a high quality, reliable Web site or to run Web-based applications on the Internet, businesses must, among other things, procure and integrate sophisticated hardware and software, develop application-specific technical skills, and have access to a secure, fault-tolerant physical location and reliable Internet connectivity. Ensuring the quality, reliability, and availability of these Internet operations typically requires substantial investments in developing Internet expertise and infrastructures outside their core business functions. However, such a continuing significant investment of resources is often an inefficient use of enterprises' management focus and limited resources.

   As a result, businesses are increasingly seeking outsourcing arrangements with service providers that can speed time-to-market; improve performance, reliability, scalability and security; provide continuous operation and support of their Internet operations and reduce operating expenses. To address this need, a variety of providers of Web hosting services have emerged. Web hosting services range from lower-cost shared hosting, in which multiple smaller customers share a single server for basic Web sites, to higher-cost complex Web hosting, in which a larger customer's Web site is hosted on multiple dedicated servers, which are monitored and communicate amongst one another to balance traffic loads to minimize data latency and loss, often for customized applications and systems. Complex Web hosting companies, in general, provide various infrastructure-related services, including secure, monitored data centers with high degrees of redundancy and reliability, high-speed IP network connectivity and various enhanced services. Generally, complex Web hosting providers also support a range of hardware, operating systems and software.

   The market for complex Web hosting and related services is growing rapidly and continues to evolve as new enabling technologies are developed and new business practices are implemented. According to IDC, the

U.S. market for Web hosting services (which does not include internet access services) is estimated to be $1.7 billion in 1999 increasing to $17.6 billion in 2003. We also believe that complex Web hosting companies will be well positioned to take a significant share of the application service provider, or ASP, market, as companies seek to Web-enable their traditional business functions and applications such as customer service, procurement, human resource management and sales force automation. According to IDC, the ASP market is expected to grow to $7.8 billion in 2004.

   While a variety of existing industry participants and emerging service providers are attempting to target this rapidly growing market, many are niche service providers and others are often unable to exercise significant control over the underlying network services upon which the quality of their solutions depend. We believe that as customers continue to outsource mission-critical Internet-related services, quality of service and breadth of solutions offered will be the key factors driving customers' purchasing decisions.

GlobalCenter Strategy

   The GlobalCenter group's objective is to become the leading total services provider for its customers' mission-critical Internet infrastructure requirements. To achieve this objective, the GlobalCenter group is implementing a business strategy focused on the following key elements:

   Enhance and expand portfolio of value-added applications and professional services. The GlobalCenter group currently provides a broad range of Internet infrastructure services that allow its customers to effectively outsource the management and operation of their Web sites to it. The GlobalCenter group intends to continue to develop and market new services to position itself as a total services provider for businesses' Internet infrastructure needs. The GlobalCenter group believes this will enable it to build stronger customer relationships, maximize its revenue per customer and grow its business. By the end of 2000, the GlobalCenter group plans to introduce a number of additional services including: content distribution services for a variety of media, e-commerce applications to provide back-end infrastructure for e-commerce sites, database-on-demand to provide the infrastructure components that enable database functionality, virtual private network services to provide a highly secure method of transmitting data, and end-user monitoring services to allow customers to monitor the usage of their web sites.

   Expand global footprint by opening new data centers. The GlobalCenter group currently operates 10 data centers located in strategic markets in the United States, Europe and Australia. The GlobalCenter group is currently developing new data centers to meet the growing international demand for outsourced Web hosting services and the increasingly global e-business and information technology needs of its customer base. The GlobalCenter group is therefore planning to open an additional nine data centers in the United States, Europe and Australia in 2000. Through a joint venture with Asia Global Crossing, GlobalCenter is also planning to open data centers in Asia. The GlobalCenter group will continue to identify new geographic markets into which it will expand to meet the growing needs of businesses with mission-critical Internet operations.

   Develop and market services tailored to the needs of selected information-intensive industries. The GlobalCenter group's product development and marketing strategy is to target industries it believes will have a significant demand for Internet infrastructure applications and services, such as media and entertainment, financial services, retail and business-to-business exchanges. The GlobalCenter group believes that by targeting these industries and developing tailored service offerings for their use, it can accelerate its growth by attracting more customers and generating higher revenue per customer, increase its gross margins, and realize operating efficiencies.

   Continue to take advantage of the GlobalCenter group's unique relationship with the Global Crossing group. As part of its Web hosting services, the GlobalCenter group provides businesses with high performance Internet connectivity through Global Crossing's IP-based fiber-optic network. The GlobalCenter group will continue to locate its data centers to take maximum advantage of the Global Crossing network. The GlobalCenter group believes its unique relationship with Global Crossing provides numerous competitive advantages, including higher availability and scalability of network capacity and enhanced, integrated network monitoring and problem resolution, which improve its ability to offer its customers service level agreements. Scalability refers to the immediate capacity of a network to meet the demands in growth, without sacrifice in quality or performance, the GlobalCenter group participates in the Network and Services Management Committee for the Global Crossing network, allowing it to help determine the strategic and technological direction of the network in a way that will secure capacity and high quality service for its customers. The IP network services the GlobalCenter group purchases from the Global Crossing group are available to it with preferred market-based pricing, taking into account volume, term, and the exclusive nature of the arrangement and any guarantee of service levels provided by Global Crossing. In addition, the GlobalCenter group plans to integrate its service offerings with those offered by Global Crossing in order to market the combined company as a total telecommunications and Internet infrastructure services provider to customers in Global Crossing's targeted markets, such as large multinational corporations. The GlobalCenter group believes the fact that its group stock is being offered to the public in the form of a tracking stock rather than as a separate company helps it to preserve and enhance its close ties and unique relationship with the Global Crossing group and its access to the Global Crossing network.

   Expand direct sales force and develop new channels of distribution. To date, the GlobalCenter group has established its rapid growth and market position solely through its direct sales efforts. In 2000, the GlobalCenter group plans to significantly expand its direct sales force, invest in training and development and enhance sales incentives in order to focus its sales efforts on increasing sales of value-added applications and professional service offerings. To complement its direct sales efforts, the GlobalCenter group intends to develop new channels of distribution. In addition to its sales and marketing arrangements with Global Crossing, with which it intends to exchange sales referrals and offer bundled products and services, GlobalCenter expects to build co-marketing arrangements with consulting firms, content developers, Internet service providers, systems developers and technology partners.

   Develop and strengthen relationships with industry leading technology vendors. The GlobalCenter group has developed strong relationships with technology vendors such as Akamai, Oracle, StorageNetworks, StorageTek and Tanning Technology to offer enhanced caching, database, storage, backup services and e-commerce services to its customers. The GlobalCenter group plans to continue to develop relationships with selected technology vendors to help its customers identify the best technology services for their requirements and to rapidly and effectively design and deploy these technologies. The GlobalCenter group believes its relationships with these vendors will enhance its ability to support its customers' needs. For example, its relationship with Oracle will broaden its service offerings to include database services, its relationship with Tanning Technology will allow it to offer electronic commerce services and its relationship with Storage Networks will enable it to provide highly scaleable and reliable storage services, all of which better enable the GlobalCenter group to become a total services provider for its customers' Internet infrastructure requirements.

   Enter into strategic partnerships and make targeted acquisitions to complement internal development efforts. As the GlobalCenter group develops new applications and services, it plans to complement its internal development through strategic relationships and acquisitions. GlobalCenter Inc. will enter into these strategic relationships and acquisitions, and they will be allocated to the GlobalCenter group. The GlobalCenter group will seek strategic relationships that will enable it to gain quicker access to innovative technologies, assist it with the development of new applications and service offerings, provide it with new distribution channels and advance its entry into new geographic markets. In addition, the GlobalCenter group may seek to acquire companies which it believes will enable it to cost-effectively augment its existing products, services, technology, infrastructure, skill sets, geographic presence or customer base.

The GlobalCenter Group's Services

   The GlobalCenter group currently provides a broad range of Internet infrastructure services that allow its customers to effectively outsource the management and operation of their Internet operations to GlobalCenter. the GlobalCenter group creates tailored services for its customers based on their unique business and technical requirements, and modify the services as the customers' needs evolve.

Complex Web Hosting Services

   The GlobalCenter group offers complex Web hosting services designed to enable businesses to outsource operation of mission-critical Web sites, based on industry-leading technologies and offering high service level guarantees. The GlobalCenter group supports all leading Internet hardware and software systems. This flexibility enables its customers to retain control over their technical solution and to integrate GlobalCenter's services with their existing IT architectures. The GlobalCenter group offers a number of services to dedicated Web site management customers to ensure ease of implementation, security, performance and scalability. Specifically, it provides:

  . configuration, installation and support of operating systems, including
    Unix, Windows NT, Solaris and Linux; hardware platforms, including those offered by Sun Microsystems, Dell, Cisco, IBM, VA Linux and Compaq;

  . installation and maintenance of Web sites on server hardware;

  . help desk support 24-hours a day, seven days a week, with access to certified technical professionals;

  . industry and vendor security alerts and maintenance;

  . load balancing and geographical distribution of network traffic among multiple servers and multiple data centers; and

  . 24-hours a day, seven days a week, physical and remote access to equipment.

Hardware and Software Procurement Services

   The GlobalCenter group has experienced equipment services professionals available to help make its customers' equipment purchases simple and economical. The GlobalCenter group selects and purchases equipment from various manufacturers based on customer orders and resells the equipment to its customers. The GlobalCenter group also arranges for equipment to be shipped directly to a customer's location in GlobalCenter's data centers and installed in the appropriate location. The GlobalCenter group equipment services allow it to move new customers into its data centers more quickly and efficiently.

IP Network Services

   The GlobalCenter group directly connects its data centers, other than Melbourne, to Global Crossing's high performance, IP-based fiber-optic backbone network with redundant high speed lines, which also gives it access to Global Crossing's extensive peering and transit relationships with other major Internet backbone providers. The GlobalCenter group's connectivity arrangements are designed to deliver the scalability, high availability and performance required for high-volume bandwidth and application-intensive Internet operations. Since its customers' Internet operations often experience traffic spikes due to promotions or events, the GlobalCenter group typically maintains sufficient excess network capacity to handle its customers peak traffic needs. Each of its data centers is also connected to the communications networks of other major carriers. The Global Crossing network does not reach Australia, so the GlobalCenter group's Melbourne data center is connected to the Global Crossing network through the communications networks of other major carriers.

   Through its unique relationship with the Global Crossing group, the GlobalCenter group has special access to the Global Crossing global network and extensive peering and transit arrangements. The GlobalCenter group believes its access to the Global Crossing network provides it with the following benefits:

  . Network Performance. When fully deployed, the Global Crossing network will provide service to all of the world's major business centers. The extensive geographic reach of the Global Crossing network and Global Crossing's extensive peering and transit relationships with other major Internet service providers will enable GlobalCenter to avoid many of the congested Internet public exchange points and deliver IP traffic directly to its destination network or the intended IP address. By avoiding the need to route traffic across multiple networks or public interconnection points, the performance of its customers' Internet applications will be substantially increased. Pursuant to Global Crossing Ltd.'s policy statement, the

   Global Crossing group has agreed to provide the GlobalCenter group with service level commitments for near 100% network availability for traffic on the Global Crossing network, which will enable the GlobalCenter group to offer similar service levels to its customers. This policy may be changed at the discretion of the board of directors of Global Crossing Ltd. and without shareholder approval.

  . Scaling and Availability. The GlobalCenter group will have constant access to the Global Crossing network and an ability to scale its use of the Global Crossing network according to its needs and the needs of its customers.

  . Management Committee. The GlobalCenter group participates in the Network and Services Management Committee for the Global Crossing IP network, allowing it to help determine the strategic and technological direction of the network in a way that will secure capacity and high quality service for its customers. The committee will consist of three senior executives from each group and will review and agree on data center bandwidth requirements by location and volume, review and agree on network expansion plans as required to support the data centers and establish service level targets for the data center connections and track performance against those targets.

  . Monitoring Capability. The GlobalCenter group has the ability to monitor the entire Global Crossing network from its network control centers or the Global Crossing network operations centers, which allows it to locate, respond to and resolve problems quickly.

  . Cost Advantage. The GlobalCenter group's special access to Global
    Crossing's network frees it from the costs associated with independently building and maintaining an IP network, such as an extensive set of routers and switches, and from the costs associated with peering relationships when traffic flows becomes unequal. The price the GlobalCenter group pays for its access to the network will be preferred market-based pricing, taking into account volume, term, and the exclusive nature of the arrangement and any guarantee of service levels provided by the Global Crossing group.

Value-Added Applications and Services

   The GlobalCenter group's value-added applications and services enable its customers to improve the performance, reliability and storage and backup capability of their Internet operations. We believe these services will become increasingly important to the GlobalCenter group's customers. A key component of GlobalCenter's strategy is to continue to grow its value-added service offerings to distinguish itself in the marketplace. The GlobalCenter group's current services include the following:

   Performance Monitoring Services. The GlobalCenter group works with Keynote, a provider of Internet performance measurement, diagnostic and consulting services, to provide and jointly market Perspective(TM), a service that gives companies real-time statistics about their Web sites' performance from the viewpoint of users around the world. Perspective employs a network of more than 100 data collection agents deployed in 30 large metropolitan areas, both in the U.S. and internationally, connected to the backbone networks of a variety of major service providers. The agents measure access and download times at pre-set intervals. The GlobalCenter group's network control centers and its customers' Web managers receive daily reports and threshold based alarms.

   Content Delivery Services. The GlobalCenter group works with Akamai to offer FreeFlow SM, a caching service that moves content closer to end users and intelligently routes requests to multiple servers. As a result, FreeFlow reduces problems caused by server overloads and network bottlenecks. This increases peak demand capacity for Web sites, speeds user downloads and improves overall quality.

   Disk Storage Services. The GlobalCenter group works with StorageNetworks, a storage services provider, to provide Disk-On-DemandSM, highly scaleable and reliable on-demand disk storage services that the GlobalCenter group offers on a usage basis. Disk-On-Demand gives GlobalCenter's customers access to technologically advanced storage, normally available only to large enterprises, on a cost effective basis.

   Tape Storage Services. The GlobalCenter group works with StorageTek and ManagedStorage International, network storage services providers, to provide Tape-On-DemandSM, backup and disaster recovery services that the GlobalCenter group offers on a usage basis. Tape-On-Demand reduces GlobalCenter's customers' need to invest in and manage expensive disaster recovery systems.

   Security Services. The GlobalCenter group's security services are designed to ensure the security of GlobalCenter's customer's Web operations by applying industry leading security diagnostic tools. Security engineers are located at its data centers to deliver security solutions including firewalls, encryption and authentication.

   Testing Services. The GlobalCenter group's testing services aim to identify problems that could degrade the expected performance and availability of a customer's Web operations. For example, GlobalCenter's stress testing services simulate users accessing a Web site to provide information for isolating problems, optimizing performance and accelerating the deployment of Web sites.

Professional Services

   The GlobalCenter group's professional services teams consult with customers on a wide range of issues including Web applications development, Internet connectivity, server maintenance, performance and site scaling. The GlobalCenter group believes its professional services will play an increasingly important role in supporting the implementation and maintenance of Internet based mission-critical operations as customers continue to rapidly adopt emerging technologies. The GlobalCenter group's professional services currently include system architecture and design; disaster recovery, migration and capacity planning; database optimization; and performance tuning. GlobalCenter's sales engineers offer several services to GlobalCenter customers, including configuring systems and specifying hardware and software for implementations or upgrades. The GlobalCenter group assigns technical account teams, consisting of three to five personnel, to act as its customers' on-site network and information technology staff. Through its relationship with Tanning Technology, the GlobalCenter group also has access to Tanning Technology's information technology services, which include electronic commerce solutions, enterprise customer relationship management solutions and core operations solutions.

Strategic Relationships

   The GlobalCenter group believes that strategic technology and marketing relationships enhance its ability to better serve existing customers as well as reach new customers. Its strategic relationships enable it to gain quicker access to innovative technologies, assist it with the development of new applications and service offerings and provide it with powerful additional sales channels. As opportunities arise, the GlobalCenter group will continue to establish new relationships with hardware and software vendors and application service providers. An example of the GlobalCenter group's strategic relationship strategy is its relationship with Tanning Technology, which enables the GlobalCenter group to provide its customers with preferred access to Tanning Technology's pool of over 350 technical and sales professionals. The combination of Tanning Technology's expertise in systems integration services involving high volume transactional businesses and the GlobalCenter group's Internet infrastructure services business will enable the GlobalCenter group to provide a bundled service offering that will include infrastructure hardware and software, operational systems and services, integration services and e-business services. The GlobalCenter group has also established a preferred marketing arrangement with Tanning Technology designed to cross-promote and sell each other's products and services. In February 2000, GlobalCenter Inc. also invested $10 million in Tanning Technology's common stock. A second example of the GlobalCenter group's strategic relationship strategy is its relationship with Oracle. The Oracle relationship has several key components. As a member of Oracle's Business-on-Line program, GlobalCenter is a preferred hosting partner of Oracle and Oracle will jointly market its products and services with GlobalCenter. GlobalCenter is also an Oracle authorized reseller and has access to consulting services to support Oracle's database and other products in GlobalCenter's data centers. Together, the Oracle Business-on-Line, authorized reseller and consulting arrangements provide GlobalCenter with the ability to offer customers a bundled package of database infrastructure services. Finally, GlobalCenter and Oracle's Internet Platform Alliance Division are working together to jointly provide products and services for customers in GlobalCenter's targeted industries.

Customers

   The GlobalCenter group has a large and diverse customer base ranging from large enterprises to Web-Centric companies. As of March 31, 2000, the GlobalCenter group was serving over 500 customers, none of which accounted for 10% or more of its revenues. The following is a representative list of its customers as of March 2000:

   24/7 Media                 marchFIRST               Talk City
   About.com                                           Toys R Us
   Akamai                     Match Logic
                                                       Viacom
   Ask Jeeves                 Microsoft bCentral
                              NBCi                     The Washington Post
   eGroups                    Network Solutions        Webshot
   Encyclopedia Britannica    Novell                   Wineshopper.com
   eToys                      Playboy Enterprises      Xdrive
   Goto.com                   QUOTE.COM                Yahoo!
                              Red Hat                  ZDNet
   LookSmart

   The GlobalCenter group's contracts with customers generally cover its provision of services for a one to three-year period and may contain, among other things, various service level agreements. The GlobalCenter group generally provides customers with a 99.5% network connectivity uptime guarantee and a 99.9999% facility uptime guarantee. Pursuant to these service level warranties, customers' monthly fees are reduced based on the amount of network connectivity downtime and data center downtime that affects the customer.

Sales, Communications and Marketing and Customer Service

   The GlobalCenter group's sales objective is to focus on larger customers to whom it believes it can sell multiple basic and value-added services to maximize its sales force productivity and revenue per data center. The GlobalCenter group sells its services directly through a highly-skilled professional sales force and receives referrals through a network of business partners.

  Sales

   The GlobalCenter group uses a team approach in selling to prospective customers. Customer account teams are organized into three units, consisting of account executives, sales engineers and client services representatives. Account executives are the team leaders and are primarily responsible for new account acquisitions and maintenance of the strategic relationships with our customers. Sales engineers support the account executives by providing pre-sales technical support, including customer site architecture and design. Client services representatives are responsible for the day-to-day account management and for marketing additional services to existing customers.

   The domestic sales force is located in six geographic regions of the United States centered around existing and planned data centers. As of March 31, 2000, GlobalCenter had 84 employees engaged in sales and sales support. The GlobalCenter group will actively seek to increase its sales capabilities and coverage in the United States and to expand internationally as additional data centers are constructed. In 2000, the GlobalCenter group plans to significantly expand its direct sales force, invest in training and development and enhance sales incentives in order to focus sales efforts on increasing its sales of value-added service offerings. We estimate that the costs for expanding GlobalCenter's sales force will be approximately $12 million over the next 12 months. To complement its direct sales efforts, the GlobalCenter group intends to develop new channels of distribution. In addition to its co-marketing arrangement with the Global Crossing group, with which the GlobalCenter group intends to exchange sales referrals and offer bundled products and services, the GlobalCenter group expects to build co-marketing arrangements with consulting firms, content developers, Internet service providers, systems developers and other technology partners.

   The GlobalCenter group also intends to make its service offerings available to Global Crossing's sales force in order to market the combined company as a total telecommunications and Internet provider. By doing so, we believe the GlobalCenter group will be able to expand its customer base to include the Global Crossing group's targeted markets, such as large multinational corporations.

  Communications and Marketing

   The GlobalCenter group's communications and marketing organization is responsible for product and partner marketing management, marketing communications and corporate communications. Product and partner marketing management includes bringing to market the portfolio of services and programs that will address customer needs. These activities include product strategy, pricing, competitive analysis, product launches and partner program management. The GlobalCenter group's marketing communications unit stimulates service demand and brand awareness for GlobalCenter through a broad range of marketing communications, advertising, seminars, open houses, tradeshows, as well as through its Web site. Corporate communications focuses on cultivating industry analyst and media relationships with the goal of securing broad media coverage and public recognition of GlobalCenter's leadership position in its market.

  Customer Service

   The GlobalCenter group is committed to providing superior customer service by understanding the business objectives and technical requirements of its customers and by fulfilling their needs on an individual basis. Working closely with its customers, the GlobalCenter group seeks to optimize the performance of their Internet operations, minimize downtime, resolve problems that may arise, and make appropriate adjustments in services as customer needs change over time. In order to enhance its customer service delivery and increase operating efficiencies, the GlobalCenter group operates a centralized response center which handles inbound calls, monitoring, and problem resolution for its data centers in the United States. The GlobalCenter group also solicits feedback to ensure that it continues to offer the highest quality of service. It uses advanced software tools to aid in customer monitoring and service efforts. Many of its customer service personnel have been specifically trained and certified by the vendors of its software tools, including Sun Microsystems, Microsoft, Oracle and Computer Associates.

   The GlobalCenter group also provides customer service and technical support during the installation phase, including a transition team and project management support. In addition, it provides system integration services between the customer's Internet site and legacy systems. After installation, primary customer support is coordinated through the GlobalCenter group's network control centers. These centers are operated 24 hours a day, seven days a week by engineers who monitor site and network operations, and coordinate teams to solve problems that arise. The GlobalCenter group's customer service personnel are also available to assist customers whose operations require specialized procedures.

   The GlobalCenter group employs network engineers and systems administrators who work with customers to design and maintain their Internet operations. The GlobalCenter group's network engineers and system administrators are trained specialists who support Windows NT, Linux, Solaris and other UNIX platforms. They are also trained to support routers and switches of most major equipment manufacturers. They also serve as the second level of support for customer issues that cannot be resolved by the GlobalCenter group's network control centers.

Product Management and Development

   The GlobalCenter group's product management and development groups are responsible for evaluating and developing new product ideas and strategies, including potential partnerships related to these products. These groups work to combine the GlobalCenter group's own technology with partner expertise to offer a robust and scalable service and product offering to its customers. The GlobalCenter group plans to complement its internal product development through strategic relationships and acquisitions. By partnering with the technology leaders in different service and product categories, the GlobalCenter group is able to move its offerings to market quickly, with an ability to support and manage them at the highest level. The GlobalCenter group's product management group is responsible for assessing the business case and ancillary needs for each product as well as managing the product's lifecycle. The GlobalCenter group's product development group is responsible for research and development efforts aimed at exploring and identifying new technologies that complement its business strategy. The GlobalCenter group currently has 16 employees dedicated to product management and development and expects to expand the size of these groups by the end of 2000.

Data Center Infrastructure

   The GlobalCenter group's data centers are designed to deliver high availability and performance for customers. Its data centers are physically located in major metropolitan business centers and all but one are located directly on the Global Crossing IP network. The GlobalCenter group's data centers are built to specifications that deliver high standards in security, reliability and redundancy.

   The physical infrastructure and security controls of the GlobalCenter group's data centers have been designed to support rigorous requirements for complex Web hosting. Specifically, its data centers offer the following major physical benefits to its customers:

  . multi-level physical security;

  . multi-redundant utilities and environmental controls; and

  . network connectivity.

   Multi-level physical security. Based upon their technical and security requirements, customers can select from racks in common areas, highly secure cabinets, enclosed cage facilities or private vaults. The GlobalCenter group has implemented robust security systems, which include biometric hand scanners, security verification, guards, cameras, bullet proof glass, round-the-clock monitoring and mantrap areas.

   Multi-redundant utilities and environmental controls. GlobalCenter data centers have power systems that include redundant connections to the power utilities, back up power supplies and diesel generators that can run for days without refueling if needed. Laser detection, inert gas and dry pipe sprinkler systems protect GlobalCenter's customers' equipment from fire and inadvertent water damage. Cooling and environmental controls for each data center are designed to monitor and ensure proper temperature and humidity. The GlobalCenter group's data centers are also constructed with raised floors and seismically braced racks.

   Network Connectivity. GlobalCenter data centers are connected to the Internet through network points of presence within the centers. These points of presence provide high-performance, reliable networking connectivity to the Internet for its customers. Telecommunications circuits enter the data centers through multiple points from diverse service providers. Multiple points of presence ensure continued operation of service without degradation in the unlikely event of a cable cut or local carrier network outage. All but one of GlobalCenter's data centers are located directly on Global Crossing's international IP-based fiber optic network for high bandwidth worldwide connectivity and scale. Each of its data centers has access to the communications networks of other major carriers.

Competition

   The market served by GlobalCenter is highly competitive. There are few substantial barriers to entry, and we expect GlobalCenter to face additional competition from existing competitors and new market entrants in the future. The principal competitive factors in this market include:

  . quality of services and scalability of infrastructure;

  . quality of customer service and support;

  . value-added applications and services offered;

  . network capacity, reliability and security;

  . Internet system engineering expertise;

  . relationships with partners and vendors;

  . brand name;

  . price;

  . product innovation; and

  . financial resources.

   We believe that GlobalCenter competes favorably overall in its industry based on these factors. However, many of the GlobalCenter group's competitors have substantially greater resources, more customers, greater name recognition and more established relationships in the industry.

   The GlobalCenter group's current and potential competitors in the market include Web hosting service providers, ISPs, telecommunications companies and large information technology outsourcing firms. Its competitors may operate in one or more of these areas and include companies such as AboveNet Communications, AT&T, British Telecom, Cable & Wireless, Digex, Digital Island, EDS, Exodus Communications, Globix, Genuity, Intel, IBM, KPNQwest, Level 3 Communications, MCI WorldCom, PSINet, NaviSite, Qwest Communications International, and USinternetworking. As the GlobalCenter group expands its range of applications and service offerings, it expects that the nature of its competitors will change.

Intellectual Property Rights

   The GlobalCenter group relies on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect certain proprietary rights in its data, applications and services. The GlobalCenter group currently has no patents and does not rely materially on technologies it licenses from third parties. As it continues to offer new services through partnerships with third parties, the GlobalCenter group expects its reliance on licensed technology to grow. However, other than its trademarks and service marks, the GlobalCenter group does not believe that the loss of any particular one of its intellectual property rights would harm its business.

Government Regulation

   The GlobalCenter group is not currently subject to direct United States federal, state or local or international government regulation, other than regulations applicable to businesses generally. There is currently only a small body of laws and regulations directly applicable to access to or commerce on the Internet.

   The Digital Millennium Copyright Act, which became effective in October 1998, includes a limitation on liability of on-line service providers for copyright infringement for transmitting, routing, or providing connections, transient storage or caching at the direction of a user. This limitation on liability applies if the service provider had no actual knowledge or awareness that the transmitted or stored material was infringing and if other conditions are met.

   Since this law is relatively new, the GlobalCenter group is unsure of how it will be applied to limit any liability it may face in the future for any possible copyright infringement or copyright-related issues. This law also requires ISPs to follow "notice and take-down" procedures in order to be able to take advantage of the limitation on liability. The GlobalCenter group has implemented these procedures. The GlobalCenter group's customers are subject to an acceptable use policy which prohibits them from posting, transmitting or storing material on or through any of its services which, in the GlobalCenter group's sole judgment is (1) in violation of any local, state, federal or foreign law or regulation, (2) threatening, obscene, indecent or defamatory or that otherwise could adversely affect any individual, group or entity or (3) in violation of the intellectual property rights or other rights of any person. Although this policy is designed to promote the security, reliability and privacy of GlobalCenter's systems and network, there is no assurance that its policy will accomplish this goal or shield the GlobalCenter group from liability under the Digital Millennium Copyright Act.

   Despite enactment of the Digital Millennium Copyright Act, the law relating to the liability of on-line services companies and Internet access providers for information carried on or disseminated through their networks remains largely unsettled. It is possible claims could be made against on-line services companies and Internet access providers under both United States and foreign law for defamation, obscenity, negligence, copyright or trademark infringement, violations of privacy and consumer protection laws or other theories based on the nature and content of the materials disseminated through their networks. Several private lawsuits seeking to impose such liability upon on-line services companies and Internet access providers are currently pending.

   Although sections of the Communications Decency Act of 1996 that proposed to impose criminal penalties on anyone distributing indecent material to minors over the Internet were held to be unconstitutional by the U.S. Supreme Court, similar laws may be proposed, adopted and upheld. For example, the Child Online Protection Act of 1998 imposes criminal penalties and civil liability on anyone engaged in the business of selling or transferring material that is harmful to minors, by means of the Web, without restricting access to this type of material by underage persons. Numerous states have adopted or are currently considering similar types of legislation. The nature of future legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, legislation similar to the Communications Decency Act or the Child Online Protection Act could subject GlobalCenter and/or its customers to potential liability, which in turn could harm its business. The adoption of any of these types of laws or regulations might decrease the growth of the Internet, which in turn could decrease the demand for GlobalCenter's services, increase the GlobalCenter group's cost of doing business or in some other manner harm its business.

   Due to the increasing popularity and use of the Internet, it is likely a number of additional laws and regulations may be adopted at the federal, state and local levels in the United States and internationally with respect to the Internet, covering issues such as user privacy, freedom of expression, pricing, characteristics and quality of products and services, taxation, advertising, intellectual property rights, information security and the convergence of traditional telecommunications services with Internet communications. For example, the European Union recently enacted privacy regulations. The United States Congress has recently considered enacting Internet laws regarding privacy, copyrights taxation and the transmission of sexually explicit materials. The Federal Trade Commission has recently commenced investigations of the practices of certain Internet companies relating to privacy and consumer protection laws. The adoption of any such laws or regulations might decrease the growth of the Internet, which in turn could decrease the demand for GlobalCenter's services or increase the cost of doing business or in some other manner harm its business. In addition, applicability to the Internet of existing laws governing areas such as property ownership, copyrights and other intellectual property issues, taxation, libel, on-line contract enforcement, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.

   Global Crossing's network and its expansion plans are subject to regulation in the United States and internationally. See Global Crossing's Annual Report on Form 10-K for the year ended December 31, 1999 which is incorporated in this prospectus by reference.

Employees

   As of April 7, 2000, the GlobalCenter group employed approximately 580 full-time employees. None of its employees is covered by a collective bargaining agreement. The GlobalCenter group believes that its employee relations are good.

Properties

   The GlobalCenter group's executive offices are located in Sunnyvale, California and consist of approximately 54,000 square feet that are leased pursuant to an agreement that expires in July 2005. Space leased for data centers covers an aggregate of more than 1,400,000 gross square feet. The GlobalCenter group's currently operational data centers cover an aggregate of approximately 300,000 gross square feet. The GlobalCenter group leases facilities in the following cities:

   City and State                                             Lease Expiration
   --------------                                             ----------------
   Anaheim, California............................               April 2009
   Chicago, Illinois*.............................             November 2009
   Frankfurt, Germany*............................              October 2020
   Herndon, Virginia, Sales Office................               June 2006
   Herndon, Virginia*.............................              January 2015
   Herndon, Virginia..............................               March 2009
   Irvine, California, Sales Office...............                May 2003
   London, England*...............................              October 2014
   London, England ...............................              October 2014
   London, England, Sales Office..................             December 2009
   Melbourne, Australia...........................              October 2001
   Mountain View, California......................              October 2002
   Munich, Germany*...............................               July 2019
   New York, New York.............................              August 2008
   New York, New York.............................              August 2014
   New York, New York, Sales Office...............             December 2009
   New York, New York*............................               April 2016
   Paris, France, Sales Office....................               July 2009
   Paris, France*.................................             September 2012
   Sunnyvale, California..........................             November 2001
   Sunnyvale, California..........................             November 2011
   Sunnyvale, California..........................              August 2008
   Sunnyvale, California*.........................               March 2015
   Sydney, Australia*.............................             November 2009
   Waltham, Massachusetts*........................               March 2018

--------

* GlobalCenter's data centers in these locations are under development and are not yet operational.

     CERTAIN SIGNIFICANT EMPLOYEES AND DIRECTORS OF GLOBALCENTER INC.

   The following table sets forth information regarding the management of GlobalCenter Inc. Because GlobalCenter Inc. constitutes all of the operating assets and business of the GlobalCenter group, the GlobalCenter Inc. management and board of directors has significant influence over the operations of the GlobalCenter group. This influence is subject to the discretion of the board of directors of Global Crossing Ltd.

Name                      Age Position
----                      --- --------
Leo J. Hindery, Jr......   52 Chairman of the Board and Chief Executive Officer*
Derek Chang.............   32 Chief Financial Officer and Co-Chief Operating Officer
Laurie Priddy...........   37 Co-Chief Operating Officer
Mark J. Coleman.........   41 Executive Vice President and General Counsel
Barbara Wood............   49 Executive Vice President, Chief Administrative Officer and Controller
Grace de Latour.........   51 Executive Vice President, Human Resources
Bruce J. Stewart........   35 Executive Vice President, International and Corporate Development
David Krone.............   33 Executive Vice President, Communications and Marketing
David Klott.............   58 Executive Vice President and Secretary
Gary Winnick............   52 Director*
Lodwrick M. Cook........   71 Director*
Thomas J. Casey.........   48 Director*
Joseph P. Clayton.......   50 Director
William E. Conway, Jr...   50 Director
Eric Hippeau............   48 Director
Kurt Baumann............   40 Director
Chase Carey.............   46 Director
Frank M. Drendel........   55 Director
Marc B. Nathanson.......   54 Director

--------
*Member of the Office of the Chairman of GlobalCenter Inc.

   Leo J. Hindery, Jr. has served as Chief Executive Officer and as a director of Global Crossing Ltd. since February 2000 and as Chairman and Chief Executive Officer of GlobalCenter Inc. since December 1999. From March 1999 through November 1999, Mr. Hindery was President and Chief Executive Officer of AT&T Broadband & Internet Services. From March 1997 until March 1999, Mr. Hindery served as President of Tele-Communications, Inc., or "TCI," which was the predecessor company to AT&T Broadband & Internet Services. Prior to joining TCI, Mr. Hindery was Managing General Partner of InterMedia Partners, a cable television system operator that he founded in 1988. Mr. Hindery is a director of GT Group Telecom Inc., Tanning Technology Corp., TD Waterhouse Group, Inc. and VerticalNet, Inc. He is also Vice Chairman of the Museum of Radio and Television and a director of C-SPAN. Mr. Hindery is a member of the Stanford Business School Advisory Council and of the Board of Trustees of Hampton University, and a director of the Daniels Fund.

   Derek Chang has served as Chief Financial Officer and Co-Chief Operating Officer of GlobalCenter Inc. since April 2000. From March 1999 to March 2000 he was the Executive Vice President of Corporate Development for AT&T Broadband & Internet Services. From October 1998 to March 1999 he worked for TCI as Executive Vice President of Corporate Development and was the Assistant to the President of TCI from April 1997 to October 1998. From July 1994 to March 1997, he was with InterMedia Partners in a variety of capacities, the most recent of which was Treasurer.

   Laurie Priddy has served as GlobalCenter Inc.'s Co-Chief Operating Officer since January 2000. From March 1999 to January 2000, Ms. Priddy served as President and Chief Executive Officer of the National Digital Television Center, a subsidiary of AT&T Broadband & Internet Services and President of the Interactive Offering Group. From May 1997 until March 1999, Ms. Priddy served as Vice-President, Advanced Platforms and Services for CableLabs. From January 1985 to March 1999, Ms. Priddy held various management and technical positions at Bell Atlantic and Pacific Bell.

   Mark J. Coleman has served as Executive Vice President and General Counsel of GlobalCenter Inc. since January 2000. Before joining GlobalCenter Inc., he was a senior partner in Orrick, Herrington & Sutcliffe LLP's Corporate Department and a member of the firm's Project Finance Group. Mr. Coleman joined Orrick, Herrington & Sutcliffe LLP in June 1998. From 1991 to 1998, Mr. Coleman was a partner at Pillsbury Madison & Sutro LLP.

   Barbara Wood has served as Executive Vice President, Chief Administrative Officer and Controller of GlobalCenter Inc., since April 2000. From April 1997 to March 1999, Ms. Wood was the Executive Vice President of Financial Operations for TCI. From March 1999 to March 2000, Ms. Wood was the Executive Vice President of Financial Operations for AT&T Broadband & Internet Services. From September 1992 to March 1997, Ms. Wood was Executive Director of Budgets and Regulatory Affairs for InterMedia Partners.

   Grace de Latour has been the Executive Vice President, Human Resources for GlobalCenter Inc. since April 2000. From March 1999 through March 2000, Ms. de Latour was the Executive Vice-President, Employee Relations for AT&T Broadband & Internet Services. From July 1997 until March 1999, Ms. de Latour was Executive Vice-President, Employee Relations for TCI. Prior to joining TCI, from January 1995 until July 1997, Ms. de Latour was Executive Director, Human Resources at InterMedia Partners. She currently serves on the board of CTHRA (Cable and Telecommunications Human Resource Associates).

   Bruce J. Stewart has served as GlobalCenter Inc.'s Executive Vice President of International and Corporate Development since January 2000. From January 1993 to January 2000, Mr. Stewart served as Partner, Vice President & General Counsel and Executive Director of Communications for InterMedia Partners. From 1991 to January 1993, Mr. Stewart served as legal counsel for Scholastic Productions, Inc.

   David Krone has served as Executive Vice President, Communications and Marketing of GlobalCenter Inc. since February 2000. Before joining GlobalCenter Inc., Mr. Krone served from October 1999 to January 2000 as Executive Vice President of the National Cable Television Association. From March 1999 to October 1999, he served as Executive Vice President, Government Relations of AT&T Broadband & Internet Services. From June 1994 to March 1999, Mr. Krone served as head of TCI's Washington, DC office, supervising all Congressional and Federal Communications Commission relations.

   David Klott has served as Executive Vice President and Secretary of GlobalCenter Inc. since February 2000. Before that, Mr. Klott was a senior partner at the law firm of Pillsbury Madison & Sutro LLP which he joined in 1966.

   Gary Winnick has served as a director of GlobalCenter Inc. since February 2000. Mr. Winnick is the founder of Global Crossing Ltd. and serves as Chairman of its board of directors. Mr. Winnick has served as Chairman or Co-Chairman of the Global Crossing Ltd. board of directors since its inception in March 1997. Mr. Winnick is also the founder and has been the Chairman and Chief Executive Officer of Pacific Capital Group, Inc., an affiliate of Global Crossing Ltd., since its inception. Mr. Winnick received a bachelor's degree from C.W. Post College and has been in the principal equity investment and merchant banking business since 1985.

   Lodwrick M. Cook has served as a director of GlobalCenter Inc. since February 1, 2000. Mr. Cook is Co-Chairman of the Board of Global Crossing Ltd. He has served as Vice Chairman and Managing Director of Pacific Capital Group since 1997. He became Chairman of Global Marine Systems, a wholly-owned subsidiary of Global Crossing Ltd., in 1999. Prior to joining Pacific Capital Group, Mr. Cook spent 39 years at Atlantic Richfield Co., last serving as Chairman of the Board of Directors from 1986 to 1995, when he became Chairman Emeritus. Mr. Cook is also a member of the Board of Directors of Castle & Cooke, Inc., Litex, Inc. and 911Notify.com.

   Thomas J. Casey has served as a director of GlobalCenter Inc. since February 1, 2000. Mr. Casey has been Vice Chairman and a director of Global Crossing Ltd. since December 1998. Prior to joining Global Crossing Ltd., Mr. Casey was co-head of Merrill Lynch & Co.'s Global Communications Investment Banking Group for three years. From 1990 to 1995, Mr. Casey was a partner and co-head of the telecommunications and media group of the law firm of Skadden, Arps, Slate, Meagher and Flom. Mr. Casey also serves as president of Pacific Capital Group. Mr. Casey is also a member of the board of directors of Value America, Inc. and StorageNetworks, Inc.

   Joseph P. Clayton has served as a director of GlobalCenter Inc. since February 27, 1998. Mr. Clayton is also a director of Global Crossing Ltd. He has also served as President, Global Crossing North America since September 1999. Mr. Clayton was also Vice Chairman of Global Crossing Ltd. from September 1999 to March 2000. Prior to the merger with Global Crossing Ltd., Mr. Clayton was Chief Executive Officer of Frontier Corporation since August 1997, having served as Frontier's President and Chief Operating Officer from June 1997 to August 1997. Prior thereto, he was Executive Vice President, Marketing and Sales--Americas and Asia, Thomson Consumer Electronics, a worldwide leader in the consumer electronics industry.

   William E. Conway, Jr. has served as a director of GlobalCenter Inc. since February 2000. Mr. Conway is also a director of Global Crossing Ltd. He has been a managing director of The Carlyle Group, a private global investment firm, since 1987. Prior thereto, Mr. Conway was Senior Vice President and Chief Financial Officer of MCI Communications Corporation. Mr. Conway also serves as director of Nextel Communications, Inc.

   Eric Hippeau has served as a director of GlobalCenter Inc. since February 2000. Mr. Hippeau is also a director of Global Crossing Ltd. He is Chairman and Chief Executive Officer of Ziff-Davis Inc., a publicly listed company whose majority shareholder is Softbank Corp. Ziff-Davis Inc. is a leading integrated media and marketing company focused on computing and internet-related technology. Mr. Hippeau has held this position since December 1993, prior to which he held other senior executive positions within Ziff-Davis. He is also a director of Ziff-Davis Inc., Yahoo!, Inc., and Starwood Hotels and Resorts Worldwide, Inc.

   Kurt Baumann has served as a director of GlobalCenter Inc. since February 2000. Mr. Baumann is the Chief Executive Officer of Inter.net Ltd., an international consumer Internet and portal business which was spun-off from PSINet in April 2000. From 1996 to April 2000, Mr. Baumann has been acting as an investor, board member and business advisor to various consumer Internet startups. Mr. Baumann previously founded InterCon Systems Inc., an Internet connectivity software company.

   Chase Carey has served as a director of GlobalCenter Inc. since February 2000. Mr. Carey has served as the Co-Chief Operating Officer of News Corporation since 1996 and as Chairman and Chief Executive Officer of FOX Television since 1995. Mr. Carey joined FOX, Inc. as Executive Vice President in 1988, and served as Chief Executive Officer before being named Chief Operating Officer of FOX, Inc. in 1992. Mr. Carey is a director of News Corporation, the Fox Entertainment Group, Gateway, TV Guide, Inc. and Colgate University.

   Frank M. Drendel has served as a director of GlobalCenter Inc. since February 2000. Mr. Drendel has served as Chairman and Chief Executive Officer of CommScope, Inc. of North Carolina since its spin-off from General Instrument Corporation in 1997. Prior to CommScope's spin-off from General Instrument Corporation, Mr. Drendel served as its President and Chairman from 1986 to 1997. Mr. Drendel is a director of Nextel Communications, Inc., C-SPAN and the National Cable Television Association.

   Marc B. Nathanson has served as a director of GlobalCenter Inc. since February 2000. Mr. Nathanson has served as Chairman and Chief Executive Officer of Enstar Communications Corporation since 1998. Mr. Nathanson was Chairman and Chief Executive Officer of Falcon Holding Group, Inc. and its predecessors from 1975 to 1999. Prior to 1975, he held executive positions with Teleprompter Corporation, Warner Cable and Cypress Communications Corporation. Mr. Nathanson is a director of Charter Communications, Inc., Digital Entertainment Network, Inc. and the National Cable Television Association.

Election of Directors

   Pursuant to his employment agreement, Mr. Hindery has, including his own seat on GlobalCenter Inc.'s board of directors, the right to nominate one less than a majority of the total number of directors of GlobalCenter Inc.'s board, and the election of such nominees shall not be unreasonably denied. Under this arrangement, Mr. Baumann, Mr. Carey, Mr. Drendel, Mr. Hindery and Mr. Nathanson serve as directors of GlobalCenter Inc. Mr. Hindery can therefore nominate five of the 11 directors of GlobalCenter Inc. Global Crossing Ltd., as the indirect sole stockholder of GlobalCenter Inc., has the right to nominate six of the 11 directors of GlobalCenter Inc. and elect all 11 directors, subject to the limitations described above. This right will continue regardless of the level of the Global Crossing group's inter-group interest in the GlobalCenter group.

Compensation of Directors

   Directors of GlobalCenter Inc. who are not employees of GlobalCenter Inc. or Global Crossing Ltd. do not receive any compensation other than reimbursement for their expenses in attending meetings of the board of directors of GlobalCenter Inc. Non-employee directors are eligible for awards under the GlobalCenter Management Stock Plan.

Executive Compensation

   For compensation information regarding compensation of Global Crossing Ltd.'s five most highly compensated officers for the year ended December 31, 1999, see Global Crossing Ltd.'s Annual Report on Form 10-K for the year ended December 31, 1999, which is incorporated in this prospectus by reference.

   The following table presents information concerning the compensation GlobalCenter Inc. paid for the year ended December 31, 1999 to its chief executive officer.

                          Summary Compensation Table

                                Annual Compensation  Long Term Compensation
                               --------------------- --------------------------
                                                     Securities
                                                     Underlying     All Other
Name                           Year(1) Salary  Bonus  Options      Compensation
----                           ------- ------- ----- ----------    ------------
Leo J. Hindery, Jr.
 Chairman and Chief Executive
  Officer.....................  1999   $41,667  --      500,000(2)     --
                                                     15,108,824(3)

--------
(1) Mr. Hindery commenced his employment with GlobalCenter in December 1999.
(2) Represents options to purchase shares of Global Crossing group stock.
(3) Represents options to purchase shares of GlobalCenter group stock.

                       Option Grants in Last Fiscal Year

                                      Individual Grants
                         ------------------------------------------------
                                        % of Total                          Potential Realizable Value at
                         Number of       Options      Per                     Assorted Annual Rates of
                         Securities      Granted     Share                  Stock Price Appreciation For
                         Underlying    to Employees Exercise                         Option Term
                          Options       in Fiscal   or Base    Expiration   ------------------------------
Name                      Granted          Year      Price        Date            5%            10%
----                     ----------    ------------ --------   ----------   -------------- ---------------
Leo J. Hindery, Jr.
 Chairman and Chief
  Executive Officer.....    500,000(1)     1.37%(1)  $45.00(1)  12/5/09(1)  $   14,150,129    $35,859,205
                         15,108,824(2)      100%(2)  $ 7.28(2)  12/5/09(2)

--------
(1) Relates to options to purchase shares of Global Crossing group stock.
(2) Relates to options to purchase shares of GlobalCenter group stock.

Leo J. Hindery, Jr. Employment Agreement

   In December 1999, GlobalCenter Inc. entered into an employment agreement with Mr. Hindery providing for Mr. Hindery's employment as Chairman and Chief Executive Officer of GlobalCenter Inc. The employment agreement provides for an annual base salary of $500,000 and a guaranteed annual bonus of $500,000, plus certain perquisites and benefits including medical insurance. The agreement provides for an initial three-year term with automatic extensions for consecutive one year terms until either party terminates it upon 30 days written notice before the applicable anniversary date. Mr. Hindery received stock options to purchase up to 500,000 shares of Global Crossing group stock at an exercise price of $45 per share. Mr. Hindery also is entitled to receive an option to purchase an amount of GlobalCenter group stock equal to 5.5% of the GlobalCenter group stock for an aggregate strike price of $110 million. Both sets of options vest as follows: 34% vested on December 5, 1999 and an additional 22% will vest on each of the first three anniversary dates thereafter. In March 2000, Mr. Hindery's compensation arrangements were changed to reflect his new responsibilities as Chief Executive Officer of Global Crossing Ltd. At that time, Mr. Hindery's annual base salary was increased to $995,000 and he received an additional 2,000,000 options to purchase Global Crossing group stock at an exercise price of $54.375 per share. These options vest ratably over three years.

   If Mr. Hindery is terminated by GlobalCenter Inc. for any reason other than for "cause," as defined in Mr. Hindery's employment agreement, or death or disability, his options will become immediately vested and GlobalCenter will pay his base salary and any guaranteed bonuses remaining to be paid through the end of his then current term of employment. The agreement also allows Mr. Hindery to resign in the event of a "cause event" as defined in Mr. Hindery's employment agreement, and thereby his options will become immediately vested and GlobalCenter will pay the remainder of his base salary and guaranteed bonuses. If Mr. Hindery is terminated due to his death or disability, his options will become immediately vested.

   In the event that any payments received by Mr. Hindery are subject to excise tax under Section 4999 of the Internal Revenue Code, Mr. Hindery will be entitled to an additional payment to protect him from paying the excise tax.


Management Stock Plan

   The GlobalCenter Management Stock Plan, which we refer to as the "Management Stock Plan," was approved by the Global Crossing Ltd. Compensation Committee on March 2, 2000 and by the Global Crossing Ltd. Board of Directors on April 12, 2000. It will be submitted to the shareholders of Global Crossing Ltd. for approval at the special meeting of Global Crossing Ltd. shareholders called to authorize the creation of GlobalCenter group stock. The board of directors adopted the Management Stock Plan to enable GlobalCenter to attract and retain directors, employees and service providers and enable such persons to align their interests with the interests of the holders of GlobalCenter group stock.

   The following is a brief description of the material features of the Management Stock Plan. You should read the full text of the Management Stock Plan, which has been filed as an exhibit to the registration statement of which this prospectus is a part.

   Awards. The terms of the Management Stock Plan provide for grants of stock options to purchase shares of GlobalCenter group stock and grants of restricted shares of GlobalCenter group stock. Options granted under the Management Stock Plan may be "incentive stock options" under the Internal Revenue Code or nonstatutory stock options.

  Shares Subject to the Management Stock Plan and Annual Per-Person Limits.

   Under the Management Stock Plan, the total number of shares of GlobalCenter group stock that may be subject to outstanding options or restricted stock grants shall not exceed 27,470,588, subject to adjustment, as described below.

   In addition, the Management Stock Plan imposes individual limits on the amount of awards. Under these limits, during any fiscal year the number of shares of GlobalCenter group stock subject to options and restricted stock granted to any one participant under the Management Stock Plan shall not
exceed        shares, subject to adjustment in certain circumstances, as described below.

   The Global Crossing Ltd. compensation committee will make appropriate and equitable adjustments as it deems necessary to the number of shares and type of securities subject to the aggregate share limitations and annual limitations under the Management Stock Plan and subject to outstanding awards, including adjustments to exercise prices and number of shares subject to options, in the event that a dividend or other distribution, recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination or share exchange, or other similar corporate transaction or event affects GlobalCenter group stock.

   Eligibility. Key employees and directors of GlobalCenter Inc. and service providers to GlobalCenter Inc., its parent and affiliates are eligible to be granted awards under the Management Stock Plan.

   Administration. The Management Stock Plan is administered by the Global Crossing Ltd. compensation committee. Subject to the terms and conditions of the Management Stock Plan, the compensation committee is authorized to interpret the Management Stock Plan, construe terms, adopt rules and regulations and make all determinations under the Management Stock Plan.

   Terms of Stock Options. The exercise price per share subject to an option is determined by the compensation committee. All terms regarding each option are fixed by the compensation committee in an award agreement, except that no option may have a term exceeding ten years. Options may be exercised by payment of the exercise price in cash or through a "same-day" sale arranged with a broker.

   Terms of Restricted Stock Awards. The compensation committee generally determines the terms applicable to each restricted stock award in an award agreement.

   Outstanding Awards. As of the closing of this offering nonstatutory stock options to purchase 26,234,412 shares of GlobalCenter group stock will have been granted. No incentive stock options or shares of restricted stock have been awarded under the Management Stock Plan.

2000 Stock Plan

   The board of directors of Global Crossing Ltd. adopted the GlobalCenter 2000 Stock Plan, which we refer to as the "2000 Stock Plan," on April 12, 2000. The 2000 Stock Plan will be submitted to the shareholders of Global Crossing Ltd. for approval at the special meeting of Global Crossing Ltd. shareholders called to authorize the creation of GlobalCenter group stock. The board of directors adopted the 2000 Stock Plan to enable GlobalCenter to attract and retain employees and service providers and enable such persons to align their interests with the interests of the holders of GlobalCenter group stock. The 2000 Stock Plan will become effective upon the consummation of this offering.

   The following is a brief description of the material features of the 2000 Stock Plan. You should read the full text of the 2000 Stock Plan, which has been filed as an exhibit to the registration statement of which this prospectus is a part.

   Awards. The terms of the 2000 Stock Plan provide for grants of stock options to purchase shares of GlobalCenter group stock, stock appreciation rights and other stock-based awards. Options granted under the 2000 Stock Plan may be "incentive stock options" under the Internal Revenue Code or nonstatutory stock options.

  Shares Subject to the 2000 Stock Plan and Annual Per-Person Limits.

   Under the 2000 Stock Plan, the total number of shares of GlobalCenter group stock that may be subject to awards shall not exceed 13,735,294 shares of GlobalCenter group stock, subject to adjustment, as described below.

   In addition, the 2000 Stock Plan imposes individual limits on the amount of awards. Under these limits, during any calendar year the number of shares of GlobalCenter group stock subject to awards that may be granted to any one
participant under the 2000 Stock Plan shall not exceed     shares of
GlobalCenter group stock, subject to adjustment in certain circumstances, as described below.

   The Global Crossing Ltd. board of directors will adjust the number of shares and type of securities subject to the aggregate share limitations and annual limitations under the 2000 Stock Plan and subject to outstanding awards, including adjustments to exercise prices and number of shares subject to options and stock appreciation rights in the event that a dividend or other distribution, recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination or share exchange, or other similar corporate transaction or event affects GlobalCenter group stock.

   Eligibility. Individuals selected by the Global Crossing Ltd. board of directors are eligible to be granted awards under the 2000 Stock Plan.

   Administration. The 2000 Stock Plan is administered by the Global Crossing Ltd. board of directors. Subject to the terms and conditions of the 2000 Stock Plan, the board of directors is authorized to interpret the 2000 Stock Plan, construe terms, adopt rules and regulations and make all determinations under the 2000 Stock Plan.

   Terms of Stock Options. The exercise price per share subject to an option is determined by the board of directors of Global Crossing Ltd. All terms regarding each option are fixed by the Global Crossing Ltd. board of directors in an award agreement, except that no option may have a term exceeding ten years. Options may be exercised by payment of the exercise price in cash, by delivering shares of previously acquired GlobalCenter group stock or by having such shares withheld, or, after a "qualified public offering," through a "same-day" sale arranged with a broker.

   Terms of Other Awards. The board of directors generally determines the terms applicable to stock appreciation rights, and other stock-based awards in each award agreement.

Certain Relationships

   Mr. Hindery, Chairman and Chief Executive Officer of GlobalCenter Inc., is a director of Tanning Technology. GlobalCenter Inc. and Tanning Technology are parties to a preferred marketing arrangement and a services agreement. Pursuant to the services agreement GlobalCenter Inc. agreed to purchase $10 million of Tanning Technology's services over a 12-month period, beginning February 2000. In addition, GlobalCenter Inc. purchased $10 million of Tanning Technology common stock in February 2000. We believe the terms of these agreements are on terms as fair to the GlobalCenter group as those that could have been obtained from arms-length negotiations with third parties.

          SELECTED HISTORICAL FINANCIAL DATA OF GLOBAL CROSSING LTD.

Selected Historical Financial Data

   The table below shows selected historical financial data for Global Crossing Ltd. This data has been prepared using the consolidated financial statements of Global Crossing Ltd. as of the dates indicated and for each of the years ended December 31, 1999 and 1998, for the period from March 19, 1997 (Date of Inception) to December 31, 1997 and for the three months ended March 31, 1999 and 2000.

   In reading the following selected historical financial data, please note the following:

  . The financial data as of March 31, 2000 and for the three months ended
    March 31, 1999 and 2000 are derived from Global Crossing Ltd.'s unaudited consolidated financial statements included elsewhere in this prospectus. We have made adjustments, consisting of normal recurring adjustments necessary to present the financial position as of March 31, 2000 and the results of operations for the three months ended March 31, 1999 and 2000, which in the opinion of Global Crossing Ltd.'s management are necessary for a fair presentation. Results of operations for the three months ended March 31, 1999 and 2000 are not necessarily indicative of the results that may be expected for the full year or for any future period.

  . The statement of operations data for the year ended December 31, 1999 includes the results of Global Marine Systems for the period from July 2, 1999, date of acquisition, through December 31, 1999; the results of Frontier Corporation for the period from September 30, 1999, date of acquisition, through December 31,1999; and the results of Racal Telecom for the period from November 24, 1999, date of acquisition, through December 31, 1999. The Consolidated Balance Sheet as of December 31, 1999 includes amounts related to Global Marine Systems, Frontier Corporation and Racal Telecom. This information should be read in conjunction with pro forma financial information of Global Crossing Ltd. and notes incorporated by reference into this prospectus.

  . During the year ended December 31, 1999, Global Crossing Ltd. recorded a
    $15 million expense, net of tax benefit, due to the adoption of Statement of Position 98-5, "Reporting on the Cost of Start-Up Activities". See the "Cumulative effect of change in accounting principles" item in the Statement of Operations Data.

  . On March 24, 2000, Global Crossing Ltd. increased its interest in the PC-
    1 cable system from 57.75% to 64.5% for approximately $21 million by acquiring the remaining ownership of another partner in PC-1 and the PC-1 shareholder agreement was amended, which enabled Global Crossing Ltd. to exercise effective control over PC-1. As a result of these changes, Global Crossing Ltd. has, effective January 1, 2000, consolidated PC-1's operating results.

  . On January 12, 2000, Global Crossing Ltd. established a joint venture, called Hutchison Global Crossing, with Hutchison Whampoa Limited, to pursue fixed-line telecommunications and Internet opportunities in Hong Kong. For its 50% share, Hutchison Whampoa Limited contributed to the joint venture its building-to-building fixed-line telecommunications network in Hong Kong and a number of Internet-related assets. In addition, Hutchison Whampoa Limited has agreed that any fixed-line telecommunications activities it pursues in China will be carried out by the joint venture. For its 50% share, Global Crossing Ltd. provided to Hutchison Whampoa Limited $400 million in Global Crossing Ltd. convertible preferred stock, convertible into shares of Global Crossing group stock at a rate of $45 per share, and committed to contribute to the joint venture international telecommunications capacity rights on Global Crossing's network and global media distribution center capabilities which together are valued at $350 million, as well as $50 million in cash. Global Crossing Ltd. intends to integrate its interest in Hutchison Global Crossing into its Asia Global Crossing joint venture.

  . On December 15, 1999, Global Crossing Ltd. issued 2,600,000 shares of 7% cumulative convertible preferred stock at a liquidation preference of $250.00 for net proceeds of $630 million. Each share of preferred stock is convertible into 4.6948 shares of Global Crossing group stock based on a conversion price of $53.25. Dividends on the preferred stock are cumulative from the date of issue and will be payable on February 1, May 1, August 1 and November 1 of each year, beginning on February 1, 2000, at the annual rate of 7%.

  . On November 24, 1999, Global Crossing Ltd. completed its acquisition of
    Racal Telecom, a group of wholly owned subsidiaries of Racal Electronics plc, for approximately $1.6 billion in cash. Racal Telecom owns one of the most extensive fiber telecommunications networks in the United Kingdom, consisting of approximately 4,650 route miles of fiber and reaching more than 2,000 cities and towns.

  . On November 12, 1999, Global Crossing Holdings Ltd., a wholly-owned subsidiary of Global Crossing Ltd., issued two series of senior unsecured notes. The 9 1/8% senior notes are due November 15, 2006 with a face value of $900 million and the 9 1/2% senior notes are due November 15, 2009 with a face value of $1,100 million. These senior notes are guaranteed by Global Crossing Ltd. Interest will be paid on the notes on May 15 and November 15 of each year, beginning on May 15, 2000.

  . On November 5, 1999, Global Crossing Ltd. issued 10,000,000 shares of 6
    3/8% cumulative convertible preferred stock at a liquidation preference of $100.00 for net proceeds of approximately $969 million. Each share of preferred stock is convertible into 2.2222 shares of Global Crossing group stock, based on a conversion price of $45.00. Dividends on the preferred stock are cumulative from the date of issue and will be payable on February 1, May 1, August 1 and November 1 of each year, beginning on February 1, 2000, at the annual rate of 6 3/8%.

  . On September 28, 1999, Global Crossing Ltd. completed the acquisition of
    Frontier Corporation in a merger transaction valued at over $10 billion, with Frontier Corporation shareholders receiving 2.05 shares of Global Crossing Ltd. common stock for each share of Frontier Corporation common stock held. Frontier Corporation is one of the largest long distance telecommunications companies in the United States and one of the leading providers of facilities-based integrated communications and Internet services.

  . On July 2, 1999, Global Crossing Ltd. completed our acquisition of the
    Global Marine Systems division of Cable & Wireless Plc for approximately $908 million in cash and assumed liabilities. Global Marine Systems owns the largest fleet of cable laying and maintenance vessels in the world and currently services more than a third of the world's undersea cable miles.

  . On May 16, 1999, Global Crossing Ltd. entered into a definitive agreement to merge with U S WEST, Inc. On July 18, 1999, Global Crossing Ltd. and U S WEST agreed to terminate their merger agreement, and U S WEST agreed to merge with Qwest Communications International Inc. As a result, U S WEST paid Global Crossing Ltd. a termination fee of $140 million in cash and returned 2,231,076 shares of Global Crossing Ltd. common stock purchased in a related tender offer, and Qwest committed to purchase capacity on the Global Crossing Ltd. network at established market unit prices for delivery over the next four years and committed to make purchase price payments to Global Crossing Ltd. for this capacity of $140 million over the next two years. During the year ended December 31, 1999, Global Crossing Ltd. recognized $210 million, net of merger related expenses, of other income in connection with the termination of the U S WEST merger agreement.

  . The "Termination of advisory services agreement" item in the Statements of Operations Data includes a charge for the termination of the advisory services agreement as of June 30, 1998. Global Crossing Ltd. acquired the rights from those entitled to fees payable under the advisory services agreement in consideration from the issuance of common stock having an aggregate value of $135 million and the cancellation of approximately $3 million owed to Global Crossing Ltd. under a related advance agreement. As a result of this transaction, Global Crossing Ltd. recorded a non-recurring charge in the approximate amount of $138 million during the year ended December 31, 1998. In addition, Global Crossing Ltd. recognized as an expense approximately $2 million of advisory fees incurred prior to termination of the contract.

  . Global Crossing Ltd. granted warrants to Pacific Capital Group, Inc., a shareholder, and some of its affiliates for the Pacific Crossing, Mid-Atlantic Crossing and Pan American Crossing systems and related rights. The $275 million value of the common stock was originally allocated to "Construction in progress" in the amount of $112 million and as "Investment in and advances to/from affiliates" in the amount of $163 million. See the "property and equipment" item in the Balance Sheet Data. The "Investment in and advance to/from affiliates" item in the balance sheet data includes $163 million as of December 31, 1999 and 1998, respectively, representing the value of the warrants described in the bullet point immediately above applicable to the Pacific Crossing system.

  . Adjusted EBITDA is defined as operating income (loss), plus goodwill amortization, depreciation and amortization, non-cash cost of capacity sold, stock related expenses, incremental cash deferred revenue and amounts relating to the termination of an advisory services agreement. This definition is consistent with financial covenants contained in Global Crossing Ltd.'s major financial agreements. Global Crossing Ltd.

   presents Adjusted EBITDA because it is a financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance and because it believes that Adjusted EBITDA is an additional, meaningful measure of performance and liquidity. Global Crossing Ltd.'s management uses Adjusted EBITDA to monitor its compliance with its financial covenants and to understand the financial indicators investors and analysts are using to measure its performance. This information should not be considered as an alternative to any measure of performance as promulgated under GAAP. Global Crossing Ltd.'s calculation of adjusted EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

   The selected consolidated financial data as of December 31, 1997, 1998 and 1999, for the period from March 19, 1997 (Date of Inception) to December 31, 1997, and for the years ended December 31, 1998 and 1999, respectively, are derived from Global Crossing Ltd.'s audited consolidated financial statements and should be read in conjunction with the audited consolidated financial statements and notes incorporated by reference into this prospectus.

                               Period from
                              March 19, 1997                                   Three Months Ended
                          (Date of Inception) to  Year Ended    Year Ended          March 31,
                               December 31,      December 31,  December 31,  ------------------------
                                   1997              1998          1999         1999         2000
                          ---------------------- ------------  ------------  -----------  -----------
                                   (in thousands, except share and per share information)
                                                                                   (Unaudited)
Statement of Operations
 Data:
Revenue.................       $        --       $   419,866   $ 1,664,824   $   176,319  $ 1,119,516
                               -----------       -----------   -----------   -----------  -----------
Expenses:
Cost of sales...........                --           178,492       850,483        69,387      579,907
Operations,
 administration and
 maintenance............                --            18,140       134,266        12,026      144,578
Sales and marketing.....             1,366            31,748       152,115        10,437      104,318
Network development.....                78            14,204        33,304         7,376       19,209
General and
 administrative.........             1,618            56,797       250,202        35,815      166,751
Depreciation and
 amortization...........                39               541       124,294           211      140,943
Goodwill and intangibles
 amortization...........                --                --       127,621            --      131,634
Termination of advisory
 services agreement.....                --           139,669            --            --           --
                               -----------       -----------   -----------   -----------  -----------
                                     3,101           439,591     1,672,285       135,252    1,287,340
                               -----------       -----------   -----------   -----------  -----------
Operating (loss)
 income.................            (3,101)          (19,725)       (7,461)       41,067     (167,824)
Equity in income (loss)
 of affiliates..........                --            (2,508)       15,708        (2,736)      (5,140)
Minority interest.......                --                --        (1,338)           --      (15,731)
Other income (expense):
 Interest income........             2,941            29,986        67,407        14,392       22,798
 Interest expense.......                --           (42,880)     (139,077)      (23,779)     (85,676)
 Other expense, net.....                --                --       180,765            --       (5,628)
Provision for income
 taxes..................                --           (33,067)     (126,539)      (16,142)      (5,000)
                               -----------       -----------   -----------   -----------  -----------
(Loss) income before
 extraordinary item and
 cumulative effect of
 change in accounting
 principle..............              (160)          (68,194)      (10,535)       12,802     (262,201)
Extraordinary loss on
 retirement of debt.....                --           (19,709)      (45,681)           --           --
                               -----------       -----------   -----------   -----------  -----------
(Loss) income before
 cumulative effect of
 change in accounting
 principle..............              (160)          (87,903)      (56,216)       12,802     (262,201)
Cumulative effect of
 change in accounting
 principle, net of
 income tax benefit of
 $1,400.................                --                --       (14,710)      (14,710)          --
                               -----------       -----------   -----------   -----------  -----------
Net loss................              (160)          (87,903)      (70,926)       (1,908)    (262,201)
Preferred stock
 dividends..............           (12,690)          (12,681)      (66,642)      (13,044)     (45,258)
Repurchase of preferred
 stock..................                --           (34,140)           --            --           --
                               -----------       -----------   -----------   -----------  -----------
Net loss applicable to
 common shareholders....       $   (12,850)      $  (134,724)  $  (137,568)  $   (14,952) $  (307,459)
                               ===========       ===========   ===========   ===========  ===========
Net Loss per Common
 Share:
Loss applicable to
 common shareholders
 before extraordinary
 item and cumulative
 effect of change in
 accounting principle
 Basic and diluted......       $     (0.04)      $     (0.32)  $     (0.15)  $     (0.00) $     (0.39)
                               ===========       ===========   ===========   ===========  ===========
Extraordinary item
 Basic and diluted......       $        --       $     (0.06)  $     (0.09)  $        --  $        --
                               ===========       ===========   ===========   ===========  ===========
Cumulative effect of
 change in accounting
 principle
 Basic and diluted......       $        --       $        --   $     (0.03)  $     (0.04) $        --
                               ===========       ===========   ===========   ===========  ===========
Net loss applicable to
 common shareholders
 Basic and diluted......       $     (0.04)      $     (0.38)  $     (0.27)  $     (0.04) $     (0.39)
                               ===========       ===========   ===========   ===========  ===========
Shares used in computing
 basic and diluted loss
 per share..............       325,773,934       358,735,340   502,400,851   410,797,073  778,780,323
                               ===========       ===========   ===========   ===========  ===========

                                                                December 31,
                                                       ---------------------------------   March 31,
                                                         1997       1998        1999         2000
                                                       --------  ----------  -----------  -----------
                                                               (in thousands)             (Unaudited)
Balance Sheet Data:
Current assets including cash and cash equivalents
 and restricted cash and cash equivalents............  $ 27,744  $  976,615  $ 2,946,533  $ 2,615,603
Long term restricted cash and cash equivalents.......        --     367,600      138,118       69,545
Long term accounts receivable........................        --      43,315       52,052       42,419
Capacity available for sale..........................        --     574,849           --           --
Property and equipment, net..........................   518,519     433,707    6,026,053    7,985,651
Other assets.........................................    25,934      65,757      661,442      735,746
Investments in and advances to/from affiliates, net..        --     177,334      323,960      604,291
Goodwill and intangibles, net........................        --          --    9,557,422    9,436,715
                                                       --------  ----------  -----------  -----------
 Total assets........................................  $572,197  $2,639,177  $19,705,580  $21,489,970
                                                       ========  ==========  ===========  ===========
Current liabilities..................................  $ 90,817  $  256,265  $ 1,852,593  $ 2,233,153
Long term debt.......................................   312,325   1,066,093    5,018,544    6,031,662
Deferred revenue.....................................        --      25,325      383,287      489,331
Deferred credits and other...........................     3,009      34,174      796,606      819,485
                                                       --------  ----------  -----------  -----------
Total liabilities....................................   406,151   1,381,857    8,051,030    9,573,631
Minority interest....................................        --          --      351,338      478,030
Mandatorily redeemable and cumulative convertible
 preferred stock.....................................    91,925     483,000    2,084,697    2,485,267
Shareholders' equity:
 Common stock........................................     3,258       4,328        7,992        8,030
 Treasury stock......................................        --    (209,415)    (209,415)    (209,415)
 Other shareholders' equity..........................    71,023   1,067,470    9,578,927    9,575,617
 Accumulated deficit.................................      (160)    (88,063)    (158,989)    (421,190)
                                                       --------  ----------  -----------  -----------
Total shareholders' equity...........................    74,121     774,320    9,218,515    8,953,042
                                                       --------  ----------  -----------  -----------
Total liabilities and shareholders' equity...........  $572,197  $2,639,177  $19,705,580  $21,489,970
                                                       ========  ==========  ===========  ===========

                              Period from                                           Three Months Ended
                             March 19, 1997                                              March 31,
                         (Date of Inception) to    Year Ended        Year Ended     --------------------
                           December 31, 1997    December 31, 1998 December 31, 1999   1999       2000
                         ---------------------- ----------------- ----------------- --------  ----------
                                                                                        (Unaudited)
Operating Data:
Cash from operating
 activities.............        $  5,121            $ 208,727        $  506,084     $(19,441) $  240,158
Cash from investing
 activities.............        (428,743)            (430,697)       (4,009,977)    (158,008) (1,030,576)
Cash from financing
 activities.............         425,075            1,027,110         4,330,799      (64,796)    407,872
Adjusted EBITDA.........        $  2,263            $ 364,948        $  708,181     $128,208  $  388,591
Calculation of Adjusted
 EBITDA:
Operating income
 (loss).................        $ (3,101)           $ (19,725)       $   (7,461)    $ 41,067  $ (167,824)
Goodwill amortization...             --                   --            127,621          --      131,634
Depreciation and
 amortization...........              39                  541           124,294          211     140,943
Stock related expense...             --                39,374            51,308       16,716      18,850
Non-cash cost of
 capacity sold..........             --               140,892           291,764       53,514      99,056
Incremental cash
 deferred revenue.......           5,325               64,197           120,657       16,700     165,932
Termination of Advisory
 Services Agreement.....             --               139,669               --           --          --
                                --------            ---------        ----------     --------  ----------
Adjusted EBITDA.........        $  2,263            $ 364,948        $  708,181     $128,208  $  388,591
                                ========            =========        ==========     ========  ==========

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

              RESULTS OF OPERATIONS OF GLOBAL CROSSING LTD.

Recent Financial Accounting Developments

   During the third and fourth quarters of 1999, changes in Global Crossing Ltd.'s business activities, together with a newly effective accounting standard, caused Global Crossing Ltd. to modify some of its practices regarding recognition of revenue and costs related to sales of capacity. None of the accounting practices described below affect its cash flows.

   As a result of Financial Accounting Standards Board (FASB) Interpretation No. 43, "Real Estate Sales, an interpretation of FASB Statement No. 66" (FIN
43), which became effective July 1, 1999, Global Crossing Ltd. has accounted for revenue from terrestrial circuits sold after that date as operating leases and has amortized that revenue over the terms of the related contracts. Previously, it had recognized these sales as current revenue upon activation of the circuits. This deferral in revenue recognition has no impact on cash flow.

   With the consummation of the Frontier Corporation acquisition on September 28, 1999, service offerings became a significant source of Global Crossing Ltd.'s revenue. Consequently, Global Crossing Ltd. initiated service contract accounting for its subsea systems during the fourth quarter, because it, since that date, no longer holds subsea capacity exclusively for sale. As a result, since the beginning of the fourth quarter of 1999, Global Crossing Ltd. has depreciated investments in both subsea and terrestrial systems over their remaining economic lives and has recognized revenue related to service contracts over the terms of the contracts. Global Crossing Ltd. has recognized revenue and costs related to the sale of subsea circuits upon activation, if the criteria of sales-type lease accounting have been satisfied with respect to those circuits.

   During the fourth quarter, Global Crossing Ltd.'s global network service capabilities were significantly expanded by the activation of several previously announced systems and by the integration of other networks obtained through acquisition and joint venture agreements. With this network expansion, Global Crossing Ltd. began offering its customers flexible bandwidth products to multiple destinations, which makes the historical practice of fixed, point-to-point routing of traffic and restoration capacity both impractical and inefficient. To ensure the required network flexibility, Global Crossing Ltd. will modify its future capacity purchase agreements and its network management in a manner that precludes the use of sales-type lease accounting.

   Because of these contract changes and the network management required to meet customer demands for flexible bandwidth, multiple destinations and system performance, Global Crossing Ltd. anticipates that most of the contracts for subsea circuits entered into after January 1, 2000 will be part of a service offering and, therefore, will not meet the criteria of sales-type lease accounting and will be accounted for as operating leases. Consequently, Global Crossing Ltd. will defer revenue related to those circuits and amortize it over the appropriate term of the contract. In certain circumstances, if a contract meets all of the requirements of sales-type lease accounting, Global Crossing Ltd. will recognize revenue without deferral upon payment and activation.

   Global Crossing Ltd. notes that accounting practice and authoritative guidance regarding the applicability of sales-type lease accounting to the sale of capacity is still evolving. Based on the accounting practices described above, Global Crossing Ltd. believes that additional changes, if any, in accounting practice or authoritative guidance affecting sales of capacity would have little or no impact on its financial position, results of operations, cash flows and the financial statements taken as a whole.

Results of Operations for the Three Months Ended March 31, 2000 and March 31,
1999

   During the second half of 1999, Global Crossing Ltd. completed its merger with Frontier Corporation and its acquisitions of Global Marine Systems and Racal Telecom. We refer to these acquisitions together as the "Acquisitions." The increase in revenue and expenses for the three months ended March 31, 2000 compared to the three months ended March 31, 1999 is primarily due to these transactions. As the Acquisitions occurred subsequent to March 31, 1999, the comparability of the results of operations for the three months ended
March 31, 2000 and 1999 is limited.

   Revenue. Revenue for the three months ended March 31, 2000 increased 535% to $1,120 million as compared to $176 million for the three months ended March 31, 1999. Cash revenue (revenue plus the cash portion of the change in deferred revenue) for the three months ended March 31, 2000 increased 511% to $1,285 million compared to $200 million for the three months ended March 31, 1999. The increase is due to the Acquisitions, which are included in the results of the first quarter of 2000, partially off-set by Global Crossing Ltd.'s business practice of selling capacity under terms that require amortization of revenue over the contract life rather than terms that qualify for immediate revenue recognition.

   On a pro forma basis, giving effect to the Acquisitions as of December 31, 1998, revenues for the three months ended March 31, 2000 increased 9% to $1,120 as compared to $1,031 million for the three months ended March 31, 1999. The increase in pro forma revenue is primarily due to an increase in revenue from data products.

   Cost of sales. Cost of sales for the three months ended March 31, 2000 was $580 million, or 52% of revenue, compared to $69 million, or 39% of revenue, for the three months ended March 31, 1999. The increase is primarily attributable to the increase in revenue. Reduced margins for the three months ended March 31, 2000 compared to the three months ended March 31, 1999 were due to lower margins in the businesses acquired and lower prices of subsea capacity sold to customers.

   Non-cash cost of undersea capacity sold was $99 million and $54 million during the three months ended March 31, 2000 and 1999, respectively.

   Operations, administration and maintenance. Operations, administration and maintenance costs for the three months ended March 31, 2000 were $145 million, or 13% of revenue, compared to $12 million, or 7% of revenue, for the three months ended March 31, 1999. The increase is primarily a result of the costs incurred in connection with the development of the Global Crossings network operations center, the expansion of its network and the expenses of the 1999 acquired companies.

   Sales and marketing. Sales and marketing expenses for the three months ended March 31, 2000 were $104 million, or 9% of revenue, compared to $10 million, or 6% of revenue, for the three months ended March 31, 1999. The increase was due to the additional expenses attributable to the 1999 acquired companies, expenses related to additions in headcount, plus occupancy costs, marketing costs and other promotional expenses.

   Network development. Network development costs for the three months ended March 31, 2000 were $19 million, or 2% of revenue, compared to $7 million, or 4% of revenue, for the three months ended March 31, 1999. The increase is due to the additional expenses attributable to the 1999 acquired companies, additional salaries, employee benefits, including stock compensation and professional fees associated with the expansion of the Global Crossing network.

   General and administrative. General and administrative expenses for the three months ended March 31, 2000 were $167 million, or 15% of revenue, compared to $36 million, or 20% of revenue, for the three months ended March 31, 1999. The increase was comprised principally of salaries, employee benefits, including stock compensation and recruiting for Global Crossing Ltd.'s need for increased staffing for multiple fiber optic systems, travel, professional fees, insurance costs and occupancy costs. The increase in general and administrative expenses is primarily attributable to the additional expenses of the 1999 acquired companies.

   Depreciation and amortization. Depreciation and amortization for the three months ended March 31, 2000 was $141 million, or 13% of revenue, compared to $0.2 million for the three months ended March 31, 1999. The increase is due to the Acquisitions and depreciation of subsea systems placed in service.

   Goodwill and intangibles amortization. Goodwill and intangibles amortization for the three months ended March 31, 2000 was $132 million resulting from the Acquisitions, which occurred after March 31, 1999.

   Minority interest. Minority interest for the three months ended March 31, 2000 was $16 million and relates to minority interest in net income of Pacific Crossing Ltd. and Asia Global Crossing.

   Interest income and interest expense. Interest income for the three months ended March 31, 2000 was $23 million, compared to $14 million for the three months ended March 31, 1999. The increase is due to interest earned on cash raised from financings and on capacity purchase agreement deposits. Interest expense for the three months ended March 31, 2000 was $86 million, compared to $24 million for the three months ended March 31, 1999. The increase is due to higher levels of debt outstanding resulting from the Acquisitions and capital spending on the expansion of the Global Crossing network.

   Provision for income taxes. Provision for income taxes of $5 million and $16 million for the three months ended March 31, 2000 and 1999, respectively, provide for taxes on profits earned from telecommunications services, installation and maintenance and other income where subsidiaries of Global Crossing Ltd. have a presence in taxable jurisdictions.

   Cumulative effect of change in accounting principle. Global Crossing Ltd. adopted Statement of Position 98-5 (SOP 98-5), "Reporting on the Cost of Start-Up Activities," issued by the American Institute of Certified Public Accountants, on January 1, 1999. SOP 98-5 requires that certain start-up expenditures previously capitalized during system development must now be expensed. Global Crossing Ltd. incurred a one-time charge during the three months ended March 31, 1999 of $15 million (net of tax benefit of $1,400) that represents start-up costs incurred and capitalized during previous periods.

   Net loss. Net loss for the three months ended March 31, 2000 was $262 million compared to $2 million for the three months ended March 31, 1999.

   Preferred stock dividends. Preferred stock dividends for the three months ended March 31, 2000 were $45 million compared to $13 million for the three months ended March 31, 1999. The increase is due to the additional issuances of preferred stock, the proceeds of which are used to fund acquisitions and capital spending.

   Net loss applicable to common shareholders. During the three months ended March 31, 2000, Global Crossing Ltd. reported net loss applicable to common shareholders of $307 million compared to $15 million for the three months ended March 31, 1999.

   Adjusted EBITDA. Adjusted EBITDA was $389 million for the three months ended March 31, 2000 compared to $128 million for the three months ended March 31, 1999. The increase in Adjusted EBITDA is due to the Acquisitions and the increase in the cash portion of the change in deferred revenue for the three months ended March 31, 2000 compared to the three months ended March 31, 1999. Adjusted EBITDA is defined as operating income (loss), plus goodwill amortization, depreciation and amortization, non-cash cost of capacity sold, stock related expenses, incremental cash deferred revenue and amounts relating to the termination of an advisory services agreement. This definition is consistent with financial covenants contained in Global Crossing Ltd.'s major financial agreements. Global Crossing Ltd. presents Adjusted EBITDA because it is a financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance and because it believes that Adjusted EBITDA is an additional, meaningful measure of performance and liquidity. Global Crossing Ltd.'s management uses Adjusted EBITDA to monitor its compliance with its financial covenants and to understand the financial indicators investors and analysts are using to measure its performance. This information should not be considered as an alternative to any measure of performance as promulgated under GAAP. Global Crossing Ltd.'s calculation of adjusted EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

Results of Operations for the Years Ended December 31, 1999 and December 31,
1998

  HISTORICAL

   In 1999, Global Crossing Ltd. completed its merger with Frontier Corporation and its acquisitions of Global Marine Systems and Racal Telecom. Results for 1999 include operations of Global Marine Systems from July 2, 1999, Frontier Corporation from October 1, 1999 and Racal Telecom from November 24, 1999. Due to these transactions, the comparability of Global Crossing Ltd.'s results of operations for the years ended December 31, 1999 and 1998 is limited.

   Revenue. Revenue for 1999 increased 296% to $1,665 million as compared to $420 million for 1998. The increase in revenue is attributable to the Frontier Corporation merger and the acquisitions of Global Marine Systems and Racal Telecom, as well as growth from Global Crossing Ltd.'s existing business.

   Cost of sales. Cost of sales during 1999 was $850 million (51% of revenue) compared to $178 million (43% of revenue) in 1998. This increase is primarily attributable to the Frontier Corporation merger and the Global Marine Systems and Racal Telecom acquisitions. Lower margins are partially due to lower prices of capacity sold to customers and wholesale cost of capacity purchased from unconsolidated joint ventures (Global Access Limited and Pacific Crossing Ltd.), Global Crossing Ltd.'s profit on which is included in equity in income of affiliates.

   Non-cash cost of undersea capacity sold was $292 million and $141 million during the years ended December 31, 1999 and 1998, respectively. For 1998 and the first nine months of the year ended December 31, 1999, Global Crossing Ltd. calculated costs of undersea capacity sold for the Atlantic Crossing cable system based on the ratio of the period's actual revenue to total expected future revenues given a minimum projected sales capacity of 1024 circuits (512 circuits in 1998) times the construction cost of the system. Beginning in the fourth quarter of 1999, Global Crossing Ltd. began to depreciate its undersea capacity and calculate cost of sales based on the estimated net book value of the circuit at the time of sale.

   Operations, administration and maintenance. Operations, administration and maintenance for the year ended December 31, 1999 was $134 million (8% of revenue), compared to $18 million (4% of revenue) for the year ended December 31, 1998. The increase is primarily the result of costs incurred in connection with the development of the Global Crossing Ltd.'s network operations center, expansion of the Global Crossing network and the expenses of acquired companies.

   Sales and marketing. Sales and marketing costs for the year ended December 31, 1999 were $152 million (9% of revenue), compared to $32 million (8% of revenue) for the year ended December 31, 1998. The increase is primarily attributable to additions in headcount, occupancy costs, plus marketing costs, commissions paid and other promotional expenses to support Global Crossing Ltd.'s rapid growth and the expenses of acquired companies.

   Network development. Network development costs for the year ended December 31, 1999 were $33 million (2% of revenue), compared to $14 million (3% of revenue) for the year ended December 31, 1998. The increase is primarily attributable to the additional salaries, employee benefits, including stock compensation, travel and professional fees associated with the construction of the Global Crossing network.

   General and administrative. General and administrative expenses for the year ended December 31, 1999 were $250 million (14% of revenue), compared to $57 million (14% of revenue) for the year ended December 31, 1998. Such charges are comprised principally of salaries, employee benefits, including stock compensation and recruiting fees reflecting Global Crossing Ltd.'s staffing for multiple systems, travel, professional fees, insurance costs and occupancy costs. The increase in general and administrative expenses is primarily attributable to the Frontier Corporation merger and the acquisitions of Global Marine Systems and Racal Telecom.

   Depreciation and amortization. Depreciation and amortization for the year ended December 31, 1999 was $124 million (8% as a percentage of revenue), compared to $.54 million for the year ended December 31, 1998. This increase was driven by charges from the newly acquired companies and depreciation of subsea systems as of October 1, 1999.

   Goodwill amortization. Goodwill amortization for the year ended December 31, 1999 of $128 million (8% of revenue) resulted from Global Crossing Ltd.'s merger with Frontier Corporation and acquisitions of Global Marine Systems and Racal Telecom during the year ended December 31, 1999. There was no goodwill amortization for the year ended December 31, 1998.

   Operating loss. Global Crossing Ltd. incurred an operating loss for the year ended December 31, 1999 of $7 million, compared to a loss of $20 million (5% of revenue) for the year ended December 31, 1998.

   Interest income and Interest expense. Interest income for the year ended December 31, 1999 was $67 million, compared to $30 million for the year ended December 31, 1998. The increase is due to earnings on investments of funds from financings and operations for the year ended December 31 1999. Interest expense for the year ended December 31, 1999 was $139 million, compared to $43 million for the year ended December 31, 1998, due to the merger with Frontier Corporation and the acquisitions of Global Marine Systems and Racal Telecom and increases in debt outstanding to support capital spending.

   Other income, net. Other income, net for the year ended December 31, 1999 resulted primarily from a $210 million payment by US West, Inc. in connection with the termination of its merger agreement with Global Crossing Ltd., less related expenses.

   Provision for income taxes. The income tax provision of $127 million and $33 million for the years ended December 31, 1999 and 1998, respectively, provide for taxes on profits earned from telecommunications services, installation and maintenance services, ILEC services and other income where subsidiaries of Global Crossing Ltd. have a presence in taxable jurisdictions.

   Extraordinary loss from retirement of debt. Extraordinary loss from retirement of debt of $46 million for the year ended December 31, 1999 compared to $20 million for the year ended December 31, 1998. During 1999, Global Crossing Ltd. recognized an extraordinary loss of $15 million in connection with the prepayment of existing debt in connection with the issuance of its $3 billion Senior Secured Credit Facility and an additional $31 million for the early extinguishment of $2 billion, in principal value, under the Senior Secured Credit Facility. During 1998, Global Crossing Ltd. recognized an extraordinary loss of $20 million in connection with the repurchase of Global Telesystems Holdings' outstanding senior notes, comprising a premium of $10 million and a write-off of $10 million of unamortized deferred financing costs.

   Cumulative effect of change in accounting principle. Global Crossing Ltd. adopted Statement of Position 98-5 (SOP 98-5), "Reporting on the Cost of Start-Up Activities," issued by the American Institute of Certified Public Accountants, during the year ended December 31, 1999. SOP 98-5 requires that certain start-up expenditures previously capitalized during system development must now be expensed. Global Crossing Ltd. incurred a one-time charge during the first quarter of $15 million, net of tax benefit, that represents start-up costs incurred and capitalized during previous periods.

   Net loss. During the year ended December 31, 1999, Global Crossing Ltd. reported a net loss of $71 million compared to a net loss of $88 million for the prior year.

   Net loss applicable to common shareholders. During the years ended December 31, 1999 and 1998, Global Crossing Ltd. reported a net loss applicable to common shareholders of $138 million and $135 million, respectively.

   Adjusted EBITDA. Adjusted EBITDA of $708 million in 1999 increased 94% from $365 million for the year ended December 31, 1998. The increase is primarily due to the inclusion of Frontier Corporation, Global Marine Systems and Racal as well as growth from our existing businesses for the year ended December 31, 1999. Adjusted EBITDA is defined as operating income (loss), plus goodwill amortization, depreciation and amortization, non-cash cost of capacity sold, stock related expenses, incremental cash deferred revenue and amounts relating to the termination of an advisory services agreement. This definition is consistent with financial covenants contained in Global Crossing Ltd.'s major financial agreements. Global Crossing Ltd. presents Adjusted EBITDA because it is a financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance and because it believes that Adjusted EBITDA is an additional, meaningful measure of performance and liquidity. Global Crossing Ltd.'s management uses Adjusted EBITDA to monitor its compliance with its financial covenants and to understand the financial indicators investors and analysts are using to measure its performance. This information should not be considered as an alternative to any measure of performance as promulgated under GAAP. Global Crossing Ltd.'s calculation of adjusted EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

 PRO FORMA

   This section of Management's Discussion and Analysis of Financial Condition and Results of Operations focuses on pro forma information for the periods covered giving effect to the acquisitions from the beginning of each period. Global Crossing Ltd.'s management believes that the pro forma results provide the most meaningful comparability among periods presented, since historical results reflect full-company operations only after the close of the Frontier Corporation merger and the acquisitions of Racal Telecom and Global Marine Systems. However, the pro forma data are not necessarily indicative of the results that would have been achieved had such transactions actually occurred at the beginning of each period, nor are they necessarily indicative of Global Crossing Ltd.'s future results.

   The following reflects the pro forma results of operations for the years ended December 31, 1999 and 1998.

                                                          For the year ended
                                                             December 31,
                                                         ----------------------
                                                            1999        1998
                                                         ----------  ----------
                                                            (In thousands)
Revenue:
  Telecommunications services .........................  $3,071,553  $2,591,066
  Installation and maintenance services................     334,153     322,017
  Incumbent local exchange carrier services............     729,231     701,935
  Corporate and other..................................       4,960      28,503
                                                         ----------  ----------
                                                          4,139,897   3,643,521
                                                         ----------  ----------
Expenses:
  Operating, selling, general and administrative.......   3,484,330   2,847,045
  Depreciation and amortization........................     363,427     262,847
  Goodwill amortization................................     506,928     506,928
  Termination of Advisory Services Agreement...........         --      139,669
                                                         ----------  ----------
                                                          4,354,685   3,756,489
                                                         ----------  ----------
Operating loss.........................................    (214,788)   (112,968)
Equity in loss of affiliates...........................        (747)    (21,180)
Minority interest......................................      (1,338)        --
Other income (expense):
  Interest income......................................      76,528      42,877
  Interest expense.....................................    (345,956)   (283,984)
  Other income, net....................................     178,931      23,641
                                                         ----------  ----------
Loss before provision for income taxes, extraordinary
 item and cumulative effect of change in accounting
 principle.............................................    (307,370)   (351,614)
  Provision for income taxes...........................    (155,174)   (123,268)
                                                         ----------  ----------
Loss before extraordinary item and cumulative effect of
 change in accounting principle........................    (462,544)   (474,882)
  Preferred stock dividends ...........................     (92,171)    (38,181)
                                                         ----------  ----------
Loss applicable to common shareholders before
 extraordinary item and cumulative effect of change in
 accounting principle..................................  $ (554,715) $ (513,063)
                                                         ==========  ==========
Adjusted EBITDA........................................  $1,150,644  $1,071,969
                                                         ==========  ==========

   Pro forma revenue--Telecommunications services. Pro forma revenue for the telecommunications services segment for the years ended December 31, 1999 and 1998 resulted from sales of the following products:

                                                          For the year ended
                                                             December 31,
                                                        -----------------------
                                                           1999        1998
                                                        ----------- -----------
                                                         (In thousands, except
                                                               minutes)
Product revenue:
  Switched Voice....................................... $ 1,386,124 $ 1,416,088
  CLEC (local and long distance).......................     223,021     153,109
                                                        ----------- -----------
    Total Business Voice Products......................   1,609,145   1,569,197
  Data.................................................   1,274,689     782,087
  Consumer long distance...............................     187,719     239,782
                                                        ----------- -----------
Total product revenue.................................. $ 3,071,553 $ 2,591,066
                                                        =========== ===========
Minutes................................................  20,472,178  14,481,697
                                                        =========== ===========

   In North America, data products continued to grow at triple digit rates-- data product revenue (primarily private line) from telecommunication carrier customers grew 588% for the full year. Frame relay revenue, sales from dedicated internet and web hosting revenue increased 304%, 159% and 187%, respectively, over the prior year. Competitive Local Exchange Carrier (CLEC) revenue increased 46% year-on-year.

   Revenue from telecommunication commercial customers increased to $1.27 billion for the year ended December 31, 1999 from $1.26 billion for the year ended December 31, 1998. Revenue from telecommunication consumer customers fell to $188 million for the year ended December 31, 1999 from $240 million for the year ended December 31, 1998. Revenue from telecommunication carrier customers experienced a 48% increase in revenue year-on-year, from $1.09 billion to $1.61 billion, driven by strong growth in international city to city circuit activations and an 87% increase in wholesale minutes sold on a year-on-year basis.

   Pro forma revenue--Installation and maintenance services. Pro forma revenue increased by 4% year-on-year, despite delays in the installation of TAT-14 and U.S.-Japan cables, which had been scheduled for installation during the fourth quarter of 1999. Global Marine Systems added three ships to their fleet during the year to service Global Crossing Ltd.'s growth in subsea cable installations. Revenue from maintenance increased from $117 million to $139 million, while revenue from installation decreased from $205 million to $195 million.

   Pro forma revenue--ILEC services. The following table provides supplemental pro forma detail for the ILEC segment:

                                                                      December
                                                                         31,
                                                                     -----------
                                                                     1999  1998
                                                                     ----- -----
                                                                         (In
                                                                     thousands)
Access lines:
  Commercial........................................................   335   327
  Consumer..........................................................   737   718
                                                                     ----- -----
Total access lines.................................................. 1,072 1,045
                                                                     ===== =====

   The ILEC segment continued to exceed service metrics required by the New York State Public Service Commission. Revenue increased by 4% year-on-year. Market deployment of the consumer ADSL product, Lightning Link, was initiated in selected markets in the fourth quarter.

   Operating, selling, general and administrative. Operating, selling, general and administrative expenses of $3,433 million for the year ended December 31, 1999 increased by 22% from $2,808 million for the year ended

December 31, 1998. This change resulted from costs of new systems being activated, cost of sales relating to increased revenues, occupancy costs, marketing costs, commissions paid and overall Global Crossing Ltd. growth and staffing for multiple systems.

   Non-cash cost of undersea capacity sold, included in operating, selling, general and administrative expenses, was $292 million and $141 million during the years ended December 31, 1999 and 1998, respectively. For 1998 and the first nine months of 1999, Global Crossing Ltd. calculated costs of undersea capacity sold based on the ratio of the period's actual revenue to total expected future revenues given a minimum projected sales capacity multiplied by the construction cost of the system. Beginning in the fourth quarter of 1999, Global Crossing Ltd. began to depreciate the undersea capacity and calculate cost of sales based on the estimated net book value of the circuit at the time of sale.

   Stock related expense. Stock related expense of $51 million for the year ended December 31, 1999, increased 30% from $39 million for the year ended December 31, 1998 as a result of additional stock options issued below fair market value.

   Depreciation and amortization. Depreciation and amortization of $363 million for the year ended December 31, 1999 increased 38% from $263 million for the year ended December 31, 1998. This increase was primarily due to the depreciation of subsea and terrestrial systems during 1999.

   Operating loss. Global Crossing Ltd. incurred an operating loss for the year ended December 31, 1999 of $215 million compared to a loss of $113 million for the year ended December 31, 1998.

   Equity in loss of affiliates. Equity in loss of affiliates of $0.7 million for the year ended December 31, 1999 compared to a loss of $21 million for the year ended December 31, 1998. The decrease in the net loss is primarily due to sales of capacity on certain segments of Pacific Crossing which became available for sale in 1999.

   Interest income and Interest expense. Interest income of $77 million for the year ended December 31, 1999 compared to $43 million for the year ended December 31, 1998, due to earnings on investments of additional funds from financings and operations during the year ended December 31, 1999. Interest expense of $346 million for the year ended December 31, 1999 compared to interest expense of $284 million for the year ended December 31, 1998, due to the merger with Frontier Corporation and the acquisition of Global Marine Systems and Racal Telecom and increases in debt outstanding to support capital spending.

   Other income, net. Other income of $179 million for the year ended December 31, 1999 compared to $24 million for the year ended December 31, 1998. The increase is primarily a result of the receipt of a $210 million payment by US West, Inc. in connection with the termination of its merger agreement with Global Crossing Ltd., less related expenses.

   Provision for income taxes. The income tax provision of $155 million and $123 million for the years ended December 31, 1999 and 1998, respectively, provides for taxes on profits earned from telecommunications services, installation and maintenance, incumbent local exchange services and other income where subsidiaries of Global Crossing Ltd. have a presence in taxable jurisdictions.

   Preferred stock dividends. Preferred stock dividends were $92 million for the year ended December 31, 1999 compared to $38 million in 1998. The increase was attributable to payment of dividends on $1.5 billion of preferred shares issued during the year ended December 31, 1999.

   Adjusted EBITDA. Adjusted EBITDA of $1,151 million for the years ended December 31, 1999 increased 7% from $1,072 in 1998. The increase was primarily due to increased capacity sales and other data products, partially off-set by Global Crossing Ltd.'s increased spending to augment its sales force, add network and web hosting capacity, add to its fleet of installation and maintenance vessels, activate new fiber optic systems, and consummate and integrate its acquisitions. Adjusted EBITDA is defined as operating income (loss), plus goodwill amortization, depreciation and amortization, non-cash cost of capacity sold, stock related expenses, incremental cash deferred revenue and amounts relating to the termination of an advisory services agreement. This definition is consistent with financial covenants contained in Global Crossing Ltd.'s major financial agreements. Global Crossing Ltd. presents Adjusted EBITDA because it is a financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance and because it believes that Adjusted EBITDA is an additional, meaningful measure of performance and liquidity. Global Crossing Ltd.'s management uses Adjusted EBITDA to monitor its compliance with its financial covenants and to understand the financial indicators investors and analysts are using to measure its performance. This information should not be considered as an alternative to any measure of performance as promulgated under GAAP. Global Crossing Ltd.'s calculation of adjusted EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

Historical Results of Operations for the Year Ended December 31, 1998 and the Period from March 19, 1997 (Date of Inception) to December 31, 1997

   Revenue. During the year ended December 31, 1998, Global Crossing Ltd. executed firm commitments to sell capacity on its systems plus the sale of dark fiber on its Pan European Crossing System totaling $911 million. Of this amount, Global Crossing Ltd. recognized revenue of $418 million on sales of capacity relating to Atlantic Crossing for the year ended December 31, 1998, in addition to revenue from operations and maintenance services of $6 million.

   Cost of sales. For the year ended December 31, 1998, Global Crossing Ltd. recognized $178 million in cost of capacity sold, resulting in a gross margin on capacity sales of 57%. Cost of capacity sold for the year ended December 31, 1998 also includes $38 million relating to terrestrial capacity sold which Global Crossing Ltd. had purchased from third parties. Global Crossing Ltd. calculated undersea cost of capacity sold for Atlantic Crossing based on the ratio of the period's actual revenue to total expected revenue, assuming minimum projected sales capacity of 512 circuits, multiplied by the construction cost of the system. This calculation of cost of sales matches costs with the relative value of each sale. There were no sales or related costs recognized during the period from March 19, 1997 (Date of Inception) to December 31, 1997, as Global Crossing Ltd. was in its development stage.

   Operations, administration and maintenance. Global Crossing Ltd. incurred operations, administration and maintenance costs of $18 million during the year ended December 31, 1998. Global Crossing Ltd. entered into an agreement with Tyco Submarine Systems relating to operations, administration and maintenance of Atlantic Crossing, which limits our total operations, administration and maintenance expense for the system. Global Crossing Ltd. anticipates that our operations, administration and maintenance costs will be largely recovered through charges to our customers under the terms of CPAs. There were no operations, administration and maintenance costs during the period from March 19, 1997 (Date of Inception) to December 31, 1997, as Global Crossing Ltd. was in its development stage.

   Sales and marketing. During the year ended December 31, 1998, Global Crossing Ltd. incurred sales and marketing expenses of $32 million, including selling commissions of $20 million incurred on capacity sales recognized during this period. During the period from March 19, 1997 (Date of Inception) to December 31, 1997, Global Crossing Ltd. incurred sales and marketing costs of approximately $1 million. The increase from 1997 was due to additions in personnel and occupancy costs, plus marketing, commissions paid and other promotional expenses to support its rapid growth.

   Network development. Global Crossing Ltd. incurred network development costs during the year ended December 31, 1998 of $14 million relating to the development of systems. During the period from March 19, 1997 (Date of Inception) to December 31, 1997, these costs were $0.1 million. The increase from 1997 was due to additional personnel, and costs to explore new projects.

   General and administrative. General and administrative expenses totaled $57 million during the year ended December 31, 1998 and were comprised principally of salaries, employee benefits, including stock compensation and recruiting fees for staffing of multiple systems, travel, insurance costs and rent expenses. During the period from March 19, 1997 (Date of Inception) to December 31, 1997, Global Crossing Ltd. incurred general and administrative costs of $2 million.

   Termination of Advisory Services Agreement with PCG Telecom Services
LLC. In connection with the development and construction of Atlantic Crossing, Global Crossing Ltd. entered into an advisory services agreement with PCG Telecom Services LLC, an affiliate, providing for the payment by Global Crossing Ltd. of an advisory fee of 2% of the gross revenue of Atlantic Crossing over a 25 year term. Global Crossing Ltd.'s Board of Directors also approved similar advisory fees and authorized it to enter into similar agreements with respect to other cable systems under development by it. Global Crossing Ltd. acquired the rights of the persons entitled to the fees payable under these agreements in consideration for the issuance to such persons of shares of its common stock, which had at the time of issuance an aggregate value of $135 million, and the cancellation of approximately $3 million owed to it under a related advance agreement. In addition, Global Crossing Ltd. recognized approximately $2 million of advisory fees incurred prior to termination of the contract.

   Equity in loss of affiliates. During 1998, Global Crossing Ltd. entered into joint venture agreements to construct and operate Pacific Crossing and Global Access Ltd. Pacific Crossing is owned and operated by Pacific Crossing Ltd. Global Crossing Ltd. has an economic interest in Pacific Crossing Ltd. represented by a 50% direct voting interest and, through one of the joint venture partners, a further 8% economic non-voting interest. Global Crossing Ltd. has a 49% interest in Global Access Ltd., which operates Global Access Ltd. Global Crossing Ltd.'s equity in the loss of Pacific Crossing Ltd. for the year ended December 31, 1998 was $3 million.

   Interest income. Global Crossing Ltd. reported interest income of $30 million during the year ended December 31, 1998 and $3 million during the period from March 19, 1997 (Date of Inception) to December 31, 1997. Such interest income represents earnings on cash raised from financing, its initial public offering, the issuance by Global Crossing Holdings of preferred stock, operations and CPA deposits.

   Interest expense. During the year ended December 31, 1998, Global Crossing Ltd. incurred $93 million in interest costs, including the amortization of finance costs and debt discount. Of this amount, Global Crossing Ltd. capitalized to construction in progress interest of $50 million and expensed $43 million. During the period from March 19, 1997 (Date of Inception) to December 31, 1997, Global Crossing Ltd. incurred interest expense of $10 million, which was capitalized to construction in progress.

   Provision for income taxes. The income tax provision of $33 million for the year ended December 31, 1998 provides for taxes on profits earned from capacity sales and operations, administration and maintenance revenue where Global Crossing Ltd.'s subsidiaries have a presence in taxable jurisdictions. During the period from March 19, 1997 (Date of Inception) to December 31, 1997, Global Crossing Ltd. incurred operating losses, which relate to non-taxable jurisdictions and therefore cannot be applied against future taxable earnings. Accordingly, no tax provision or deferred tax benefit was recorded as of December 31, 1997.

   Extraordinary item. During May 1998, Global Crossing Ltd. recognized an extraordinary loss of $20 million in connection with the repurchase of Global Telesystem Holdings' outstanding senior notes, comprising a premium of $10 million and a write-off of $10 million of unamortized deferred financing costs.

   Net loss. Global Crossing Ltd. incurred a net loss of $88 million for the year ended December 31, 1998, compared to a net loss of $0.2 million in the period from March 19, 1997 (Date of Inception) to December 31, 1997. The net loss for the year ended December 31, 1998 reflects an extraordinary loss on retirement of the Global Telesystems Holdings' senior notes of $20 million and a non-recurring charge of $140 million relating to the termination of the advisory services agreement. Global Crossing Ltd.'s net income before these items was $72 million.

   Preferred stock dividends. During the year ended December 31, 1998, Global Crossing Ltd. recorded preferred stock dividends of approximately $13 million. Preferred stock dividends for the period from March 19, 1997 (Date of Inception) to December 31, 1997 were $13 million. Of the $13 million recorded in 1998, $4 million relates to the Global Crossing Holdings preferred stock issued during December 1998.

   Redemption of preferred stock. The redemption of GTH's outstanding preferred stock occurred in June 1998 and resulted in a $34 million charge against equity. This amount was comprised of a $16 million redemption premium and a write-off of $18 million of unamortized discount and issuance costs. The redemption premium and write-off of unamortized discount and issuance costs are treated as a deduction to arrive at net loss applicable to common shareholders in the consolidated statements of operations.

   Net loss applicable to common shareholders. During the year ended December 31, 1998, Global Crossing Ltd. reported a net loss applicable to common shareholders of $135 million. This loss reflects preferred stock dividends of $13 million and the redemption cost of Global Telesystems Holdings preferred stock of $34 million. During the period from March 19, 1997 (Date of Inception) to December 31, 1997, Global Crossing Ltd. incurred a net loss applicable to common shareholders of $13 million after Global Telesystems Holdings preferred stock dividends of $13 million.

   Adjusted EBITDA. Adjusted EBITDA was $1,151 million for the twelve months ended December 31, 1998. The increase in Adjusted EBITDA is due to an increase in revenues, partially offset by an increase in operating expenses. Adjusted EBITDA is defined as operating income (loss), plus goodwill amortization, depreciation and amortization, non-cash cost of capacity sold, stock related expenses, incremental cash deferred revenue and amounts relating to the termination of an advisory services agreement. This definition is consistent with financial covenants contained in Global Crossing Ltd.'s major financial agreements. Global Crossing Ltd. presents Adjusted EBITDA because it is a financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance and because it believes that Adjusted EBITDA is an additional, meaningful measure of performance and liquidity. Global Crossing Ltd.'s management uses Adjusted EBITDA to monitor its compliance with its financial covenants and to understand the financial indicators investors and analysts are using to measure its performance. This information should not be considered as an alternative to any measure of performance as promulgated under GAAP. Global Crossing Ltd.'s calculation of adjusted EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

Liquidity and Capital Resources

   Global Crossing Ltd. estimates the total remaining cost of developing and deploying the announced systems on the Global Crossing Network to be approximately $4 billion, excluding costs of potential future upgrades. The remaining financing needed to complete the Global Crossing Network and to fund working capital requirements is expected to be obtained from issuances of common or preferred stock, bank financing or through other corporate financing. Some of this financing is expected to be incurred by wholly-owned subsidiaries or joint venture companies as well as by Global Crossing Ltd.

   In April 2000, Global Crossing Ltd. issued 21,673,706 shares of its common stock for net proceeds of approximately $694 million and 4,000,000 shares of 6 3/4% cumulative convertible preferred stock at a liquidation preference of $250 for net proceeds of approximately $970 million. In May 2000, pursuant to an over-allotment option held by the underwriters of the preferred stock, Global Crossing Ltd. issued an additional 600,000 shares of 6 3/4% cumulative convertible preferred stock for net proceeds of approximately $146 million.

   On December 15, 1999, Global Crossing issued $650 million aggregate liquidation preference of 7% cumulative convertible preferred stock. The preferred stock is convertible into common stock of Global Crossing based upon a conversion price of $53.25 per share.

   On November 24, 1999 Global Crossing Ltd. entered into a GBP 675 million (approximately $1,091 million as of December 31, 1999) credit facility to finance the acquisition of Racal Telecom. As of December 31, 1999, Global Crossing Ltd. had an outstanding balance of $646 million under the Racal Term Loan A.

   On November 12, 1999, Global Crossing Holdings Ltd. issued $1.1 billion in aggregate principal amount of its 9 1/2% Senior Notes Due 2009, and $0.9 billion in aggregate principal amount of its 9 1/8% Senior Notes Due 2006. The proceeds were partially used to pay down the term loans under Global Crossing Ltd.'s Corporate Credit Facility.

   On November 5, 1999, Global Crossing Ltd. issued $1.0 billion liquidation preference of 63/8% cumulative convertible preferred stock. The preferred stock is convertible into common stock of Global Crossing based upon a conversion price of $45.00 per share.

   On July 2, 1999, Global Crossing Ltd. entered into a $3 billion senior secured corporate credit facility with a group of several lenders and The Chase Manhattan Bank as administrative agent. The initial proceeds under the facility were used to refinance outstanding balances under the Atlantic Crossing and Mid-Atlantic Crossing project finance facilities, to refinance balances under a vendor financing arrangement with Lucent, to refinance debt used for the purchase of the Global Marine business from Cable and Wireless and for general corporate purposes. As of December 31, 1999, Global Crossing Ltd. had a remaining available balance of $308 million under the senior secured corporate credit facility. In connection with the issuance of the Senior Notes Due 2006 and the Senior Notes Due 2009, a portion of the proceeds were used to pay down the term loans under the Corporate Credit Facility.

   Global Crossing Ltd. has extended limited amounts of financing to customers in connection with certain capacity sales. The financing terms provide for installment payments of up to four years. Global Crossing Ltd. believes that its extension of financing to its customers will not have a material effect on Global Crossing Ltd.'s liquidity.

   Cash provided by (used in) operating activities was $240 million and $(19) million for the three months ended March 31, 2000 and 1999, respectively. The balances principally represent cash received from capacity sales and interest income received, less sales and marketing, network development and general and administrative expenses paid.

   Cash used in investing activities was $1,031 million and $158 million for the three months ended March 31, 2000 and 1999, respectively. The balances represent cash paid for construction in progress, purchases of property and equipment and investments in affiliates.

   Cash provided by financing activities was $408 million for the three months ended March 31, 2000 and primarily represents borrowings under the senior secured corporate facility, proceeds from the issuance of common stock and a decrease in restricted cash and cash equivalents, partially offset by repayments of borrowings under long term debt and payment of dividends on preferred stock. Cash used in financing activities was $65 million for the three months ended March 31, 1999 and primarily relates to repayments of borrowings under the Atlantic Crossing credit facility and the increase in restricted cash and cash equivalents.

   Cash provided by operating activities was $506 million and $209 million for the years ended December 31, 1999 and 1998, respectively. the balances principally represent cash received from capacity sales, and interest income received, less sales and marketing, network development, general and administrative and interest expenses paid.

   Cash used in investing activities was $4,010 million and $431 million for the years ended December 31, 1999 and 1998, respectively, and represents cash paid for construction in progress, acquisitions (net of cash acquired), purchases of property, plant and equipment and cash investments in affiliates.

   Cash provided by financing activities was $4,331 million for the year ended December 31, 1999 and primarily represents borrowings under the senior secured corporate facility, issuance of senior notes and proceeds from the issuance of preferred stock, partially offset by repayments of borrowings under long term debt. Cash provided by financing activities was $1,027 million for the year ended December 31, 1998 and primarily relates to proceeds from borrowings under the Atlantic Crossing and Mid-Atlantic Crossing credit facilities, proceeds from the issuance of Global Crossings Holdings senior notes, the Global Crossing Holdings preferred stock and Global Crossing Ltd.'s initial public offering of common stock, less amounts paid to finance and organization costs, the issuance of common preferred stock, the repayment of long term debt, the redemption of Global Telesystems Holdings' preferred stock, the retirement of Global Telesystems Holdings' senior notes and the increase in amounts held in restricted cash and cash equivalents.

   Global Crossing Ltd. has a substantial amount of indebtedness. Based upon the current level of operations, management believes that Global Crossing Ltd.'s cash flows from operations, together with available borrowings under its credit facility, and its continued ability to raise capital, will be adequate to meet Global Crossing Ltd.'s anticipated requirements for working capital, capital expenditures, acquisitions and other discretionary investments, interest payments and scheduled principal payments for the foreseeable future. There can be no assurance, however, that Global Crossing Ltd.'s business will continue to generate cash flow at or above current levels or that currently anticipated improvements will be achieved. If Global Crossing Ltd. is unable to generate sufficient cash flow and raise capital to service its debt, Global Crossing Ltd. may be required to reduce capital expenditures, refinance all or a portion of its existing debt or obtain additional financing.

Subsequent Events

   Global Crossing Ltd. and its subsidiary, South American Crossing (Subsea) Ltd., filed a lawsuit, on May 22, 2000, against Tyco Submarine Systems Ltd., in the United States District Court for the Southern District of New York. Global Crossing's complaint alleges fraud, theft of trade secrets, breach of contract, and defamation related to Tyco's agreements to install the South American Crossing fiber-optic cable system. In addition, Global Crossing's subsidiary, Atlantic Crossing Ltd., together with certain of its affiliates, filed arbitration claims against Tyco for breaches of its obligations in connection with various contracts for the development of its Atlantic Crossing-1 fiber-optic cable system. We do not believe that the commencement of these actions will have an impact on Global Crossing's network and/or the timely completion of any of its systems. Global Crossing Ltd. has contracted with a diverse group of major suppliers for the construction of its announced systems, including Alcatel, Bestel, Global Marine System, ImpSat, KDD/SCS, Lucent, Nortel and Tyco. With respect to the announced segments of the Global Crossing network, Tyco is under contract with Global Crossing for slightly more than five percent of the remaining work to achieve completion. Tyco is still completing work under contracts with Global Crossing Ltd. for two of its cable systems which are scheduled to be completed this year. Tyco has also contracted with Level3 for Atlantic Crossing-2, a transatlantic cable that will be 50% owned by Global Crossing. Global Crossing expects Tyco to fulfill its obligations under those contracts, and will be vigilant about protecting its interests in these projects.

                  RELATIONSHIP BETWEEN THE GLOBALCENTER GROUP
                         AND THE GLOBAL CROSSING GROUP

   The board of directors of Global Crossing Ltd. has adopted a policy statement regarding GlobalCenter group and Global Crossing group matters. We have summarized below the material provisions of the policy statement. The description below is a summary and is qualified in its entirety by reference to the policy statement. We encourage you to read the policy statement, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

General Policy

   The policy statement of Global Crossing Ltd. provides that all material matters as to which the holders of Global Crossing group stock and GlobalCenter group stock may have potentially divergent interests will be resolved in a manner that the board of directors of Global Crossing Ltd. or its capital stock committee determines to be in the best interests of Global Crossing Ltd., after giving fair consideration to the potentially divergent interests and all other relevant interests of the holders of the separate classes of common stock of Global Crossing Ltd. Under the policy statement of Global Crossing Ltd., a process of fair dealing will govern the relationship and the means by which the terms of any material transaction between the groups will be determined, pursuant to which matters will be resolved in an equitable and impartial manner.

Amendment and Modification of Policy

   The board of directors of Global Crossing Ltd. may, without the approval of Global Crossing Ltd.'s shareholders, at any time and from time to time, amend, modify or rescind the policies set forth in the policy statement of Global Crossing Ltd., including any resolution implementing the provisions of the policy statement of Global Crossing Ltd. The board of directors of Global Crossing Ltd. also may, without the approval of Global Crossing Ltd.'s shareholders, adopt additional or other policies or make exceptions with respect to the application of these policies in connection with particular facts and circumstances, all as the board of directors may determine, consistent with its fiduciary duties.

Role of Capital Stock Committee

   The policy statement of Global Crossing Ltd. provides that a capital stock committee comprised of three independent directors will exercise the powers, authority and responsibilities that the board of directors of Global Crossing Ltd. delegates to it with respect to the GlobalCenter group stock and Global Crossing group stock. The board of directors of Global Crossing Ltd. will initially authorize the capital stock committee to interpret, make determinations under, and oversee the implementation of these policies, adopt additional general policies governing the relationship between the Global Crossing group and the GlobalCenter group, and engage the services of accountants, investment bankers, appraisers, attorneys and other service providers to assist it in discharging its duties. In making determinations in connection with these policies, the members of Global Crossing Ltd.'s board of directors and the capital stock committee will act in a manner consistent with their fiduciary duty to consider whether a proposed action is in the best interests of Global Crossing Ltd. and all of its shareholders pursuant to legal guidance concerning these fiduciary obligations under applicable law.

Corporate Opportunities

   The policy statement of Global Crossing Ltd. provides that its board of directors will allocate any business opportunities and operations, any acquired assets and businesses and any assumed liabilities between the GlobalCenter group and Global Crossing group, in whole or in part, in a manner it considers to be in the best interests of Global Crossing Ltd. as contemplated by the other provisions of the policy statement. To the extent that a business opportunity or operation, an acquired asset or business, or an assumed liability would be suitable to be undertaken by or allocated to either group, it will be allocated by Global Crossing Ltd.'s board of directors in its business judgment or in accordance with procedures adopted by it from time to time to ensure that decisions

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will be made in the best interests of Global Crossing Ltd. Any such allocation may involve the consideration of a number of factors that the board of directors determines to be relevant, including, without limitation, whether the business opportunity or operation, the acquired asset or business, or the assumed liability is principally within or related to the existing scope of a group's business and whether a group is better positioned to undertake or have allocated to it such business opportunity or operation, acquired assets or business or assumed liability.

Relationships Between Groups

   The policy statement provides that Global Crossing Ltd. will seek to manage the GlobalCenter group and the Global Crossing group in a manner designed to maximize the operations, unique assets and values of both groups, and with complementary deployments of personnel, capital and facilities.

  Exclusive Provision of Services


   The Global Crossing group will be the exclusive provider of GBLX Services to the GlobalCenter group. As such, the Global Crossing group will have the exclusive right to provide GBLX Services and related products and services to the GlobalCenter group.

   Under the policy statement of Global Crossing Ltd., "GBLX Services" is defined as:

    .  Internet Protocol transit service,

    .  dedicated Internet access,

    .  dial Internet access,

    .  IP virtual private networks, and

    . IP exchange services--conditioned space for Global Crossing customers' routers for interconnection with Global Crossing and other provider networks.

   The GlobalCenter group will be the exclusive provider of GCTR Services to the Global Crossing group. As such, the GlobalCenter group will have the exclusive right to provide GCTR Services and related products and services to the Global Crossing group.

   Under the policy statement of Global Crossing Ltd., "GCTR Services" is defined as:

    . complex web hosting--data centers conditioned space and related services,

    . data center professional services--consulting, engineering, and other technology support services,

    .  data center equipment hardware and software sales and support,

    . value-added services to support hosting and distribution, including but not limited to storage-on-demand; database; security; consulting services; disaster recovery; application hosting; monitoring; staging, sparing and laboratory test services; and managed services.

  Network and Services Management

   Network and Services Management Committee. A committee of three senior executives from each group will be formed to provide management and direction designed to fully implement the policy with respect to the various services to be provided by one group to the other. In particular, the Network and Services Management Committee will review and agree on data center bandwidth requirements by location and volume, review and agree on network expansion plans as required to support the data centers and establish service level targets for the data center connections and track performance against those targets.

   Service Level Agreement. Each group will guarantee a level of service for the services it provides to the other group that meets the standards committed to by the other group to its customers and which have been approved by the Network and Services Management Committee.

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   Monitoring. The GlobalCenter group will have the right to monitor from its data centers the related portion of the Global Crossing IP network that the GlobalCenter group relies upon to provide services to its customers as part of an integrated service offering. The monitoring rights will give the GlobalCenter group the capability to view and monitor the end-to-end service in the same manner that the Global Crossing group views the network. As determined by the Network and Services Management Committee, the GlobalCenter group will have the same monitoring capabilities as one of the Global Crossing network operations centers.

  The Terms of Inter-group Transactions

   All material transactions between the Global Crossing group and the GlobalCenter group which are determined by Global Crossing Ltd.'s board of directors to be in the ordinary course of business, including those described above in "Exclusive Provision of Services," are intended, to the extent practicable, to be on terms consistent with those that would be applicable to arm's-length dealings with unrelated third parties, taking into account a number of factors, including quality, availability, volume and pricing. In particular, the pricing for the access to its network provided by the Global Crossing group to the GlobalCenter group will be preferred market-based pricing, taking into account volume, term, and the exclusive nature of the arrangement and any guarantee of service levels provided by the Global Crossing group.

  Marketing of Services

   As a general matter, each group will continue to design, develop, deploy, produce, market, sell and service their own service offerings and choose their own selected sales channels. In addition, each group will cooperate with the other in providing the use of their respective sales channels to offer their respective services. Each group will operate in a manner that takes into account the other's expansion, acquisition, deployment, marketing and sales plans, with the goal of minimizing overlaps and conflicts between the two groups.

  Transfers of Other Assets and Liabilities

   The board of directors of Global Crossing Ltd. may, at any time and without shareholder approval, reallocate assets (including cash) and liabilities between the Global Crossing group and the GlobalCenter group in addition to transfers resulting from commercial transactions which Global Crossing Ltd.'s board of directors determines to be in the ordinary course of business of the groups described above in "Terms of Inter-group Transactions." Any reallocation of assets and liabilities between the groups not in the ordinary course of their respective businesses will be effected by:

  . the reallocation by the transferee group to the transferor group of other assets or consideration or liabilities;

  . the creation of inter-group debt owed by the transferee group to the transferor group;

  . the reduction of inter-group debt owed by the transferor group to the transferee group;

  . the creation of, or an increase in, an inter-group interest in the transferee group held by the transferor group;

  . the reduction of an inter-group interest in the transferor group held by the transferee group; or

  .  a combination of any of the above factors;

in each case, in an amount having a fair value equivalent to the fair value of the assets or liabilities reallocated by the transferor group and, in the case of the creation of or an increase or decrease in an inter-group interest, in accordance with the provisions of the Certificate of Designations. For these purposes, the fair value of the assets or liabilities transferred will be determined by the board of directors of Global Crossing Ltd. in its sole discretion. Global Crossing Ltd.'s board of directors will approve any creation of, or increase or decrease in, an inter-group interest.

  Financing Arrangements

   Loans from the Global Crossing group or the GlobalCenter group to the other group will be made at the weighted average interest rate of the consolidated indebtedness of Global Crossing Ltd. and on such other terms

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and conditions as the board of directors of Global Crossing Ltd. or its capital stock committee determines to be in the best interests of Global Crossing Ltd. Any fees incurred in connection with debt incurred for a particular group will be allocated to the borrowing group. As of March 31, 2000, the weighted average interest rate of the consolidated indebtedness of Global Crossing Ltd. was approximately 12%.

  Intellectual Property

   Global Crossing Ltd. will manage on a centralized basis the intellectual property of Global Crossing Ltd. attributed to the groups, except that the GlobalCenter group will manage the intellectual property attributed to it that is owned by the companies in the GlobalCenter group.

   Each group will have the right to use the intellectual property attributed to the other group for appropriate business activities on appropriate terms.

   Any fees obtained through the sale or licensing of intellectual property will be principally allocated to the group that paid to develop the intellectual property sold or licensed. If the intellectual property being sold or licensed was jointly developed by the groups and the groups agree to allocate fees obtained in proportion to the development costs incurred by each group, then any fees obtained through the sale or licensing will be so allocated. If such intellectual property was not predominantly developed by any one group or was jointly developed by the groups but the groups do not agree to allocate fees obtained in proportion to costs incurred, then any fees obtained through such sale or licensing will be allocated using the same general allocation as overhead expenses, as described below in "Financial Reporting; Allocation Matters."

Dividend Policy

   The policy statement of Global Crossing Ltd. provides that, subject to the limitations set forth in the Certificate of Designations, any preferential rights of any series of preferred stock of Global Crossing Ltd., and to the limitations of applicable law, holders of shares of Global Crossing group stock or GlobalCenter group stock will be entitled to receive dividends on their respective stock when, as and if authorized and declared by Global Crossing Ltd.'s board of directors.

   The payment of dividends on either class of common stock will be a business decision to be made by Global Crossing Ltd.'s board of directors from time to time based upon the results of operations, financial condition and capital requirements of the relevant group and such other factors as the board of directors considers relevant. Payment of dividends may be restricted by loan agreements, indentures and other transactions entered into by Global Crossing Ltd. from time to time. Because both groups are expected to require significant capital commitments to finance their respective operations and fund future growth, Global Crossing Ltd. does not expect to pay any dividends on either class of common stock for the foreseeable future.

Financial Reporting; Allocation Matters

  Financial Reporting

   The policy statement of Global Crossing Ltd. provides that it will prepare and include in its filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, consolidated financial statements of Global Crossing Ltd. and combined financial statements of each of the Global Crossing group and the GlobalCenter group for so long as the related class of common stock is outstanding. The combined financial statements of each group will reflect the combined financial position, results of operations and cash flows of the businesses attributed thereto and in the case of annual financial statements shall be audited.

  Shared Corporate Services

   A portion of Global Crossing Ltd.'s shared corporate services, such as executive management, human resources, legal, accounting and auditing, tax, treasury, strategic planning, investor relations and corporate

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technology, will be allocated to the Global Crossing group and the
GlobalCenter group based upon specific identification of such services used by that group. Where determinations based on use alone are impracticable, other methods and criteria will be used that management believes are fair and provide a reasonable estimate of the cost attributable to the groups.

GlobalCenter Inc. Board of Directors

   The policy statement of Global Crossing Ltd. provides that the board of directors of GlobalCenter Inc. will at all times be composed of six directors appointed by the board of directors of Global Crossing Ltd. and five directors appointed by the board of directors of Global Crossing Ltd. upon the nomination of the Chief Executive Officer of GlobalCenter Inc. The members of GlobalCenter Inc.'s board of directors will have a fiduciary duty to consider whether a proposed action is in the best interests of Global Crossing Ltd. and will not have a separate fiduciary duty to holders of GlobalCenter group stock. The board of directors of GlobalCenter Inc. will have the authority to:

  .  appoint officers of GlobalCenter Inc.;

  .  approve the budget of the GlobalCenter group;

  . approve any acquisitions of businesses that are attributed to the GlobalCenter group;

  . approve the incurrence of indebtedness at GlobalCenter Inc. of up to 25% of the market capitalization of GlobalCenter group stock; and

  . approve the issuance of capital stock of GlobalCenter Inc. or the issuance of GlobalCenter group stock by Global Crossing Ltd.

   With respect to the last three items, the board of directors of GlobalCenter Inc. will only have such authority to the extent that such actions would not have any adverse effect on Global Crossing Ltd.

Tax Sharing Agreement

   Prior to the issuance of shares of GlobalCenter group stock, the allocation of tax liabilities between GlobalCenter Inc. and Global Crossing North America Inc., formerly Frontier Corporation, the Global Crossing Ltd. subsidiary that files a consolidated tax return in the United States with GlobalCenter Inc., will be made in accordance with the intercompany tax policy of Global Crossing North America. In general, this policy requires that taxes payable by each company be computed on a pro-rata basis. However, under the policy, tax benefits derived by the Global Crossing North America consolidated group arising from the use by the group of a member's tax attributes, such as net operating losses are allocated to the member whose attributes generated such benefits. Thus, for example, if GlobalCenter Inc. were to incur a net operating loss that reduced the consolidated group's taxable income, GlobalCenter Inc. would receive the benefit of such reduction.

   On the effective date of the offering, Global Crossing North America and GlobalCenter Inc. will enter into a formal tax sharing agreement that provides for a pro-rata allocation of tax liabilities among members of the Global Crossing North America consolidated group. Under the new agreement, for tax periods during which GlobalCenter Inc. and its subsidiaries are included in any consolidated federal income tax return or any comparable state, local, and foreign or franchise income tax return filed by Global Crossing North America (collectively, the "Consolidated Returns"), the tax sharing agreement will require GlobalCenter Inc. to pay to Global Crossing North America any taxes that Global Crossing North America and its subsidiaries, other than GlobalCenter Inc. and its subsidiaries, were required to pay and any tax benefits that they did not receive as a result of GlobalCenter Inc. and its subsidiaries being included in the Consolidated Returns. The tax sharing agreement will also require Global Crossing North America to pay to GlobalCenter Inc. any taxes that Global Crossing North America and its subsidiaries, other than GlobalCenter Inc. and its subsidiaries, would have been required to pay, and any tax benefits that they would not have received, had GlobalCenter Inc. or any of its subsidiaries not been included in the Consolidated Returns.

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   Under the tax sharing agreement, Global Crossing North America will have the sole and exclusive responsibility for (1) preparing all Consolidated Returns; (2) representing GlobalCenter Inc. and its subsidiaries in any tax audit or tax contest relating to the Consolidated Returns; and (3) engaging outside tax counsel or other tax advisors in connection with such tax audits or tax contests. GlobalCenter Inc. will reimburse Global Crossing North America for its share of reasonable expenses that are incurred by Global Crossing North America in connection with such tax audits or tax contests.

   Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the tax sharing agreement allocates tax liabilities between GlobalCenter Inc. and Global Crossing North America, during the period in which GlobalCenter Inc. and its subsidiaries are included in the federal income tax consolidated returns filed by Global Crossing North America, GlobalCenter Inc. could be liable in the event that any federal income tax liability is incurred, but not discharged, by any other entity included in those returns. Global Crossing North America is required, under the terms of the tax sharing agreement, to indemnify GlobalCenter Inc. for any tax liability of Global Crossing North America or its subsidiaries that GlobalCenter Inc. must pay to a taxing authority, except to the extent that such tax liability is attributable to GlobalCenter Inc. and GlobalCenter Inc. has not yet made a corresponding tax sharing payment to Global Crossing North America.

   The foregoing discussion assumes that GlobalCenter Inc. and its subsidiaries are members of the same affiliated, consolidated, combined or unitary group as Global Crossing North America for the relevant federal, state or local income tax purposes. It is possible, however, that the Internal Revenue Service may assert that GlobalCenter group stock is not stock of Global Crossing Ltd., in which case this assumption will not be true if the GlobalCenter group stock that is held by persons other than Global Crossing Ltd. is deemed to represent more than 20% of the GlobalCenter group stock. Although we believe that it is unlikely that the Internal Revenue Service would prevail on that view, no assurance can be given in that regard.

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                         DESCRIPTION OF CAPITAL STOCK

   The following is a description of the material terms of capital stock of Global Crossing Ltd. and is subject in all respects to the applicable provisions of Bermuda law and of the constituent documents of Global Crossing Ltd. We encourage you to read Global Crossing Ltd.'s memorandum of association, bye-laws and the Certificate of Designations, all of which we have filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

Authorized and outstanding shares of Global Crossing Ltd. common stock

  Current capital structure

   Global Crossing Ltd. is currently authorized to issue 3,020,000,000 shares of stock, consisting of 3,000,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. As of April 24 2000, (1) 817,653,894 shares of common stock, (2) 10,000,000 shares of 6 3/8% cumulative convertible preferred stock, (3) 2,600,000 shares of 7% cumulative convertible preferred stock, (4) 400,000 shares of 6 3/8% cumulative convertible preferred stock, series B, and (5) 4,600,000 shares of 6 3/4% cumulative convertible preferred stock were issued and outstanding.

  Proposed capital structure

   Global Crossing Ltd. intends to hold a special meeting of shareholders at which resolutions will be adopted to:

  . permit it to increase its authorized share capital to 4,500,000,000 shares of common stock and 25,000,000 shares of preferred stock, and allow its board of directors to designate Global Crossing Ltd.'s existing common stock into two or more classes of common stock, to approve the terms of the Global Crossing group stock and GlobalCenter group stock and redesignate its outstanding common stock as Global Crossing group stock.

   Effective upon the creation of GlobalCenter group stock at the time of the completion of this offering, Global Crossing Ltd. will file a memorandum of increase in share capital reflecting this increase, with 3,000,000,000 of the authorized shares designated as Global Crossing group stock and 1,000,000,000 of the authorized shares designated as GlobalCenter group stock. In addition, at the time of the completion of this offering, Global Crossing Ltd.'s outstanding common shares will be designated as Global Crossing group stock.

  Issuances of common stock without shareholder approval

   After the completion of this offering, Global Crossing Ltd.'s board of directors may issue the remaining authorized but unissued shares of GlobalCenter group stock (subject to approval by the board of directors of GlobalCenter Inc.) and Global Crossing group stock from time to time for any proper corporate purposes. Global Crossing Ltd.'s board of directors also may decide to authorize the issuance of shares of additional classes of common stock relating to additional business groups as described below, in addition to GlobalCenter group stock and Global Crossing group stock. Global Crossing Ltd.'s board of directors has the authority to issue additional authorized but unissued shares of GlobalCenter group stock (subject to approval by the board of directors of GlobalCenter Inc.) or Global Crossing group stock or shares of additional classes of common stock in its sole discretion and without shareholder approval, except as may be required by Bermuda law, the Nasdaq National Stock Market or the rules of any stock exchange on which any class of outstanding common stock may then be listed.

   If Global Crossing Ltd.'s board of directors decides to issue additional classes of common stock, it may establish a new group to which such new class or classes of common stock relates either by allocating to it newly

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acquired assets or by reallocating to it some of the assets and liabilities from one or more of the GlobalCenter group, the Global Crossing group and any previously created additional group. If Global Crossing Ltd.'s board of directors decides to reallocate assets and liabilities, the group or groups to which those assets and liabilities were previously attributed would initially hold an inter-group interest in the new group. Global Crossing Ltd.'s board of directors does not currently have any plan to issue any additional class of common stock.

   Global Crossing Ltd.'s board of directors may at any time and without shareholder approval increase the number of authorized shares allocated to Global Crossing group stock or any additional class of common stock (but not GlobalCenter group stock) so long as the number of shares in all classes of common stock immediately after the increase does not exceed the total number of shares of authorized common stock of Global Crossing Ltd. Approval of the holders of GlobalCenter group stock would be required to increase the number of authorized shares allocated to GlobalCenter group stock. In addition, shareholder approval would be required to effect any decrease in the number of shares previously allocated to any class of common stock.

GlobalCenter group stock

  Inter-group interest

   The Global Crossing group's inter-group interest in the GlobalCenter group represents the ownership of the Global Crossing group in the portion of the GlobalCenter group that is not represented by shares of GlobalCenter group stock issued to the public. Prior to the completion of this offering, the Global Crossing group holds 100% of the equity value of the GlobalCenter group. Global Crossing Ltd.'s board of directors has determined that the number of shares of GlobalCenter group stock that, if issued, would initially represent 100% inter-group interest of the GlobalCenter group equals 233,500,000.

   The outstanding interest fraction equals the number of shares of GlobalCenter group stock outstanding divided by the sum of the number of shares of GlobalCenter group stock outstanding and the number of shares issuable with respect to the Global Crossing group's inter-group interest in the GlobalCenter group. The outstanding interest fraction will equal one, and the inter-group interest will equal zero, at any time that all of the ownership of the GlobalCenter group is represented by the outstanding GlobalCenter group stock.

   The following illustration demonstrates the calculation of the outstanding interest fraction. If:

  . 10 million shares of GlobalCenter group stock were outstanding as a result of this initial public offering;

  . 90 million shares of GlobalCenter group stock were issuable with respect to the Global Crossing group's inter-group interest in the GlobalCenter group (that is, the Global Crossing group held a 90% inter-group interest in the GlobalCenter group), then the outstanding interest fraction with respect to the GlobalCenter group would equal 10% based on the following calculation:

     number of shares of GlobalCenter group stock outstanding  =  outstanding interest fraction
   ----------------------------------------------
     number of shares of GlobalCenter group stock outstanding + number of shares issuable with respect to the Global Crossing group's inter-group interest in the GlobalCenter group

                10 million shares                     =     10%
   ----------------------------------------------
      10 million shares + 90 million shares

The number of shares of GlobalCenter group stock issuable with respect to the Global Crossing group's inter-group interest in the GlobalCenter group shall be:

  . adjusted to reflect equitably any subdivision, by stock split or otherwise, or combination, by reverse stock split or otherwise, of GlobalCenter group stock or any distribution of shares of GlobalCenter group stock to holders of GlobalCenter group stock or any reclassification of GlobalCenter group stock;

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  . decreased by:

              . the number of shares of GlobalCenter group stock issued or sold by Global Crossing Ltd. that, immediately prior to that issuance or sale, were included in the number of shares issuable with respect to the Global Crossing group's inter-group interest;

              . the number of shares of GlobalCenter group stock issued upon conversion, exchange or exercise of convertible securities that, immediately prior to the issuance or sale of these convertible securities, were included in the number of shares issuable with respect to the Global Crossing group's inter-group interest;

              . the number of shares of GlobalCenter group stock issued by
                Global Crossing Ltd. as a share dividend or in connection with any reclassification or exchange of shares, including any exchange offer, to holders of Global Crossing group stock;

              . the number of shares of GlobalCenter group stock issued upon the conversion, exchange or exercise of any convertible securities issued by Global Crossing Ltd. as a share dividend or in connection with any reclassification or exchange of shares, including any exchange offer, to holders of Global Crossing group stock;

              . the number equal to the percentage of the outstanding shares repurchased after a disposition of substantially all, but not all, of the assets attributed to the GlobalCenter group times the number of shares of GlobalCenter group stock issuable with respect to the Global Crossing group's inter-group interest;

              . the number equal to the quotient of (x) the aggregate fair value as of the date of contribution of assets transferred from the GlobalCenter group to the Global Crossing group in consideration of a reduction in the number of shares issuable with respect to the Global Crossing group's inter-group interest in the GlobalCenter group divided by (y) the average market value of one share of GlobalCenter group stock over the 20-trading day period ending on the date of such contribution;

  . increased by:

              . the number of outstanding shares of GlobalCenter group stock repurchased by Global Crossing Ltd. for consideration that is attributed to the Global Crossing group;

              . the number equal to the quotient of (x) the fair value of assets attributed to the Global Crossing group that are contributed to the GlobalCenter group in consideration of an increase in the number of shares issuable with respect to the Global Crossing group's inter-group interest, divided by (y) the average market value of one share of GlobalCenter group stock over the 20-trading day period ending on the date of such contribution; and

              . the number of shares of GlobalCenter group stock into or for which convertible securities deemed held by the Global Crossing group are deemed converted, exchanged or exercised;

  . increased or decreased under those other circumstances as Global Crossing
    Ltd.'s board of directors determines appropriate to reflect the economic substance of any other event or circumstance.

   At any time the Global Crossing group holds an inter-group interest in the GlobalCenter group, the outstanding interest fraction will be used to allocate to the Global Crossing group any dividend or repurchase payment made to holders of GlobalCenter group stock.

   Global Crossing Ltd.'s board of directors also may pay dividends in shares of GlobalCenter group stock on shares of Global Crossing group stock to the extent the number of shares issued in connection with the share dividend is less than or equal to the number of shares issuable with respect to the Global Crossing group's inter-group interest in the GlobalCenter group. Distributions of assets attributed to the GlobalCenter group on shares of Global Crossing group stock are similarly limited.

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   If the Global Crossing group's inter-group interest in the GlobalCenter group has been eliminated and the GlobalCenter group has acquired an inter-group interest in the Global Crossing group, Global Crossing Ltd.'s board of directors may pay dividends in shares of Global Crossing group stock or distribute assets attributed to the Global Crossing group on shares of GlobalCenter group stock but only subject to limitations similar to those described above when the Global Crossing group holds an inter-group interest in the GlobalCenter group.

   Any group may hold an inter-group interest in any other group, unless Global Crossing Ltd.'s board of directors determines otherwise at the time of initial issuance of common stock relating to that group. However, no group can hold an inter-group interest in any other group if the two groups would then hold an inter-group interest in each other. Accordingly, the GlobalCenter group may hold an inter-group interest in the Global Crossing group only if the Global Crossing group's inter-group interest has been eliminated. Additional groups also may acquire an inter-group interest in the GlobalCenter group. If the GlobalCenter group held an inter-group interest in the Global Crossing group, similar changes would be made to that inter-group interest if transactions similar to those described above relating to the Global Crossing group's inter-group interest in the GlobalCenter group occurred with respect to Global Crossing group stock or the Global Crossing group. If an additional group acquired an inter-group interest in the GlobalCenter group or the GlobalCenter group held an inter-group interest in any additional group, similar provisions would also apply.

  Dividends

   The Certificate of Designations relating to Global Crossing group stock and GlobalCenter group stock provides that dividends on GlobalCenter group stock will be limited to the lesser of:

  . the funds of Global Crossing Ltd. legally available for distributions under Bermuda law; and

  . the available distribution amount for the GlobalCenter group, which is the same amount that would be legally available for the payment of dividends on GlobalCenter group's stock if the GlobalCenter group were a separate company under Bermuda law.

   The available distribution amount for the GlobalCenter group is calculated as follows:

  . the outstanding interest fraction for the GlobalCenter group,

   multiplied by

   the lesser of:

    . any amount in excess of the minimum amount necessary to pay debts attributed to the GlobalCenter group as they become due; and

    . the realizable value of the assets attributed to the GlobalCenter group less the sum of the total liabilities attributed to the GlobalCenter group together with the amount of the issued share capital and share premium account attributable to the GlobalCenter group.

   Under Bermuda law, the amount of legally available funds of Global Crossing Ltd. is determined on the basis of the entire company, and not only the respective groups. As a result, the amount of Global Crossing Ltd.'s legally available funds will reflect the amount of:

  . any net losses of each group, including any additional groups;

  . any distributions made on Global Crossing group stock, GlobalCenter group stock, any additional class of common stock or any preferred stock; and

  . any repurchases of Global Crossing group stock, GlobalCenter group stock, any additional class of common stock or any preferred stock.

   Dividend payments on GlobalCenter group stock could be precluded because legally available funds are not available under Bermuda law, even though the available distribution amount test for the GlobalCenter group was met. We cannot assure you that there will be an available distribution amount for the GlobalCenter group or, if met, that Global Crossing Ltd. will have legally available funds to pay such a dividend.

   Subject to the prior payment of dividends on any outstanding shares of preferred stock and the limitations described above, Global Crossing Ltd.'s board of directors will be able, in its sole discretion, to declare and pay dividends exclusively on Global Crossing group stock, exclusively on GlobalCenter group stock, exclusively on any additional tracking stock or on any combination of class of stock, in equal or unequal amounts. In making its dividend decisions, Global Crossing Ltd.'s board of directors will not be required to consider the relative available distribution amounts for any group, the amount of dividends previously declared on any class of stock, the respective voting or liquidation rights of any class or any other factor.

   The terms of some of Global Crossing Ltd.'s debt instruments also place limitations on its ability to pay dividends.

   If the Global Crossing group still holds an inter-group interest in the GlobalCenter group at the time of any dividend on the outstanding shares of GlobalCenter group stock, Global Crossing Ltd. will credit to the Global Crossing group, and charge against the GlobalCenter group, a corresponding amount in respect of the Global Crossing group's inter-group interest in the GlobalCenter group.

  Voting rights

   The holders of GlobalCenter group stock and the holders of Global Crossing group stock, as well as the holders of any additional class of common stock that might subsequently be created and upon which similar voting power is vested, will be entitled to vote on any matter on which Global Crossing Ltd.'s shareholders are, by Bermuda law, Nasdaq listing rules or stock exchange rules or by the provisions of Global Crossing Ltd.'s bye-laws as determined by Global Crossing Ltd.'s board of directors, entitled to vote, subject to certain restrictions described below.

   The holders of GlobalCenter group stock, the holders of Global Crossing group stock and the holders of any additional class of common stock that might subsequently be created and upon which similar voting power is vested will vote together as a single voting group on each matter on which holders of common stock are generally entitled to vote, except as described below.

   On all matters as to which all classes of common stock will vote together as a single class, subject to certain restrictions described below:

  . each share of GlobalCenter group stock then outstanding will have a number of votes equal to the quotient of the average market value of one share of GlobalCenter group stock during the 20-trading day period ending on the tenth trading day prior to the record date for determining the holders of stock entitled to vote, divided by the average market value of one share of Global Crossing group stock during the same period. However, if this calculation results in the holders of GlobalCenter group stock holding more than 25% of the total voting power of all outstanding shares of common stock, the vote of each share of GlobalCenter group stock will be reduced so that all of the outstanding shares of GlobalCenter group stock represent 25% of the total voting power of all outstanding shares of common stock. The 25% limitation on the total voting power of all outstanding shares of common stock will be eliminated if the outstanding shares of Global Crossing group stock are converted into shares of the GlobalCenter group; and

  . each share of Global Crossing group stock then outstanding will have one vote.

   If Global Crossing Ltd. issues shares of an additional class of common stock, each share of such additional class of common stock will have a number of votes, including a fraction of one vote or no vote, as Global Crossing Ltd.'s board of directors determines at the time of issuance. Shares issuable with respect to a group's inter-group interest in another group will have no voting rights.

   Accordingly, the relative per share voting rights of GlobalCenter group stock, Global Crossing group stock and any additional class of common stock that is entitled to a number of votes per share based on market values will fluctuate depending on changes in the relative market values of shares of the classes of common stock.

   Global Crossing group stock will have and will retain a substantial majority of the combined voting power of GlobalCenter group stock and Global Crossing group stock because:

  . we expect that initially the aggregate market value of the outstanding shares of Global Crossing group stock will be substantially greater than the aggregate market value of the outstanding shares of GlobalCenter group stock; and

  . the aggregate voting power of all of the outstanding shares of GlobalCenter group stock is limited to 25% of the total voting power of all outstanding shares of common stock, regardless of the market value of the GlobalCenter group stock.

   Fluctuations in the relative voting rights of GlobalCenter group stock, Global Crossing group stock and any additional class of common stock that is subsequently created and entitled to a number of votes per share based on market values could influence an investor interested in acquiring and maintaining a fixed percentage of the voting power of Global Crossing Ltd.'s common stock to acquire such percentage by acquiring the class of common stock having a greater number of votes per share.

   Global Crossing Ltd. will set forth the number of outstanding shares of GlobalCenter group stock, Global Crossing group stock and any additional class of common stock in the Global Crossing Ltd. Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q filed under the Securities Exchange Act of 1934. Global Crossing Ltd. will disclose in any proxy statement for a shareholders' meeting the number of outstanding shares and per share voting rights of GlobalCenter group stock, Global Crossing group stock and additional group stock, if any.

   If shares of only GlobalCenter group stock are outstanding, each share will have one vote and, in situations where GlobalCenter group stock is entitled to vote as a separate voting group with respect to any matter, each share of GlobalCenter group stock will, for purposes of such vote, also have one vote on such matter.

   The holders of Global Crossing group stock or GlobalCenter group stock will not have any rights to vote separately as a class on any matter, except in the case of any required proposal to (1) increase or decrease the authorized shares of the relevant class, other than an increase in authorized shares required to effectuate a conversion of one group into the other group or a distribution to holders of Global Crossing group stock of all or a portion of its inter-group interest in the GlobalCenter group, or (2) amend the terms of that class, and except for the limited single class voting rights provided under Bermuda law, Nasdaq listing rules or stock exchange rules or by the provisions of Global Crossing Ltd.'s bye-laws as determined by the board of directors of Global Crossing Ltd. In addition to the approval of holders of a majority of all shares of stock voting together as a single voting group present at the meeting, the approval of a majority of the outstanding shares of GlobalCenter group stock or Global Crossing group stock present at a meeting, voting as a separate voting group, would be required under Bermuda law to approve any amendment to Global Crossing Ltd.'s bye-laws or the Certificate of Designations relating to that class of common stock that would, among other things, change the designation, rights, preferences or limitations of the shares of that class.

   The following illustration demonstrates the calculation of the number of votes to which each share of GlobalCenter group stock would be entitled on all matters on which the holders of GlobalCenter group stock and the holders of Global Crossing group stock vote as a single voting group, where the average market values calculation does not result in the holders of GlobalCenter group stock holding more than 25% of the total voting power of all outstanding shares of common stock and therefore a reduction in the voting power of each share of GlobalCenter group stock is not required. If:

  . 10 million shares of GlobalCenter group stock and 400 million shares of Global Crossing group stock were outstanding;

  . the average market value for the 20-trading day valuation period was $20 for GlobalCenter group stock; and

  . the average market value for the 20-trading day valuation period was $40 for Global Crossing group stock;

then each share of Global Crossing group stock would have one vote and each share of GlobalCenter group stock would have 0.5 votes based on the following calculation:

 average market value of        =$20 per share        =0.5 votes per share of
GlobalCenter group stock         $40 per share            GlobalCenter group
 average market value of                                  stock
  Global Crossing group
          stock

   As a result, the shares of GlobalCenter group stock would represent 5 million votes, which equals 1.2% of the total voting power of Global Crossing Ltd. and the shares of Global Crossing group stock would represent 400 million votes, which equals 98.8% of the total voting power of Global Crossing Ltd. These amounts are calculated as follows:

 0.5 votes per share of x10 million outstanding shares       =5 million votes
GlobalCenter group stock   of GlobalCenter group stock       for

    1 vote per share        x400 million shares of     GlobalCenter group stock
                                                             =400 million
of Global Crossing group   Global Crossing group stock       votes for
          stock

  5 million votes for GlobalCenter group                  Global Crossing
                 stock                                    group stock
                                         = 1.2% of total voting
                                                power held by GlobalCenter
 5 million votes for GlobalCenter group         group stock
                 stock +
  400 million votes for Global Crossing
               group stock

  400 million votes for Global Crossing  = 98.8% of total voting
               group stock                       power held by Global
 5 million votes for GlobalCenter group          Crossing group stock
                 stock +
  400 million votes for Global Crossing
               group stock

   The following illustration demonstrates the calculation of the number of votes to which each share of GlobalCenter group stock would be entitled on all matters on which the holders of Global Crossing group stock and the holders of GlobalCenter group stock vote as a single voting group, where the average market values calculation does result in the holders of GlobalCenter group stock holding more than 25% of the total voting power of all outstanding shares of common stock and therefore a reduction in the voting power of each share of GlobalCenter group stock is required. If:

  . 200 million shares of GlobalCenter group stock and 400 million shares of Global Crossing group stock were outstanding;

  . the average market value for the 20-trading day valuation period was $50 for GlobalCenter group stock; and

  . the average market value for the 20-trading day valuation period was $40 for Global Crossing group stock;

then each share of Global Crossing group stock would have one vote and each share of GlobalCenter group stock would have 1.25 votes based on the following calculation:

 average market value of        =$50 per share        =1.25 votes per share of
GlobalCenter group stock         $40 per share           GlobalCenter group
 average market value of                                 stock
  Global Crossing group
          stock

                     x     200 million     =
                           outstanding     250 million votes
                                                           =   38.5% of total
   1.25 votes per                                                  voting
      share of                                                 power held by
                           shares of                            GlobalCenter
                       GlobalCenter group                       group stock
 GlobalCenter group          stock
       stock

   Because the total voting power of GlobalCenter group stock would exceed the 25% limitation, Global Crossing Ltd. would calculate the maximum number of votes to which the holders of GlobalCenter group stock are entitled in the aggregate by using this formula:

                    x         =         25% of total voting power
                  x + y                   of common stock
   where:

  .x= the maximum number of votes to which the holders of outstanding shares of GlobalCenter group stock are entitled in the aggregate; and

  .y= the number of votes to which the holders of the outstanding shares of Global Crossing group stock are entitled, based on one vote per share.

   Applied to the foregoing facts, this formula results in the following:

                    x             =            0.25
                    x + y

                    x             =            0.25
                 x + 400,000,000

                    x             =            0.25x + 100,000,000

                   0.75x          =            100,000,000

                    x             =            133,333,333 maximumvotes for
                                               holders ofGlobalCenter group
                                               stock

   Global Crossing Ltd. would then calculate the maximum number of votes per share of GlobalCenter group stock as follows:

           x                             133,333,333    0.667 votes per share
    the number of shares of GlobalCenter
                                   =     200,000,000 =  of GlobalCenter group
          group stock outstanding                              stock


  Voting restrictions

   Under Global Crossing Ltd.'s bye-laws, if any shareholder owns, directly, indirectly or constructively under Section 958 of the U.S. Internal Revenue Code or beneficially directly or indirectly as a result of the possession of sole or shared voting power within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated under that act, more than 9.5% of the total voting power of Global Crossing Ltd. common shares, or, in the case of Canadian Imperial Bank of Commerce and its affiliates, collectively, more than 20% of the total voting power of Global Crossing Ltd. common shares, the number of votes of that shareholder will be limited to 9.5% of the aggregate voting power of the Global Crossing Ltd. common shares, or, in the case of Canadian Imperial Bank of Commerce and its affiliates, collectively, to 20% of the aggregate voting power of the Global Crossing Ltd. common shares, based on a formula contained in the bye-laws. The additional votes that could be cast by that shareholder but for the restrictions on voting rights will be allocated to the other shareholders, pro rata based on their number of shares of common stock. Shareholders that have been allocated additional votes may not exceed the voting limitation as a result of that allocation.

   Holders of shares of Global Crossing group stock and holders of GlobalCenter group stock are subject to the voting restrictions currently imposed on holders of existing Global Crossing Ltd. common stock.

Conversion and repurchase

  Conversion of common stock at option of Global Crossing Ltd. at any time

   Except as described below, Global Crossing Ltd.'s board of directors may at any time convert each share of GlobalCenter group stock into a number of shares of Global Crossing group stock or another class of Global Crossing Ltd. common stock, as determined by Global Crossing Ltd.'s board of directors at the time of conversion, equal to the applicable percentage described below of the ratio of the average market value of one share of GlobalCenter group stock to the average market value of one share of the other class of Global Crossing Ltd. common stock during a 20-trading day period. Similarly, except as described below, Global Crossing Ltd.'s board of directors may at any time convert each share of Global Crossing group stock into a number of shares of GlobalCenter group stock or another class of Global Crossing Ltd. common stock, as determined by Global Crossing Ltd.'s board of directors at the time of conversion, equal to a percentage of the ratio of the average market value of one share of Global Crossing group stock to the average market value of one share of the other class of Global Crossing Ltd. common stock during a 20-trading day period. Global Crossing Ltd. will calculate the ratio of average market values as of the fifth trading day prior to the date it mails the conversion notice to holders. The applicable percentage of the ratio of the average market values will be 120% during the first year following the implementation of the tracking stock proposal, 115% during the second year and 110% thereafter.

   Any optional conversion as described above can only be effected if, as of close of business on the last day of the 20-trading day period, the market capitalization of the class of common stock being issued in the conversion exceeds the market capitalization of the class of common stock being converted.

   In addition, if Global Crossing Ltd.'s board of directors determines to issue one or more classes of additional common stock, shares of that class or those classes could be convertible into Global Crossing group stock or GlobalCenter group stock on terms determined by Global Crossing Ltd.'s board of directors at the time of issuance.

   The premiums described above that are provided upon any conversion of GlobalCenter group stock are intended for the protection of the holders of that class of stock since a decision by Global Crossing Ltd. to convert that stock may be made without the consent of the holders of GlobalCenter group stock. The decrease in the premium from 20% to 10% over the first two years the GlobalCenter group stock is outstanding is intended to allow greater flexibility to Global Crossing Ltd. in using these provisions over time. Provisions similar to these, with comparable declining premiums, are included in the terms of tracking stocks of other public companies that have issued tracking stock. Accordingly, we believe these premiums are necessary in order for us to be able to successfully market the GlobalCenter group stock in the offering, while balancing the need for Global Crossing Ltd. to maintain flexibility in its capital structure.

   If a tax event occurs at any time, a factor of 100% rather than the percentages discussed above will be applied to the ratio of the average market values. This means that the holders of the class of stock being converted will not receive any premium in a conversion.

   The term "tax event" means the receipt by Global Crossing Ltd. of an opinion of tax counsel to the effect that, as a result of (a) any amendment to, official clarification of, or change or proposed change in, the laws, or interpretation or application of the laws, of Bermuda or the United States or any political subdivision or taxing authority thereof or therein, including:

  . the enactment of any legislation;

  . the publication of any judicial or regulatory decision, determination, pronouncement; or

  . any announced proposed change in law by an applicable legislative committee or the chair thereof, but not including a legislative proposal by an administration until acted upon by the applicable legislative committee or the chair thereof;

regardless of whether the amendment, clarification, change or proposed change is issued to or in connection with a proceeding involving Global Crossing Ltd. as a whole, the Global Crossing group or the GlobalCenter group and regardless of whether the amendment, clarification, change or proposed change is subject to appeal, there is more than an insubstantial risk that (b):

  . any issuance of Global Crossing group stock or GlobalCenter group stock would be treated for tax purposes as a sale or other taxable disposition by Global Crossing Ltd. or any of its subsidiaries of any of the assets, operations or relevant subsidiaries to which Global Crossing group stock or GlobalCenter group stock relates;

  . the issuance or existence of Global Crossing group stock or GlobalCenter group stock would subject Global Crossing Ltd., its subsidiaries, affiliates, successors or shareholders to the imposition of any tax or other adverse tax consequences that in the reasonable discretion and good faith of Global Crossing Ltd. are more than de minimis; or

  . either Global Crossing group stock or GlobalCenter group stock is not, or at any time in the future will not be, treated for tax purposes solely as common stock of Global Crossing Ltd.

   For purposes of rendering such an opinion, tax counsel will assume that any such legislative or administrative proposals will be adopted or enacted as proposed. For the avoidance of doubt, a tax event does not include the occurrence of any of the events listed in (a) above, if, as a result of a "grandfathering" provision, such event results in not more than an insubstantial risk that the issuance or existence of either Global Crossing group stock or Global Center group stock would result in any of the consequences described in (b) above.

   These provisions allow Global Crossing Ltd. the flexibility to recapitalize two classes of common stock into one class of common stock that would, after the recapitalization, represent an equity interest in the combined businesses of the Global Crossing group or the GlobalCenter group, as the case may be, and the group related to the class of common stock into which Global Crossing group stock or GlobalCenter group stock, as the case may be, is converted. The optional conversion could be exercised at any future time if Global Crossing Ltd.'s board of directors determines that, under particular facts and circumstances then existing, an equity structure consisting of these two classes of stock was no longer in the best interests of all of Global Crossing Ltd.'s shareholders. A conversion could be exercised, however, at a time that is disadvantageous to the holders of one class of stock. For additional information on the risks of a conversion and the limited remedies available to shareholders, see "Risk Factors--Holders of GlobalCenter group stock may not have any remedies for breach of fiduciary duties if any action by directors and officers has a disadvantageous effect on GlobalCenter group stock" and "-- Potential conflicts of interest exist between Global Crossing group stock and GlobalCenter group stock that may be difficult to resolve by Global Crossing Ltd.'s board of directors or that may be resolved adversely to one of the classes."

   Conversion would be based upon the relative market values of Global Crossing group stock or GlobalCenter group stock, as the case may be, and the group related to the class of common stock into which Global Crossing group stock or GlobalCenter group stock, as the case may be, is converted. Many factors could affect the market values of Global Crossing group stock, GlobalCenter group stock or the other class of stock, including Global Crossing Ltd.'s results of operations and those of each of the groups, trading volume and general economic and market conditions. Market values also could be affected by decisions by Global Crossing Ltd.'s board of directors or its management that investors perceive to affect differently one class of stock compared to the other. These decisions could include changes to Global Crossing Ltd.'s tracking stock policies, transfers of assets between groups, allocations of corporate opportunities and financing resources between the groups and changes in dividend policies.

   The following illustration demonstrates the calculation of the number of shares issuable upon conversion of one class of common stock into shares of another class of Global Crossing Ltd. common stock at Global Crossing Ltd.'s option at any time after the second year after the completion of this offering. If:

  . a tax event has not occurred;

  . 10 million shares of GlobalCenter group stock and 400 million shares of Global Crossing group stock were outstanding immediately prior to the conversion;

  . the average market value of one share of GlobalCenter group stock over the 20-trading day valuation period was $20; and

  . the average market value of one share of Global Crossing group stock over the 20-trading day valuation period was $40;

then each share of GlobalCenter group stock could be converted into 0.55 shares of Global Crossing group stock based on the following calculation:

                 average market value of
  110%  x GlobalCenter group stock    = shares of Global Crossing group stock
                 average market value of
               Global Crossing group stock

  1.1   x    $20 per share    =    0.55 shares of Global Crossing group stock
                   $40 per share

  Repurchase for stock of subsidiary

   Global Crossing Ltd.'s board of directors may at any time repurchase on a pro rata basis all of the outstanding shares of GlobalCenter group stock for shares of the common stock of one or more of Global Crossing Ltd.'s wholly-owned subsidiaries that own all of the assets and liabilities attributed to the relevant group.

   If the Global Crossing group still holds an inter-group interest in the GlobalCenter group at the time of any such repurchase of GlobalCenter group stock, the number of shares of those subsidiaries that Global Crossing Ltd. will exchange for GlobalCenter group stock in such repurchase will be equal to the product of the outstanding interest fraction and the number of shares of common stock of each subsidiary that will be outstanding immediately after the repurchase. Global Crossing Ltd. will retain the balance of the shares of those subsidiaries for the Global Crossing group or distribute them to the holders of Global Crossing group stock.

   If the Global Crossing group still holds an inter-group interest in the GlobalCenter group at the time of any such repurchase of Global Crossing group stock, Global Crossing Ltd. will exchange, in addition to shares of one of more subsidiaries that own all of the assets and liabilities attributed to the Global Crossing group, a number of shares of GlobalCenter group stock equal to the number of shares issuable with respect to the Global Crossing group's inter-group interest in the GlobalCenter group to either (1) the holders of Global Crossing group stock or (2) one or more of those Global Crossing group subsidiaries.

   Global Crossing Ltd. may repurchase shares of GlobalCenter group stock for subsidiary stock only if it has legally available funds under Bermuda law.

   These provisions are intended to give Global Crossing Ltd. increased flexibility with respect to spinning off the assets of the GlobalCenter group by transferring the assets of the GlobalCenter group to one or more wholly-owned subsidiaries. As a result of any such repurchase, each of the holders of Global Crossing group stock and the holders of GlobalCenter group stock would hold securities of separate legal entities operating in distinct lines of business. Global Crossing Ltd. currently does not have any intention of spinning off the assets of the GlobalCenter group; however, this repurchase could be authorized by Global Crossing Ltd.'s board of directors at any time in the future if it determines that, under the facts and circumstances then existing, an equity structure comprised of Global Crossing group stock and GlobalCenter group stock is no longer in the best interests of all of Global Crossing Ltd.'s shareholders as a whole.

   The following illustration demonstrates the provisions with respect to a repurchase of all of GlobalCenter group stock for shares of the common stock of one of Global Crossing Ltd.'s wholly-owned subsidiaries that owns all of the assets and liabilities attributed to the GlobalCenter group. If:

  . the Global Crossing group holds an 90% inter-group interest in the GlobalCenter group, resulting in a 10% outstanding interest fraction;

  . 100 million shares of common stock of that GlobalCenter group subsidiary would be outstanding immediately after the repurchase;

then Global Crossing Ltd. will exchange 10 million shares of common stock of that GlobalCenter group subsidiary for GlobalCenter group stock based on the following calculation:

     outstanding       x     the number of shares of common stock of that
                                                                   =     shares
    interest fraction                                              of
                                                                   GlobalCenter
                                                                       group
                                                                   subsidiary
                             GlobalCenter group subsidiary that will be outstanding immediately after the repurchase

      0.10             x     100 million            =          10 million
                                                               shares

As a result of the Global Crossing group's 90% inter-group interest, Global Crossing Ltd. would retain the remaining 90 million shares of common stock of that GlobalCenter group subsidiary for the Global Crossing group.

  Mandatory dividend, repurchase or conversion of stock if disposition of group assets occurs

   If Global Crossing Ltd. disposes of all or substantially all of the properties and assets attributed to the GlobalCenter group in a transaction or series of related transactions other than those described below under "-- Exceptions to the mandatory dividend, repurchase or conversion requirement if a disposition occurs," it is required to take action that returns the value of the net proceeds of those assets to the holders of the GlobalCenter group's stock. That action could take the form of a dividend, a repurchase of shares or a conversion into another class of Global Crossing Ltd.'s common stock.

   Accordingly, if Global Crossing Ltd. disposes of all or substantially all of the properties and assets attributed to the GlobalCenter group in a transaction or series of related transactions other than those described below, it will:

  . pay a dividend to the holders of shares of the GlobalCenter group's stock in cash and/or securities or other property having a fair value equal to the net proceeds of the disposition; or

  . if the disposition involves all of the properties and assets, repurchase all outstanding shares of the GlobalCenter group's stock for cash and/or securities or other property having a fair value equal to the net proceeds of the disposition; or

  . if the disposition involves substantially all, but not all, of the properties and assets, repurchase a number of shares of the GlobalCenter group's stock for cash and/or securities or other property having a fair value equal to the net proceeds of the disposition; the number of shares so repurchased will have in the aggregate an average market value, during the 10-trading day period beginning on the 51st trading day following the disposition date; or

  . convert each outstanding share of the GlobalCenter group's stock into a number of shares of another class of Global Crossing Ltd. common stock, as determined by Global Crossing Ltd.'s board of directors at the time of conversion, equal to the applicable percentage, described above under "Conversion of common stock at option of Global Crossing Ltd. at any time," of the ratio of the average market value of one share of stock of the group whose assets are disposed to the average market value of one share of the other class of Global Crossing Ltd. common stock during the 10-trading day period beginning on the 51st trading day following the disposition date.

   Global Crossing Ltd. may only pay a dividend or repurchase shares of GlobalCenter group stock if it has legally available funds under Bermuda law and the amount to be paid to holders is less than or equal to the available distribution amount for the GlobalCenter group. Global Crossing Ltd. will pay the dividend or complete the repurchase or conversion on or prior to the 120th trading day following the disposition date.

   For purposes of determining whether a disposition has occurred, "substantially all of the properties and assets" attributed to the GlobalCenter group means a portion of the properties and assets that represents at least 80% of the then fair value of the properties and assets attributed to the GlobalCenter group.

   The "net proceeds" of a disposition means an amount equal to what remains of the gross proceeds of the disposition after any payment of, or reasonable provision is made as determined by Global Crossing Ltd.'s board of directors for:

  . any taxes Global Crossing Ltd. estimates will be payable by it, or which it estimates would have been payable but for the utilization of tax benefits attributable to another group, in respect of the disposition or in respect of any resulting dividend or repurchase;

  . any transaction costs, including, without limitation, any legal, investment banking and accounting fees and expenses;

  . any liabilities of or attributed to the GlobalCenter group, including, without limitation, any liabilities for deferred taxes, any indemnity or guarantee obligations incurred in connection with the disposition or otherwise and any liabilities for future purchase price adjustments and any preferential amounts; and

  . any accumulated and unpaid dividends in respect of any preferred stock attributed to the GlobalCenter group.

   Global Crossing Ltd. may elect to pay the dividend or repurchase price either in the same form as the proceeds of the disposition were received or in any other combination of cash, securities or other property that Global Crossing Ltd.'s board of directors or determines will have an aggregate value of not less than the fair value of the net proceeds. For these purposes, (1) the fair value of securities that have been publicly traded for a period of at
least     will equal the market value of the securities, if determinable and
(2) the fair value of securities that have been publicly traded for a period
of less than     , securities for which the market value is not determinable and property other than cash or securities will be determined in good faith by Global Crossing Ltd.'s board of directors. Global Crossing Ltd.'s board of directors will not be required to obtain a third party fairness opinion in connection with this determination.

   The following illustration demonstrates the provisions requiring a mandatory dividend, repurchase or conversion if a disposition occurs following the second year after the consummation of this offering. If:

  . 10 million shares of GlobalCenter group stock were outstanding;

  . the Global Crossing group holds an 90% inter-group interest in the GlobalCenter group, resulting in a 10% outstanding interest fraction;

  . the net proceeds of the sale of substantially all, but not all, of the assets of the GlobalCenter group equals $100 million;

  . the average market value of GlobalCenter group stock during the 10-trading day valuation period was $20 per share; and

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  . the average market value of Global Crossing group stock during the 10-
    trading day valuation period was $40 per share;

then Global Crossing Ltd. could do any of the following:

     (1) pay a dividend to the holders of GlobalCenter group stock equal to:

       outstanding     x        net proceeds              =  dividend per share
        interest             number of outstanding
       fraction             shares of GlobalCenter
                                  group stock

             0.10      x          $100 million          =       $1 per share
                               10 million shares

   As a result of the Global Crossing group's 90% inter-group interest, Global Crossing Ltd. would credit to the Global Crossing group, and charge against the GlobalCenter group, $90 million.

     (2) repurchase for $20 per share a number of shares of GlobalCenter group stock equal to:

       outstanding     x        net proceeds           =              shares of
                            average market value             GlobalCenter group
        interest                     of                                 stock
       fraction              GlobalCenter group
                                    stock

             0.10       x        $100 million           =       500,000 shares
                                 $20 per share

   As a result of the Global Crossing group's 90% inter-group interest, Global Crossing Ltd. will effectively repurchase 4.5 million shares issuable with respect to the Global Crossing group's inter-group interest in the GlobalCenter group for $20 per share by crediting to the Global Crossing group, and charging against the GlobalCenter group, $90 million.

     (3) convert each outstanding share of GlobalCenter group stock into a number of shares of Global Crossing group stock equal to:

      110%     x          =      shares of Global Crossing group stock
                          average market value of
                         Global Center group stock
                          average market value of
                        Global Crossing group stock

             1.1x$20 per share= 0.55 shares of Global Crossing group stock
                              $40 per share

   Global Crossing Ltd.'s board of directors may, within two years after a dividend or repurchase following a disposition of substantially all, but not all, of the properties and assets attributed to the GlobalCenter group, convert each outstanding share of the GlobalCenter group's stock into a number of shares of another class of Global Crossing Ltd. common stock, as determined by Global Crossing Ltd.'s board of directors at the time of conversion, equal to 110% of the ratio of the average market values of one share of stock of the GlobalCenter group to one share of the other class of Global Crossing Ltd.'s common stock over a 20-trading day period, unless Global Crossing Ltd. would be entitled to convert without any premium as described under "--Conversion of common stock at option of Global Crossing Ltd. at any time." In that event, there will be no premium. Global Crossing Ltd. will calculate the ratio of average market values as of the fifth trading day prior to the date it mails the conversion notice to holders.

   The following illustration demonstrates the calculation of the number of shares issuable upon conversion of GlobalCenter group stock into shares of another class of Global Crossing Ltd. common stock within two years after a dividend following a disposition of substantially all of the GlobalCenter group's assets. If:

  . the Global Crossing group holds an 90% inter-group interest in the GlobalCenter group, resulting in a 10% outstanding interest fraction;

  . the average market value of GlobalCenter group stock during the 20-trading day valuation period was $20 per share; and

  . the average market value of Global Crossing group stock during the 20-trading day valuation period was $80 per share;

then each share of GlobalCenter group stock could be converted into 0.275 shares of Global Crossing group stock based on the following calculation:

                      average market value
                               of
    110%x GlobalCenter group stock =shares of Global Crossing  group stock
                      average market value
                               of
                         Global Crossing
                           group stock

    1.1   x    $20 per share    =    0.275 shares of Global Crossing
                      $80 per share                  group stock

   Exceptions to the mandatory dividend, repurchase or conversion requirement if a disposition occurs. Global Crossing Ltd. is not required to take any of the above actions for any disposition of all or substantially all of the properties and assets attributed to the GlobalCenter group in a transaction or class of related transactions that results in Global Crossing Ltd. receiving for those properties and assets primarily equity securities of any entity which:

  . acquires those properties or assets or succeeds to the business conducted with those properties or assets or controls such acquiror or successor; and

  . is primarily engaged or proposes to engage primarily in one or more businesses similar or complementary to the business conducted by the GlobalCenter group prior to the disposition, as determined by Global Crossing Ltd.'s board of directors.

   The purpose of this exception is to enable Global Crossing Ltd. technically to "dispose" of properties or assets of a group to other entities, including joint ventures, engaged or proposing to engage in businesses similar or complementary to those of the GlobalCenter group without requiring a dividend on, or a repurchase or conversion of, the class of stock of the GlobalCenter group, so long as Global Crossing Ltd. receives an equity interest in that entity. Global Crossing Ltd. is not required to control that entity, whether by ownership or contract provisions.

   Global Crossing Ltd. is also not required to effect a dividend, repurchase or conversion if the disposition is:

  . of all or substantially all of Global Crossing Ltd.'s properties and assets in one transaction or a series of related transactions in connection with its dissolution and the distribution of its assets to shareholders;

  . on a pro rata basis, such as in a spin-off, to the holders of all outstanding shares of GlobalCenter group stock and, to the extent that the GlobalCenter group holds an inter-group interest in the group whose assets are being disposed, the group not subject to the disposition;

  . made to any person or entity controlled by Global Crossing Ltd., as determined by Global Crossing Ltd.'s board of directors; or

  . a disposition conditioned upon the affirmative vote of a majority of all votes cast by the holders of the GlobalCenter group's stock, voting as a separate class.

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

   Notices if disposition of group assets occurs. Not later than the 20th trading day after the consummation of a disposition, Global Crossing Ltd. will announce publicly by press release:

  . the net proceeds of the disposition;

  . the number of shares outstanding of GlobalCenter group stock;

  . the number of shares of the GlobalCenter group's stock into or for which convertible securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price of those convertible securities; and

  . if applicable, the outstanding interest fraction on the date of the notice.

   Not earlier than the 36th trading day and not later than the 40th trading day after the consummation of the disposition, Global Crossing Ltd. will announce publicly by press release whether it will pay a dividend or repurchase shares of stock with the net proceeds of the disposition or convert the shares of GlobalCenter group stock into another class of Global Crossing Ltd. common stock.

   Global Crossing Ltd. will mail to each holder of shares of the GlobalCenter group the additional notices and other information required by Global Crossing Ltd.'s bye-laws.

   Selection of shares for repurchase. If fewer than all of the outstanding shares of GlobalCenter stock are to be repurchased, Global Crossing Ltd. will repurchase those shares proportionately from among the holders of outstanding shares of GlobalCenter group stock or by such method as may be determined by Global Crossing Ltd.'s board of directors to be equitable.

   Fractional interests; transfer taxes. Global Crossing Ltd. will not be required to issue fractional shares of any capital stock or any fractional securities to any holder of GlobalCenter group stock upon any conversion, repurchase, dividend or other distribution described above. If a fraction is not issued to a holder, Global Crossing Ltd. will pay cash instead of that fraction.

   Global Crossing Ltd. will pay all documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issue or delivery of any shares of capital stock and/or other securities on repurchase or conversion of shares.

  Liquidation rights

   Currently, in the event of dissolution of Global Crossing Ltd. after payment or provision for payment of its debts and other liabilities and the payment of full preferential amounts to which the holders of any preferred stock are entitled, the holders of existing common stock are entitled to share equally in Global Crossing Ltd.'s remaining net assets.

   In the event of Global Crossing Ltd.'s dissolution, after payment or provision for payment of the debts and other liabilities and full preferential amounts to which holders of any preferred stock are entitled, the holders of Global Crossing group stock, the holders of GlobalCenter group stock and the holders of any additional tracking stock that is subsequently created will be entitled to receive Global Crossing Ltd.'s assets remaining, if any, for distribution to holders of common stock on a per share basis in proportion to the liquidation units per share of such class.

   The liquidation rights of the class will be as follows:

  . each share of Global Crossing group stock will have one liquidation unit;
    and

  . each share of GlobalCenter group stock will have a number of liquidation units equal to the quotient of the average market value of a share of GlobalCenter group stock over the 20-trading day period ending on the 40th trading day after the initial issuance of the GlobalCenter group stock, divided by the average market value of a share of Global Crossing group stock over the same period; and

  . if we issue an additional class or classes of common stock, each share of an additional class of common stock will have a number of liquidation units, including a fraction of one liquidation unit, as Global Crossing Ltd.'s board of directors shall determine at the time of issuance.

   After the number of liquidation units to which each share of GlobalCenter group stock is entitled has been calculated in accordance with this formula, the number of liquidation units to which each share of GlobalCenter group stock is entitled will not be changed without the approval of the holders of GlobalCenter group stock voting as a separate voting group, except in the limited circumstances described below. As a result, after the date of the calculation of the number of liquidation units to which GlobalCenter group stock is entitled, the liquidation rights of the holders of GlobalCenter group stock may not bear any relationship to the relative market values or the relative voting rights of the two classes and any additional class of tracking stock.

   No holder of GlobalCenter group stock will have any special right to receive specific assets of the GlobalCenter group in the case of Global Crossing Ltd.'s dissolution.

   If Global Crossing Ltd. subdivides or combines the outstanding shares of GlobalCenter group stock or declares a dividend or other distribution of shares of GlobalCenter group stock to holders of GlobalCenter group stock, the number of liquidation units of the other class or classes of stock will be appropriately adjusted. This adjustment will be made by Global Crossing Ltd.'s board of directors, to avoid any dilution in the aggregate, relative liquidation rights of any class of stock.

   Neither a consolidation, merger or share exchange of Global Crossing Ltd. into or with any other corporation, nor any sale, conveyance, lease, exchange or transfer of all or substantially all of its assets, will, alone, be deemed to cause the dissolution of Global Crossing Ltd., for purposes of these liquidation provisions.

  Determinations by the board of directors

   Any determinations made in good faith by Global Crossing Ltd.'s board of directors with respect to GlobalCenter group stock and Global Crossing group stock will be final and binding on all of Global Crossing Ltd.'s shareholders.

  Preemptive rights

   The holders of GlobalCenter group stock will not have any preemptive rights.

Global Crossing group stock

  Inter-group interest

   The Global Crossing group's inter-group interest in the GlobalCenter group, and the limitations on the GlobalCenter group's ability to acquire an inter-group interest in the Global Crossing group, are described under "-- GlobalCenter group stock--Inter-group interest."

  Dividends

   Dividends on Global Crossing group stock will be limited to the lesser of:

  . the funds of Global Crossing Ltd. legally available for distributions under Bermuda law; and

  . the Global Crossing group available distribution amount.

   The Global Crossing group available distribution amount will be calculated in a manner similar to the manner in which the GlobalCenter group available distribution amount is calculated. See "--GlobalCenter group stock-- Dividends."

   If the Global Crossing group's inter-group interest in the GlobalCenter group has been eliminated and the GlobalCenter group has acquired an inter-group interest in the Global Crossing group, at the time of any dividend on the outstanding shares of Global Crossing group stock, Global Crossing Ltd. will credit to the combined financial statements of the GlobalCenter group, and charge against the combined financial statements of the Global Crossing group, a corresponding amount in respect of the GlobalCenter group's inter-group interest in the Global Crossing group.

  Conversion and Repurchase

   Global Crossing group stock is subject to the conversion and repurchase provisions described under "--GlobalCenter group stock--Conversion and repurchase."

  Voting rights

   The holders of Global Crossing group stock have the voting rights described under "--GlobalCenter group stock--Voting rights."

  Liquidation rights

   In the event of the dissolution of Global Crossing Ltd., the holders of Global Crossing group stock are entitled to receive funds as described under "--GlobalCenter group stock--Liquidation rights."

  Preemptive rights

   The holders of Global Crossing group stock will not have any preemptive rights.

Additional classes of common stock

   Although Global Crossing Ltd. does not have any current plan to issue any additional classes of common stock, Global Crossing Ltd.'s board of directors may decide to authorize the issuance of shares of one or more classes of common stock in addition to Global Crossing group stock and GlobalCenter group stock. Global Crossing Ltd.'s board of directors will have the authority to do so in its sole discretion and without further shareholder approval, except as may be provided by Bermuda law, Nasdaq listing rules or the rules of any stock exchange on which any class of outstanding common stock may then be listed.

   If Global Crossing Ltd.'s board of directors decides to issue additional classes of common stock, Global Crossing Ltd. may establish a new group to which such new class of common stock relates either by allocating to it newly acquired assets or by reallocating to it assets and liabilities from any one or more of the Global Crossing group, the GlobalCenter group or any previously created additional group. In the latter case, the group or groups to which those assets and liabilities were previously attributed would hold an inter-group interest in the new group.

   At the time of issuance of any class of additional common stock, Global Crossing Ltd.'s board of directors will determine the dividend, voting and liquidation rights and conversion, repurchase and other provisions applicable to that additional common stock. Any additional common stock issued may be convertible into either Global Crossing group stock or GlobalCenter group stock on such terms as may be determined by Global Crossing Ltd.'s board of directors.

   Global Crossing Ltd.'s board of directors also may determine at the time of issuance of any additional common stock that the additional group may acquire an inter-group interest in either the Global Crossing group or the GlobalCenter group, or both. Alternatively, Global Crossing Ltd.'s board of directors may permit the Global Crossing group or the GlobalCenter group, or both, to acquire an inter-group interest in the additional group.

   Share dividends in Global Crossing group stock or GlobalCenter group stock and distributions of assets attributed to the Global Crossing group or the GlobalCenter group to the holders of additional tracking stock may be made only with respect to that additional group's inter-group interest, if any, in the particular group.

Certain anti-takeover provisions of Bermuda law and Global Crossing Ltd.'s bye-laws

   The following discussion concerns certain provisions of Bermuda law and Global Crossing Ltd.'s bye-laws that could be viewed as having the effect of discouraging an attempt to obtain control of Global Crossing Ltd.

  Authorized but unissued shares of common stock

   Global Crossing Ltd. may from time to time issue up to 4,500,000,000 shares of common stock in two or more classes, as determined by its board of directors. Global Crossing Ltd. will not solicit approval of its shareholders for the issuance of authorized but unissued shares of common stock unless Global Crossing Ltd.'s board of directors believes that approval is advisable or is required by Bermuda law, Nasdaq listing rules or stock exchange rules.

   The existence of authorized, unissued and unreserved common stock could enable Global Crossing Ltd.'s board of directors to issue shares to persons friendly to current management, which could render more difficult, or discourage, an attempt to obtain control of Global Crossing Ltd. by means of a merger, tender offer, proxy contest or otherwise, and protect the continuity of Global Crossing Ltd.'s management. These additional shares also could be used to dilute the share ownership of persons seeking to obtain control of Global Crossing Ltd.

   The existence of tracking stock, as opposed to a stand-alone entity, may limit potential unsolicited acquisitions since a person interested in acquiring only one group without negotiation with Global Crossing Ltd.'s management would still be required to seek control of the voting power represented by all of the outstanding common stock of Global Crossing Ltd. entitled to vote on that acquisition, including the classes of common shares related to the other groups.

  Shareholder nominations and proposals

   Global Crossing Ltd.'s bye-laws provide that any shareholder may present a nomination for a directorship or a proposal at an annual meeting of shareholders only if the nominee for director has been approved by the board of directors or advance notice of a nomination or proposal has been delivered to Global Crossing Ltd. not less than 120 days or more than 150 days prior to date which is 12 months after the anniversary of the release of the proxy statement to shareholders for the annual meeting held in the prior year.

   The foregoing notice must describe, among other things, all information relating to each nominee for director that is required to be disclosed in solicitations of proxies for election of directors and the number of shares owned by such person.

   These procedural requirements could have the effect of delaying or preventing the submission of matters proposed by any shareholder to a vote of the shareholders.

  Voting and transfer restrictions

   Voting restriction. Pursuant to Global Crossing Ltd.'s bye-laws, each share of Global Crossing Ltd. common stock has one vote, except that if any shareholder owns, directly, indirectly or constructively under Section 958 of the Internal Revenue Code or beneficially directly or indirectly as a result of the possession of sole or shared voting power within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated under that act, more than 9.5% of the voting power of the common stock, or, in the case of Canadian Imperial Bank of Commerce and its affiliates, collectively, more than 20% of the total voting power of the Global Crossing Ltd. capital stock, the number of votes of that shareholder will be limited to 9.5% of the aggregate voting power of the Global Crossing Ltd. common stock, or, in the case of Canadian Imperial Bank of Commerce and its affiliates, collectively, to 20% of the aggregate voting power of the Global Crossing Ltd. capital stock, based on a formula contained in the bye-laws. The additional votes that could be cast by that shareholder but for the restrictions on voting rights will be allocated to the other shareholders, pro rata based on their number of shares of common stock. Shareholders that have been allocated additional votes may not exceed the voting limitation as a result of that allocation.

   Transfer restriction. The bye-laws also provide that any transfer of shares of common stock or any interest in those shares that results in a shareholder, other than Pacific Capital Group, GKW Unified Holdings, Canadian Imperial Bank of Commerce, Continental Casualty Company or MRCo or their affiliates or certain lenders to any of them, beneficially owning within the meaning of Section 13(d) of the Exchange Act, directly or indirectly, 5% of the outstanding shares of common stock, if that shareholder is a natural person, or otherwise 9.5% of the outstanding shares of common stock, without the approval of a majority of the members of the board of directors and of a majority of votes cast by shareholders at a meeting called to approve the transfer will not be registered in the share register and will be void and of no effect. Amendments to the voting reallocation and transfer restriction provisions of the bye-laws require the approval of Global Crossing Ltd.'s board of directors and shareholders holding at least 75% of the votes of all outstanding shares of common stock. In the event of any amendment to these bye-laws, under certain circumstances, Global Crossing Ltd. has the obligation to indemnify and hold harmless any shareholder who, as a result of that amendment, becomes subject to treatment as a "U.S. Shareholder" for purposes of Section 951 et seq. of the Internal Revenue Code from and against all losses, costs, damages, liabilities and expenses directly or indirectly arising out of that treatment.

   These voting reallocation and transfer restrictions could make it difficult for any person or group of persons acting in concert, other than certain existing owners, to acquire control of Global Crossing Ltd. without approval of Global Crossing Ltd.'s board of directors.

  Staggered board

   Global Crossing Ltd.'s board of directors is divided into three classes of directors serving staggered three-year terms. Each class consists of, as nearly as possible, one-third of the total number of directors.

   The classification of directors makes it more difficult for shareholders to change the composition of Global Crossing Ltd.'s board of directors. At least two annual meetings of shareholders, instead of one, generally will be required to change the majority of Global Crossing Ltd.'s board of directors. The classification provisions of Global Crossing Ltd.'s bye-laws could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of Global Crossing Ltd.

Stock transfer agent and registrar

   Global Crossing Ltd.'s existing stock transfer agent and registrar, EquiServe, will act as the stock transfer agent and registrar for both Global Crossing group stock and GlobalCenter group stock.

      UNITED STATES FEDERAL INCOME TAX AND BERMUDA TAX CONSEQUENCES

United States federal income tax consequences

   The following discussion is a summary of the material United States federal income tax consequences to United States persons of the ownership of GlobalCenter group stock. This discussion is based on the Internal Revenue Code, applicable Treasury regulations, administrative rulings and pronouncements and judicial decisions as of the date of this document, all of which could change. Any change, which may be retroactive, could alter the tax consequences we discuss in this document. In particular, Congress could enact legislation affecting the treatment of stock with characteristics similar to GlobalCenter group stock, or the Treasury could issue regulations that change current law. Any future legislation or regulations could apply retroactively to the offering of GlobalCenter group stock. Unless otherwise specified, when we use the term "Global Crossing Ltd." in this discussion, we are referring to Global Crossing Ltd. without any of its subsidiaries. You are a United States person if you are

  . a citizen or resident of the United States;

  . a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

  . an estate, the income of which is subject to United States federal income taxation regardless of its source;

  . a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

   The discussion below, except where specifically noted, does not address the effects of any state, local or non-United States tax laws. In addition, the discussion below assumes that you hold your GlobalCenter group stock and will hold your GlobalCenter group stock as a capital asset, and does not address the tax consequences that may be relevant to you in light of your particular circumstances. Moreover, it does not present a description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

  . a dealer in securities or currencies;

  . a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

  . a financial institution;

  . an insurance company;

  . a tax-exempt organization;

  . a person liable for alternative minimum tax;

  . a person holding stock as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

  . a person owning 10% or more of the voting stock of Global Crossing Ltd.
    or any of its non-United States corporate subsidiaries;

  . a United States person whose "functional currency" is not the United
    States dollar; or

  . not a United States person.

   Tax matters are very complicated, and the tax consequences to you of the purchase, ownership or disposition of GlobalCenter group stock will depend upon the facts of your particular situation. We encourage you to consult your own tax advisors with regard to the application of the federal income tax laws, as well as to the applicability and effect of any state, local or foreign tax laws to which you may be subject.

   In the opinion of Simpson Thacher & Bartlett, our counsel, for federal income tax purposes, GlobalCenter group stock will be considered common stock of Global Crossing Ltd. Accordingly, for federal income tax purposes, we believe neither you nor Global Crossing Ltd. or any of its subsidiaries will recognize any income, gain or loss as a result of the issuance of GlobalCenter group stock.

   No ruling has been sought from the Internal Revenue Service, which we refer to as the "IRS." The IRS has announced that it will not issue advance rulings on the classification of an instrument whose dividend rights are determined by reference to the earnings of a segregated portion of the issuing corporation's assets, including assets held by a subsidiary. Simpson Thacher & Bartlett's opinion is not binding on the IRS. In addition, there are no court decisions or other authorities bearing directly on the classification of instruments with characteristics similar to those of GlobalCenter group stock. It is possible, therefore, that the IRS could assert that the issuance of GlobalCenter group stock could result in taxation to Global Crossing Ltd. or its subsidiaries.

   The Clinton Administration proposed legislation in February 2000 dealing with tracking stock such as GlobalCenter group stock. Such proposal would, among other things, grant authority to the Secretary of the Treasury to treat tracking stock as something other than stock or as stock of another entity. The proposal also would treat the receipt of stock similar to GlobalCenter group stock in exchange for other stock in the corporation or in a distribution by the issuing corporation as taxable to the shareholders. If this proposal is enacted, it could have adverse tax consequences for you or Global Crossing Ltd. or any of its subsidiaries. Specifically, if the proposal is enacted, holders of GlobalCenter group stock could be taxed on the receipt of GlobalCenter group stock or Global Crossing group stock distributed as a dividend or Global Crossing group stock distributed in exchange for your GlobalCenter group stock. A similar proposal was made in 1999. Congress did not act on the 1999 proposal, and Global Crossing Ltd. cannot predict whether Congress will act upon this proposal or any other proposal relating to tracking stock. Global Crossing Ltd. may convert GlobalCenter group stock or Global Crossing group stock into shares of the other series without any premium if there is more than an insubstantial risk of adverse United States federal income tax developments. The proposal of the Clinton Administration would be such an adverse development if it is implemented or results in certain legislative action.

  Distributions

   Distributions made to you on or with respect to GlobalCenter group stock will be treated as dividends and will be taxable as ordinary income to the extent that those distributions are made out of Global Crossing Ltd.'s current or accumulated earnings and profits as determined for United States federal income tax purposes. Subject to the passive foreign investment company rules discussed below, to the extent that the amount of any distribution exceeds Global Crossing Ltd.'s current or accumulated earnings and profits for a taxable year, the excess will be treated as a tax-free return of capital which reduces your tax basis in the GlobalCenter group stock to the extent of the tax basis, and any remaining amount will be treated as capital gain from the sale or exchange of property. If you are a corporation you generally will not be entitled to claim a dividends received deduction with respect to distributions made on or with respect to your GlobalCenter group stock because Global Crossing Ltd. is a foreign corporation. Global Crossing Ltd. does not currently pay dividends on its common stock and does not anticipate paying dividends on GlobalCenter group stock in the foreseeable future.

   For so long as Global Crossing Ltd. is a "United States-owned foreign corporation", distributions with respect to the GlobalCenter group stock that are taxable as dividends generally will be treated for United States foreign tax credit purposes as either (1) foreign source "passive income" or, in the case of some holders of GlobalCenter group stock, foreign source "financial services income" or (2) United States source income, in proportion to the earnings and profits of Global Crossing Ltd. in the year of the distribution allocable to foreign and United States sources, respectively. For this purpose, Global Crossing Ltd. will be treated as a United States-owned foreign corporation so long as stock representing 50% or more of the voting power or value of Global Crossing Ltd. is owned, directly or indirectly, by United States persons.

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

  Disposition

   Subject to the passive foreign investment company and controlled foreign corporations rules discussed below, gain or loss you realize on the sale, exchange or other taxable disposition of GlobalCenter group stock will be subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on that sale, exchange or other disposition and your adjusted tax basis in the GlobalCenter group stock surrendered. The gain or loss will be long term capital gain or loss if your holding period for the GlobalCenter group stock is more than one year. Any gain or loss so realized will generally be United States source. Your ability to deduct capital losses is subject to limitations.

  Passive Foreign Investment Company

   In general, Global Crossing Ltd. will be classified as a "passive foreign investment company" for any taxable year if either (1) at least 75% of Global Crossing Ltd.'s gross income is passive income or (2) at least 50% of the value, determined on the basis of a quarterly average, of Global Crossing Ltd.'s assets produce or are held for the production of passive income. If Global Crossing Ltd. owns at least 25%, by value, of another company's stock, Global Crossing Ltd. will be treated, for purposes of the passive foreign investment company rules, as owning its proportionate share of the assets and receiving its proportionate share of the income of that company. We believe that Global Crossing Ltd. is not a passive foreign investment company and we do not expect it to become a passive foreign investment company in the future for United States federal income tax purposes, although we cannot assure you in this regard. See "Risk Factors--Holders of GlobalCenter group stock may be subject to Foreign Personal Holding Company, Passive Foreign Investment Company, Controlled Foreign Corporation and Personal Holding Company rules". This conclusion is a factual determination made annually and is subject to change. In addition, it is based, in part, on interpretations of existing law that we believe are reasonable, but which have not been approved by any taxing authority.

   If Global Crossing Ltd. is classified as a passive foreign investment company in any year with respect to which a United States person is a shareholder, Global Crossing Ltd. generally will continue to be treated as a passive foreign investment company with respect to that shareholder in all succeeding years, regardless of whether it continues to meet the income or asset test described above, subject to certain possible shareholder elections that may apply in some circumstances.

   If Global Crossing Ltd. is treated as a passive foreign investment company:

  . Distributions made by Global Crossing Ltd., including distributions made on or with respect to GlobalCenter group stock, during a taxable year to a shareholder with respect to its stock that are "excess distributions", which are generally defined as the excess of the amount received with respect to that stock in any taxable year over 125% of the average received in the shorter of either the three previous years or the shareholder's holding period before the taxable year, must be allocated ratably to each day of the shareholder's holding period. The amounts allocated to the current taxable year and to taxable years before the first year in which Global Crossing Ltd. was classified as a passive foreign investment company are included as ordinary income in the shareholder's gross income for that current year. The amount allocated to each other prior passive foreign investment company taxable year is subject to tax at the highest rate in effect for that taxable year and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes.

  . The entire amount of any gain realized upon the sale or other disposition including for these purposes, a pledge of GlobalCenter group stock, will be treated as an excess distribution made in the year of sale or other disposition. As a result, that gain will be treated as ordinary income and, to the extent allocated to PFIC years before the year of sale or disposition, will be subject to the interest charge described above. In addition, shareholders who acquire their GlobalCenter group stock from decedents generally will not receive a "stepped up" basis in the stock. Instead, these shareholders will have a tax basis equal to the lower of the fair market value of the stock or the decedent's basis.

   The special passive foreign investment company tax rules described above will not apply to a holder of GlobalCenter group stock if the shareholder (1) elects to have Global Crossing Ltd. treated as a "qualified electing fund" or
(2) makes a mark to market election.

  . Qualified electing fund election. If Global Crossing Ltd. is treated as a passive foreign investment company, it intends to notify its shareholders and to provide to its shareholders all information that may be required to make the qualified electing fund election effective. A shareholder that makes a qualified electing fund election will be taxable currently on its pro rata share of Global Crossing Ltd.'s ordinary earnings and net capital gain, at ordinary income and capital gain rates, respectively, for each taxable year of Global Crossing Ltd. during which it is treated as a passive foreign investment company, regardless of whether or not distributions were received. The shareholder's basis in the GlobalCenter group stock will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the GlobalCenter group stock and will not be taxed again as a distribution to the shareholder.

  . Mark to market election. The mark to market election is only available with respect to stock that is regularly traded on a qualified exchange, including specified United States exchanges and other exchanges designated by the United States Treasury. We have applied to list the GlobalCenter group stock on the Nasdaq National Market which is a qualified exchange for purposes of the mark to market election, although no assurance can be given that the GlobalCenter group stock will be regularly traded for these purposes. In general, an electing shareholder will include in each year as ordinary income the excess, if any, of the fair market value of that stock at the end of the taxable year over its adjusted basis and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of that stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark to market election. The electing shareholder's basis in the stock will be adjusted to reflect any of these income or loss amounts. Any gain or loss on the sale of the GlobalCenter group stock will be ordinary income or loss, except that a loss will be ordinary loss only to the extent of the previously included net mark to market gain.

   A shareholder who owns GlobalCenter group stock during any year that Global Crossing Ltd. is a passive foreign investment company must file IRS Form 8621. Shareholders are urged to consult their tax advisors concerning the United States federal income tax consequences of holding GlobalCenter group stock if Global Crossing Ltd. is a passive foreign investment company, including the advisability and availability of making any of the elections described above.

  Foreign Personal Holding Company

   A foreign corporation will be classified as a foreign personal holding company if:

  . at any time during the corporation's taxable year, five or fewer individuals, who are United States citizens or residents, directly or indirectly own more than 50% of the corporation's stock by either voting power or value; we refer to this as the "shareholder test"; and

  . the corporation receives at least 60% of its gross income (50% after the initial year of qualification), as adjusted, for the taxable year from certain passive sources; we refer to this as the "income test."

   It is possible that Global Crossing Ltd. or one of its non-United States subsidiaries will meet the income test in a given year. However, we do not expect that the shareholder test will be met. Accordingly, it is not expected that Global Crossing Ltd. or any of its non-United States subsidiaries will be treated as a foreign personal holding company, although we cannot assure you in this regard. Global Crossing Ltd. intends to manage its affairs so as to attempt to avoid or minimize having income imputed to its shareholders under these rules, to the extent this management of its affairs is consistent with its business goals.

   If Global Crossing Ltd. or one of its non-United States subsidiaries were classified as a foreign personal holding company, all shareholders, including certain indirect holders, regardless of their percentage ownership, would be required to include in income, as a dividend, their pro rata share of Global Crossing Ltd.'s or its relevant non-United States subsidiary's undistributed foreign personal holding company income if they were holders on the last day of Global Crossing Ltd.'s taxable year or, if earlier, the last day on which Global Crossing Ltd. satisfied the shareholder test. Foreign personal holding company income is generally equal to taxable income with certain adjustments. In addition, if Global Crossing Ltd. were classified as a foreign personal holding company, shareholders who acquire their GlobalCenter group stock from decedents would not receive a "stepped-up" basis in that stock. Instead, these shareholders would have a tax basis equal to the lower of the fair market value of the stock or the decedent's basis.

  Personal Holding Company

   A corporation classified as a personal holding company is subject to a 39.6% tax on its undistributed personal holding company income. Foreign corporations like Global Crossing Ltd. determine their liability for personal holding company tax by considering only (1) gross income derived from United States sources and (2) gross income that is effectively connected with a United States trade or business. A corporation will be classified as a personal holding company if:

  . at any time during the last half of the corporation's taxable year, five or fewer individuals own more than 50% of the corporation's stock measured by value, directly or indirectly; and

  . the corporation receives at least 60% of its adjusted gross income from certain passive sources.

   However, if a corporation is a foreign personal holding company or a passive foreign investment company, it cannot be a personal holding company. It is possible that Global Crossing Ltd. or one of its subsidiaries will meet the income test in a given year. However, it is not expected that the shareholder test will be met. Accordingly, it is not expected that Global Crossing Ltd. or any of its subsidiaries will be treated as a personal holding company, although we cannot assure you in this regard. Global Crossing Ltd. intends to manage its affairs so as to attempt to avoid or minimize the imposition of the personal holding company tax, to the extent this management of its affairs is consistent with its business goals.

  Controlled Foreign Corporations

   For purposes of this discussion, when we use the term "10% United States shareholders", we mean United States persons who individually own, or are deemed for United States federal income tax purposes to own, under complex attribution and constructive ownership rules, 10% or more of the voting stock of Global Crossing Ltd. or any of its non-United States subsidiaries.

   If 10% United States shareholders own, in the aggregate, more than 50%, measured by voting power or value, of the shares of Global Crossing Ltd. or any of its non-United States corporate subsidiaries, directly, indirectly, or by attribution, Global Crossing Ltd. or any of its non-United States subsidiaries would be a controlled foreign corporation. If characterized as controlled foreign corporations, then a portion of the undistributed income of Global Crossing Ltd. and its non-United States subsidiaries may be includible in the taxable income of 10% United States shareholders of those entities, and a portion of the gain recognized by 10% United States shareholders on the disposition of their shares in Global Crossing Ltd., including shares of GlobalCenter group stock, which could otherwise qualify for capital gains treatment, may be converted into ordinary dividend income. It is possible that Global Crossing Ltd. and its non-United States subsidiaries may be controlled foreign corporations or may become controlled foreign corporations in the future. However, as discussed above, controlled foreign corporation status generally only has potentially adverse consequences to 10% United States shareholders.

   In order to attempt to prevent any United States person from being a 10% United States shareholder of Global Crossing Ltd., the bye-laws of Global Crossing Ltd. generally provide, among other things, that no holder of common stock in Global Crossing Ltd. or any group of holders through whom ownership may be attributed to another holder by the constructive ownership or attribution rules of Section 958 of the Internal Revenue Code will be allowed to cast votes with respect to more than 9.5% of the common stock, and some restrictions have been placed on the transferability of shares. See "Description of Capital Stock--Certain anti-takeover provisions of Bermuda law and Global Crossing Ltd.'s bye-laws--Voting and transfer restrictions." We cannot assure you that these limitations will prevent the characterization of Global Crossing Ltd. or any of its non-United States subsidiaries as a controlled foreign corporation or of any shareholder as a 10% United States shareholder. However, a shareholder that owns directly less than 10% of the common stock generally will not be treated as a 10% United States shareholder unless it is attributed common stock owned by other shareholders.

  Information Reporting and Backup Withholding

   In general, information reporting requirements will apply to dividends in respect of the GlobalCenter group stock or the proceeds received on the sale, exchange, or redemption of the GlobalCenter group stock paid within the United States and, in some cases, outside of the United States, to shareholders other than certain exempt recipients, such as corporations, and a 31% backup withholding may apply to the amounts if the shareholder fails to provide an accurate taxpayer identification number or to report dividends required to be shown on its United States federal income tax returns. The amount of any backup withholding from a payment to a shareholder will be allowable as a refund or credit against the shareholder's United States federal income tax liability, provided that the required information or appropriate claim for refund is furnished to the Internal Revenue Service.

Bermuda tax consequences

   As of the date of this document, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable in respect of capital gains realized on a disposition of GlobalCenter group stock or in respect of distributions made on or with respect to GlobalCenter group stock. Under current Bermuda law, neither Global Crossing Ltd. nor GlobalCenter is subject to tax on income or capital gains. Furthermore, Global Crossing Ltd. has obtained from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of that tax will not be applicable to Global Crossing Ltd. or to any of its operations or the shares, debentures or other obligations of Global Crossing Ltd., until March 28, 2016. This undertaking does not, however, prevent the application of any tax or duty to persons ordinarily resident in Bermuda or of any tax payable pursuant to The Land Tax Act 1967 of Bermuda or otherwise payable in relation to land leased to Global Crossing Ltd.

                                 UNDERWRITERS

   Under the terms and subject to the conditions contained in an underwriting
agreement dated    , 2000, the underwriters named below, for whom Morgan
Stanley & Co. Incorporated, Credit Suisse First Boston Corporation, Chase Securities, Inc., Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Goldman, Sachs & Co., Salomon Smith Barney Inc. and Gerard Klauer Mattison Co., Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of GlobalCenter group stock set forth opposite the names of the underwriters below:

Name                                                            Number of Shares
----                                                            ----------------
Morgan Stanley & Co. Incorporated..............................
Credit Suisse First Boston Corporation.........................
Chase Securities Inc...........................................
Bear, Stearns & Co. Inc........................................
Donaldson, Lufkin & Jenrette Securities Corporation............
Goldman, Sachs & Co............................................
Salomon Smith Barney Inc.......................................
Gerard Klauer Mattison & Co., Inc..............................
                                                                   ----------
  Total........................................................    57,500,000
                                                                   ==========

   The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of shares of GlobalCenter group stock are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of GlobalCenter group stock offered hereby if any are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

   The underwriters initially propose to offer part of the shares of GlobalCenter group stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that
represents a concession not in excess of $   a share under the public offering
price. Any underwriter may allow, and such dealers may reallow, a concession
not in excess of $   a share to other underwriters or to certain dealers.
After the initial offering of the shares of GlobalCenter group stock, the offering price and other selling terms may from time to time be varied by the underwriters.

   Global Crossing Ltd. has granted to the underwriters an option, exercisable within 30 days of the date of the underwriting agreement, to purchase up to an additional 8,625,000 shares of GlobalCenter group stock at the public offering price listed on the front cover of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of GlobalCenter group stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of GlobalCenter group stock as the number listed next to that underwriter's name in the preceding table bears to the total number of shares of GlobalCenter group stock listed in the preceding table. If the underwriters' over-allotment option is exercised in full, the
total price to public would be $    , the total underwriters' discounts and
commissions would be $    and the total proceeds to Global Crossing and
GlobalCenter would be $    .

   Global Crossing Ltd. has applied for quotation of the GlobalCenter group stock on the Nasdaq National Market under the symbol "GCTR."

   At the request of Global Crossing Ltd., the underwriters have reserved for
sale, at the initial offering price, up to     shares offered in this
prospectus for directors, officers, employees, business associates and related persons of GlobalCenter. The number of shares of GlobalCenter group stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

   A prospectus in electronic format will be made available on the Web sites maintained by one or more of the underwriters participating in this offering. Morgan Stanley Dean Witter Online, Inc., an affiliate of Morgan Stanley & Co. Incorporated, will be distributing shares of GlobalCenter group stock over the Internet to their respective eligible account holders.

   Each of Global Crossing Ltd. and the directors and executive officers of GlobalCenter Inc. has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it, he or she will not, during the period ending 180 days after the date of this prospectus:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of GlobalCenter group stock or any securities convertible into or exercisable or exchangeable for GlobalCenter group stock; or

  . enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any GlobalCenter group stock;

whether any transaction described above is to be settled by delivery of GlobalCenter group stock or such other securities, or otherwise.

   However, Global Crossing Ltd. may:

  . grant stock options or stock awards under Global Crossing Ltd.'s existing benefit or compensation plans, including the Management Stock Plan and the 2000 Stock Plan,

  . issue shares of GlobalCenter group stock upon the exercise of options, warrants or rights or the conversion of currently outstanding securities,

  . issue shares of Global Crossing group stock, and

  . issue, offer and sell shares of GlobalCenter group stock or securities convertible into, or exercisable or exchangeable for, GlobalCenter group stock in transactions not involving a public offering, or in connection with future acquisitions, as long as each recipient of the securities agrees in writing to be bound by the restrictions in this paragraph.

   In order to facilitate the offering of the shares of GlobalCenter group stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the GlobalCenter group stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the GlobalCenter group stock for their own account. In addition, to cover over-allotments or to stabilize the price of the GlobalCenter group stock, the underwriters may bid for, and purchase, the GlobalCenter group stock in the open market. Finally, the underwriters may reclaim selling concessions allowed to a dealer for distributing the GlobalCenter group stock in the offering, if the underwriters repurchase previously distributed GlobalCenter group stock in transactions to cover their short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the GlobalCenter group stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

   Certain of the underwriters have engaged in transactions with and performed various investment banking and other services for Global Crossing Ltd. in the past and may do so from time to time in the future. Citibank, N.A., an affiliate of Salomon Smith Barney Inc., and the Chase Manhattan Bank, an affiliate of Chase Securities Inc., are lenders to Global Crossing Ltd. under its existing credit facility. Salomon Smith Barney Inc., Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated were initial purchasers of Global Crossing

Ltd.'s 6 3/8% cumulative convertible preferred stock and Salomon Smith Barney Inc., Goldman, Sachs & Co., Chase Securities Inc., Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation and Morgan Stanley & Co. Incorporated were initial purchasers of Global Crossing Ltd.'s 7% cumulative convertible preferred stock, for which they received customary fees. Salomon Smith Barney, Inc., Goldman Sachs & Co., Bear, Stearns & Co. Inc., Chase Securities Inc., Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation and Morgan Stanley & Co. Incorporated acted as underwriters for Global Crossing Ltd.'s April 2000 common stock offering, for which they received customary fees. Goldman Sachs & Co. and Salomon Smith Barney Inc. acted as underwriters for Global Crossing Ltd.'s April 2000 offering of its 6 3/4% cumulative convertible preferred stock, for which they received customary fees.

   Global Crossing Ltd. and the underwriters have agreed to indemnify each other against liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make.

Pricing of the Offering

   Prior to the offering, there has been no public market for GlobalCenter group stock. The public offering price of the shares of GlobalCenter group stock offered in this prospectus will be determined by negotiation among Global Crossing Ltd. and the representatives of the underwriters. The factors considered in determining the public offering price included the history of and the prospects for the industry in which GlobalCenter competes, the past and present operations of GlobalCenter, the historical results of operations of GlobalCenter, the prospects for future earnings of GlobalCenter, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering. The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

   Appleby, Spurling & Kempe in Hamilton, Bermuda will pass upon the validity of the shares of GlobalCenter group stock offered under this prospectus. Gibson, Dunn & Crutcher LLP, San Francisco, California and Simpson Thacher & Bartlett, New York, New York will pass upon certain legal matters for Global Crossing Ltd. and GlobalCenter Inc. Shearman & Sterling, San Francisco, California will pass upon certain legal matters for the underwriters.

                                    EXPERTS

   The combined audited financial statements of New GlobalCenter ("New GlobalCenter") as of December 31, 1999 and of Old GlobalCenter ("Old GlobalCenter") as of December 31, 1998 and for New GlobalCenter for the three-month period ended December 31, 1999 and for Old GlobalCenter for the nine-month period ended September 30, 1999 and each of the years in the two-year period ended December 31, 1998 are included in this prospectus, along with Arthur Andersen LLP's audit report on these combined financial statements. Arthur Andersen LLP issued the report as independent accountants and as experts in auditing and accounting.

   The consolidated financial statements of Global Crossing Ltd. and its subsidiaries included in this prospectus have been audited by Arthur Andersen, independent public accountants, as indicated in their reports with respect to those consolidated financial statements, and are incorporated by reference in reliance upon the authority of said firm as experts in giving said reports.

   The consolidated financial statements incorporated by reference in the registration statement of which this prospectus is a part to the annual report on Form 10-K of Frontier Corporation for the year ended December 31, 1998 and audited historical financial statements included on pages 22-42 of Frontier Corporation's Form 8-K dated January 26, 1999, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The combined financial statements of Global Marine Systems incorporated by reference in this prospectus have been incorporated by reference in reliance upon the report of KPMG Audit Plc, chartered accountants, incorporated by reference in this prospectus and upon the authority of said firm as experts in accounting and auditing.

   The financial statements of Racal Telecom incorporated by reference in the registration statement of which this prospectus is a part have been audited by Deloitte & Touche, independent auditors, as stated in their report incorporated by reference in the registration statement of which this prospectus is a part.

   The consolidated financial statements incorporated by reference in the registration statement of which this prospectus is a part of HCL Holdings Limited and subsidiaries have been so incorporated in reliance on the reports of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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

                      WHERE YOU CAN FIND MORE INFORMATION

   Global Crossing Ltd. files reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at 7 World Trade Center, 13th floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of those materials at prescribed rates from the public reference section of the SEC at 450 Fifth Street, Washington, D.C. 20549. You may obtain copies from the public reference room by calling the SEC at (800) 732-0330. In addition, we are required to file electronic versions of those materials with the SEC through the SEC's EDGAR system. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

   You may also request a copy of those materials, free of cost, by writing or telephoning Global Crossing Ltd. at the following address:

    Investor Relations
    Global Crossing Ltd.
    360 N. Crescent Drive
    Beverly Hills, CA 90210
    310-385-5200

                          INCORPORATION BY REFERENCE

   The SEC allows Global Crossing Ltd. to "incorporate by reference" the information Global Crossing Ltd. files with the SEC. This permits Global Crossing Ltd. to disclose important information to you by referring to these filed documents. Any information referred to in this way is considered part of this prospectus, and any information filed with the SEC by Global Crossing Ltd. after the date of this prospectus will automatically be deemed to update and supersede this information. Global Crossing Ltd. incorporates by reference the following documents that have been filed with the SEC:

  . Global Crossing Ltd.'s Annual Report on Form 10-K for the year ended
    December 31, 1999;

  . Global Crossing Ltd.'s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000;

  . Global Crossing Ltd.'s current reports on Form 8-K filed on January 11,
    2000, as amended by Form 8-K/A filed on January 19, 2000; February 18, 2000; March 2, 2000; March 3, 2000; and May 10, 2000;

  . The financial statements of Frontier Corporation and the Global Marine
    Systems business of Cable & Wireless Plc incorporated by reference or included in Global Crossing Ltd.'s Registration Statement on Form S-4 filed on September 8, 1999 (File No. 333-86693); and

  . The pro forma financial information for Global Crossing Ltd. included in Global Crossing Ltd.'s Registration Statement on Form S-3 filed on March 20, 2000 (File No. 333-32810).

   Global Crossing Ltd. also incorporates by reference any future filings made after the date of this prospectus with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until of the sale of all the securities that are part of this offering.

                      INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
GLOBAL CENTER GROUP (AN INTEGRATED BUSINESS OF GLOBAL CROSSING LTD.)
Report of Independent Public Accountants..................................  F-2
Combined Balance Sheets...................................................  F-3
Combined Statements of Operations and Comprehensive Income................  F-4
Combined Statements of Group Net Worth....................................  F-5
Combined Statements of Cash Flows.........................................  F-6
Notes to Combined Financial Statements....................................  F-7
GLOBAL CROSSING LTD. AND SUBSIDIARIES
Report of Independent Public Accountants..................................  F-20
Consolidated Balance Sheets as of December 31, 1999 and 1998..............  F-21
Consolidated Statements of Operations for the years ended December 31,
 1999 and 1998 and for the period March 19, 1997 (Date of Inception) to
 December 31, 1997........................................................  F-22
Consolidated Statements of Shareholders' Equity for the years ended
 December 31, 1999 and 1998 and for the period March 19, 1997 (Date of
 Inception) to December 31, 1997..........................................  F-23
Consolidated Statements of Cash Flows for the years ended December 31,
 1999 and 1998 and for the period March 19, 1997 (Date of Inception) to
 December 31, 1997........................................................  F-24
Consolidated Statements of Comprehensive Income for the years ended
 December 31, 1999 and 1998 and for the period March 19, 1997 (Date of
 Inception) to December 31, 1997..........................................  F-26
Notes to Consolidated Financial Statements................................  F-27
Condensed Consolidated Statements of Operations for the three months ended
 March 31, 2000 and 1999..................................................  F-61
Condensed Consolidated Balance Sheets as of March 31, 2000 and December
 31, 1999.................................................................  F-62
Condensed Consolidated Statements of Cash Flows for the three months ended
 March 31, 2000 and 1999..................................................  F-63
Condensed Consolidated Statements of Comprehensive Income for the three months ended December 31, 2000 and 1999..................................  F-65
Notes to Condensed Consolidated Financial Statements......................  F-66

   The GlobalCenter group is an integrated business of Global Crossing Ltd. and is not a separate legal entity. The holders of GlobalCenter group stock and Global Crossing group stock will be shareholders of a single company, Global Crossing Ltd. The GlobalCenter group stock is a tracking stock. Tracking stock is a type of common stock that is intended to reflect or "track" the separate performance of a particular business or group of businesses that does not reflect direct ownership of the tracked assets. The issuance of GlobalCenter group stock and the allocation of assets and liabilities between the Global Crossing group and the GlobalCenter group will not result in a distribution or spin-off to shareholders of any of Global Crossing Ltd.'s assets or liabilities and will not affect Global Crossing Ltd.'s ownership of the assets or responsibility for its liabilities or those of its subsidiaries. The assets attributed to the GlobalCenter group are owned by Global Crossing Ltd. and could be subject to the liabilities of Global Crossing group. The liabilities attributed to GlobalCenter group continue to be liabilities of Global Crossing Ltd. The Global Crossing Ltd. board of directors will have the ability to control transfers of funds or other assets between the Global Crossing group and the GlobalCenter group. The financial statements of the GlobalCenter group are presented to provide additional disclosure to investors related to the underlying business that will be tracked by the GlobalCenter group stock. Management intends to continue providing audited financial statements prepared in accordance with generally accepted accounting principles for the GlobalCenter group as long as the GlobalCenter group stock is outstanding.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Global Crossing Ltd:

   We have audited the accompanying combined balance sheet of New GlobalCenter ("New GlobalCenter") as of December 31, 1999 and of Old GlobalCenter ("Old GlobalCenter") as of December 31, 1998, and the related combined statements of operations and comprehensive income, group net worth and cash flows for the periods from October 1, 1999 to December 31, 1999 ("New GlobalCenter period") and from January 1, 1999 to September 30, 1999 and for each of the two years in the period ended December 31, 1998 ("Old GlobalCenter periods"). These financial statements are the responsibility of management of New GlobalCenter and Old GlobalCenter. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the New GlobalCenter combined financial statements referred to above present fairly, in all material respects, the financial position of New GlobalCenter as of December 31, 1999 and the results of its operations and its cash flows for the New GlobalCenter period in conformity with accounting principles generally accepted in the United States. Further, in our opinion, the combined financial statements of Old GlobalCenter referred to above present fairly, in all material respects, the financial position of Old GlobalCenter as of December 31, 1998, and the results of its operations and its cash flows for the Old GlobalCenter periods in conformity with accounting principles generally accepted in the United States.

   New GlobalCenter is a fully integrated business of Global Crossing Ltd. Old GlobalCenter was a fully integrated business of Frontier Corporation. Accordingly, as described in Note 1, New GlobalCenter and Old GlobalCenter combined financial statements have been derived from the consolidated financial statements and accounting records of Global Crossing Ltd. and Frontier Corporation, respectively, and, therefore, reflect certain assumptions and allocations. As more fully discussed in Note 1, the combined financial statements of New GlobalCenter should be read in conjunction with the audited consolidated financial statements of Global Crossing Ltd.


                                          Arthur Andersen LLP

San Jose, California
April 14, 2000

                               GLOBALCENTER GROUP

             (An integrated business of Global Crossing Ltd.)

                            COMBINED BALANCE SHEETS
                             (Amounts in thousands)

                                       Old GlobalCenter    New GlobalCenter
                                       ---------------- -----------------------
                                              December 31,           March 31,
                                       ---------------------------  -----------
                                             1998          1999        2000
                                       ---------------- ----------  -----------
                                                                    (Unaudited)
                ASSETS
Current assets:
  Accounts receivable, net of
   allowance for doubtful accounts of
   $975, $1,379 and $2,878,
   respectively.......................     $  6,492     $   18,811  $   30,309
  Equipment held for resale...........          773          6,941      10,019
  Prepaid expenses and other current
   assets.............................          300          2,825       1,555
  Deferred tax asset..................        2,393          2,926       3,503
                                           --------     ----------  ----------
  Total current assets................        9,958         31,503      45,386
                                           --------     ----------  ----------
Property and equipment, net...........       30,372        116,315     162,241
Goodwill and intangibles, net.........        7,470      1,448,265   1,411,130
Investment............................           --             --       9,871
Other assets..........................          221             --          --
                                           --------     ----------  ----------
  Total assets........................     $ 48,021     $1,596,083  $1,628,628
                                           ========     ==========  ==========
   LIABILITIES AND GROUP NET WORTH
Current liabilities:
  Capital lease obligations...........     $    404     $      374  $      398
  Accounts payable....................        5,995         28,046      44,657
  Other current liabilities...........        5,099          8,514      12,784
                                           --------     ----------  ----------
  Total current liabilities...........       11,498         36,934      57,839
                                           --------     ----------  ----------
Capital lease obligations, net of
 current portion......................          586            194          90
Long-term deferred tax liability......           --         28,316      28,108
Other liabilities.....................           --            494       1,033
                                           --------     ----------  ----------
  Total liabilities...................       12,084         65,938      87,070
                                           --------     ----------  ----------
Group net worth:
  Funds allocated by Frontier
   Corporation/Global Crossing Ltd....       49,439      1,572,870   1,625,440
  Other comprehensive income..........           --             --         (77)
  Accumulated net losses..............      (13,502)       (42,725)    (83,805)
                                           --------     ----------  ----------
  Total group net worth...............       35,937      1,530,145   1,541,558
                                           --------     ----------  ----------
Total liabilities and group net
 worth................................     $ 48,021     $1,596,083  $1,628,628
                                           ========     ==========  ==========


    The accompanying notes are an integral part of these combined financial statements.

                               GLOBALCENTER GROUP

             (An integrated business of Global Crossing Ltd.)

        COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                             (Amounts in thousands)

                                Old GlobalCenter          New GlobalCenter Old GlobalCenter New GlobalCenter
                         -------------------------------- ---------------- ---------------- ----------------
                            Year Ended       Nine Months    Three Months
                           December 31,         Ended          Ended         Three Months Ended March 31,
                         -----------------  September 30,   December 31,   ---------------------------------
                          1997      1998        1999            1999             1999             2000
                         -------  --------  ------------- ---------------- ---------------- ----------------
                                                                             (Unaudited)      (Unaudited)
Revenues:
 Service revenues....... $ 6,511  $ 19,600    $ 29,951        $ 17,753         $ 6,451          $ 24,562
 Equipment revenues.....   1,228     3,640      17,228           5,971           4,496            13,747
                         -------  --------    --------        --------         -------          --------
  Total revenues........   7,739    23,240      47,179          23,724          10,947            38,309
Costs and expenses:
 Cost of service
  revenues..............   5,257    14,804      36,451          17,328           9,363            21,442
 Cost of equipment
  revenues..............     995     3,208      15,573           5,365           4,057            13,089
 Sales and marketing....   1,966     8,948       9,531           6,088           2,110             6,455
 General and
  administrative........   2,044     4,694       6,897           3,067           1,216             5,835
 Depreciation and
  amortization..........     912     4,023       4,242           1,913           1,103             3,155
 Goodwill and
  intangibles
  amortization..........     325     1,294         974          37,135             324            37,135
 Merger costs...........      --     2,060          --              --              --                --
                         -------  --------    --------        --------         -------          --------
 Total costs and
  expenses..............  11,499    39,031      73,668          70,896          18,173            87,111
                         -------  --------    --------        --------         -------          --------
 Loss from operations...  (3,760)  (15,791)    (26,489)        (47,172)         (7,226)          (48,802)
 Other income (expense),
  net...................      45        55         (44)            114             (18)             (211)
                         -------  --------    --------        --------         -------          --------
 Loss before income
  taxes.................  (3,715)  (15,736)    (26,533)        (47,058)         (7,244)          (49,013)
 Income tax benefit.....     941     4,911       9,742           4,333           2,660             7,933
                         -------  --------    --------        --------         -------          --------
 Net loss............... $(2,774) $(10,825)   $(16,791)       $(42,725)        $(4,584)         $(41,080)
                         -------  --------    --------        --------         -------          --------
 Other comprehensive
  earnings, net of
  taxes:
 Unrealized holding
  losses arising during
  period................      --        --          --              --              --               (77)
                         -------  --------    --------        --------         -------          --------
 Comprehensive loss..... $(2,774) $(10,825)   $(16,791)       $(42,725)        $(4,584)         $(41,157)
                         =======  ========    ========        ========         =======          ========

    The accompanying notes are an integral part of these combined financial statements.

                               GLOBALCENTER GROUP

             (An integrated business of Global Crossing Ltd.)

                  COMBINED STATEMENTS OF GROUP NET WORTH
                             (Amounts in thousands)

                         Funds Allocated by
                              Frontier          Other                   Total
                         Corporation/Global Comprehensive Accumulated Group Net
                           Crossing Ltd.       Income     Net Losses    Worth
                         ------------------ ------------- ----------- ----------
Old GlobalCenter
  Balance at January 1,
   1997.................     $    3,100         $ --       $     97   $    3,197
    Net loss............            --            --         (2,774)      (2,774)
    Acquisition of
     Voyager............          9,528           --            --         9,528
                             ----------         -----      --------   ----------
  Balance at December
   31, 1997.............         12,628           --         (2,677)       9,951
    Net loss............            --            --        (10,825)     (10,825)
    Funds allocated by
     Frontier
     Corporation, net ..         36,811           --            --        36,811
                             ----------         -----      --------   ----------
  Balance at December
   31, 1998.............         49,439           --        (13,502)      35,937
    Net loss............            --            --        (16,791)     (16,791)
    Funds allocated by
     Frontier
     Corporation, net ..         31,267           --            --        31,267
                             ----------         -----      --------   ----------
  Balance at September
   30, 1999.............     $   80,706         $ --       $(30,293)  $   50,413
                             ==========         =====      ========   ==========
New GlobalCenter
    Net loss............     $      --          $ --       $(42,725)  $  (42,725)
    Funds allocated by
     Global Crossing
     Ltd., net..........         71,025           --            --        71,025
    Contribution from
     Global Crossing
     Ltd................      1,501,845           --            --     1,501,845
                             ----------         -----      --------   ----------
  Balance at December
   31, 1999.............     $1,572,870         $ --       $(42,725)  $1,530,145
                             ==========         =====      ========   ==========
    Unrealized loss on
     available for sale
     securities, net of
     $52 tax
     (unaudited)........            --            (77)          --           (77)
    Net loss
     (unaudited)........            --            --        (41,080)     (41,080)
    Funds allocated by
     Global Crossing
     Ltd., net
     (unaudited)........         52,570           --            --        52,570
                             ----------         -----      --------   ----------
  Balance March 31, 2000
   (unaudited)..........     $1,625,440         $ (77)     $(83,805)  $1,541,558
                             ==========         =====      ========   ==========


   The accompanying notes are an integrated part of these combined financial statements

                               GLOBALCENTER GROUP

             (An integrated business of Global Crossing Ltd.)

                       COMBINED STATEMENTS OF CASH FLOWS
                             (Amounts in thousands)

                                                                                  Old          New
                                  Old GlobalCenter           New GlobalCenter GlobalCenter GlobalCenter
                          ---------------------------------- ---------------- ------------ ------------
                              Year Ended        Nine Months    Three Months         Three Months
                             December 31,          Ended          Ended            Ended March 31,
                          -------------------  September 30,   December 31,   -------------------------
                            1997      1998         1999            1999           1999         2000
                          --------  ---------  ------------- ---------------- ------------ ------------
                                                                              (Unaudited)  (Unaudited)
Operating activities:
 Net loss...............  $ (2,774) $ (10,825)   $ (16,791)    $   (42,725)     $ (4,584)    $(41,080)
 Adjustments to
  reconcile net loss to
  net cash (used in)
  from operating
  activities
 Depreciation and
  amortization..........       912      4,023        4,242           1,913         1,103        3,155
 Goodwill and
  intangibles
  amortization..........       325      1,294          974          37,135           324       37,135
 Deferred income taxes..      (888)    (2,049)         983          (2,279)          299         (730)
 Changes in operating
  assets and liabilities
  net of the effects of
  acquisitions:
 Accounts receivable....      (949)    (4,047)     (11,346)           (973)       (1,146)     (11,498)
 Prepaid expenses and
  other assets..........       (93)       335       (1,602)           (923)       (1,135)       1,270
 Equipment held for
  resale................        --       (704)         177          (6,345)       (1,210)      (3,078)
 Accounts payable and
  accrued liabilities...       320      6,221       13,306          12,654         2,329       21,420
                          --------  ---------    ---------     -----------      --------     --------
Net cash (used in) from
 operating activities...    (3,147)    (5,752)     (10,057)         (1,543)       (4,020)       6,594
                          --------  ---------    ---------     -----------      --------     --------
Investing activities:
 Purchases of property
  and equipment.........    (1,853)   (28,978)     (20,871)        (69,399)       (4,891)     (49,084)
 Investment.............        --         --           --              --            --      (10,000)
 Cash from acquisition..       568         --           --              --            --           --
                          --------  ---------    ---------     -----------      --------     --------
Net cash used in
 investing activities...    (1,285)   (28,978)     (20,871)        (69,399)       (4,891)     (59,084)
                          --------  ---------    ---------     -----------      --------     --------
Financing activities:
 Payments on capital
  leases and debt.......       (90)    (2,573)        (339)            (83)         (132)         (80)
 Proceeds from issuance
  of debt...............     1,937         --           --              --            --           --
 Funds allocated by
  Frontier
  Corporation/Global
  Crossing Ltd., net....        --     36,811       31,267          71,025         9,043       52,570
                          --------  ---------    ---------     -----------      --------     --------
Net cash from financing
 activities.............     1,847     34,238       30,928          70,942         8,911       52,490
                          --------  ---------    ---------     -----------      --------     --------
 Net increase (decrease)
  in cash...............    (2,585)      (492)          --              --            --           --
 Cash at beginning of
  period................     3,077        492           --              --            --           --
                          --------  ---------    ---------     -----------      --------     --------
 Cash at end of period..  $    492  $      --    $      --     $        --      $     --     $     --
                          ========  =========    =========     ===========      ========     ========


Supplemental schedule
 of non-cash activities:
 Acquisition of New
  GlobalCenter, net.....  $     --  $      --    $      --     $ 1,451,432      $     --     $     --
 Assets acquired under
  capital leases........  $  1,031  $     215    $      --     $        --      $     --     $     --

    The accompanying notes are an integral part of these combined financial statements.

                              GLOBALCENTER GROUP

             (An integrated business of Global Crossing Ltd.)

                    NOTES TO COMBINED FINANCIAL STATEMENTS

(1) Organization and Operations

   The Board of Directors of Global Crossing Ltd. ("Global Crossing") approved a proposal that would result in the creation of two series of common stock intended to separately reflect the performance of its complex Web hosting, Internet Protocol network services, content distribution, systems applications and related professional services businesses, referred to below as "the GlobalCenter group," and all other businesses of Global Crossing, referred to below as "the Global Crossing group." The GlobalCenter group is a fully integrated business of Global Crossing. Global Crossing plans an initial public offering of shares of the GlobalCenter group stock (the "Offering"), all of the proceeds of which will be contributed to the GlobalCenter group. Immediately prior to the completion of the Offering, the Global Crossing group will hold a 100% interest in the earnings and losses of the GlobalCenter group. GlobalCenter Inc., together with its subsidiaries in the United Kingdom and Australia, is an indirect wholly owned subsidiary of Global Crossing and owns all of the operating assets and liabilities of the GlobalCenter group. The goodwill and other intangible assets of the GlobalCenter group are owned by GlobalCenter Holding Co., an indirect wholly owned subsidiary of Global Crossing. These combined financial statements are based on the operations, assets and liabilities of the GlobalCenter group and are not representative of any separately incorporated entity.

   GlobalCenter Inc. was acquired by Frontier Corporation ("Frontier") in February 1998. Frontier accounted for its acquisition of GlobalCenter Inc. using the pooling-of-interests method. On September 28, 1999, Global Crossing acquired Frontier. For financial reporting purposes, the merger of Global Crossing and Frontier was deemed to have occurred on September 30, 1999. Prior to this merger, the GlobalCenter group was a fully integrated business of Frontier. For periods prior to October 1, 1999, the assets and liabilities of the GlobalCenter group and the related combined results of operations and cash flows are referred to below as "Old GlobalCenter," and for periods subsequent to September 30, 1999, the assets and liabilities and the related combined results of operations and cash flows are referred to as "New GlobalCenter." In connection with Global Crossing's acquisition of Frontier, the assets and liabilities of New GlobalCenter were adjusted to their respective fair values pursuant to the purchase method of accounting. Global Crossing and Frontier are collectively referred to below as "the Parents."

   The combined financial statements of the GlobalCenter group reflect the results of operations, financial position, changes in group net worth and cash flows of the GlobalCenter group as if the GlobalCenter group was a separate entity for all periods presented. The financial information included herein may not necessarily reflect the combined results of operations, financial position, changes in group net worth and cash flows of the GlobalCenter group had it been a separate, stand-alone entity during the periods presented. The combined financial statements of the GlobalCenter group should be read in conjunction with the audited consolidated financial statements of Global Crossing.

   As a fully integrated business of the Parents, the GlobalCenter group does not prepare separate financial statements in accordance with generally accepted accounting principles ("GAAP") in the normal course of operations. However, these combined financial statements were prepared in accordance with GAAP for purposes of this filing. The combined financial statements reflect certain assets, liabilities, revenues and expenses directly attributable to the GlobalCenter group as well as allocations deemed reasonable by management to present the financial position, results of operations and cash flows on a stand-alone basis. The allocation methodologies have been described within the notes to these combined financial statements. Management considers the allocation methodologies adopted to be reasonable, however, the costs of these services charged to the GlobalCenter group are not necessarily indicative of the costs that would have been incurred if the GlobalCenter group had performed these functions entirely as a standalone entity. The funds allocated by Frontier and Global Crossing to Old GlobalCenter and New GlobalCenter, respectively, are included with accumulated losses in group net worth. The assets attributed to the GlobalCenter group are owned by Global Crossing Ltd. and could be subject to the liabilities of Global Crossing group. The liabilities attributed to GlobalCenter group continue to be liabilities of

                              GLOBALCENTER GROUP

             (An integrated business of Global Crossing Ltd.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

Global Crossing Ltd. The Global Crossing Ltd. Board of Directors will have the ability to control transfers of funds or other assets between the Global Crossing group and the GlobalCenter group. The financial statements of the GlobalCenter group are presented to provide additional disclosure to investors related to the underlying business that will be tracked by the GlobalCenter group stock. Management intends to continue providing audited financial statements prepared in accordance with generally accepted accounting principles for the GlobalCenter group as long as the GlobalCenter group stock is outstanding.

   Allocation and related party transaction policies adopted by Global Crossing's Board of Directors can be rescinded or amended at the discretion of the Board of Directors, without any prior approval of stockholders, although no such changes are currently contemplated. In addition, the assets attributed to the GlobalCenter group could be subject to the liabilities of Global Crossing and vice versa, even if these liabilities arise from lawsuits, contracts or indebtedness that are attributed to the other party.

(2) Significant Accounting Policies

Interim Financial Data

   The combined financial statements for the three months ended March 31, 1999 and 2000 and the related amounts in the Notes to Combined Financial Statements are unaudited, but, in the opinion of management, reflect all normal and recurring adjustments necessary for a fair presentation of the results of those periods. Operating results for the three months ended March 31, 2000 are not necessarily an indication of the results that may be expected for the year ended December 31, 2000.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Significant estimates made in preparing the combined financial statements include depreciation and amortization periods, the allowance for doubtful accounts and income tax valuation allowances. Actual amounts and results could differ from those estimates.

   The GlobalCenter group's operations and ability to grow may be affected by numerous factors, including changes in customer requirements, new laws, technological advances, entry of new competitors and changes in the willingness of Global Crossing and other potential lenders to finance operations. The GlobalCenter group cannot predict which, if any, of these or other factors might have a significant impact on the GlobalCenter group in the future, nor can it predict what impact, if any, the occurrence of these or other events might have on the GlobalCenter group's operations.

Property and Equipment, Net

   Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the property and equipment, generally two to five years for network and computer equipment, four years for furniture and fixtures and seven years for leasehold improvements. Equipment acquired under capital leases is amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. Property and equipment under construction is capitalized and depreciation commences when the asset is placed in service.

Goodwill and Intangibles, Net

   Costs in excess of tangible assets acquired and liabilities assumed are recorded as goodwill and intangibles. Goodwill and intangibles are amortized on a straight-line basis over seven to ten years.

                              GLOBALCENTER GROUP

             (An integrated business of Global Crossing Ltd.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

Investment

   As of March 31, 2000, the GlobalCenter Group's investment consisted of a single investment in marketable equity securities classified as available for sale. Accordingly, the investment is recorded at its fair value with any unrealized holding gains or losses reported as other comprehensive income. Any decline in value, which is other than a temporary decline, is charged immediately to earnings in the period in which the impairment occurs. As of March 31, 2000, the Company's investment had a fair value of $9.9 million, a cost basis of $10 million and an unrealized loss before tax benefit of $0.1 million.

Impairment of Long-lived Assets

   The GlobalCenter group periodically reviews the carrying amounts of property and equipment, intangible assets and goodwill to determine whether current events or changes in circumstances indicate that the carrying amount may not be recoverable. The GlobalCenter group recognizes an impairment in long-lived assets when the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. If an impairment adjustment is deemed necessary, such loss is measured by the amount that the carrying value of such assets exceeds their fair value. Fair value is based on the expected future discounted cash flows to be generated from the assets. Considerable management judgment is necessary to estimate the fair value of assets, accordingly, actual results could vary significantly from such estimates.

Fair Value of Financial Instruments

   The estimated fair value of financial instruments has been determined by the GlobalCenter group using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the GlobalCenter group could realize in a current market exchange. The carrying amounts for accounts receivable, construction in progress, investment, accounts payable, accrued liabilities and capital leases approximate their fair value.


Equipment Held For Resale

   The GlobalCenter group obtains computers, computer equipment, peripherals and networking equipment from third parties and resells the equipment to its customers. Equipment that has been purchased on behalf of customers but not yet transferred to customers or installed is recorded at the lower of cost or net realizable value as equipment held for resale.

Other Current Liabilities

   Other current liabilities consist of the following:

                                             Old GlobalCenter New GlobalCenter
                                             ---------------- ----------------
                                                  December 31,       Unaudited
                                             ----------------------- March 31,
                                                   1998        1999    2000
                                             ---------------- ------ ---------
                                                  (Amounts in thousands)
   Accrued professional fees................      $1,250      $2,000  $ 2,060
   Accrued benefits, compensation and re-
    lated taxes.............................       1,596       3,627    5,309
   Other....................................       2,253       2,887    5,415
                                                  ------      ------  -------
     Total other current liabilities........      $5,099      $8,514  $12,784
                                                  ======      ======  =======

Income Taxes

   Beginning with the acquisition by Frontier Corporation of GlobalCenter Inc., GlobalCenter Inc. is included in the consolidated federal income tax return of Global Crossing North America (formerly Frontier Corporation) for federal and state purposes. On the effective date of the Offering, Global Crossing North America, Inc. and

                              GLOBALCENTER GROUP

             (An integrated business of Global Crossing Ltd.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

GlobalCenter Inc. will enter into a formal tax sharing agreement that provides for a pro rata allocation of tax liabilities among members of the Global Crossing North America, Inc. consolidated group. The income tax provision for the GlobalCenter group has been calculated on a pro rata return basis taking account of the increase or decrease in the tax liability of the Global Crossing North America, Inc. consolidated group resulting from the inclusion of GlobalCenter Inc. in the Global Crossing North America, Inc. consolidated tax return.

Stock-Based Compensation

   Financial Accounting Standard Board SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") permits the use of either a fair value based method or the method defined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), to account for stock-based compensation arrangements. Companies that elect to employ the valuation method provided in APB No. 25 are required to disclose the pro forma net income (loss) that wold have resulted from the use of the fair value based method. New GlobalCenter has elected to determine the value of stock-based compensation arrangements under the provisions of APB No. 25.

Segment Reporting

   Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131") establishes standards for disclosure about operating segments, products, services, geographic areas and major customers. When applying the management approach defined in SFAS No. 131, the GlobalCenter group operates in a single segment, namely the provision of complex Web hosting, Internet Protocol network services, content distribution, systems applications and professional services.

Concentration of Credit Risk

   Financial instruments that potentially subject the GlobalCenter group to concentrations of credit risk consist primarily of trade receivables. The concentration of credit risk is limited due to the large number of customers comprising the GlobalCenter group's customer base.

Revenue Recognition

   Service revenues consist of fees from customers for complex Web hosting, Internet Protocol network services, content distribution, systems applications and professional services. Service revenues are recognized as the monthly service is provided. Service revenues also include fees for equipment installation. Revenues from equipment installation are recognized when equipment installation is complete.

   Equipment revenues consist of revenue derived from the resale of computers, computer peripherals and networking equipment from third parties. Equipment revenues are recognized when equipment is delivered to the customer or, if installation is required, when installation of the equipment is complete.

Cost of Service Revenues

   Cost of service revenues is comprised of telecommunications costs for the network provided by the Parents and costs for connecting to other networks and telecommunications providers. Other expenses in cost of service revenues include salaries, benefits, rent and other expenses for operation of the data centers, customer service and network engineering personnel.

Foreign Currency

   As of December 31, 1999, the functional currency of the GlobalCenter group's foreign operations is also the U.S. dollar. Foreign currency transactions are recorded based on exchange rates at the time such transactions

                              GLOBALCENTER GROUP

             (An integrated business of Global Crossing Ltd.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

arise. Subsequent changes in exchange rates result in transaction gains and losses which are reflected in the accompanying combined statements of operations as unrealized (based on the applicable period end exchange rate) or realized upon settlement of the transactions. Foreign currency gains (losses) from our existing operations were not material in any period presented.

Recent Accounting Pronouncements

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," which is required to be adopted by Global Crossing Ltd. in the quarter ending June 30, 2000. SAB 101 provides additional guidance on revenue recognition as well as criteria for when revenue is generally realized and earned. Management is currently assessing the impact of SAB 101 on the results of operations and financial position of the GlobalCenter group and Global Crossing group, respectively. Management does not expect the effects of SAB 101 to have a material effect on the accompanying financial statements of the GlobalCenter group.

   In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of SFAS No. 133", which deferred SFAS No. 133's effective date to fiscal quarters of all fiscal years beginning after June 15, 2000. This statement standardizes the accounting for derivatives and hedging activities and requires that all derivatives be recognized in the statement of financial position as either assets or liabilities at fair value. Changes in the fair value of derivatives that do not meet the hedge accounting criteria are to be reported in earnings. Management expects that the adoption of SFAS No. 133 will not have a material impact on New GlobalCenter's financial position, results of operations or cash flows.

Vendor Concentration

   New GlobalCenter relies primarily on Global Crossing for network services pursuant to a network services agreement. Global Crossing operates its own global network. If the Global Crossing network experiences disruption and or if our network services agreement with Global Crossing were terminated, New GlobalCenter's business, operating results and financial condition could be materially adversely affected.

(3) Related Party Transactions

Cash Management

   Prior to the merger with Frontier, GlobalCenter Inc. maintained its own cash management function. Old GlobalCenter utilized the central cash management systems of Frontier. New GlobalCenter utilizes the central cash management of Global Crossing. Under a centralized cash management system, no cash balances are maintained at a subsidiary level. As a subsidiary of Global Crossing, GlobalCenter Inc. maintains no cash balances and no cash has been allocated to the GlobalCenter group in the accompanying combined financial statements. Historically, Global Crossing Ltd. determined the amount of funding provided to the GlobalCenter group based on actual cash used for capital and operating expenses, net of GlobalCenter cash receipts. Such funding has been recorded as funds allocated by Frontier Corporation/Global Crossing Ltd. in the accompanying combined financial statements. Funds required by the GlobalCenter group are subject to the ongoing approval and budgeting processes of Global Crossing Ltd. All proceeds from the Offering will be allocated to the GlobalCenter group. The GlobalCenter group will continue to utilize the cash management systems of Global Crossing Ltd. to manage the offering proceeds allocated to the GlobalCenter group.

Corporate Allocations

   The direct operating expenses of the GlobalCenter Group, such as network costs, are charged directly to the GlobalCenter group. The GlobalCenter group is allocated a portion of corporate overhead costs. For the year ended December 31, 1997, Old GlobalCenter operated on a standalone basis and no corporate allocation costs were recorded in the statement of operations.

                              GLOBALCENTER GROUP

             (An integrated business of Global Crossing Ltd.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)


   The following table summarizes corporate charges and allocations included in the accompanying combined financial statements.

                              Old GlobalCenter      New GlobalCenter Old GlobalCenter New GlobalCenter
                         -------------------------- ---------------- ---------------- ----------------
                                       Nine months    Three months               Unaudited
                          Year ended      ended          ended         Three months ended March 31,
                         December 31, September 30,   December 31,   ---------------------------------
                             1998         1999            1999             1999             2000
                         ------------ ------------- ---------------- ---------------- ----------------
                                                    (Amounts in thousands)
Statement of Operations
 caption:
  Cost of service
   revenues.............    $   --       $4,722          $1,978           $1,128           $2,322
  General and
   administrative.......     1,284        1,740             867              580              952
                            ------       ------          ------           ------           ------
  Total corporate
   charges and
   allocations..........    $1,284       $6,462          $2,845           $1,708           $3,274
                            ======       ======          ======           ======           ======

   Management believes that the allocation methodologies applied are reasonable. However, it was not practical to determine whether the allocated amounts represent amounts that would have been incurred on a standalone basis. Management believes that the historical corporate charges and allocations are comparable to the expected future allocations. Explanations of the composition and the method of allocation for the above captions are described below.

 Cost of Service Revenues

   Allocated costs within this caption include the costs of the telecommunications network provided by the Parents to the GlobalCenter group. These costs were allocated to the GlobalCenter group based upon circuit usage, rate and capacity information. Following the completion of the Offering, the GlobalCenter group's IP transit capacity will be provided by the Global Crossing group based on preferred market-based pricing, taking into account volume, term and the exclusive nature of the arrangement and any guarantee of service levels provided by the Global Crossing group. The GlobalCenter group will pay for access based on actual usage.

 General and Administrative

   Allocated costs within this caption include the costs of information systems services, tax return preparation and advisory services, payroll and benefits administration, purchasing and certain other accounting and administrative services. These costs were allocated based upon headcount, square footage and revenue, depending on the type of cost to be allocated.

Policy Statement Between the Global Crossing Group and the GlobalCenter Group

   The Board of Directors of Global Crossing Ltd. has fiduciary duties to all shareholders of Global Crossing Ltd., and not separate fiduciary duties to the holders of GlobalCenter group stock and Global Crossing group stock. The Board of Directors of Global Crossing Ltd. has adopted a policy statement regarding GlobalCenter group and Global Crossing group matters. Global Crossing Ltd.'s Board of Directors may amend, modify or rescind the policies set forth in this policy statement at any time at the sole discretion of the Global Crossing Ltd.'s Board of Directors and without shareholder approval. The material provisions of the policy statement are as follows:

 General Policy

   The policy statement provides that all material matters as to which the holders of the Global Crossing group stock and the GlobalCenter group stock may have potentially divergent interests will be resolved in a manner that the Board of Directors of Global Crossing or its capital stock committee determines to be in the best interests

                              GLOBALCENTER GROUP

             (An integrated business of Global Crossing Ltd.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

of Global Crossing, after giving fair consideration to the potentially divergent interests and all other relevant interests of the holders of the separate classes of common stock of Global Crossing. The policy statement provides that Global Crossing will seek to manage the GlobalCenter group and the Global Crossing group in a manner designed to maximize the operations, unique assets and values of both groups, and with complementary deployments of personnel, capital and facilities.

 Exclusive Provision of Services

   The Global Crossing group will be the exclusive provider of certain services, including Internet Protocol transit services and dedicated internet access, to the GlobalCenter group. As such, the Global Crossing group will have the exclusive right to provide these services and related products and services to the GlobalCenter group. New GlobalCenter will be the exclusive provider of certain services, including complex web hosting, data center professional services and data center equipment hardware and software sales and support, to the Global Crossing group. As such, New GlobalCenter will have the exclusive right to provide these services and related products and services to the Global Crossing group.

 Network and Service Management

   A committee of three senior executives from each of the Global Crossing group and the GlobalCenter group will be formed to provide management and direction designed to fully implement the policy statement with respect to the various services to be provided by one group to the other. In particular, the network and services management committee will review and agree on data center bandwidth requirements by location and volume, review and agree on network expansion plans as required to support the data centers and establish service level targets for the data center connections and track performance against those targets.

 The terms of inter-group transactions

   All material transactions which are determined by Global Crossing Ltd.'s Board of Directors to be in the ordinary course of business between the Global Crossing group and the GlobalCenter group, including those described above, are intended to be on terms consistent with those that would be applicable to arm's-length dealings with unrelated third parties, taking into account a number of factors, including quality, availability, volume and pricing. In particular, the pricing for the access to its network provided by Global Crossing to the GlobalCenter group will be preferred market-based pricing, taking into account volume, term, and the exclusive nature of the arrangement and any guarantee of service levels provided by the Global Crossing group.

 Financing Arrangements

   Loans from the Global Crossing group or the GlobalCenter group to the other will be made at the weighted average interest rate of the consolidated indebtedness of Global Crossing and on such other terms and conditions as the board of directors of Global Crossing or its capital stock committee determines to be in the best interests of Global Crossing.

 Shared Corporate Services

   A portion of Global Crossing shared corporate services (such as human resources, legal, accounting and auditing, tax, treasury, strategic planning, investor relations and corporate technology) will be allocated to the GlobalCenter group based upon specific identification of such services used by the GlobalCenter group. Where determinations based on use alone are impracticable, other methods and criteria will be used that management believes are fair and provide a reasonable estimate of the cost attributable to the GlobalCenter group.

                              GLOBALCENTER GROUP

             (An integrated business of Global Crossing Ltd.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)


Tax Sharing Agreement

   On the effective date of the Offering, Global Crossing North America, Inc. and GlobalCenter Inc. will enter into a formal tax sharing agreement that provides for a pro rata allocation of tax liabilities among members of the Global Crossing North America, Inc. consolidated group.

Tanning Technology Corporation

   The Chief Executive Officer of GlobalCenter Inc. and Global Crossing is a member of the Board of Directors of Tanning Technology Corporation ("Tanning"). On February 1, 2000, GlobalCenter Inc. acquired approximately 229,000 shares of Tanning common stock for an aggregate purchase price of $10 million based on the fair market value of Tanning's stock on that date. This investment represents less than 2% of the outstanding shares of Tanning common stock as of March 31, 2000. In addition, the GlobalCenter group and Tanning entered into a preferred marketing agreement to create, market, sell and deliver combined service offerings to customers and also entered into an additional arrangement where the GlobalCenter group has agreed to pay $10 million for consulting services to be provided by Tanning over a twelve-month period commencing in February 2000.

(4) Property and Equipment, Net

   Property and equipment consists of the following:

                                           Old GlobalCenter  New GlobalCenter
                                           ---------------- -------------------
                                                 December 31,         Unaudited
                                           -------------------------  March 31,
                                                 1998         1999      2000
                                           ---------------- --------  ---------
                                                 (Amounts in thousands)
   Network and computer equipment........      $13,410      $ 16,200  $ 25,822
   Furniture and fixtures................          307         2,143     8,499
   Leasehold improvements................        2,179        20,759    59,150
                                               -------      --------  --------
                                                15,896        39,102    93,471
   Accumulated depreciation and amortiza-
    tion.................................       (5,096)       (1,913)   (5,067)
                                               -------      --------  --------
                                                10,800        37,189    88,404
   Construction in progress..............       19,572        79,126    73,837
                                               -------      --------  --------
     Total property and equipment, net...      $30,372      $116,315  $162,241
                                               =======      ========  ========

   Included in property and equipment are assets acquired under capital lease obligations with an original cost of approximately $1.5 million. Accumulated amortization on the leased assets was approximately $0.8 million, $1.3 million and $1.4 million at December 31, 1998 and 1999 and March 31, 2000, respectively. Interest paid on capital lease obligations is not material to the combined financial statements for all periods presented.

(5) Goodwill and Intangibles, Net

   In connection with the acquisition of Frontier Corporation by Global Crossing Ltd. approximately $1.5 billion of the purchase price was determined to be the fair value of net assets, goodwill and intangibles related to New GlobalCenter. Approximately $43.9 million was the fair value of the tangible net assets acquired and liabilities assumed of New GlobalCenter at the acquisition date. The remaining purchase price was assigned to goodwill and intangibles and related deferred tax liability. The intangibles relate to the fair value of New GlobalCenter's customer lists at the date of acquisition. Pro forma combined statements of operations

                              GLOBALCENTER GROUP

             (An integrated business of Global Crossing Ltd.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

information for the year ended December 31, 1999 and 1998 is not presented as Global Crossing had no material operations that would be included within the GlobalCenter group. The amounts and estimated lives of the goodwill and intangibles are as follows:

                                                                    March 31,
                              Estimated Life   December 31, 1999       2000
                              -------------- ---------------------- ----------
                                             (Amounts in thousands) Unaudited
   Customer lists...........     10 years          $   78,000       $   78,000
   Goodwill.................     10 years           1,407,400        1,407,400
                                                   ----------       ----------
                                                    1,485,400        1,485,400
   Less accumulated amorti-
    zation..................                          (37,135)         (74,270)
                                                   ----------       ----------
   Goodwill and intangibles,
    net.....................                       $1,448,265       $1,411,130
                                                   ==========       ==========

   In October 1997, GlobalCenter Inc. acquired Voyager Networks, Inc. ("Voyager") in a business combination accounted for as a purchase. After allocating the purchase price to the tangible and specifically identifiable intangible assets acquired and liabilities assumed, the excess purchase price of approximately $9.1 million was allocated to goodwill. The Voyager goodwill was amortized using the straight-line method over seven years until the acquisition of Frontier by Global Crossing. As of December 31, 1998, the accumulated amortization related to the Voyager goodwill was approximately $1.6 million. Pro forma combined revenues and net loss before benefit for income taxes for the year ended December 31, 1997, assuming Voyager was acquired on January 1, 1997, was $10.5 million and $4.2 million, respectively.

(6) Income Taxes

   The following table shows the principal reasons for the difference between the effective income tax rate and the U.S federal statutory income tax rate:

                                                                       New
                                         Old GlobalCenter          GlobalCenter
                                   ------------------------------- ------------
                                     Year Ended       Nine Months  Three Months
                                    December 31,         Ended        Ended
                                   ----------------  September 30, December 31,
                                    1997     1998        1999          1999
                                   -------  -------  ------------- ------------
                                             (Amounts in thousands)
Federal income tax at statutory
 rate (35%)......................  $(1,300) $(5,508)    $(9,286)     $(16,470)
State and local income taxes, net
 of federal effect...............     (118)     125        (449)         (180)
Amortization of goodwill and in-
 tangibles.......................      114      453         341        12,315
Change in valuation allowance and
 other estimates.................      361       --        (361)           --
Other differences................        2       19          13             2
                                   -------  -------     -------      --------
Benefit for income taxes.........  $  (941) $(4,911)    $(9,742)     $ (4,333)
                                   =======  =======     =======      ========

                              GLOBALCENTER GROUP

             (An integrated business of Global Crossing Ltd.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)


   The benefit for income taxes consists of the following:

                                       Old GlobalCenter         New GlobalCenter
                                  ----------------------------- ----------------
                                   Year Ended      Nine Months    Three Months
                                  December 31,        Ended          Ended
                                  --------------  September 30,   December 31,
                                  1997    1998        1999            1999
                                  -----  -------  ------------- ----------------
                                             (Amounts in thousands)
Benefit for income taxes
Current:
  Federal........................ $  --  $(3,307)   $(10,126)       $(1,979)
  State and local................    --       --        (514)          (160)
                                  -----  -------    --------        -------
    Subtotal.....................    --   (3,307)    (10,640)        (2,139)
Deferred:
  Federal........................  (760)  (1,797)      1,074         (2,077)
  State and local................  (181)     193        (176)          (117)
                                  -----  -------    --------        -------
    Subtotal.....................  (941)  (1,604)        898         (2,194)
                                  -----  -------    --------        -------
Benefit for income taxes......... $(941) $(4,911)   $ (9,742)       $(4,333)
                                  =====  =======    ========        =======

   Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The following is a summary of the significant items giving rise to components of Old GlobalCenter and New GlobalCenter's deferred tax assets and liabilities.

                                               Old GlobalCenter New GlobalCenter
                                               ---------------- ----------------
                                                         December 31,
                                               ---------------------------------
                                                     1998             1999
                                               ---------------- ----------------
                                                     Assets (Liabilities)
                                               ---------------------------------
                                                    (Amounts in thousands)
Long-term deferred income tax assets (liabil-
 ities)
  Intangibles................................       $  --           $(28,530)
  Depreciation...............................          221               214
  Net operating losses.......................          515             1,412
                                                    ------          --------
                                                       736           (26,904)
  Less: Valuation allowance..................         (515)           (1,412)
                                                    ------          --------
     Net long-term deferred income tax assets
     (liabilities)...........................       $  221          $(28,316)
                                                    ======          ========
Current deferred income tax assets
  Accrued benefits and compensation..........       $  688          $    168
  Reserves and allowances....................        1,594             1,681
  Other......................................          111             1,077
                                                    ------          --------
    Total current deferred income tax
     assets..................................       $2,393          $  2,926
                                                    ======          ========

   New GlobalCenter established a valuation allowance of approximately $1.4 million as of December 31, 1999 against net operating losses. The valuation allowance relates to the uncertainty of realizing the full benefit of the net operating loss carryforwards. In evaluating the amount of valuation allowance needed, the GlobalCenter group considers the prior operating results and future plans and expectations. The utilization period of the net operating loss carryforwards and the turnaround period of other temporary differences are also considered. The GlobalCenter group's net operating losses begin to expire in 2001. The realization of the current

                              GLOBALCENTER GROUP

             (An integrated business of Global Crossing Ltd.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)

net deferred income tax asset is dependent on the consolidated tax group, of which GlobalCenter group is a component, generating taxable income. Although realization is not assured, management believes it is more likely than not that the deferred income tax asset at December 31, 1999 will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of taxable income in future years are reduced.

(7) Commitments and Contingencies

Lease Commitments

   The GlobalCenter group has entered into various lease agreements for office space and data center facilities. Rent expense was $1.2 million, $3.6 million, $2.3 million, $3.7 million, $1.3 million, and $1.0 million for the three months ended March 31, 1999, March 31, 2000 and December 31, 1999, nine months ended September 30, 1999 and the years ended December 31, 1998 and 1997, respectively. The GlobalCenter group leases certain equipment under capital lease arrangements.

   A summary of future minimum lease payments under capital and noncancelable operating lease agreements as of December 31, 1999 are as follows.

                                                      Capital      Operating
                                                       Leases        Leases
                                                     ----------   -------------
                                                     (Amounts in thousands)
   Years Ending December 31,
     2000...........................................  $     423   $      12,509
     2001...........................................        211          12,133
     2002...........................................         --          12,026
     2003...........................................         --          12,361
     2004...........................................         --          12,843
     Thereafter.....................................         --          84,354
                                                      ---------   -------------
                                                            634   $     146,226
                                                                  =============
   Less amount representing interest................        (66)
                                                      ---------
   Present value of lease payments..................        568
   Current portion of capital leases................       (374)
                                                      ---------
   Noncurrent portion of capital leases.............  $     194
                                                      =========

   It is expected that in the normal course of business, leases that expire generally will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum lease commitments will not be less than the amount shown for 2000.

Other

   Management believes that there are no pending or threatened legal proceedings that, if adversely determined, would have a material adverse effect on the GlobalCenter group.

                              GLOBALCENTER GROUP

             (An integrated business of Global Crossing Ltd.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)


(8) Stock Option Plans

Management Stock Plan

   The board of directors and the stockholder of GlobalCenter Inc. adopted the GlobalCenter Management Stock Plan ("Management Stock Plan") in January 2000. The Management Stock Plan was approved by the Global Crossing Ltd. compensation committee on March 2, 2000 and by the Global Crossing Ltd. Board of Directors, subject to stockholder approval, on April 12, 2000. The Management Stock Plan provides for grants of stock options to purchase shares of GlobalCenter Group stock and grants restricted shares of GlobalCenter group stock. Options granted under the Management Stock Plan may be incentive stock options or nonstatutory stock options.

   The total number of shares of GlobalCenter Inc. common stock reserved for awards shall not exceed 10% of the outstanding common stock of GlobalCenter Inc. The number of shares of such GlobalCenter group stock available for grant under the Management Stock Plan is approximately 27.5 million. Also, the outstanding options at the time of such issuance of the tracking stock shall be exercisable for a percentage of shares of GlobalCenter group stock equal to the percentage of outstanding shares of GlobalCenter, Inc. common stock at grant, after taking into account the value of Global Crossing inter-group interests.

   The Management Stock Plan imposes individual limits on the amount of awards that a participant can receive in any fiscal year. The Management Stock Plan is administered by the Global Crossing Ltd. compensation committee. The exercise price per share for a Management Stock Plan option will typically be the fair market value of GlobalCenter group stock on the date of grant. As of December 31, 1999, stock options to purchase 5.5% of GlobalCenter Inc. stock or GlobalCenter group stock, subject to election by the employee, had been approved for grant under the Management Stock Plan. The weighted average exercise price of such options to purchase 5.5% of shares is $110 million. As of December 31, 1999, no shares of restricted stock have been awarded under the Management Stock Plan. The pro forma effect of GlobalCenter group stock options issued on the accompanying combined financial statements is not material.

   As of March 31, 2000, stock options to purchase approximately 9.6% of GlobalCenter Inc. common stock or GlobalCenter group stock, subject to election by the employees, had been approved for grant under the Management Stock Plan. The aggregate exercise price of such options is approximately $191 million. Upon approval of the Management Stock Plan by the shareholders, the GlobalCenter group will record deferred stock compensation equal to the difference between the exercise price and the fair value of shares at the date of approval. The resulting deferred stock compensation will be amortized in accordance with the terms of vesting of such options and consistent with the accounting policy adopted by Global Crossing Ltd.

2000 Stock Plan

   The board of directors of Global Crossing Ltd. approved the GlobalCenter 2000 Stock Plan ("2000 Stock Plan"), subject to stockholder approval, on April 12, 2000. The 2000 Stock Plan will become effective upon the consummation of the Offering. The terms of the 2000 Stock Plan provide for grants of stock options to purchase shares of GlobalCenter group stock, stock appreciation rights and other stock-based awards. Options granted under the 2000 Stock Plan may be incentive stock options or nonstatutory stock options. The total number of shares of GlobalCenter group stock that are available for grant under the 2000 Stock Plan is approximately 13.7 million.

                            GLOBALCENTER GROUP

             (An integrated business of Global Crossing Ltd.)

           NOTES TO COMBINED FINANCIAL STATEMENTS--(Continued)


   The 2000 Stock Plan imposes individual limits on the amount of awards that a participant can receive in any calendar year. The 2000 Stock Plan is administered by the Global Crossing Ltd. board of directors. The exercise price per share for a 2000 Stock Plan option will typically be the fair market value of GlobalCenter group stock on the date of grant. All terms regarding each option are fixed by the board of directors in an award agreement, except that no option may have a term exceeding ten years.

Global Crossing Ltd. Stock Option Plans

   Employees of GlobalCenter group participate in the stock option plans of Global Crossing Ltd. Global Crossing Ltd. maintains a stock option plan under which options to acquire shares may be granted to directors, officers, employees and consultants. Global Crossing Ltd. accounts for this plan under APB Opinion No. 25, under which compensation cost is recognized only to the extent that the market price at the date of grant exceeds the exercise price. Terms and conditions of Global Crossing Ltd's options, including exercise price and the period in which options are exercisable, generally are at the discretion of the compensation committee of Global Crossing Ltd., however, no options are exercisable more than ten years after date of grant. Certain employees of GlobalCenter group own stock options to acquire Global Crossing Ltd. stock. As GlobalCenter group was not part of the capital structure of Global Crossing Ltd. for the periods presented, the pro forma effect of Global Crossing Ltd. stock options held by GlobalCenter group employees in the accompanying combined financial statements is not presented. Upon effectiveness of the Offering, GlobalCenter group employees typically will no longer participate in Global Crossing group stock option plans.

(9) Subsequent Event (Unaudited)

GlobalCenter Asia Joint Venture

   In May 2000, Global Center Inc. entered into a Master Joint Venture Agreement with Asia Global Crossing Ltd. ("AGC"), a joint venture among Global Crossing Ltd., Microsoft Corporation and Softbank Corp. The purpose of the joint venture will be to exploit the GlobalCenter business in Asia.

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

   To Global Crossing Ltd.:

     We have audited the accompanying consolidated balance sheets of Global Crossing Ltd. (a Bermuda company) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity, cash flows and comprehensive income for the years ended December 31, 1999 and 1998 and for the period March 19, 1997 (Date of Inception) to December 31, 1997. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Crossing Ltd. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998 and for the period March 19, 1997 (Date of Inception) to December 31, 1997, in conformity with accounting principles generally accepted in the United States.

     As explained in the Notes to the consolidated financial statements, effective January 1, 1999, the Company changed its method of accounting for start-up costs.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the Index to Consolidated Financial Statements and Schedule is presented for purposes of complying with the Securities and Exchange Commission's rules and regulations and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

      /s/ Arthur Andersen

_________________________________

        Arthur Andersen

   Hamilton, Bermuda

   February 23, 2000

                   GLOBAL CROSSING LTD. AND SUBSIDIARIES

                        CONSOLIDATED BALANCE SHEETS

          (In thousands, except share and per share information)

                                             December 31, 1999 December 31, 1998
                                             ----------------- -----------------
ASSETS:
 Current assets:
 Cash and cash equivalents.................     $ 1,633,499       $  806,593
 Restricted cash and cash equivalents......          93,294           77,190
 Accounts receivable, net..................         966,973           71,195
 Other assets and prepaid costs............         252,767           21,637
                                                -----------       ----------
 Total current assets......................       2,946,533          976,615
 Restricted cash and cash equivalents......         138,118          367,600
 Accounts receivable.......................          52,052           43,315
 Capacity available for sale...............             --           574,849
 Property and equipment, net...............       6,026,053          433,707
 Goodwill and intangibles, net.............       9,557,422              --
 Investment in and advances to/from
  affiliates, net..........................         323,960          177,334
 Other assets..............................         661,442           65,757
                                                -----------       ----------
 Total assets..............................     $19,705,580       $2,639,177
                                                ===========       ==========
LIABILITIES:
 Current liabilities:
 Accrued construction costs................     $   275,361       $  129,081
 Accounts payable..........................         509,866            2,018
 Accrued cost of access....................         154,285              --
 Accrued liabilities.......................         280,629           29,972
 Accrued interest and preferred dividends..          66,745           14,428
 Deferred revenue..........................         127,367           44,197
 Income taxes payable......................         140,034           15,604
 Current portion of long term debt.........           5,496            6,393
 Other current liabilities.................         292,810           14,572
                                                -----------       ----------
 Total current liabilities.................       1,852,593          256,265
 Long-term debt............................       5,018,544        1,066,093
 Deferred revenue..........................         383,287           25,325
 Deferred credits and other................         796,606           34,174
                                                -----------       ----------
 Total liabilities.........................       8,051,030        1,381,857
                                                -----------       ----------
MINORITY INTEREST..........................         351,338              --
                                                -----------       ----------
MANDATORILY REDEEMABLE AND CUMULATIVE
 CONVERTIBLE PREFERRED STOCK:
 10 1/2% Mandatorily Redeemable Preferred
  Stock, 5,000,000 shares issued and
  outstanding as of December 31, 1999 and
  1998, $100 liquidation preference per
  share....................................         485,947          483,000
                                                -----------       ----------
 6 3/8% Cumulative Convertible Preferred
  Stock, 10,000,000 and 0 shares issued and
  outstanding as of December 31, 1999 and
  1998, respectively, $100 liquidation
  preference per share.....................         969,000              --
                                                -----------       ----------
 7% Cumulative Convertible Preferred Stock,
  2,600,000 and 0 shares issued and
  outstanding as of December 31, 1999 and
  1998, $250 liquidation preference per
  share....................................         629,750              --
                                                -----------       ----------
SHAREHOLDERS' EQUITY:
 Common stock, 3,000,000,000 shares
  authorized, par value $.01, 799,137,142
  and 432,776,246 shares issued as of
  December 31, 1999 and 1998,
  respectively.............................           7,992            4,328
 Treasury stock, 22,033,758 shares.........        (209,415)        (209,415)
 Additional paid-in capital and other
  shareholders' equity.....................       9,578,927        1,067,470
 Accumulated deficit.......................        (158,989)         (88,063)
                                                -----------       ----------
                                                  9,218,515          774,320
                                                -----------       ----------
 Total liabilities and shareholders'
  equity...................................     $19,705,580       $2,639,177
                                                ===========       ==========

                          See accompanying notes.

                   GLOBAL CROSSING LTD. AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF OPERATIONS

          (In thousands, except share and per share information)

                                                                 Period from
                                                                March 19, 1997
                            Year Ended        Year Ended     (Date of Inception)
                         December 31, 1999 December 31, 1998 to December 31, 1997
                         ----------------- ----------------- --------------------
REVENUE.................    $ 1,664,824       $   419,866        $       --
                            -----------       -----------        -----------
EXPENSES:
 Cost of sales..........        850,483           178,492                --
 Operations,
  administration and
  maintenance...........        134,266            18,140                --
 Sales and marketing....        152,115            31,748              1,366
 Network development....         33,304            14,204                 78
 General and
  administrative........        250,202            56,797              1,618
 Depreciation and
  amortization..........        124,294               541                 39
 Goodwill and
  intangibles
  amortization..........        127,621               --                 --
 Termination of advisory
  services agreement....            --            139,669                --
                            -----------       -----------        -----------
                              1,672,285           439,591              3,101
                            -----------       -----------        -----------
OPERATING LOSS..........         (7,461)          (19,725)            (3,101)
EQUITY IN INCOME (LOSS)
 OF AFFILIATES..........         15,708            (2,508)               --
MINORITY INTEREST.......         (1,338)              --                 --
OTHER INCOME (EXPENSE):
 Interest income........         67,407            29,986              2,941
 Interest expense.......       (139,077)          (42,880)               --
 Other income, net......        180,765               --                 --
                            -----------       -----------        -----------
INCOME (LOSS) BEFORE
 PROVISION FOR INCOME
 TAXES, EXTRAORDINARY
 ITEM AND CUMULATIVE
 EFFECT OF CHANGE IN
 ACCOUNTING PRINCIPLE...        116,004           (35,127)              (160)
 Provision for income
  taxes.................       (126,539)          (33,067)               --
                            -----------       -----------        -----------
LOSS BEFORE
 EXTRAORDINARY ITEM AND
 CUMULATIVE EFFECT OF
 CHANGE IN ACCOUNTING
 PRINCIPLE..............        (10,535)          (68,194)              (160)
 Extraordinary loss on
  retirement of debt....        (45,681)          (19,709)               --
                            -----------       -----------        -----------
LOSS BEFORE CUMULATIVE
 EFFECT OF CHANGE IN
 ACCOUNTING PRINCIPLE...        (56,216)          (87,903)              (160)
 Cumulative effect of
  change in accounting
  principle, net of
  income tax benefit of
  $1,400................        (14,710)              --                 --
                            -----------       -----------        -----------
NET LOSS................        (70,926)          (87,903)              (160)
 Preferred stock
  dividends.............        (66,642)          (12,681)           (12,690)
 Redemption of preferred
  stock.................            --            (34,140)               --
                            -----------       -----------        -----------
LOSS APPLICABLE TO
 COMMON SHAREHOLDERS....    $  (137,568)      $  (134,724)       $   (12,850)
                            ===========       ===========        ===========
NET LOSS PER COMMON
 SHARE:
 Loss applicable to
  common shareholders
  before extraordinary
  item and cumulative
  effect of change in
  accounting principle,
  basic and diluted.....    $     (0.15)      $     (0.32)       $     (0.04)
                            -----------       -----------        -----------
 Extraordinary item,
  basic and diluted.....          (0.09)            (0.06)               --
                            -----------       -----------        -----------
 Cumulative effect of
  change in accounting
  principle,
  basic and diluted.....          (0.03)              --                 --
                            -----------       -----------        -----------
 Net loss applicable to
  common shareholders,
  basic and diluted.....    $     (0.27)      $     (0.38)       $     (0.04)
                            ===========       ===========        ===========
 Shares used in
  computing basic and
  diluted loss per
  share.................    502,400,851       358,735,340        325,773,934
                            ===========       ===========        ===========

                          See accompanying notes.

                  GLOBAL CROSSING LTD. AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

          (In thousands, except share and per share information)

                                                                     Other Shareholders'
                             Common Stock         Treasury Stock           Equity
                          -------------------  --------------------  --------------------
                                                                     Additional                            Total
                                                                      Paid-in              Accumulated Shareholders'
                            Shares     Amount    Shares    Amount    Capital(a)   Other      Deficit      Equity
                          -----------  ------  ---------- ---------  ----------  --------  ----------- -------------
Issuance of common stock
 for cash in March 1997
 (Date of Inception),
 net of $1,264 issuance
  costs.................  325,773,934  $3,258         --  $     --   $   83,713  $    --    $     --    $   86,971
 Preferred stock
  dividends.............          --      --          --        --      (12,690)      --          --       (12,690)
 Net loss for the
  period................                                                                         (160)        (160)
                          -----------  ------  ---------- ---------  ----------  --------   ---------   ----------
Balance, December 31,
 1997...................  325,773,934   3,258         --        --       71,023       --         (160)      74,121
 Issuance of common
  stock for cash........    1,575,000      16         --        --        2,772       --          --         2,788
 Cash reimbursement to
  certain shareholders..          --      --          --        --       (7,047)      --          --        (7,047)
 Unearned compensation..          --      --          --        --       93,758   (93,758)        --           --
 Amortization of
  compensation expense..          --      --          --        --          --     37,111         --        37,111
 PCG Warrants...........   24,406,340     244         --        --      275,054       --          --       275,298
 Issuance of common
  stock in exchange for
  termination of
  advisory services
  agreement.............   14,210,526     142         --        --      134,858       --          --       135,000
 Preferred stock
  dividends.............          --      --          --        --      (12,681)      --          --       (12,681)
 Premium on redemption
  of preferred stock....          --      --          --        --      (34,140)      --          --       (34,140)
 Common stock
  transactions with
  certain shareholders..   21,733,758     217  22,033,758  (209,415)    209,198       --          --           --
 Issuance of common
  stock in connection
  with initial public
  offering, net of
  $30,916 issuance
  costs.................   44,420,000     444         --        --      390,630       --          --       391,074
 Issuance of common
  stock from exercise of
  stock options.........      656,688       7         --        --          692       --          --           699
 Net loss...............          --      --          --        --          --        --      (87,903)     (87,903)
                          -----------  ------  ---------- ---------  ----------  --------   ---------   ----------
Balance, December 31,
 1998...................  432,776,246   4,328  22,033,758  (209,415)  1,124,117   (56,647)    (88,063)     774,320
 Issuance of common
  stock from exercise of
  stock options.........   10,058,073     101         --        --      111,263       --          --       111,364
 Income tax benefit from
  exercise of stock
  options...............          --      --          --        --        9,368       --          --         9,368
 Unearned compensation..          --      --          --        --       55,066   (55,066)        --           --
 Amortization of
  compensation expense..          --      --          --        --          --     51,306         --        51,306
 Issuance of common
  stock in exchange for
  non-compete rights and
  licenses..............    2,239,632      22         --        --       19,978       --          --        20,000
 Cancellation of shares
  issued in connection
  with terminated merger
  with US West..........   (2,231,076)    (22)        --        --     (103,362)      --          --      (103,384)
 Preferred stock
  dividends.............          --      --          --        --      (66,642)      --          --       (66,642)
 Shares issued in
  connection with
  Frontier acquisition..  355,263,135   3,553         --        --    8,503,974       --          --     8,507,527
 Shares issued for
  retirement of debt....    1,031,132      10         --        --        5,290       --          --         5,300
 Foreign currency
  translation
  adjustment............          --      --          --        --          --    (20,698)        --       (20,698)
 Unrealized gain on
  securities............          --      --          --        --          --        980         --           980
 Net loss...............          --      --          --        --          --        --      (70,926)     (70,926)
                          -----------  ------  ---------- ---------  ----------  --------   ---------   ----------
Balance, December 31,
 1999...................  799,137,142  $7,992  22,033,758 $(209,415) $9,659,052  $(80,125)  $(158,989)  $9,218,515
                          ===========  ======  ========== =========  ==========  ========   =========   ==========

--------

(a) Additional Paid-in-Capital has been charged retroactively for the par value of the shares issued as a result of the 2-for-1 stock split effected in the form of a stock dividend effective on March 9, 1999.

                         See accompanying notes.

                   GLOBAL CROSSING LTD. AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                              (In thousands)

                                                                 Period From
                                                                March 19, 1997
                            Year Ended        Year Ended     (Date of Inception)
                         December 31, 1999 December 31, 1998 to December 31, 1997
                         ----------------- ----------------- --------------------
CASH FLOWS PROVIDED BY
 OPERATING ACTIVITIES:
 Net loss..............     $  (70,926)        $ (87,903)          $   (160)
 Adjustments to
  reconcile net loss to
  net cash provided by
  operating activities:
 Extraordinary loss on
  retirement of senior
  notes................         45,681            19,709                --
 Cumulative effect of
  change in accounting
  principle............         14,710               --                 --
 Non-cash portion of US
  West termination
  agreement............       (103,384)              --                 --
 Stock related
  expenses.............         51,306            39,374                --
 Termination of
  advisory services
  agreement............            --            135,000                --
 Equity in (income)
  loss of affiliates...        (15,708)            2,508                --
 Depreciation and
  amortization.........        251,915               541                 39
 Provision for doubtful
  accounts.............         37,157             4,233                --
 Deferred income
  taxes................         35,274             9,654                --
 Capacity available for
  sale excluding cash
  expenditures for
  investing
  activities...........            --            123,329            (21,200)
 Other.................          7,726               --                 --
 Changes in operating
  assets and
  liabilities..........        252,333           (37,718)            26,442
                            ----------         ---------           --------
  Net cash provided by
   operating
   activities..........        506,084           208,727              5,121
                            ----------         ---------           --------
CASH FLOWS USED IN
 INVESTING ACTIVITIES:
 Cash paid for
  construction in
  progress and capacity
  available for sale...     (1,577,044)         (413,996)          (428,743)
 Acquisitions, net of
  cash acquired........     (2,456,811)              --                 --
 Proceeds from sale of
  unconsolidated
  subsidiary...........        379,086               --                 --
 Purchases of property
  and equipment........       (193,871)              --                 --
 Investments in and
  advances to
  affiliates...........       (161,337)          (16,701)               --
                            ----------         ---------           --------
  Net cash used in
   investing
   activities..........     (4,009,977)         (430,697)          (428,743)
                            ----------         ---------           --------
CASH FLOWS PROVIDED BY
 FINANCING ACTIVITIES:
 Proceeds from issuance
  of common stock,
  net..................        111,364           392,298             73,736
 Proceeds from issuance
  of preferred stock,
  net..................      1,598,750           483,000             92,470
 Proceeds from issuance
  of senior notes......      2,000,000           796,495            150,000
 Proceeds from long-
  term debt............      3,544,083           290,556            162,325
 Repayment of long-term
  debt.................     (3,351,732)         (176,890)               --
 Retirement of 1997
  issued senior notes..            --           (159,750)               --
 Redemption of 1997
  issued preferred
  stock................            --           (134,372)               --
 Finance costs
  incurred.............       (141,027)          (37,665)           (28,181)
 Cash reimbursement to
  certain
  shareholders.........            --             (7,047)               --
 Minority interest
  investment in
  subsidiary...........        350,000               --                 --
 Preferred dividends...        (52,429)              --                 --
 Decrease (increase) in
  restricted cash and
  cash equivalents.....        271,790          (419,515)           (25,275)
                            ----------         ---------           --------
  Net cash provided by
   financing
   activities..........      4,330,799         1,027,110            425,075
                            ----------         ---------           --------
NET INCREASE IN CASH
 AND CASH EQUIVALENTS..        826,906           805,140              1,453
CASH AND CASH
 EQUIVALENTS, beginning
 of period.............        806,593             1,453                --
                            ----------         ---------           --------
CASH AND CASH
 EQUIVALENTS, end of
 period................     $1,633,499         $ 806,593           $  1,453
                            ==========         =========           ========

                   GLOBAL CROSSING LTD. AND SUBSIDIARIES

                              (In thousands)

                                                                  Period From
                                                                 March 19, 1997
                             Year Ended        Year Ended     (Date of Inception)
                          December 31, 1999 December 31, 1998 to December 31, 1997
                          ----------------- ----------------- --------------------
SUPPLEMENTAL INFORMATION
 ON NON-CASH FINANCING
 ACTIVITIES:
 Common stock issued to
  holders of preferred
  stock.................     $       --         $     --            $ 13,325
                             ===========        =========           ========
 Common stock issued
  upon conversion of
  debt..................     $     5,300        $     --            $    --
                             ===========        =========           ========
SUPPLEMENTAL INFORMATION
 ON NON-CASH INVESTING
 ACTIVITIES:
 Costs incurred for
  construction in
  progress and capacity
  available for sale....     $ 1,704,258        $ 607,865           $497,319
 Increase in accrued
  construction costs....        (119,405)         (77,077)           (52,414)
 Increase in accrued
  interest..............             --            (8,412)            (1,641)
 Amortization of
  deferred finance
  costs.................          (7,809)          (7,883)            (2,223)
 (Increase) decrease in
  obligations under
  capital leases........             --            11,660            (12,298)
 PCG Warrants...........             --          (112,157)               --
                             -----------        ---------           --------
 Cash paid for
  construction in
  progress and capacity
  available for sale....     $ 1,577,044        $ 413,996           $428,743
                             ===========        =========           ========
 Non-cash purchases of
  property and
  equipment.............     $    38,300        $     --            $    --
                             ===========        =========           ========
 Transfer of capacity
  available for sale to
  property and
  equipment.............     $   574,849        $     --            $    --
                             ===========        =========           ========
 Common stock issued for
  non-compete rights....     $    20,000        $     --            $    --
                             ===========        =========           ========
SUPPLEMENTAL DISCLOSURE
 OF CASH FLOW
 INFORMATION:
 Changes in operating
  assets and
  liabilities:
 Accounts receivable....     $  (296,467)       $(118,743)          $    --
 Other current assets...         (47,915)         (46,662)            (1,032)
 Other Long-Term
  Assets................         (98,029)             --                 --
 Deferred revenue.......         331,475           64,197              5,325
 Accounts payable and
  accrued liabilities...         258,739           30,332              1,249
 Income taxes payable...          73,650           15,604                --
 Obligations under
  inland services
  agreement.............         (21,994)          17,554             20,900
 Deferred credits and
  other.................          52,874              --                 --
                             -----------        ---------           --------
                             $   252,333        $ (37,718)          $ 26,442
                             ===========        =========           ========
 Detail of acquisitions:
 Assets acquired........     $11,120,676        $     --            $    --
 Liabilities assumed....      (2,613,149)             --                 --
                             -----------        ---------           --------
 Common stock issued....     $ 8,507,527        $     --            $    --
                             ===========        =========           ========
 Net cash paid for
  acquisitions..........     $ 2,456,811        $     --            $    --
 Cash acquired in
  acquisitions..........         123,855              --                 --
                             -----------        ---------           --------
 Cash paid for
  acquisition, including
  transaction fees......     $ 2,580,666        $     --            $    --
                             ===========        =========           ========
 Investments in
  Affiliates:
 Cost of investments in
  affiliates............     $  (161,337)       $(179,842)          $    --
 PCG Warrants...........             --           163,141                --
                             ===========        =========           ========
                             $  (161,337)       $ (16,701)          $    --
                             ===========        =========           ========
 Cash paid for interest
  and income taxes:
 Interest paid and
  capitalized...........     $   219,289        $  39,424           $  8,136
                             ===========        =========           ========
 Interest paid (net of
  capitalized
  interest).............     $   141,230        $  33,854           $    --
                             ===========        =========           ========
 Cash paid for taxes....     $    14,589        $   7,809           $    --
                             ===========        =========           ========

                          See accompanying notes.

                   GLOBAL CROSSING LTD. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                              (In thousands)

                                                                 Period from
                                                                March 19, 1997
                            Year Ended        Year Ended     (Date of Inception)
                         December 31, 1999 December 31, 1998 to December 31, 1997
                         ----------------- ----------------- --------------------
Net loss................     $(70,926)         $(87,903)            $(160)
 Foreign currency
  translation
  adjustment............      (20,698)              --                --
 Unrealized gain on
  securities............          980               --                --
                             --------          --------             -----
Comprehensive loss......     $(90,644)         $(87,903)            $(160)
                             ========          ========             =====

                          See accompanying notes.

                  GLOBAL CROSSING LTD. AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND AND ORGANIZATION

   Global Crossing Ltd. (a Bermuda company, together with its consolidated subsidiaries, "GCL" or the "Company") is building and offering services over the world's first independent global fiber optic network, consisting of 101,000 announced route miles and serving five continents, 27 countries and more than 200 major cities. Upon completion of our currently announced systems, our network and our telecommunications and Internet product offerings will be available in markets constituting over 80% of the world's international communications traffic.

   The Company's strategy is to be the premier provider of global broadband Internet Protocol ("IP") and data services for both wholesale and retail customers. The Company is building a state-of-the-art fiber optic network that management believes to be of unprecedented global scope and scale to serve as the backbone for this strategy. Management believes that the Company's network will enable it to be the low cost service provider in most of its addressable markets.

   Asia Global Crossing, a joint venture with Softbank Corp. and Microsoft Corporation intends to become the first truly pan-Asian carrier to offer worldwide bandwidth and data communications. The Asia Global Crossing joint venture was established on November 24, 1999.

   GlobalCenter, a wholly-owned subsidiary of GCL, will expand its product set to become a single-source e-commerce service solution that will provide web-centric businesses with the high availability, flexibility and scalability necessary to compete in the rapidly expanding digital economy.

   Global Crossing Ltd. serves as a holding company for its subsidiaries' operations, including Global Marine Systems (acquired July 2, 1999), Frontier Corporation (acquired September 28, 1999), and Racal Telecom (acquired November 24, 1999).

   In February 1999, the Company's Board of Directors declared a 2-for-1 split of the Company's common stock in the form of a stock dividend which was effective on March 9, 1999. All share information presented in these consolidated financial statements gives retroactive effect to the 100-for-1 stock split in January 1998, 1.5-for-1 stock dividend in August 1998 and 2-for-1 stock dividend on March 9, 1999.

2. SIGNIFICANT ACCOUNTING POLICIES

   These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are summarized as follows:

  a) Principles of Consolidation

   The consolidated financial statements include the accounts of GCL and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

   As described in Note 3, the Company completed the acquisitions of Global Marine Systems, Frontier and Racal Telecom during 1999. These acquisitions have had a major impact on the comparability of the Company's financial statements. To assist the reader of these financial statements and related notes, the Company has disclosed certain financial information in Note 3 including the pro forma impact of these acquisitions.

  b) Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES
and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual amounts and results could differ from those estimates.

   The Company's operations and ability to grow may be affected by numerous factors, including changes in customer requirements, new laws and governmental regulations and policies, technological advances, entry of new competitors and changes in the willingness of financial institutions and other lenders to finance acquisitions and operations. The Company cannot predict which, if any, of these or other factors might have a significant impact on the telecommunications industry in the future, nor can it predict what impact, if any, the occurrence of these or other events might have on the Company's operations.

  c) Development Stage Company

   The Company was in its development stage until May 1998 when the United States to United Kingdom segment of the AC-1 system was placed into service, and the Company began generating significant amounts of revenue.

  d) Revenue Recognition

  Services

   Revenue derived from telecommunication, incumbent local exchange ("ILEC") and maintenance services, including sales of capacity under operating type leases, are recognized as services are provided, net of an estimate for uncollectible accounts. Payments received from customers before the relevant criteria for revenue recognition are satisfied are included in deferred revenue in the accompanying consolidated balance sheets.

  Sales-Type Leases

   Revenue from Capacity Purchase Agreements ("CPAs") that meet the criteria of sales-type lease accounting are recognized in the period that the rights and obligations of ownership transfer to the purchaser, which occurs when (i) the purchaser obtains the right to use the capacity, which can only be suspended if the purchaser fails to pay the full purchase price or fulfill its contractual obligations, (ii) the purchaser is obligated to pay Operations, Administration and Maintenance ("OA&M") costs and (iii) the segment of a system related to the capacity purchased is available for service. Certain customers who have entered into CPAs for capacity have paid deposits toward the purchase price which have been included as deferred revenue in the accompanying consolidated balance sheets.

   Prior to July 1, 1999, substantially all CPAs were treated as sales-type leases as described in Statement of Financial Accounting Standards No. 13, "Accounting for Leases" ("SFAS 13"). On July 1, 1999, the Company adopted Financial Accounting Standards Board Interpretation No. 43, "Real Estate Sales, an interpretation of FASB Statement No. 66" ("FIN 43"), which requires prospective transactions to meet the criteria set forth in Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate" ("SFAS 66") to qualify for sales-type lease accounting. Since sales of terrestrial capacity did not meet the new criteria, the terrestrial portion of CPAs executed subsequent to June 30, 1999 were recognized over the terms of the contracts, as services.

  Percentage-of-Completion

   Revenue and estimated profits under long-term contracts for undersea telecommunication installation by Global Marine Systems are recognized under the percentage-of-completion method of accounting.

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES

  e) Cost of Sales

  Services

   Costs of the network relating to capacity contracts accounted for as operating leases are treated as fixed assets and, accordingly, are depreciated over the estimated useful life of the capacity.

  Sales-Type Leases

   Prior to October 1, 1999, the effective date of the Frontier merger, cost of sales for subsea circuits was calculated based on the ratio of capacity revenue recognized in the period to total expected capacity revenue over the life of the network system, multiplied by the total remaining costs of constructing the network system. This calculation of cost of sales matches costs with the value of each sale relative to total expected revenue. Until the entire system was completed, for purposes of calculating cost of sales, the total system costs incurred included an estimate of remaining costs to be incurred to complete the entire system plus the cost of system upgrades that management had the intent and ability to complete, provided the need for such upgrades was supported by a third party consultant's independent revenue forecast.

   Beginning October 1, 1999, the Company initiated service contract accounting and therefore began depreciating all of its systems; however, certain contracts still qualified for sales-type lease accounting. For these transactions, the Company's policy provided for recording cost of sales in the period in which the related revenue was recognized, in addition to the depreciation charge described below (see Property and Equipment and Construction in Progress). Under service contract accounting, the amount charged to cost of sales relating to subsea capacity was calculated by determining the estimated net book value of the specific subsea capacity at the time of the sale. The estimated book value includes expected costs of capacity the Company has the intent and ability to add through upgrades of that system, provided the need for such upgrades is supported by a third-party consultant's independent revenue forecast.

  f) Commissions and Advisory Services Fees

   The Company's policy is to record sales commissions and advisory fee expenses and related payables upon the recognition of revenue so as to appropriately match these costs with the related revenue. Under the Advisory Services Agreement ("ASA"), which was terminated by December 31, 1998, the Company paid PCG Telecom Services LLC ("PCG Telecom") and its affiliates 2% of revenue for advisory services performed. Under the Sales Agency Agreement, the Company paid Tyco Submarine Systems Ltd. ("TSSL") a commission based on a percentage of revenue from the sale of capacity on certain of the Company's systems.

  g) Cash and Cash Equivalents, Restricted Cash and Cash Equivalents (Current and Long Term)

   The Company considers cash in banks and short term highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents and restricted cash and cash equivalents are stated at cost which approximates fair value.

  h) Property and Equipment and Construction in Progress

   Property and equipment, which includes capitalized leases, are stated at cost, net of depreciation and amortization. Major enhancements are capitalized, while expenditures for repairs and maintenance are expensed when incurred. Costs incurred prior to a segment's completion are reflected as construction in progress in the accompanying consolidated balance sheets and recorded as property and equipment at the date each segment of the applicable system becomes operational.

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES

   Construction in progress includes direct expenditures for construction of network systems and is stated at cost. Capitalized costs include costs incurred under the construction contract; advisory, consulting and legal fees; interest; and amortized finance costs incurred during the construction phase. Once it is probable that a cable system will be constructed, costs directly identifiable with the cable system under development are capitalized. Costs relating to the evaluation of new projects incurred prior to the date the development of the network system becomes probable are expensed as incurred.

   In connection with the construction of the Global Crossing network, the Company has entered into various agreements to sell or exchange dark fiber, ducts, rights of ways, and certain capacity. These non-monetary exchanges are recorded at the cost of the asset transferred or, if applicable, the fair value of the asset received.

   Interest incurred, which includes the amortization of deferred finance fees and issuance discount ("interest cost"), are capitalized to construction in progress. Total interest cost incurred and interest capitalized to construction in progress during the periods presented were:

                                                                    For the period
                                                                    March 31, 1997
                                Year Ended        Year Ended     (Date of Inception)
                             December 31, 1999 December 31, 1998 to December 31, 1997
                             ----------------- ----------------- --------------------
                                                  (In thousands)
   Interest cost incurred..      $217,136           $92,813             $9,777
                                 ========           =======             ======
   Interest cost
    capitalized to
    construction in
    progress...............      $ 78,059           $49,933             $9,777
                                 ========           =======             ======

   Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, with the exception of leasehold improvements and assets acquired through capital leases, which are depreciated over the lesser of the estimated useful lives or the term of the lease. Estimated useful lives are as follows:

     Buildings...................................................... 10-40 years
     Leasehold improvements.........................................  2-25 years
     Furniture, fixtures and equipment..............................  2-30 years
     Transmission equipment.........................................  3-25 years

   Beginning October 1, 1999, the Company commenced service contract accounting. Carrying amounts related to completed subsea systems were reclassified from capacity available for sale to depreciable assets, and are being depreciated over their remaining economic useful lives.

   When property or equipment is retired or otherwise disposed of, the cost and accumulated depreciation are relieved from the accounts, and resulting gains or losses are reflected in the determination of current net income.

   The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss would be recognized equal to an amount by which the carrying value exceeds the fair value of the assets.

  i) Goodwill and Intangibles

   Costs in excess of net assets of acquired businesses are amortized on the straight-line method over 3 to 25 years. In cases where undiscounted expected future cash flows are less than the carrying value, the impairment

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES
loss would be included in the determination of current net income. Subsequent to acquisitions, the Company continually evaluates whether later events and circumstances have occurred which indicate that the remaining estimated useful life of intangible assets may warrant revision or that the remaining balance of such assets may not be recoverable. When factors indicate that intangible assets should be evaluated for possible impairment, the Company uses an estimate of the undiscounted operating income over the remaining life of the intangible assets in measuring whether the intangible assets are recoverable.

  j) Deferred Finance Costs

   Costs incurred to obtain financing through the issuance of senior notes and long-term debt have been reflected as an asset included in other assets in the accompanying consolidated balance sheets. Costs incurred to obtain financing through the issuance of preferred stock have been reflected as a reduction in the carrying value of the issued preferred stock. The financing costs relating to the debt are amortized over the lesser of the term of the related debt agreements or the expected payment date of the debt obligation. In 1998, certain preferred stock was redeemed at which time the remaining balance of unamortized discount and offering costs was charged against additional paid-in capital. In 1999 and 1998, certain long-term debt was extinguished, at which time the remaining balance of unamortized discount and offering costs was written off and included in extraordinary loss on retirement of debt.

   During the construction period, the amortized portion of deferred financing costs relating to the senior notes and the long-term debt are included in construction in progress as a component of interest capitalized or recorded as interest expense in accordance with Statement of Financial Accounting Standards (SFAS) No. 34, "Capitalization of Interest Cost". The amortized portion of the deferred financing costs relating to the preferred stock is included as a component of preferred stock dividends.

  k) Investments

   Investments in which the Company does not have significant influence or in which the Company holds an ownership interest of less than 20% are recorded using the cost method of accounting. The equity method of accounting is applied for investments in affiliates, if the Company owns an aggregate of 20% to 50% of the affiliate and if the Company exercises significant influence over the affiliate. The equity method is also applied for entities in which the Company's ownership is in excess of 50% but over which the Company is unable to exercise effective control, due to minority shareholders participating in significant decisions in the ordinary course of business. If the Company holds more than 50% of the ownership and is able to exercise effective control, the owned entity's financial statements and the appropriate deductions for minority interest are included in the accompanying consolidated financial statements.

  l) Financial Instruments

   The Company uses derivative financial instruments to reduce its exposure to adverse fluctuations in interest rates and foreign currency exchange rates. The Company has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. The Company does not enter into financial instruments for trading or speculative purposes. Accordingly, they are presented on the accompanying consolidated balance sheet at their carrying values, which approximates their fair values. Fair values are based on market quotes, current interest rates or management estimates, as appropriate.

   The Company has entered into forward currency contracts, hedging the exchange risk on committed foreign currency transactions. Gains and losses on these contracts are recognized at the time the underlying transaction is completed.

   As discussed in Note 15, the Company has entered into an interest rate swap agreement to hedge its variable interest-rate exposure on debt. Hedge accounting was applied in respect of these instruments; accordingly, the

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES
net cash amounts to be paid or received on the agreement are accrued and recognized as an adjustment to interest expense on the related debt.

  m) Income Taxes

   The Company recognizes current and deferred income tax assets and liabilities based upon all events that have been recognized in the consolidated financial statements as measured by the enacted tax laws.

  n) Effect of Foreign Currencies

  For those subsidiaries using the U.S. Dollar as their functional currency, transaction loss is recorded in the accompanying consolidated statements of operations. The Company's foreign transaction loss was $26.9 million for the year ended December 31, 1999. The effect of foreign currency transactions in all periods prior to the year ended December 31, 1999 were immaterial.

  For those subsidiaries not using the U.S. Dollar as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expense accounts are translated at average exchange rates during the period. Resulting translation adjustments are recorded directly to a separate component of shareholders' equity. For the year ended December 31, 1999, the Company incurred a foreign currency translation loss of $20.7 million. For all periods prior to December 31, 1999, the translation adjustments were immaterial.

  o) Stock Option Plan

   The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and, accordingly, recognizes compensation expense for stock option grants to the extent that the estimated fair value of the stock exceeds the exercise price of the option at the measurement date. The compensation expense is charged against operations ratably over the vesting period of the options.

  p) Concentration of Credit Risk

   The Company has some concentration of credit risk among its customer base. The Company performs ongoing credit evaluations of its larger customer's financial condition. As of and for the year ended December 31, 1999, five customers represented 14% and 29% of the Company's receivables and revenue, respectively.

  q) Change in Accounting Policy

   The Company adopted Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") in the first quarter of 1999. Accordingly, a one-time charge of $15 million (net of tax benefit), representing start-up costs incurred and capitalized during previous periods, was charged against net income.

  r) Pending Accounting Standards

   In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of SFAS No. 133", which deferred SFAS No. 133's effective date to fiscal quarters beginning after June 15, 2000. This statement standardizes the accounting for derivatives and hedging activities and requires that all derivatives be recognized in the statement of financial position as either assets or liabilities at fair value. Changes in the fair value of derivatives that do not meet the hedge accounting criteria are to be reported in earnings. The impact of the adoption of this standard has not been quantified.

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES

  s) Reclassifications

   Certain prior year amounts have been reclassified in the consolidated financial statements to conform to current year presentation.

3. MERGERS AND ACQUISITIONS

   The following mergers and acquisitions occurred during 1999 and have been accounted for in the accompanying consolidated financial statements under the purchase method of accounting for business combinations. The purchase price was allocated based on the estimated fair value of acquired assets and liabilities at the date of acquisition.

  Global Marine Systems Acquisition

   On July 2, 1999, the Company acquired the Global Marine business of Cable & Wireless Plc for approximately $908 million, consisting of a combination of cash and assumed indebtedness. This resulted in an excess of purchase price over net assets acquired of $693 million, which was allocated to goodwill and other intangible assets and are being amortized on the straight-line method over 3-25 years. Global Marine Systems provides services, including maintenance under a number of long-term contracts, to cables built by carriers and is the world's largest undersea cable installation and maintenance company. The Company initially financed the acquisition with committed bank financing in the amount of $600 million and the remainder with cash on hand.

  Frontier Corporation Merger

   On September 28, 1999, the Company completed its merger with Frontier Corporation, resulting in Frontier becoming a wholly owned subsidiary of the Company.

  Frontier shareholders received 2.05 shares of the Company's common stock for each outstanding share of common stock of Frontier Corporation, for a total of 355 million shares of Global Crossing common stock, including outstanding and unexercised stock options. The purchase price of $10.3 billion reflects a Global Crossing stock price of $22 15/16 per share, the average closing price of Global Crossing common stock from September 1, 1999 through September 3, 1999, and includes long term debt and Frontier stock options assumed by Global Crossing. For accounting purposes, the merger with the Company is deemed to have occurred as of the close of business on September 30, 1999. The excess of purchase price over net assets acquired of $7.7 billion was allocated to goodwill and other intangible assets; goodwill and intangible assets are being amortized on the straight-line method over 6-25 years

  Racal Telecom Acquisition

   On November 24, 1999, the Company acquired Racal Telecom for approximately $1.6 billion in cash. The Company entered into a (Pounds)675 million (approximately $1,091 million as of December 31, 1999) credit facility to finance the acquisition. The excess of purchase price over net assets acquired of $1.3 billion was allocated to goodwill and is being amortized on the straight-line method over 6-25 years. Racal Telecom owns one of the most extensive fiber telecommunications networks in the United Kingdom. For accounting purposes, the acquisition is deemed to have occurred as of the close of business on November 30, 1999.

  Asia Global Crossing

   On November 24, 1999, the Asia Global Crossing joint venture was established. In exchange for a majority interest, the Company contributed to the joint venture its development rights in East Asia Crossing ("EAC") and its 58% interest in Pacific Crossing ("PC-1"). Softbank Corp. and Microsoft Corporation each contributed

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES

$175 million in cash to Asia Global Crossing. In addition, Softbank and Microsoft committed to make a total of at least $200 million in capacity purchases on our network over a three-year period, expected to be utilized primarily on PC-1 and EAC. Softbank and Microsoft have also agreed to use Asia Global Crossing's network in the region, subject to specified conditions. Minority interest of $351 million was recorded in 1999 in connection with this joint venture.

  Hutchison Global Crossing

   On November 15, 1999, the Company entered into an agreement with Hutchison Whampoa Limited ("Hutchison") to form a joint venture called Hutchison Global Crossing, which began operations on January 12, 2000. The joint venture is owned in equal parts by the Company and Hutchison. In exchange for its 50 percent interest, the Company will contribute certain assets and services to the joint venture and, in January 2000, issued to Hutchison $400 million aggregate liquidation preference of its 6 3/8% cumulative convertible preferred stock, series B, convertible into its common stock. Hutchison Global Crossing will be accounted for as an unconsolidated joint venture under the equity method of accounting.

   The initial purchase price allocations for the 1999 business combinations are based on current estimates. The Company will make final purchase price allocations based upon final values for certain assets and liabilities. As a result, the final purchase price allocation may differ from the presented estimate.

   The following unaudited pro forma condensed combined financial information of Global Crossing, Global Marine Systems, Frontier, Racal Telecom and the Hutchison Global Crossing joint venture demonstrates the results of operations had the merger and acquisitions related transactions been completed at the beginning of the periods presented.


                                                         December 31,
                                                   --------------------------
                                                       1999          1998
                                                   ------------  ------------
                                                          (unaudited)
                                                     (In thousands, except
                                                   share and per share data)
   Revenue........................................ $  4,139,897  $  3,643,521
                                                   ============  ============
   Net loss before extraordinary items and
    cumulative effect of change in accounting
    principles.................................... $   (462,544) $   (474,882)
                                                   ============  ============
   Net loss....................................... $   (522,935) $   (496,346)
                                                   ============  ============
   Loss applicable to common shareholders before
    extraordinary items and cumulative effect of
    change in accounting principles............... $   (554,715) $   (513,063)
                                                   ============  ============
   Loss applicable to common shareholders......... $   (614,986) $   (568,487)
                                                   ============  ============
   Loss per common share:
     Loss applicable to common shareholders
     Basic and diluted............................ $      (0.80) $      (0.80)
                                                   ============  ============
   Loss applicable to common shareholders before
    extraordinary items and cumulative effect of
    change in accounting principles
     Basic and diluted............................ $      (0.72) $      (0.72)
                                                   ============  ============
   Shares used in computing loss per share
     Basic and diluted............................  767,355,151   708,518,640
                                                   ============  ============

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES

4. RESTRICTED CASH AND CASH EQUIVALENTS

  Current and long term restricted cash and cash equivalents include the following:

                                                               December 31,
                                                             -----------------
                                                               1999     1998
                                                             -------- --------
                                                              (In thousands)
   Funds restricted for PC-1 construction................... $138,118 $231,790
   Funds restricted under the AC-1 Credit Facility..........      --    89,000
   Funds restricted for MAC construction....................      --    65,000
   Funds restricted for dividends payments to parent
    company.................................................   76,202      --
   Funding for future interest on senior notes..............      --    38,000
   Other....................................................   17,092   21,000
                                                             -------- --------
                                                             $231,412 $444,790
                                                             ======== ========

   Under the Open Market Plan, dividend payments to the parent company are temporarily prohibited until Frontier Telephone of Rochester, Inc. ("FTR") receives clearance from the New York State Public Service Commission that service requirements are being met. Cash restricted for dividend payments by FTR, as of December 31, 1999, was approximately $76.2 million.

5. ACCOUNTS RECEIVABLE

   Current and long term accounts receivable are comprised of:

                                                              December 31,
                                                           --------------------
                                                              1999       1998
                                                           ----------  --------
                                                             (In thousands)
   Accounts receivable.................................... $1,114,135  $118,743
   Allowance for doubtful accounts........................    (95,110)   (4,233)
                                                           ----------  --------
   Accounts receivable, net............................... $1,019,025  $114,510
                                                           ==========  ========

6. PROPERTY AND EQUIPMENT

   Property and equipment consist of the following:

                                                              December 31,
                                                           --------------------
                                                              1999       1998
                                                           ----------  --------
                                                             (In thousands)
   Land................................................... $   14,886  $    --
   Buildings..............................................    184,827       --
   Leasehold improvements.................................     29,096       774
   Furniture, fixtures and equipment......................    771,585     5,306
   Transmission equipment.................................  2,544,903       --
                                                           ----------  --------
                                                            3,545,297     6,080
   Accumulated depreciation...............................   (124,874)     (580)
                                                           ----------  --------
                                                            3,420,423     5,500
   Construction in progress...............................  2,605,630   428,207
                                                           ----------  --------
   Total property and equipment, net...................... $6,026,053  $433,707
                                                           ==========  ========

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES

   Depreciation and amortization expense for the year ended December 31, 1999 was approximately $124 million. Depreciation expense for December 31, 1998 and for the period ended March 19, 1997 (date of inception) to December 31, 1997 was insignificant.

7. GOODWILL AND INTANGIBLES

   The Company acquired three companies in 1999 as described in Note 3. All companies acquired have been accounted for as purchases with the excess of the purchase price over the estimated fair value of the net assets acquired recorded as goodwill.

   Goodwill and intangibles are as follows:

                                                                December 31,
                                                               ----------------
                                                                  1999     1998
                                                               ----------  ----
                                                               (In thousands)
   Goodwill and intangibles................................... $9,685,043  $--
   Accumulated amortization...................................   (127,621)  --
                                                               ----------  ----
   Goodwill and intangibles, net.............................. $9,557,422  $--
                                                               ==========  ====

8. INVESTMENT IN AND ADVANCES TO/FROM AFFILIATES

  Investment in Pacific Crossing Ltd. ("PCL")

   In April 1998, the Company entered into a joint venture to construct the PC-1 cable system which is owned and operated by PCL. The Company has an economic interest in PCL represented by a 50% direct voting interest and, through one of the joint venture partners, owns a further 8% economic non-voting interest.

  Investment in Global Access Ltd.

   In December 1998, the Company entered into a joint venture, Global Access Ltd., to construct and operate GAL, a terrestrial cable system connecting Tokyo, Osaka and Nagoya with PC-1. The Company has a 49% interest in Global Access Ltd.

   The Company's investments in PCL and GAL are accounted for as interest in affiliates under the equity method because the Company is not able to exercise effective control over their operations.

   The Company's investment in affiliates consists of the following:

                                                                December 31,
                                                              -----------------
                                                                1999     1998
                                                              -------- --------
                                                               (In thousands)
   Investment in Pacific Crossing Ltd........................ $266,068 $160,639
   Investment in Global Access Ltd...........................   22,693   16,695
   Other investments and advances to/from affiliates.........   35,199      --
                                                              -------- --------
   Investment in and advances to/from affiliates............. $323,960 $177,334
                                                              ======== ========

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES

9. TAXES

   The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). The provision for income taxes is comprised of the following:

                                                                December 31,
                                                              -----------------
                                                                1999     1998
                                                              --------  -------
                                                               (In thousands)
   Current................................................... $144,906  $23,413
   Deferred..................................................  (18,367)   9,654
                                                              --------  -------
   Total income tax expense.................................. $126,539  $33,067
                                                              ========  =======

   Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

   Bermuda does not impose a statutory income tax and consequently the provision for income taxes recorded relates to income earned by certain subsidiaries of the Company which are located in jurisdictions which impose income taxes.

   The following is a summary of the significant items giving rise to components of the Company's deferred tax assets and liabilities:

                                                   December 31,
                                     ------------------------------------------
                                             1999                  1998
                                     --------------------- --------------------
                                      Assets   Liabilities  Assets  Liabilities
                                     --------  ----------- -------- -----------
                                        (In thousands)        (In thousands)
   Bad debt reserve................  $ 11,199   $     --   $    --   $    --
   Research and development costs..       --      (41,018)      --        --
   Depreciation....................       --     (380,893)      --     (4,042)
   Basis adjustment to purchased
    companies......................       --       (9,282)      --        --
   Employee benefits obligation....       --      (32,918)      --        --
   Net operating loss (NOL)
    carryforwards..................    58,865         --        --        --
   Deferred and stock related
    compensation...................    11,066         --        504       --
   Other...........................    35,156     (15,235)      --     (6,116)
                                     --------   ---------  --------  --------
                                      116,286    (479,346)      504   (10,158)
   Valuation allowance.............   (54,780)        --        --        --
                                     --------   ---------  --------  --------
                                     $ 61,506   $(479,346) $    504  $(10,158)
                                     ========   =========  ========  ========

   The Company established a valuation allowance of $54,780 as of December 31, 1999. The valuation allowance is related to deferred tax assets due to the uncertainty of realizing the full benefit of the NOL carryforwards. In evaluating the amount of valuation allowance needed, the Company considers the acquired companies' prior operating results and future plans and expectations. The utilization period of the NOL carryforwards and the turnaround period of other temporary differences are also considered. The Company's NOLs begin to expire in 2004.

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES

10. LONG-TERM DEBT

   Outstanding debt consists of the following:

                                                            December 31,
                                                        ----------------------
                                                           1999        1998
                                                        ----------  ----------
                                                           (In thousands)
   9 1/2% Senior Notes due 2009........................ $1,100,000  $      --
   9 1/8% Senior Notes due 2006........................    900,000         --
   9 5/8% Senior Notes due 2008........................    800,000     800,000
   Senior Secured Revolving Credit Facility............    648,597         --
   Racal Telecom Term Loan A...........................    646,130         --
   Medium-Term Notes, 7.51%--9.3%, due 2000 to 2004....    219,000         --
   7 1/4% Senior Notes due 2004........................    300,000         --
   6% Dealer Remarketable Securities (DRS) due 2013....    200,000         --
   AC-1 Credit Facility................................        --      266,799
   Other...............................................    242,028       9,192
                                                        ----------  ----------
   Total debt..........................................  5,055,755   1,075,991
   Less: discount on long-term debt, net...............    (31,715)     (3,505)
   Less: current portion of long-term debt.............     (5,496)     (6,393)
                                                        ----------  ----------
   Long-term debt...................................... $5,018,544  $1,066,093
                                                        ==========  ==========

   Maturities of long-term debt are as follows (in thousands):

     Year Ending December 31,
     2000.......................................................... $    5,496
     2001..........................................................    121,411
     2002..........................................................     43,618
     2003..........................................................     38,336
     2004..........................................................  1,167,256
     Thereafter....................................................  3,679,638
                                                                    ----------
     Total......................................................... $5,055,755
                                                                    ==========

  Senior Notes

   On November 12, 1999, Global Crossing Holdings Ltd. ("GCH"), a wholly-owned subsidiary of GCL, issued two series of senior unsecured notes ("New Senior Notes"). The 9 1/8% senior notes are due November 15, 2006 with a face value of $900 million and the 9 1/2% senior notes are due November 15, 2009 with a face value of $1.1 billion. The New Senior Notes are guaranteed by GCL. Interest will be paid on the notes on May 15 and November 15 of each year, beginning on May 15, 2000.

   On May 18, 1998, GCH also issued 9 5/8% senior notes due May 15, 2008, with a face value of $800 million ("9 5/8% Senior Notes"). The 9 5/8% Senior Notes are guaranteed by GCL. Interest will be paid on the notes on May 15 and November 15 of each year.

   The 12% senior notes issued by Global Telesystems Holdings Ltd. ("GTH"), now known as Atlantic Crossing Holdings Ltd., with a face value of $150 million, due March 31, 2004 ("Old Senior Notes"), were repurchased in May 1998 with the proceeds from the issuance of the 9 5/8% Senior Notes. The Company

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES
recognized an extraordinary loss of approximately $20 million on repurchase comprised of a premium of approximately $10 million and a write-off of approximately $10 million of unamortized deferred financing costs during 1998.

  Senior Secured Revolving Credit Facility

   On July 2, 1999, the Company, through GCH, entered into a $3 billion senior secured corporate credit facility ("Corporate Credit Facility") with several lenders. The proceeds from the Corporate Credit Facility were used to repay existing indebtedness and fund capital expenditures. The Corporate Credit Facility consisted of two term loans and a revolving credit facility, which matures on July 2, 2004. The term loans were paid in full during fiscal year 1999. Unused credit under the revolving credit facility is approximately $350 million as of December 31, 1999. Interest is payable at LIBOR plus 2.25 percent (8.44 percent at December 31, 1999).

   During 1999, the Company recognized an extraordinary loss resulting from the payoff of existing debt in connection with the issuance of the Corporate Credit Facility, comprised of a write-off of $15 million of unamortized deferred financing costs.

   On November 12, 1999, the proceeds from the issuance of the New Senior Notes were used to pay down the fixed term portion of the Corporate Credit Facility, resulting in a write-off of $31 million of unamortized deferred financing costs.

  AC-1 Credit Facility

   During 1997, the Company's wholly-owned subsidiary, Atlantic Crossing Ltd. ("ACL"), entered into a $482 million aggregate senior secured non-recourse loan facility (the "AC-1 Credit Facility") with a group of banks led by CIBC and Deutsche Bank AG, for the construction and financing costs of AC-1. The AC-1 Credit Facility was paid in full in July 1999.

  MAC Credit Facility

   During November 1998, the Company's wholly-owned subsidiary, Mid-Atlantic Crossing Ltd. ("MACL"), entered into a $260 million aggregate senior secured non-recourse loan facility (the "MAC Credit Facility"). As of December 31, 1998, the outstanding balance was $9 million. The MAC Credit Facility was paid in full in July 1999.

  6% Dealer Remarketable Securities

   The 6% DRS were issued by Frontier Corporation and were outstanding at the date of acquisition. The 6% DRS are due on October 15, 2013. Interest will be paid on April 15 and October 15 each year. These notes may be put back to the Company in October 2003, depending on the interest rate environment at that time.

  7 1/4% Senior Notes

   The 7 1/4% Senior Notes were issued by Frontier Corporation and were outstanding at the date of acquisition. The 7 1/4% Senior Notes are due May 14, 2004. Interest will be paid on May 15 and November 15 each year.

   In December 1997, the Company entered into an interest rate hedge agreement that effectively converts $200 million of the Company's 7.25% fixed-rate notes due May 2004 into a floating rate based on the US dollar London Interbank Offered Rate ("LIBOR") index rate plus 1.26%. The agreement expires in May 2004. Interest expense and the related cash flows under the agreement are accounted for on an accrual basis. The Company periodically enters into such agreements to balance its floating rate and fixed rate obligations to insulate against interest rate risk and minimize interest expense.

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES

  Racal Telecom Term Loan A

   On November 24, 1999, the Company entered into a GBP 675 million (approximately $1,091 million as of December 31, 1999) credit facility to finance the acquisition of Racal Telecom. The facility consists of two term loans due November 24, 2007. Interest is payable at LIBOR plus 2.5 percent (8.44 percent at December 31, 1999).

  Medium Term Notes

   The Medium Term Notes were issued by Frontier Corporation and were outstanding at the date of acquisition. The Company intends to refinance the notes due in fiscal 2000 with proceeds from the other available debt facilities.

   Certain of the debt facilities mentioned above contain various financial and non financial restrictive covenants and limitations, including, among other things, the satisfaction of tests of "consolidated cash flow", as defined. Additionally, certain ILEC assets are pledged as security.

11. OBLIGATIONS UNDER INLAND SERVICES AGREEMENT, CAPITAL LEASES AND OPERATING LEASES

   The Company has capitalized the minimum lease payment of property and equipment under leases that qualify as capital leases.

   At December 31, 1999, future minimum payments under these capital leases are as follows (in thousands) and are included in Deferred credits and other in the accompanying Consolidated Balance Sheet:

   Year Ending December 31,
   2000.............................................................. $  53,235
   2001..............................................................    43,279
   2002..............................................................    38,390
   2003..............................................................    36,486
   2004..............................................................    53,195
   Thereafter........................................................   436,580
                                                                      ---------
   Total minimum lease payments......................................   661,165
   Less: Amount representing maintenance payments....................  (133,240)
   Less: Amount representing interest................................  (272,358)
                                                                      ---------
   Present value of minimum lease payments........................... $ 255,567
                                                                      =========

   The Company has commitments under various non-cancelable operating leases.
Estimated future minimum lease payments on operating leases are approximately as follows (in thousands):

   Year Ending December 31,
   2000.............................................................. $ 131,569
   2001..............................................................    79,932
   2002..............................................................    77,646
   2003..............................................................    70,678
   2004..............................................................    65,908
   Thereafter........................................................   347,924
                                                                      ---------
   Total............................................................. $ 773,657
                                                                      =========

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES

   Rental expense for the years December 31, 1999 and 1998 and period from March 19, 1997 (Date of Inception) to December 31, 1997 is $74,249, $754 and none, respectively (in thousands).

12. COMMITMENTS, CONTINGENCIES AND OTHER

   As of December 31, 1999, ACL was committed under contracts with Tyco Submarine Systems Ltd. ("TSSL") for AC-1 upgrades totaling approximately $59 million and is committed under the OA&M contract with TSSL to quarterly payments, over the next eight years, totaling approximately $247 million which will be borne by the Company's customers or by the Company to the extent there is unsold capacity.

   ACL was committed to paying TSSL commissions ranging from 3% to 7% on revenue received until 2002, subject to certain reductions. The Company also had a commission sharing agreement with TSSL whereby GCL had primary responsibility for the marketing and sale of capacity of AC-1 and PC-1 and shared a percentage of commissions payable to TSSL as consideration for assuming primary responsibility for the sales effort and marketing of the Company's projects. The Sales Agency Agreement with TSSL will terminate in March 2002 with an option by the Company to extend it until March 2005. The Company provided TSSL with a notice of termination with respect to these agreements effective February 22, 2000.

   As of December 31, 1999, the Company was committed under the contracts to construct its Mid-Atlantic Crossing, Pan American Crossing, South American Crossing, Pan European Crossing and East Asia Crossing systems for future construction costs totaling approximately $2 billion.

   In addition, as of December 31, 1999, the Company was committed to make future equity contributions to PCL in the amount of $240 million.

   The Company and a number of its subsidiaries in the normal course of business are party to a number of judicial, regulatory and administrative proceedings. The Company's management does not believe that any material liability will be imposed as a result of any of these matters.

13. PREFERRED STOCK

  Cumulative Convertible Preferred Stock

   In September 1999, GCL authorized 20,000,000 shares of preferred stock on terms and conditions to be established from time to time at the discretion of the Board of Directors.

   In December 1999, GCL issued 2,600,000 shares of 7% cumulative convertible preferred stock at a liquidation preference of $250.00 per share for net proceeds of $630 million. Each share of preferred stock is convertible into
4.6948 shares of common stock based on a conversion price of $53.25. Dividends on the preferred stock are cumulative from the date of issue and will be payable on February 1, May 1, August 1 and November 1 of each year, beginning on February 1, 2000, at the annual rate of 7%. Dividends accrued as of December 31, 1999 were $1.9 million.

   In November 1999, GCL issued 10,000,000 shares of 6 3/8% cumulative convertible preferred stock at a liquidation preference of $100.00 per share for net proceeds of approximately $969 million. Each share of preferred stock is convertible into 2.2222 shares of common stock, based on a conversion price of $45.00. Dividends on the preferred stock are cumulative from the date of issue and will be payable on February 1, May 1, August 1 and November 1 of each year, beginning on February 1, 2000, at the annual rate of 6 3/8%. Dividends accrued as of December 31, 1999 were $9.7 million.

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES

   The convertible preferred stock ranks junior to each other class of capital stock other than common stock of GCL with respect to dividend rights, rights of redemption or rights on liquidation and on a parity with any future preferred stock of GCL. The convertible preferred stock is junior in right of payment of all indebtedness of GCL and its subsidiaries. The preferred stock is non-voting unless the accumulation of unpaid dividends on the outstanding preferred stock is an amount equal to six quarterly dividend payments. The preferred stock can be redeemed, at the Company's option, starting in 2004 at specified premiums declining to par in 2009. Holders of preferred stock have the right to require the Company to repurchase shares of the preferred stock at par following the occurrence of certain change of control transactions.

  10 1/2% Mandatorily Redeemable Preferred Stock

   In December 1998, GCH authorized the issuance of 7,500,000 shares of preferred stock ("GCH Preferred Stock") at a liquidation preference of $100.00 per share plus accumulated and unpaid dividends. In December 1998, 5,000,000 shares of GCH Preferred Stock were issued for $500 million in cash. The Company reserved for future issuances up to 2,500,000 shares to pay dividends. Dividends accrued as of December 31, 1999 and 1998 were $4 million. Unamortized issuance costs were $14.1 million and $17 million as of December 31, 1999 and 1998, respectively.

   The holders of the GCH Preferred Stock are entitled to receive cumulative, semi-annual compounding dividends at an annual rate of 10 1/2% of the $100 liquidation preference per share. At the Company's option, accrued dividends may be paid in cash or paid by issuing additional preferred stock (i.e. pay-in-kind) until June 1, 2002, at which time they must be paid in cash. As of December 31, 1999, all dividends had been paid in cash. Dividends are payable semi-annually in arrears on each June 1 and December 1. The preferred stock ranks senior to all common stock of GCH with respect to dividend rights, rights of redemption or rights on liquidation and on a parity with any future preferred stock of GCH. The preferred stock is junior in right of payment of all indebtedness of GCH and its subsidiaries. The preferred stock is non-voting unless the accumulation of unpaid dividends (or if, beginning on June 1, 2002, such dividends are not paid in cash) on the outstanding preferred stock is an amount equal to three semi-annual dividend payments.

   The preferred stock has a mandatory redemption on December 1, 2008 at a price in cash equal to the then effective liquidation preference thereof, plus all accumulated and unpaid dividends thereon to the date of redemption. The preferred stock can be redeemed, in whole or in part, at the Company's option at redemption prices starting at 105.25% of the liquidation preference in 2003, declining to 103.5% in 2004, 101.75% in 2005 and 100% thereafter.

   The certificate of designation governing the preferred stock imposes certain limitations on the ability of the Company to, among other things, (i) incur additional indebtedness and (ii) pay certain dividends and make certain other restricted payments and investments, which limitations are in part based upon satisfaction of tests of "consolidated cash flow," as defined.

  14% Mandatorily Redeemable Preferred Stock

   In March 1997, GTH authorized and issued 500,000 shares of preferred stock ("GTH Preferred Stock") at a liquidation preference of $1,000 per share.

   In June 1998, proceeds from the issuance of the 9 5/8% Senior Notes were used to redeem this preferred stock. The redemption resulted in a $34 million charge against additional paid-in capital comprised of a $16 million redemption premium and $18 million of unamortized discount and issuance cost on the preferred stock on the date of the redemption. The redemption premium and write-off of unamortized discount and issuance costs on the preferred stock were treated as a deduction to arrive at the net loss applicable to common shareholders in the consolidated statement of operations.

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES

   Preferred stock dividends included the following:

                                                                 December 31,
                                                                ---------------
                                                                 1999    1998
                                                                ------- -------
                                                                (In thousands)
     Preferred stock dividends................................. $63,742 $11,712
     Amortization of discount on preferred stock...............     --      618
     Amortization of preferred stock issuance costs............   2,900     351
                                                                ------- -------
                                                                $66,642 $12,681
                                                                ======= =======

14. NET LOSS PER SHARE

   Losses per share are calculated in accordance with SFAS No. 128, "Earnings Per Share." Share and per share data presented reflects all stock dividends and stock splits.

   The following is a reconciliation of the numerators and the denominators of the basic and diluted loss per share:

                                                                 For the period
                                  December 31,                   March 31, 1997
                            --------------------------------   (Date of Inception)
                                1999             1998         to December 31, 1997
                            ---------------  ---------------  --------------------------
                            (In thousands, except share and per share data)
   Loss before
    extraordinary item and
    cumulative effect of
    change in accounting
    principle.............. $       (10,535) $       (68,194)     $          (160)
   Preferred stock
    dividends..............         (66,642)         (12,681)             (12,690)
   Redemption of preferred
    stock..................             --           (34,140)                 --
                            ---------------  ---------------      ---------------
   Loss applicable to
    common shareholders
    before extraordinary
    item and cumulative
    effect of change in
    accounting principle... $       (77,177) $      (115,015)     $       (12,850)
                            ===============  ===============      ===============
   Weighted average share
    outstanding:
     Basic and diluted.....     502,400,851      358,735,340          325,773,934
                            ===============  ===============      ===============
   Loss applicable to
    common shareholders
     before extraordinary
      items and cumulative
      effect of change in
      accounting principle
     Basic and diluted..... $         (0.15) $         (0.32)     $         (0.04)
                            ===============  ===============      ===============

   Dilutive options and warrants did not have an effect on the computation of diluted loss per share in 1999 and 1998 since they were anti-dilutive. The impact of dilutive options and warrants increases the weighted average shares outstanding to 552,466,665 shares as of December 31, 1999.

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES

15. FINANCIAL INSTRUMENTS

   The carrying amounts for cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accrued construction costs, accounts payable and accrued liabilities, accrued interest, obligations under inland services agreements and capital leases and long term debt approximate their fair value. The fair value of the senior notes (the New Senior Notes and 9 5/8% Senior Notes), mandatorily redeemable preferred stock, cumulative convertible preferred stock and the interest rate swap are based on market quotes and the fair values are as follows:

                             December 31, 1999          December 31, 1998
                         -------------------------- --------------------------
                         Carrying Amount Fair Value Carrying Amount Fair Value
                         --------------- ---------- --------------- ----------
                               (In thousands)             (In thousands)
Senior notes............   $3,135,000    $3,090,294    $796,495      $834,000
Mandatorily redeemable
 preferred stock........      485,947       498,750     483,000       480,000
Cumulative convertible
 preferred stock........    1,598,750     1,975,300         --            --
Interest rate swap......   $      --     $    6,602    $    --       $     26

16. STOCK OPTION PLAN

   GCL maintains a stock option plan under which options to acquire shares may be granted to directors, officers, employees and consultants of the Company. The Company accounts for this plan under APB Opinion No. 25, under which compensation cost is recognized only to the extent that the market price of the stock exceeds the exercise price. Terms and conditions of the Company's options, including exercise price and the period in which options are exercisable, generally are at the discretion of the Compensation Committee of the Board of Directors; however, no options are exercisable more than ten years after date of grant.

   Prior to its merger with the Company, Frontier maintained stock option plans for its directors, executives and certain employees. The exercise price for options under all Frontier plans was the fair market value of the stock on the date of the grant. The stock options expire ten years from the date of the grant and vest over a period from one to three years. The Frontier plans provided for discretionary grants of stock options which were subject to the passage of time and continued employment restrictions.

   In connection with the Frontier merger, the Company exchanged all of the outstanding Frontier stock options for 25.3 million Global Crossing stock options which vested immediately at the date of the merger. As of December 31, 1999, 17.7 million stock options under the Frontier plans remained vested and outstanding.

  Additional information regarding options granted and outstanding for the years ended December 31, 1998 and 1999 are summarized below:

                                                                        Weighted
                                                Options     Number of   Average
                                               Available     Options    Exercise
                                               For Grant   Outstanding   Price
                                              -----------  -----------  --------
   Balance as of December 31, 1997...........         --           --       --
     Authorized..............................  33,215,730
     Granted................................. (30,762,466)  30,762,466   $ 2.85
     Exercised...............................                 (656,688)    1.06
     Cancelled...............................   3,253,000   (3,253,000)    1.11
                                              -----------  -----------   ------
   Balance as of December 31, 1998...........   5,706,264   26,852,778     3.11
     Authorized..............................  82,010,014          --       --
     Granted................................. (65,019,955)  65,019,955    24.20
     Exercised...............................              (10,058,073)   11.07
     Cancelled...............................   3,175,154   (3,175,154)   22.17
                                              -----------  -----------   ------
   Balance as of December 31, 1999...........  25,871,477   78,639,506   $18.76
                                              ===========  ===========   ======

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES

   The following tables summarize information concerning outstanding and exercisable options:

                                                      December 31, 1999
                     ------------------------------------------------------------------------------------
                                       Options Outstanding                       Options Exercisable
                     ------------------------------------------------------- ----------------------------
                     Weighted Average   Weighted Average    Weighted Average             Weighted Average
       Range of           Number      Remaining Contractual  Exercise Price    Number     Exercise Price
   Exercise Prices     Outstanding       Life (in years)       per Share     Exercisable    per Share
   ---------------   ---------------- --------------------- ---------------- ----------- ----------------
   $ 0.35 to $ 1.43     14,153,480            7.79               $ 0.83       7,871,980       $ 0.83
     2.00 to  9.00       7,157,036            8.18                 3.14       3,635,345         3.29
     9.30 to  13.80     12,539,297            7.71                11.61      10,207,026        11.60
    13.96 to  19.82     11,961,988            8.54                17.15       8,961,988        16.26
    20.60 to  23.44     19,975,778            9.65                25.82       1,175,228        24.48
   $33.00 to $61.38     12,851,927            9.73                44.68       1,741,334        46.15
   ----------------  ---------------- --------------------- ---------------- ----------- ----------------
   Total                78,639,506            8.73               $18.76      33,592,901       $11.66
                     ================ ===================== ================ =========== ================

                                                      December 31, 1998
                     ------------------------------------------------------------------------------------
                                       Options Outstanding                       Options Exercisable
                     ------------------------------------------------------- ----------------------------
                     Weighted Average   Weighted Average    Weighted Average             Weighted Average
      Range of            Number      Remaining Contractual  Exercise Price    Number     Exercise Price
   Exercise Prices     Outstanding       Life (in years)       per Share     Exercisable    per Share
   ---------------   ---------------- --------------------- ---------------- ----------- ----------------
   $0.35 to $0.83       15,717,280             9.2               $ 0.83       4,803,833       $ 0.83
    2.00 to 3.33         6,844,598             9.5                 3.13       1,625,000         3.33
    9.50 to 13.26        4,290,900             9.7                11.44         302,834        11.34
   ---------------   ---------------- --------------------- ---------------- ----------- ----------------
   Total                26,852,778             9.3               $ 3.11       6,731,667       $ 1.91
                     ================ ===================== ================ =========== ================

   During the years ended December 31, 1999 and 1998, the Company recorded in additional paid-in capital $55 million and $94 million, respectively, of unearned compensation, relating to awards under the stock incentive plan plus the grant of certain economic rights and options to purchase common stock. During 1999 and 1998 the Company recognized expense of $51 million and $39 million, respectively, of stock related compensation relating to the stock incentive plan and the vested economic rights to purchase common stock. The remaining $60 million of unearned compensation will be recognized as follows:
$36 million in 2000, $20 million in 2001 and $4 million in 2002.

   The Company entered into an employment arrangement with a key executive, and granted him economic rights to purchase two million shares of common stock at $2.00 per share. One-third of these economic rights vested immediately and the balance vests over two years. The Company recorded the excess of the fair market value of these options and rights over the purchase price as unearned stock compensation in the amount of $15 million during the year ended December 31, 1998. The unearned compensation is being recognized as expense over the vesting period of the economic right.

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES

   As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company accounted for employee stock options under APB 25 and is recognizing compensation expense over the vesting period to the extent that the fair value of the stock on the date the options were granted exceeded the exercise price. Had compensation cost for the Company's stock-based compensation plans been determined consistent with the SFAS 123 fair value approach, the impact on the Company's loss applicable to common shareholders and loss per share would be as follows:

                                                                    Period from
                                                                   March 19, 1997
                               Year Ended        Year Ended     (Date of Inception)
                            December 31, 1999 December 31, 1998 to December 31, 1997
                            ----------------- ----------------- --------------------
                                  (In thousands, except per share information)
   Net loss applicable to
    common shareholders:
     As reported...........     $(137,568)        $(134,724)          $(12,850)
     Pro forma.............     $(236,184)        $(141,585)          $(12,850)
   Basic and diluted net
    loss per share:
     As reported...........     $   (0.27)        $   (0.38)          $  (0.04)
     Pro forma.............     $   (0.47)        $   (0.39)          $  (0.04)

   Under SFAS 123, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model assuming the following weighted average assumptions used for the year ended December 31, 1999; zero dividend yield, expected volatility of 40.00, weighted average risk free rate of return of 6.56% and expected life of 4 years. For the year ended December 31, 1998; zero dividend yield, expected volatility of 0% to 42%, weighted average risk free rate of return of 5.45% and expected life of 4 years.

17. EMPLOYEE BENEFIT PLANS

  401(k) Plan

   Beginning in 1998, the Company offered its qualified employees the opportunity to participate in a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code. Each eligible employee may contribute on a tax-deferred basis a portion of their annual earnings not to exceed certain limits. The Company matches one-half of individual employee contributions up to a maximum level not to exceed 7.5% of the employee's compensation. The Company's contributions to the plan vest immediately. Expenses recorded by the Company relating to its 401(k) plan were approximately $0.6 million and $0.2 million for the years ended December 31, 1999 and 1998, respectively.

   The Company also sponsors a number of defined contribution plans for Frontier employees. The most significant plan covers non-bargaining employees, who can elect to make contributions through payroll deduction. The Company provides a contribution of .5 percent of gross compensation in common stock for every employee eligible to participate in the plan. The common stock used for matching contributions is purchased on the open market by the plan's trustee. The Company also provides one hundred percent matching contributions in its common stock up to three percent of gross compensation, and may, at the discretion of the Management Benefit Committee, provide additional matching contributions based upon Frontier's financial results. The total cost recognized for all defined contribution plans was $2.6 million from the date of the merger through December 31, 1999.

  Pension Plan

   As a result of the merger with Frontier, the Company has noncontributory plans which have been frozen, providing for service pensions and certain death benefits for substantially all Frontier employees. The assets and

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES
liabilities related to these plans were recorded at fair market value at the date of the merger. In 1995 and 1996, these defined benefit plans were frozen. On an annual basis, contributions are remitted to the trustees to ensure proper funding of the plans.

   The majority of the Company's pension plans have plan assets that exceed accumulated benefit obligations. There are certain plans, however, with accumulated benefit obligations which exceed plan assets. The following table summarizes the funded status of the Company's pension plans and the related amounts that are included in "Other assets" in the Consolidated Balance Sheet of the Company as of December 31, 1999 (in thousands):

   CHANGE IN BENEFIT OBLIGATION
     Benefit obligation at September 30, 1999........................ $451,600
     Service cost....................................................       14
     Interest cost...................................................    8,397
     Actuarial gain..................................................  (11,025)
     Benefits paid...................................................   (9,151)
                                                                      --------
     Benefit obligation at December 31, 1999......................... $439,835
                                                                      ========
   CHANGE IN PLAN ASSETS
     Fair value of plan assets at September 30, 1999................. $621,100
     Actual return on plan assets....................................   86,516
     Employer contribution...........................................      550
     Benefits paid...................................................   (9,151)
                                                                      --------
     Fair value of plan assets at December 31, 1999.................. $699,015
                                                                      ========
     Funded status................................................... $259,180
     Unrecognized net gain...........................................  (83,192)
                                                                      --------
     Prepaid benefit cost, net....................................... $175,988
                                                                      ========

   The net periodic pension cost consists of the following for the three month period ended December 31, 1999 (in thousands):

   Service cost...................................................... $     14
   Interest cost on projected benefit obligation.....................    8,397
   Return on plan assets.............................................  (14,349)
                                                                      --------
   Net periodic pension benefit...................................... $ (5,938)
                                                                      ========

   The following rates and assumptions were used to calculate the projected benefit obligation as of December 31, 1999:

   Weighted average discount rate....................................    8.00%
   Rate of salary increase...........................................    5.00%
   Expected return on plan assets....................................    9.50%

   The Company's policy is to make contributions for pension benefits based on actuarial computations which reflect the long-term nature of the pension plan. However, under SFAS No. 87, "Employers' Accounting for Pensions," the development of the projected benefit obligation essentially is computed for financial reporting purposes and may differ from the actuarial determination for funding due to varying assumptions and methods of computation.

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES

  Postretirement Benefit Other Than Pensions

   The Company provides postretirement health care and life insurance benefits, which have been frozen, to most of its employees. Plan assets consist principally of life insurance policies and money market instruments. In 1996, Frontier amended its healthcare benefits plan to cap the cost absorbed by the Company for healthcare and life insurance for its bargaining employees who retire after December 31, 1996. The assets and liabilities related to these plans were recorded at fair market value at the date of the merger.

  The following table summarizes the funded status of the plan (in thousands) and the related amounts included in "Deferred credits and other" in the Consolidated Balance Sheet of the Company as of December 31, 1999 (in thousands):

   CHANGE IN BENEFIT OBLIGATION
     Benefit obligation at September 30, 1999...................... $ 114,305
     Service cost..................................................       135
     Interest cost.................................................     2,134
     Actuarial gain................................................    (2,970)
     Benefits paid.................................................    (2,016)
                                                                    ---------
     Benefit obligation at December 31, 1999....................... $ 111,588
                                                                    =========
   CHANGE IN PLAN ASSETS
     Fair value of plan assets at September 30, 1999............... $   2,989
     Actual return on plan assets..................................       180
     Employer contribution.........................................     1,902
     Benefits paid.................................................    (2,016)
                                                                    ---------
     Fair value of plan assets at December 31, 1999................ $   3,055
                                                                    =========
     Funded status................................................. $(108,533)
     Unrecognized net loss.........................................    (2,133)
                                                                    ---------
     Accrued benefit cost, net..................................... $(110,666)
                                                                    =========

   The components of the estimated postretirement benefit cost are as follows for the three month period ended December 31, 1999 (in thousands):

   Service cost.................................................... $     135
   Interest cost on projected benefit obligation...................     2,134
   Expected return on plan assets..................................       (67)
                                                                    ---------
   Net periodic pension cost (benefit)............................. $   2,202
                                                                    =========

   The following rates and assumptions were used to calculate the projected benefit obligation as of December 31, 1999:

   Weighted average discount rate..................................     8.00%
   Rate of salary increase.........................................     5.00%
   Expected return on plan assets..................................     9.50%
   Assumed rate of increase in cost of covered health care
    benefits.......................................................     6.17%

   Increases in health care costs were assumed to decline consistently to a rate of 5.0% by 2006 and remain at that level thereafter. If the health care cost trend rates were increased by one percentage point, the accumulated

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES
postretirement benefit health care obligation as of December 31, 1999 would increase by $8.2 million while the sum of the service and interest cost components of the net postretirement benefit health care costs for 1999 would increase by $191,000. If the health care cost trend rates were decreased by one percentage point, the accumulated postretirement benefit health care obligations as of December 31, 1999 would decrease by $7.3 million while the sum of the service interest cost components of the net postretirement benefit health care cost for 1999 would decrease by $168,000.

18. RELATED PARTY TRANSACTIONS

  Transactions with Global Access Ltd. and Pacific Crossing Ltd.

   During 1999, Global Crossing entered into certain transactions with GAL and PCL to purchase $101.4 million of terrestrial and subsea capacity.

  Transactions with Pacific Capital Group and its Affiliates

   Prior to 1999, Global Crossing entered into certain transactions with affiliates of Pacific Capital Group ("PCG"), including the acquisition of development rights to certain of the Company's fiber optic cable systems. PCG is controlled by certain officers and directors of Global Crossing who either currently are or at one time were affiliated with PCG. During 1999, Global Crossing subleased from PCG two suites of offices in Beverly Hills for payments aggregating approximately $287,000 over the year. In October 1999, Global Crossing entered into a lease with North Crescent Realty V, LLC, which is managed by and affiliated with PCG, for an aggregate monthly cost of approximately $400,000. North Cresent Realty, LLC paid approximately $7.5 million to improve the property to meet Global Crossing's specifications and was reimbursed approximately $3.2 million of this amount by Global Crossing. Global Crossing engaged an independent real estate consultant to review the terms of Global Crossing's occupancy of the building, which terms were found by the consultant to be consistent with market terms and conditions and the product of an arm's length negotiation. Global Crossing subleases approximately 12,000 square feet of the building to PCG for an aggregate monthly cost of approximately $53,000.

   PCG has fractional ownership interests in aircrafts used by Global Crossing during 1999. Global Crossing reimburses PCG for PCG's cost of maintaining these ownership interests such that PCG realizes no profit from the relationship. During 1999, PCG billed Global Crossing approximately $2 million in aggregate under this arrangement.

   In 1997, the Company paid $7 million in fees to PCG and certain of its key executives, who are shareholders of GCL, and another shareholder for services provided in respect of obtaining the AC-1 Credit Facility, Old Senior Notes and the GTH Preferred Stock financing. Of the fees paid, $5 million was allocated to the AC-1 Credit Facility and Old Senior Notes and recorded as deferred finance costs, $1 million was allocated to the GCH Preferred Stock and recorded as a reduction in the carrying value of the preferred stock and $1 million was recorded as common stock issuance costs.

  Transactions with Canadian Imperial Bank of Commerce and its affiliates

   During 1999, Canadian Imperial Bank of Commerce and its affiliates ("CIBC") entered into certain financing transactions with Global Crossing. In particular, CIBC: (1) acted as an arranger for the $600 million ten-day demand note issued by Global Marine Systems in July, (2) acted as an arranger for the $3 billion senior secured credit facility entered into by GCH in July, (3) was an initial purchaser of the $2 billion aggregate principal amount of unsecured senior notes issued by GCH in November, and (4) was an initial purchaser of GCL's $650 million aggregate liquidation preference 7% cumulative convertible preferred stock issued in

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES

December. During 1999, Global Crossing paid CIBC approximately $5.6 million in fees in connection with these transactions. CIBC has a substantial beneficial ownership interest in Global Crossing, and certain directors of Global Crossing are employees of an affiliate of CIBC.

   In 1998, CIBC was one of the initial purchasers of the New Senior Notes and GCH Preferred Stock, a member of the PC-1 and MAC credit facility syndicates, and was also one of the underwriters of the Company's initial public offering ("IPO"). CIBC was paid $19 million in fees and credit facility interest during the year ended December 31, 1998. In 1997, GCL paid CIBC approximately $25 million in fees related to the financing obtained under the Old Senior Notes, the AC-1 Credit Facility, and the issuance of the GTH Preferred Stock. Of the fees incurred, approximately $6 million related to underwriting and commitment fees pertaining to the issuance of the GTH Preferred Stock and was recorded as a reduction in the carrying value of the GTH Preferred Stock, approximately $9 million related to underwriting, commitment and advisory fees in connection with the issuance of the Old Senior Notes and approximately $10 million related to fees associated with obtaining the AC-1 Credit Facility which was recorded as deferred finance costs.

  Relationship to Ziff-Davis Inc. and Affiliates

   A director of Global Crossing is the chairman and chief executive officer of Ziff-Davis Inc., a majority of the common stock of which is beneficially owned by Softbank Corp. Softbank is a party to the Asia Global Crossing joint venture established to provide advanced network-based telecommunications services to businesses and consumers throughout Asia. Global Crossing, which is responsible for the management and operation of the network, contributed to the venture its 57.75% share of the Pacific Crossing system and its development rights in East Asia Crossing. Softbank and Microsoft each contributed $175 million in cash to Asia Global Crossing and also committed to make a total of at least $200 million in Global Crossing Network capacity purchases over a three-year period, expected to be utilized primarily on the Pacific Crossing system and East Asia Crossing. Softbank and Microsoft also agreed to use Asia Global Crossing's network in the region. Global Crossing currently owns 93% of Asia Global Crossing, with Softbank and Microsoft each owning 3.5%. When the fair market value of Asia Global Crossing is determined to exceed $5 billion, the ownership interest of Softbank and Microsoft will increase to a maximum of 19% each at a valuation of $7.5 billion and above. The Global Crossing director is Softbank's representative on the Asia Global Crossing board of directors. In addition, Ziff-Davis is one of the largest web-hosting customers of our GlobalCenter subsidiary.

  Relationship to Hutchison Whampoa Limited

   The managing director of Hutchison was recently appointed a director of Global Crossing. In November 1999, Hutchison and Global Crossing entered into an agreement to form a 50/50 joint venture to pursue fixed-line telecommunications and Internet opportunities in the Hong Kong Special Administrative Region, China. The joint venture, the formation of which was completed in January 2000, combines Hutchison's existing territory-wide, building-to-building fixed-line fiber optic telecommunications network and certain Internet-related assets in Hong Kong with Global Crossing's international fiber optic broadband cable capacity and web hosting, Internet applications and data services. For its 50% share, Global Crossing provided to Hutchison $400 million in Global Crossing 6 3/8% cumulative convertible preferred stock. Additionally, Global Crossing committed to contribute to the joint venture international telecommunications capacity rights on its global fiber optic network and data center related capabilities which together are valued at $350 million, as well as $50 million in cash.

  Agreements with Global Crossing Stockholders

   In August 1998, PCG, GKW Unified Holdings (an affiliate of PCG), affiliates of CIBC, Global Crossing and some other Global Crossing shareholders, including some officers and directors and their affiliates, entered

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES
into a Stockholders Agreement and a Registration Rights Agreement. Under the Stockholders Agreement, Global Crossing has been granted a right of first refusal on specified private transfers by these shareholders during the first two years after the consummation of the IPO on August 14, 1998. In addition, subject to the exceptions in the Stockholders Agreement, some of these shareholders have rights, which are referred to as tag-along rights, permitting these shareholders to participate, on the same terms and conditions, in some transfers of shares by any other of these shareholders as follows: (1) PCG, GKW Unified Holdings and CIBC and their affiliates and permitted transferees have the right to participate in any transaction initiated by any of them to transfer 5% or more of our outstanding securities; and (2) PCG, GKW Unified Holdings, CIBC and their affiliates and permitted transferees have the right to participate in any transaction initiated by any of them to transfer any Global Crossing securities if that transaction would result in a change of control of Global Crossing. Under the Registration Rights Agreement, Global Crossing shareholders who are parties to that agreement and a number of their transferees have demand and piggyback registration rights and will receive indemnification and, in some circumstances, reimbursement for expenses from the Company in connection with an applicable registration.

   Principal shareholders of Global Crossing, representing at that time over a majority of the voting power of the Company's common stock, entered into a Voting Agreement with Frontier Corporation in March 1999 in connection with the Frontier merger. These Global Crossing shareholders reaffirmed their voting obligations under the Voting Agreement in connection with subsequent amendments made to the merger agreement during 1999. Pursuant to the Second Reaffirmation of Voting Agreement and Share Transfer Restriction Agreement dated September 2, 1999, the Global Crossing shareholders that are parties to the Voting Agreement also agreed, from September 2, 1999 until March 28, 2000, not to transfer record or beneficial ownership of any shares of Global Crossing common stock held by such shareholders, other than transfers to charities, transfers made with the consent of the Company and other limited exceptions, and to work in good faith toward implementing a program with the purpose that, if the Global Crossing shareholders that are parties to the Voting Agreement wish to sell or transfer their shares after March 28, 2000, these sales or transfers would be completed in a manner that would provide for an orderly trading market for the shares of Global Crossing common stock.

   Also on September 2, 1999, fourteen of the Company's executive officers and three executive officers of Frontier entered into a Share Transfer Restriction Agreement with Global Crossing. Under this agreement, the Global Crossing executive officers agreed not to sell or transfer shares of the Company's common stock, and the Frontier executive officers agreed not to sell or transfer shares of Frontier common stock and the shares of Global Crossing common stock they would receive in exchange for their Frontier common stock in the merger, until March 28, 2000, subject in each case to substantially the same exceptions as are applicable to the Second Reaffirmation of Voting Agreement and Share Transfer Restriction Agreement described in the immediately preceding paragraph.

  Advisory Services Agreement ("ASA")

   ACL entered into the ASA with PCG Telecom, an affiliate of PCG which is a shareholder of GCL. Under the ASA, PCG Telecom provided ACL with advice in respect of the development and maintenance of AC-1, development and implementation of marketing and pricing strategies and the preparation of business plans and budgets. As compensation for its advisory services, PCG Telecom received a 2% fee on the gross revenue of the Company over a 25 year term, subject to certain restrictions, with the first such payment to occur at the AC-1 RFS date. Advances on fees payable under the ASA were being paid to PCG Telecom at a rate of 1% on signed CPAs until the ASA was terminated, as described below. Fees paid under the ASA to PCG Telecom were shared amongst Union Labor Life Insurance Company ("ULLICO"), PCG, CIBC, and certain directors and officers of the Company, all of whom are shareholders of GCL. Effective June 1998, GCL acquired the rights under the ASA on behalf of the Company for common stock and contributed such rights to the Company as the ASA was terminated. This transaction was recorded in the consolidated financial statements as an increase in additional

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES
paid-in capital of $135 million and a charge against operations in the amount of $138 million. The $138 million is comprised of a $135 million settlement of the fees that would have been payable and the cancellation of $3 million owed to the Company under a related advance agreement. The $135 million amount was calculated by applying the 2% advisory services fee to projected future revenue and discounting the amount relating to AC-1 revenue by 12% and the amount relating to all other system's revenue by 15%. The result of this calculation was $156 million, which amount was subsequently reduced to $135 million. Both the discount rates and the ultimate valuation were determined as a result of a negotiation process including a non management director of the Company and the various persons entitled to fees under the ASA. The Company obtained a fairness opinion from an independent financial advisor in connection with this transaction. In addition, the Company incurred approximately $2 million of advisory fees prior to termination of the contract, for a total expense of $140 million for the year ended December 31, 1998.

  PCG Warrants

   PCG Warrants, issued in 1998 by the Company's predecessor, Global Crossing Ltd., LDL ("Old GCL") became exercisable upon the completion of the IPO. The PCG Warrants gave each holder the option to convert each share under warrant into a fraction of a Class B of Old GCL share based upon the ratio of the current per share valuation at the time of conversion less the per share exercise price of the warrant divided by the current per share valuation at the time of conversion multiplied by the 36,906,372 shares available under the PCG Warrants, together with a new warrant ("New PCG Warrants") to purchase the remaining fraction of such Class B share at an exercise price equal to the then current per share valuation. Prior to the IPO, the holders of the PCG Warrants exercised their warrants to acquire Class B of Old GCL shares by way of the cashless conversion and the New PCG Warrants were issued with an exercise price based on the per share valuation at the conversion date, the obligation on which were assumed by GCL.

   The Company accounted for the cashless conversion of the PCG Warrants, which occurred as of June 1998, using the current estimated per share valuation at the expected conversion date, multiplied by the number of Class B shares of Old GCL estimated to be converted in exchange for the PCG Warrants. The resulting value under this calculation is approximately $213 million, which was allocated to the new systems in exchange for the PCG Warrants. In connection with the formation of PCL, the Company agreed to make available to PCL the consideration received by the Company in connection with the grant of the PCG Warrants, in addition to the $231 million cash investment made by the Company. Therefore, the Company recorded an increase in its investment in PCL in the amount of approximately $127 million and an increase in construction in progress for PAC and MAC in the amounts of approximately $50 million and $36 million, respectively, with a corresponding increase of $213 million in additional paid-in capital. The $213 million was allocated on a pro rata basis to the three projects according to the estimated cost of each system. The Company's accounting for the PCG Warrants is pursuant to Emerging Issues Task Force 96-18, "Accounting for Equity Instruments with Variable Terms that are Issued for Consideration other than Employee Services under FASB Statement No. 123" ("EITF 96-18"). Under EITF 96-18, the fair value of equity instruments issued for consideration other than employee services should be measured using the stock price or other measurement assumptions as of the date at which a firm commitment for performance level has been reached. The Company has recorded the estimated value of the PCG Warrants as of June 1998, since the IPO was probable at that date. The $213 million value attributed to the PCG Warrants as of June 1998 was adjusted to the actual value of $275 million on the date of the IPO based upon the $9.50 price per share of the IPO.

   The Company gave accounting recognition for the New PCG Warrants on the date these warrants were issued, which was the date of the IPO. The Company valued each of the New PCG Warrants at $3.48 based on an independent valuation based on the IPO price of $9.50 per share. The New PCG Warrants had a total value of approximately $43 million. The Company recorded the actual value of the New PCG Warrants in a manner

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES
similar to that described above whereby the total value was allocated to the investment in PC-1, MAC and PAC based on their relative total contract costs.

  Other transactions

   In 1998, GCL purchased all common shares owned by Telecommunications Development Corporation ("TDC") in the Company in exchange for 300,000 fewer newly issued shares of common stock based upon the per share value at the repurchase date. The transaction benefited GCL since 300,000 fewer shares were outstanding after the repurchase without any cost to GCL. This transaction was accounted for as the acquisition of treasury stock and was recorded as $209 million, the fair value of the consideration given. Certain officers and directors of the Company held direct or indirect equity ownership positions in TDC, resulting in these officers and directors having a majority of the outstanding common stock of TDC. Following this transaction, TDC distributed all of its shares of common stock and GCL warrants to the holders of its common stock and was then liquidated.

19. SEGMENT REPORTING

   The Company is a worldwide provider of Internet and long distance telecommunications facilities and related services supplying its customers with global "point to point" connectivity and, through its Global Marine Systems subsidiary, providing cable installation and maintenance services. The Company's reportable segments include telecommunications services, installation and maintenance services, and incumbent local exchange carrier services. There are other corporate related charges not attributable to a specific segment. While the Company's chief decision maker monitors the revenue streams of the various products and geographic locations, operations are managed and financial performance evaluated based on the delivery of multiple, integrated services to customers over a single network. As a result, there are many shared expenses generated by the various revenue streams and management believes that any allocation of the expenses incurred to multiple revenue streams would be impractical and arbitrary.

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES

   The information below summarizes certain financial data of the Company by segment (in thousands):

                                                                     Period from
                                                                    March 19, 1997
                                Year Ended        Year Ended     (Date of Inception)
                             December 31, 1999 December 31, 1998 to December 31, 1997
                             ----------------- ----------------- --------------------
   Telecommunication
    Services
    Revenue
     Commercial............     $   279,603       $      --            $    --
     Consumer..............          46,661              --                 --
     Carrier...............         991,984          419,866                --
                                -----------       ----------           --------
                                $ 1,318,248       $  419,866           $    --
                                ===========       ==========           ========
    Operating expenses.....     $ 1,370,534       $  299,922           $  3,101
                                ===========       ==========           ========
    Operating income
     (loss)................     $   (52,286)      $  119,944           $ (3,101)
                                ===========       ==========           ========
    Adjusted EBITDA........     $   581,912       $  364,948           $  2,263
                                ===========       ==========           ========
    Cash paid for capital
     expenditures..........     $ 1,552,019       $  413,996           $428,743
                                ===========       ==========           ========
    Total assets...........     $16,813,242       $2,639,177           $572,197
                                ===========       ==========           ========
   Installation and
    Maintenance Services
    Revenue................
    Total revenue..........         160,655              --                 --
                                ===========       ==========           ========
    Operating expenses.....         162,209              --                 --
                                ===========       ==========           ========
    Operating loss.........     $    (1,554)      $      --            $    --
                                ===========       ==========           ========
    Adjusted EBITDA........     $    39,263       $      --            $    --
                                ===========       ==========           ========
    Cash paid for capital
     expenditures..........     $   170,585       $      --            $    --
                                ===========       ==========           ========
    Total assets...........     $ 1,519,166       $      --            $    --
                                ===========       ==========           ========
   Incumbent Local Exchange
    Carrier Services
    Revenue................     $   185,921       $      --            $    --
                                ===========       ==========           ========
    Operating expenses.....         131,942              --                 --
                                ===========       ==========           ========
    Operating income.......     $    53,979       $      --                 --
                                ===========       ==========           ========
    Adjusted EBITDA........     $    94,606       $      --            $    --
                                ===========       ==========           ========
    Cash paid for capital
     expenditures..........     $    48,311       $      --            $    --
                                ===========       ==========           ========
    Total assets...........     $ 1,373,172       $      --                 --
                                ===========       ==========           ========
   Corporate and Other
    Revenue................     $       --        $      --            $    --
                                ===========       ==========           ========
    Operating expenses.....           7,600          139,669                --
                                ===========       ==========           ========
    Operating loss.........     $    (7,600)      $ (139,669)          $    --
                                ===========       ==========           ========
    Adjusted EBITDA........     $    (7,600)      $      --            $    --
                                ===========       ==========           ========
    Cash paid for capital
     expenditures..........     $       --        $      --            $    --
                                ===========       ==========           ========
    Total assets...........     $       --        $      --            $    --
                                ===========       ==========           ========

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES

                                                                    Period from
                                                                   March 19, 1997
                               Year Ended        Year Ended     (Date of Inception)
                            December 31, 1999 December 31, 1998 to December 31, 1997
                            ----------------- ----------------- --------------------
   Consolidated
    Consolidated revenue...    $ 1,664,824       $  419,866           $    --
    Consolidated operating
     expense...............      1,672,285          439,591              3,101
                               -----------       ----------           --------
    Consolidated operating
     (loss)................    $    (7,461)      $  (19,725)          $ (3,101)
                               ===========       ==========           ========
    Adjusted EBITDA........    $   708,181       $  364,948           $  2,263
                               ===========       ==========           ========
    Consolidated cash paid
     for capital
     expenditures..........    $ 1,770,915       $  413,996           $428,743
                               ===========       ==========           ========
    Consolidated total
     assets................    $19,705,580       $2,639,177           $572,197
                               ===========       ==========           ========

   Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA) is calculated as operating income (loss), plus goodwill amortization, depreciation and amortization, non-cash cost of capacity sold, stock related expenses, incremental cash deferred revenue and amounts relating to the termination of an advisory services agreement. This definition is consistent with financial covenants contained in Global Crossing Ltd.'s major financial agreements. Global Crossing Ltd. presents Adjusted EBITDA because it is a financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance and because management believes that Adjusted EBITDA is an additional, meaningful measure of performance and liquidity. Global Crossing Ltd.'s management uses Adjusted EBITDA to monitor its compliance with its financial covenants and to understand the financial indicators investors and analysts are using to measure its performance. This information should not be considered as an alternative to any measure of performance as promulgated under GAAP. Global Crossing Ltd.'s calculation of adjusted EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited. The calculation of Adjusted EBITDA is as follows:

                                                                    Period from
                                                                   March 19, 1997
                               Year Ended        Year Ended     (Date of Inception)
                            December 31, 1999 December 31, 1998 to December 31, 1997
                            ----------------- ----------------- --------------------
   Operating loss..........     $ (7,461)         $(19,725)           $(3,101)
   Goodwill amortization...      127,621               --                 --
   Depreciation and
    amortization...........      124,294               541                 39
   Stock related expense...       51,306            39,374                --
   Non-cash cost of
    capacity sold..........      291,764           140,892                --
   Incremental cash
    deferred revenue.......      120,657            64,197              5,325
   Termination of Advisory
    Services Agreement.....          --            139,669                --
                                --------          --------            -------
   Adjusted EBITDA.........     $708,181          $364,948            $ 2,263
                                ========          ========            =======

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES

                                             1999                  1998
                                     --------------------- ---------------------
                                                Long-Lived            Long-Lived
                                      Revenue     Assets   Revenue(1) Assets(2)
                                     ---------- ---------- ---------- ----------
                                                   (In thousands)
   North America
     United States.................. $  997,025 $3,029,828  $193,142  $   76,055
     Other..........................     64,040     26,515    64,558         --
                                     ---------- ----------  --------  ----------
                                      1,061,065  3,056,343   257,700      76,055
   Europe
     The Netherlands................     89,600     92,251    46,770      82,433
     Germany........................    145,289    204,564    36,047      30,021
     England........................    106,815    722,462    34,777      49,081
     Other..........................    244,351    302,645    44,572         --
                                     ---------- ----------  --------  ----------
                                        586,055  1,321,922   162,166     161,535
   International waters.............        --   1,339,614       --      770,966
   Other............................     17,704    308,174       --          --
                                     ---------- ----------  --------  ----------
   Consolidated..................... $1,664,824 $6,026,053  $419,866  $1,008,556
                                     ========== ==========  ========  ==========

--------

(1) During 1998, there was one customer located in the United States that accounted for 16% of consolidated revenue, another customer located in Canada that accounted for 16% of consolidated revenue, and one customer located in the Netherlands that accounted for 11% of consolidated revenue. There were no individual customers in 1999 that accounted for more than 10% of consolidated revenue.

(2) Long-lived assets include capacity available for sale and construction in progress as of December 31, 1999 and 1998.

20. QUARTERLY FINANCIAL DATA (UNAUDITED)

  The Company's unaudited quarterly results are as follows:

                                              1999 Quarter Ended
                                  --------------------------------------------
                                  March 31  June 30   September 30 December 31
                                  --------  --------  ------------ -----------
                                    (In thousands, except per share data)
Revenue.......................... $176,319  $188,459    $234,582   $1,065,464
Operating income (loss)..........   41,067    39,764      13,226     (101,518)
Income (loss) before
 extraordinary item and
 cumulative effect of change in
 accounting principle............   12,802     9,978     135,854     (169,169)
Net income (loss)................   (1,908)    9,978     120,989     (199,985)
Net income (loss) applicable to
 common shareholders.............  (14,952)   (4,219)    106,918     (225,315)
Income (loss) per common share
 before extraordinary item and
 cumulative effect of change in
 accounting principle, basic.....    (0.00)    (0.01)       0.30         (.25)
Net income (loss) per common
 share, basic....................    (0.04)    (0.01)       0.26         (.29)
Income (loss) per common share
 before extraordinary item and
 cumulative effect of change in
 accounting principle, diluted...    (0.00)    (0.01)       0.27         (.25)
Net income (loss) per common
 share, diluted.................. $  (0.04) $  (0.01)   $   0.24   $     (.29)

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES

Significant 1999 interim events:

   On December 15, 1999, the Company issued 2,600,000 shares of 7% cumulative convertible preferred stock at a liquidation preference of $250.00 for net proceeds of $630 million.

   On November 24, 1999, the Company acquired Racal Telecom, a group of wholly owned subsidiaries of Racal Electronics plc, for approximately $1.6 billion in cash.

   On November 12, 1999, GCH issued two series of senior unsecured notes. The 9 1/8% senior notes are due November 15, 2006 with a face value of $900 million, for net proceeds of $887 million and the 9 1/2% senior notes are due November 15, 2009 with a face value of $1,100 million, for net proceeds of $1,084 million.

   On November 5, 1999, the Company issued 10,000,000 shares of 6 3/8% cumulative convertible preferred stock at a liquidation preference of $100.00 for net proceeds of approximately $969 million.

   On September 28, 1999, the Company consummated its merger with Frontier Corporation in a transaction valued at $10.3 billion.

   On July 2, 1999, the Company completed its acquisition of the Global Marine Systems division of Cable & Wireless Plc for approximately $908 million in cash and assumed liabilities.

   During the third quarter, the Company recognized $210 million, net of merger related expenses, of other income in connection with the termination of the US WEST merger agreement.

                                             1998 Quarter Ended
                                 ---------------------------------------------
                                 March 31   June 30   September 30 December 31
                                 --------  ---------  ------------ -----------
                                    (In thousands, except per share data)
Revenue......................... $   --    $ 100,244    $116,494    $203,128
Operating income (loss).........  (3,794)   (123,649)     31,994      75,724
Income (loss) before
 extraordinary loss.............  (3,722)   (135,725)     15,229      56,024
Net income (loss)...............  (3,722)   (155,434)     15,229      56,024
Net income (loss) applicable to
 common shareholders............  (8,129)   (193,473)     15,229      51,649
Income (loss) per common share
 before extraordinary item,
 basic..........................   (0.02)      (0.52)       0.04        0.13
Net income (loss) per common
 share, basic...................   (0.02)      (0.58)       0.04        0.13
Income (loss) per common share
 before extraordinary item,
 diluted........................   (0.02)      (0.52)       0.04        0.12
Net income (loss) per common
 share, diluted................. $ (0.02)  $   (0.58)   $   0.04    $   0.12

Significant 1998 interim events:

   In December 1998, 5,000,000 shares of GCH 10 1/2% Preferred Stock were issued for proceeds of $483 million.

   During August 1998, the Company completed an IPO for which the Company received net proceeds of approximately $391 million.

   In May 1998, the first segment of AC-1, the United States to United Kingdom route, was completed and commenced operations.

   During the second quarter, the Company acquired the rights from those entitled to fees payable under the advisory services agreement in consideration for the issuance of common stock having an aggregate value of

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES

$135 million and the cancellation of approximately $3 million owed to the Company under a related advance agreement. As a result of this transaction, the Company recorded a non-recurring charge in the approximate amount of $138 million during the second quarter. In addition, the Company recognized as an expense approximately $2 million of advisory fees incurred prior to termination of the contract.

   On May 18, 1998, the Company issued 9 5/8% senior notes due May 15, 2008, with a face value of $800 million.

21. SHAREHOLDERS' EQUITY

 Share Cancellation

   As part of the Company's break-up fee received from US West, Inc. ("US West"), the Company received 2,231,076 shares of its common stock from US West which were cancelled by the Company. For the year ended December 31, 1999, other income, net was composed primarily of a $210 million termination fee paid by US West in connection with the termination of its merger agreement with the Company, net of related expenses.

 Old GCL Common Stock and Additional Paid-in Capital

   During March 1997, Old GCL, formerly GT Parent Holdings LDC, was incorporated as an exempted limited duration company in the Cayman Islands. In March 1998, GCL, a Bermuda company, was formed as a wholly-owned subsidiary of Old GCL. At that time, Old GCL contributed its investment in Global Telesystems Holdings Ltd. ("GTH") to GCL. During April 1998, GCL formed a wholly-owned subsidiary, Global Crossing Holdings Ltd. ("GCH"), a Bermuda company, and contributed its investment in GTH to GCH upon its formation.

   In January 1998, Old GCL effected a 100-for-1 stock split of each of its Class A, B, C and D common stock and undesignated stock and amended the par value of each share of common stock from $.0001 per share to $.000001 per share. Prior to GCL's IPO in August 1998, GCL declared a stock dividend to Old GCL resulting in Old GCL holding 1.5 shares of common stock of GCL for each share of common stock of Old GCL outstanding. Pursuant to the terms of the Articles of Association of Old GCL and prior to the Company's IPO, each holder of Class D shares of Old GCL converted such shares into a fraction of a Class E share of Old GCL based upon a valuation at the time of such conversion, together with a warrant to purchase the remaining fraction of such Class E share at an exercise price based upon such market valuation. In addition, each holder of Class E shares of Old GCL had such Class E shares converted into Class B shares of Old GCL. Accordingly, each holder of Class D and Class E shares ultimately received Class B shares, with the warrants to purchase Class E shares received by former Class D shareholders then cancelled in exchange for warrants ("New GCL Warrants") to purchase shares of Common Stock of GCL at an exercise price equal to the IPO price of $9.50 per share.

   Subsequent to the above transaction and prior to the Company's IPO, each shareholder of Old GCL (other than CIBC) exchanged their interests in Old GCL for shares of common stock of GCL held by Old GCL at a rate of 1.5 shares of common stock of GCL for each share of common stock of Old GCL ("Old GCL Exchange"). CIBC did not participate in the above mentioned transaction and continued to maintain its ownership of GCL through Old GCL, which became a wholly owned subsidiary of CIBC.

   Because Old GCL, GCL and GCH were entities under common control, the transfers by Old GCL to GCL and GCL to GCH and the Old GCL Exchange were accounted for similar to a pooling of interests. The consolidated financial statements presented have been retroactively restated to reflect these transactions as if they had occurred as of March 19, 1997 (Date of Inception).

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES

   Information with respect to Old GCL common stock and additional paid-in capital prior to the Old GCL Exchange is as follows:

   Common Stock:

     Authorized:

       1,000,000,000 Class A common stock of $.00000067 par value

       1,000,000,000 Class B common stock of $.00000067 par value

       1,000,000,000 Class C common stock of $.00000067 par value

       3,000,000,000 Class D common stock of $.00000067 par value

       1,000,000,000 Class E common stock of $.00000067 par value

       43,000,000,000 undesignated common stock of $.00000067 par value

   Class A shares, Class B shares and Class C shares all had voting rights. On March 25, 1997, Old GCL issued 22,500,000 Class A shares, 101,250,000 Class B shares, 101,250,000 Class C shares for $.33 per share, resulting in aggregate proceeds of $75 million. In addition to the 22,500,000 Class A shares issued to the preference shareholders for cash in connection with the issuance of the preference shares, a total of 39,705,900 Class A shares were distributed to the initial preference shareholder representing 15% of the aggregate number of Class A, B and C shares outstanding. In addition, warrants to acquire a maximum of 92,880 shares of common stock of Old GCL were issued into escrow for the benefit of the holders of preferred stock. Effective January 21, 1998, Old GCL authorized 1,000,000,000 new Class E non-voting shares.

   Certain of the Class B shareholders were issued a total of 66,176,400 Class D shares on March 25, 1997. Of the $34 million of proceeds received from the issuance of Class B shares, $3 million was allocated to the Class D shares representing the estimated fair value of the Class D shares based on an independent valuation. Class D shares were non-voting shares which carried special preference rights on the cash distributions made by Old GCL. Class D shareholders were to receive 10% of cash distributions to common shareholders once the internal rate of return to Class C shareholders exceeded 10%, and then increasing to 20% of cash distributions to common shareholders once the internal rate of return to Class C shareholders exceeded 30%. Effective January 1998, Class D share rights were amended such that Class D shareholders received the option to convert each Class D share into one Class E share upon payment to Old GCL of $.74 per share or to a fraction of a Class E share based upon a valuation at the time of such conversion, together with a warrant to purchase the remaining fraction of such Class E share at an exercise price based upon such market valuation. By granting to holders of the Class D shares an option to convert such shares into Class E shares, the Company obtained effective assurance that it could effect a change to a corporate structure in the event of a major equity event, such as a merger or other business combination or in the event of an IPO by GCL, of its common stock, since the holders of the Class D shares would need to exercise their options in order to participate directly in benefits of a merger or acquisition of the Company or in order to obtain the benefits of any trading market for the common stock of the Company; no trading market was expected to develop for the Class D shares. The grant of the options to Class D shareholders represents an equity transaction since the Company granted these shareholders amended share rights in the form of options with new warrants. Since the Company had an accumulated deficit, the charge was made against additional paid in capital, which had no impact on the consolidated financial statements. The Company accounted for the new warrants as an equity transaction on the date the warrants were issued, which was the IPO date of August 13, 1998.

   In 1998, the Company issued, at a price of $0.33 per share, 900,000 Class B shares and 675,000 Class E shares. Since the estimated fair value of shares exceeded the issue price, the Company increased stock related expense and shareholders' equity by $2 million in 1998.

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES

22. SUBSEQUENT EVENTS

  IXnet and IPC Acquisitions

   On February 22, 2000, the Company announced a definitive agreement to acquire IXnet, Inc., a leading provider of specialized IP-based network services to the global financial services community, and its parent company, IPC Communications, Inc., in exchange for shares of common stock of Global Crossing valued at approximately $3.8 billion. Under the terms of the definitive merger agreement, 1.184 Global Crossing shares will be exchanged for each IXnet share not owned by IPC and 5.417 Global Crossing shares will be exchanged for each share of IPC. The acquisition is expected to be completed in the second quarter of 2000 and is subject to regulatory approval and customary closing conditions.

  GlobalCenter Japan

   On January 26, 2000, the Company's Asia Global Crossing joint venture announced an agreement to create GlobalCenter Japan, a joint venture with Japan's Internet Research Institute, Inc. ("IRI"). GlobalCenter Japan will design, develop and construct a media distribution center in Japan providing connectivity worldwide through the Global Crossing Network. The joint venture will also develop and provide complex web hosting services, e-commerce support and applications hosting solutions. Asia Global Crossing will own 89 percent of GlobalCenter Japan, with IRI owning the remaining 11 percent.

  Hutchison Global Crossing Joint Venture

   On January 12, 2000, the Company established a joint venture, called Hutchison Global Crossing, with Hutchison to pursue fixed-line telecommunications and Internet opportunities in Hong Kong. For its 50% share, Hutchison contributed to the joint venture its building-to-building fixed-line telecommunications network in Hong Kong and a number of Internet-related assets. In addition, Hutchison has agreed that any fixed-line telecommunications activities it pursues in China will be carried out by the joint venture. For its 50% share, the Company provided to Hutchison $400 million in Global Crossing convertible preferred stock (convertible into shares of Global Crossing common stock at a rate of $45 per share) and committed to contribute to the joint venture international telecommunications capacity rights on our network and global media distribution center capabilities which together are valued at $350 million, as well as $50 million in cash. The Company intends to integrate its interest in Hutchison Global Crossing into Asia Global Crossing.

                   GLOBAL CROSSING LTD. AND SUBSIDIARIES

              CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

            (In thousands, except share and per share amounts)

                                (Unaudited)

                                                              For the
                                                        Three Months Ended
                                                      ------------------------
                                                       March 31,    March 31,
                                                         2000         1999
                                                      -----------  -----------
REVENUE.............................................. $ 1,119,516  $   176,319
                                                      -----------  -----------
EXPENSES:
 Cost of sales.......................................     579,907       69,387
 Operations, administration and maintenance..........     144,578       12,026
 Sales and marketing.................................     104,318       10,437
 Network development.................................      19,209        7,376
 General and administrative..........................     166,751        3,585
 Depreciation and amortization.......................     140,943          211
 Goodwill and intangibles amortization...............     131,634          --
                                                      -----------  -----------
                                                        1,287,340      135,252
                                                      -----------  -----------
OPERATING (LOSS) INCOME..............................    (167,824)      41,067
EQUITY IN LOSS OF AFFILIATES.........................      (5,140)      (2,736)
MINORITY INTEREST....................................     (15,731)         --
OTHER INCOME (EXPENSE):
 Interest income.....................................      22,798       14,392
 Interest expense....................................     (85,676)     (23,779)
 Other expense, net..................................      (5,628)         --
                                                      -----------  -----------
(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES AND
 CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
 PRINCIPLE...........................................    (257,201)      28,944
 Provision for income taxes..........................      (5,000)     (16,142)
                                                      -----------  -----------
(LOSS) INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
 ACCOUNTING PRINCIPLE................................    (262,201)      12,802
 Cumulative effect of change in accounting
  principle, net of income tax benefit...............         --       (14,710)
                                                      -----------  -----------
NET LOSS.............................................    (262,201)      (1,908)
 Preferred stock dividends...........................     (45,258)     (13,044)
                                                      -----------  -----------
NET LOSS APPLICABLE TO COMMON SHAREHOLDERS........... $  (307,459) $   (14,952)
                                                      ===========  ===========
NET LOSS PER COMMON SHARE:
 Loss applicable to common shareholders before
  cumulative effect of change in accounting
  principle
   Basic and diluted................................. $     (0.39) $     (0.00)
                                                      ===========  ===========
 Cumulative effect of change in accounting principle
   Basic and diluted................................. $       --   $     (0.04)
                                                      ===========  ===========
 Net loss applicable to common shareholders
   Basic and diluted................................. $     (0.39) $     (0.04)
                                                      ===========  ===========
 Shares used in computing income (loss) per share
   Basic and diluted................................. 778,780,323  410,797,073
                                                      ===========  ===========

   See accompanying notes to these unaudited condensed consolidated financial statements.

                   GLOBAL CROSSING LTD. AND SUBSIDIARIES

                   CONDENSED CONSOLIDATED BALANCE SHEETS

            (In thousands, except share and per share amounts)

                                                       March 31,   December 31,
                                                         2000          1999
                                                      -----------  ------------
                                                      (Unaudited)
ASSETS
Current assets:
  Cash and cash equivalents.........................  $ 1,250,953  $ 1,633,499
  Restricted cash and cash equivalents..............      133,016       93,294
  Accounts receivable, net..........................      912,072      966,973
  Other assets and prepaid costs....................      319,562      252,767
                                                      -----------  -----------
   Total current assets.............................    2,615,602    2,946,533
Restricted cash and cash equivalents................       69,545      138,118
Accounts receivable, net............................       42,419       52,052
Property and equipment, net.........................    7,985,651    6,026,053
Goodwill and intangibles, net.......................    9,436,715    9,557,422
Investment in and advances to/from affiliates, net..      604,291      323,960
Other assets........................................      735,746      661,442
                                                      -----------  -----------
   Total assets.....................................  $21,489,970  $19,705,580
                                                      ===========  ===========
LIABILITIES
Current liabilities:
  Accrued construction costs........................  $   570,461  $   275,361
  Accounts payable and accrued liabilities..........      919,910      980,131
  Accrued interest and preferred dividends..........      162,260       66,745
  Deferred revenue..................................      216,234      127,367
  Income taxes payable..............................       88,325      140,034
  Current portion of long term debt.................       11,649        5,496
  Other current liabilities.........................      264,314      257,459
                                                      -----------  -----------
   Total current liabilities........................    2,233,153    1,852,593
Long-term debt......................................    6,031,662    5,018,544
Deferred revenue....................................      489,331      383,287
Deferred credits and other..........................      819,485      796,606
                                                      -----------  -----------
   Total liabilities................................    9,573,631    8,051,030
Minority interest...................................      478,030      351,338
                                                      -----------  -----------
Mandatorily redeemable and cumulative convertible
 preferred stock:
  10 1/2% mandatorily Redeemable Preferred Stock,
   5,000,000 shares issued and outstanding, $100
   liquidation preference per share.................      486,517      485,947
                                                      -----------  -----------
  6 3/8% Cumulative Convertible Preferred Stock,
   10,000,000 shares issued and outstanding, $100
   liquidation preference per share.................      969,000      969,000
                                                      -----------  -----------
  6 3/8% Cumulative Convertible Preferred Stock,
   Series B, 400,000 shares issued and outstanding,
   $1000 liquidation preference per share...........      400,000          --
                                                      -----------  -----------
  7% Cumulative Convertible Preferred Stock,
   2,600,000 shares issued and outstanding, $250
   liquidation preference per share.................      629,750      629,750
                                                      -----------  -----------
SHAREHOLDERS' EQUITY
Common stock, 3,000,000,000 shares authorized, par
 value $.01 per share, 803,604,237 and 799,137,142
 shares issued as of March 31, 2000 and December 31,
 1999, respectively.................................        8,030        7,992
Treasury stock, 22,033,758 shares...................     (209,415)    (209,415)
Additional paid-in capital and other shareholders'
 equity.............................................    9,575,617    9,578,927
Accumulated deficit.................................     (421,190)    (158,989)
                                                      -----------  -----------
   Total stockholders' equity.......................    8,953,042    9,218,515
                                                      -----------  -----------
   Total liabilities and shareholders' equity.......  $21,489,970  $19,705,580
                                                      ===========  ===========

    See accompanying notes to these unaudited condensed consolidated balance sheets.

                   GLOBAL CROSSING LTD. AND SUBSIDIARIES

              CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

            For the Three Months Ended March 31, 2000 and 1999

                              (In thousands)

                                (Unaudited)

                                                              For the
                                                         Three Months Ended
                                                        ---------------------
                                                        March 31,   March 31,
                                                           2000       1999
                                                        ----------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss............................................... $ (262,201) $  (1,908)
Adjustments to reconcile net loss to net cash provided
 by (used in) operating activities:
  Cumulative effect of change in accounting principle..        --      14,710
  Equity in loss of affiliates.........................      5,140      2,736
  Depreciation and amortization........................    272,577        211
  Provision for doubtful accounts......................     13,483      1,864
  Stock related expense................................     18,850     16,716
  Deferred income taxes................................     (9,210)    22,125
  Capacity available for sale..........................        --      58,539
  Non-cash cost of sales...............................     99,056        --
  Minority Interest....................................     15,731        --
  Other................................................      2,596     (4,831)
  Changes in operating assets and liabilities..........     84,136   (129,603)
                                                        ----------  ---------
    Net cash provided by (used in) operating
     activities........................................    240,158    (19,441)
                                                        ----------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for construction in progress and capacity
 available for sale....................................   (501,622)  (143,337)
Investment in and advances to affiliates...............    (68,851)   (12,860)
Effect of the consolidation of PC-1, net of cash
 acquired..............................................    (19,979)       --
Purchase of marketable securities......................    (81,200)       --
Purchases of property and equipment....................   (358,924)    (1,811)
                                                        ----------  ---------
    Net cash used in investing activities.............. (1,030,576)  (158,008)
                                                        ----------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock, net............     40,867        834
Proceeds from long term debt...........................    300,703      9,083
Repayment of long term debt............................    (12,094)   (26,825)
Preferred dividends....................................    (22,535)
Finance costs incurred.................................        694        (77)
Minority interest investment in subsidiary.............     53,472        --
Change in restricted cash and cash equivalents.........     46,765    (47,811)
                                                        ----------  ---------
    Net cash provided by (used in) financing
     activities........................................    407,872    (64,796)
                                                        ----------  ---------
NET DECREASE IN CASH AND CASH EQUIVALENTS..............   (382,546)  (242,245)
CASH AND CASH EQUIVALENTS, beginning of period.........  1,633,499    806,593
                                                        ----------  ---------
CASH AND CASH EQUIVALENTS, end of period............... $1,250,953  $ 564,348
                                                        ==========  =========

   See accompanying notes to these unaudited condensed consolidated financial statements.

                   GLOBAL CROSSING LTD. AND SUBSIDIARIES

            For the Three Months Ended March 31, 2000 and 1999

                              (In thousands)

                                (Unaudited)

                                                                For the
                                                          Three Months Ended
                                                          --------------------
                                                          March 31,  March 31,
                                                            2000       1999
                                                          ---------  ---------
SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING AND
 FINANCING ACTIVITIES:
Costs incurred for construction in progress and capacity
 available for sale.....................................  $(637,996) $(180,119)
Accrued construction costs..............................    134,284     14,282
Accrued interest........................................        --      19,448
Amortization of deferred finance costs and other........      2,090      3,052
                                                          ---------  ---------
Cash paid for construction in progress and capacity
 available for sale.....................................  $(501,622) $(143,337)
                                                          =========  =========
Non-cash purchases of property and equipment............  $     --   $ (38,300)
                                                          =========  =========
Investments in affiliates:
  Costs of investments in affiliates....................  $(468,851) $     --
  Preferred stock issued for investment in joint
   venture..............................................    400,000        --
                                                          ---------  ---------
                                                          $  68,851  $     --
                                                          =========  =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid and capitalized...........................  $  39,858  $   6,132
                                                          =========  =========
Interest paid (net of capitalized interest).............  $  39,567  $     772
                                                          =========  =========
Cash paid for taxes.....................................  $  35,792  $   1,788
                                                          =========  =========

   See accompanying notes to these unaudited condensed consolidated financial statements.

                   GLOBAL CROSSING LTD. AND SUBSIDIARIES

         CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

            For the Three Months Ended March 31, 2000 and 1999

                              (In thousands)

                                (Unaudited)

                                                              For the
                                                         Three Months Ended
                                                   -----------------------------
                                                   March 31, 2000 March 31, 1999
                                                   -------------- --------------
Net loss..........................................   $(262,201)      $(1,908)
Unrealized gain on securities.....................         157           --
Foreign currency translation adjustment...........     (22,792)       (4,930)
                                                     ---------       -------
Comprehensive loss................................   $(284,836)      $(6,838)
                                                     =========       =======

   See accompanying notes to these unaudited condensed consolidated financial statements.

                  GLOBAL CROSSING LTD. AND SUBSIDIARIES

           NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                              March 31, 2000

            (In thousands, except share and per share amounts)

                               (Unaudited)

(1) Organization and Background

   Global Crossing Ltd. (a Bermuda company, together with its consolidated subsidiaries, ("GCL" or the "Company") is building and offering services over the world's first independent global fiber optic network, consisting of 101,000 announced route miles serving five continents, 27 countries and more than 200 major cities. Upon completion of our currently announced systems, our network and our telecommunications and Internet product offerings will be available in markets constituting over 80% of the world's international communications traffic.

   The Company's strategy is to be the premier provider of global broadband Internet Protocol ("IP") and data services for both wholesale and retail customers. The Company is building a state-of-the-art fiber optic network that management believes to be of unprecedented global scope and scale to serve as the backbone for this strategy. Management believes that the Company's network will enable it to be the low cost service provider in most of its addressable markets.

   Global Crossing Ltd. serves as a holding company for its subsidiaries' operations, including the operations of the following acquired entities:
Global Marine Systems (acquired July 2, 1999), Frontier Corporation (acquired September 28, 1999), Racal Telecom (acquired November 24, 1999) and a 50% interest in the Hutchison Global Crossing joint venture (completed January 12,
2000). The acquisition of these entities is hereinafter referred to as the "Acquisitions." In addition the Company has a significant ownership interest in Asia Global Crossing.

   Asia Global Crossing, a joint venture with Softbank Corp. and Microsoft Corporation, intends to become the first truly pan-Asian carrier to offer worldwide bandwidth and data communications. The Asia Global Crossing joint venture was established on November 24, 1999.

   GlobalCenter, a wholly-owned subsidiary of GCL, will expand its product set to become a single-source e-commerce service solution that will provide web-centric businesses with the high availability, flexibility and scalability necessary to compete in the rapidly expanding digital economy.

(2) Basis of Presentation

   The accompanying unaudited interim condensed consolidated financial statements as of March 31, 2000 and for the three months ended March 31, 2000 and 1999, include the accounts of Global Crossing Ltd. and its consolidated subsidiaries. All material inter-company balances and transactions have been eliminated. The unaudited interim condensed consolidated financial statements reflect all adjustments, consisting of normal recurring items, which are, in the opinion of management, necessary to present a fair statement of the results of the interim period presented. The results of operations for any interim period are not necessarily indicative of results for the full year.

   These condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual amounts and results could differ from those estimates.

   The accompanying unaudited condensed consolidated financial statements do not include all footnotes and certain financial presentations normally required under generally accepted accounting principles. Therefore, these

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES
financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

(3) Net Loss Applicable to Common Shareholders

   Basic Earnings Per Share (EPS) is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted. The dilutive effect of the assumed exercise of stock options and convertible securities were anti-dilutive for the three months ended March 31, 2000 and 1999, respectively. The impact of dilutive options, warrants and convertible securities increases the weighted average shares outstanding to 841,992,988 used in calculating Diluted EPS for the three months ended March 31, 2000.

(4) Acquisitions

   The Acquisitions are being accounted for under the purchase method of accounting for business combinations. The initial purchase price of the Acquisitions were allocated based on the estimated fair value of acquired assets and liabilities at the date of acquisition. The Company will make final purchase price allocations based upon final values for certain assets and liabilities. As a result, the final purchase price allocation may differ from the presented estimate. Following is the unaudited pro forma results of the Company, assuming the Acquisitions had been completed at the beginning of the period presented:

                                                                 Three Months
                                                                    Ended
                                                                March 31, 1999
                                                                --------------
   Revenue.....................................................  $ 1,031,474
                                                                 ===========
   Loss applicable to common shareholders before cumulative
    effect of change in accounting principle...................  $  (121,782)
                                                                 ===========
   Loss applicable to common shareholders......................  $  (136,492)
                                                                 ===========
   Loss per common share:
     Loss applicable to common shareholders before cumulative
      effect of change in accounting principle, basic and
      diluted..................................................  $     (0.16)
                                                                 ===========
     Loss applicable to common shareholders, basic and
      diluted..................................................  $     (0.18)
                                                                 ===========
     Shares used in computing loss per share, basic and
      diluted..................................................  762,470,473
                                                                 ===========

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES

(5) Property and Equipment

   Property and equipment consist of the following:

                                                        March 31,   December 31,
                                                           2000         1999
                                                        ----------  ------------
   Land................................................ $   25,045   $   14,886
   Buildings...........................................    230,841      184,827
   Leasehold improvements..............................     32,571       29,096
   Furniture, fixtures and equipment...................    927,764      771,585
   Transmission equipment..............................  3,324,643    2,544,903
                                                        ----------   ----------
                                                         4,540,864    3,545,297
   Accumulated depreciation............................   (265,817)    (124,874)
                                                        ----------   ----------
                                                         4,275,047    3,420,423
   Construction in progress............................  3,710,604    2,605,630
                                                        ----------   ----------
   Total property and equipment........................ $7,985,651   $6,026,053
                                                        ==========   ==========

(6) Shareholders' Equity

   Stock Option Plan. During the three months ended March 31, 2000, the Company granted stock options for an aggregate of 6,212,890 shares of common stock under the Company's 1998 Stock Incentive Plan. On March 31, 2000, stock options covering 79,528,469 shares of common stock were outstanding. Details of the Company's 1998 Stock Incentive Plan are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

(7) Segment Information

   The Company is a worldwide provider of Internet and long distance telecommunications facilities and related services supplying its customers with global "point to point" connectivity and, through its Global Marine Systems subsidiary, providing cable installation and maintenance services. The Company's reportable segments include telecommunications services, installation and maintenance services, and incumbent local exchange carrier services. There are other corporate related charges not attributable to a specific segment. As a result, there are many shared expenses generated by the various revenue streams and management believes that any allocation of the expenses incurred to multiple revenue streams would be impractical and arbitrary. The Company's chief decision maker monitors the revenue streams of the various products and geographic locations and operations are managed and financial performance, Adjusted EBITDA, is evaluated based on the delivery of multiple, integrated services to customers over a single network.

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES

   The information below summarizes certain financial data of the Company by segment (in thousands):

                                                         March 31,   March 31,
                                                           2000         1999
                                                        -----------  ----------
Telecommunications Services:
Revenue:
  Commercial........................................... $   327,020  $      --
  Consumer.............................................      43,644         --
  Carrier..............................................     489,764     176,319
                                                        -----------  ----------
Total revenue.......................................... $   860,428  $  176,319
                                                        ===========  ==========
Operating (loss) income................................ $  (208,255) $   41,607
                                                        ===========  ==========
Adjusted EBITDA........................................ $   286,514  $  128,208
                                                        ===========  ==========
Cash paid for capital expenditures..................... $   779,291  $  145,148
                                                        ===========  ==========
Total assets........................................... $18,389,031  $2,689,797
                                                        ===========  ==========
Installation and Maintenance:
Revenue................................................ $    72,266  $      --
                                                        ===========  ==========
Operating loss......................................... $      (879) $      --
                                                        ===========  ==========
Adjusted EBITDA........................................ $    20,733  $      --
                                                        ===========  ==========
Cash paid for capital expenditures..................... $    30,315  $      --
                                                        ===========  ==========
Total assets........................................... $ 1,741,712  $      --
                                                        ===========  ==========
Incumbent Local Exchange Carrier:
Revenue................................................ $   186,822  $      --
                                                        ===========  ==========
Operating income....................................... $    53,895  $      --
                                                        ===========  ==========
Adjusted EBITDA........................................ $    93,929  $      --
                                                        ===========  ==========
Cash paid for capital expenditures..................... $    50,940  $      --
                                                        ===========  ==========
Total assets........................................... $ 1,359,227  $      --
                                                        ===========  ==========
Corporate Operations and Other:
Operating loss......................................... $   (12,585) $      --
                                                        ===========  ==========
Adjusted EBITDA........................................ $   (12,585) $      --
                                                        ===========  ==========
Consolidated:
Revenues............................................... $ 1,119,516  $  176,319
                                                        ===========  ==========
Operating (loss) income................................ $  (167,824) $   41,067
                                                        ===========  ==========
Adjusted EBITDA........................................ $   388,591  $  128,208
                                                        ===========  ==========
Cash paid for capital expenditures..................... $   860,546  $  145,148
                                                        ===========  ==========
Total assets........................................... $21,489,970  $2,689,797
                                                        ===========  ==========

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA) is calculated as operating (loss) income plus depreciation and amortization, goodwill and intangibles amortization, stock related expense, non-cash cost of capacity sold and the incremental cash deferred revenue. This definition is consistent with financial covenants contained in Global Crossing Ltd.'s major financial agreements. We present

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES

Adjusted EBITDA because it is a financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance and because we believe that Adjusted EBITDA is an additional, meaningful measure of performance and liquidity. Global Crossing Ltd.'s management uses Adjusted EBITDA to monitor its compliance with its financial covenants and to understand the financial indicators investors and analysts are using to measure its performance. This information should not be considered as an alternative to any measure of performance as promulgated under GAAP. Global Crossing Ltd.'s calculation of adjusted EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited. The calculation of Adjusted EBITDA is as follows:

                                                            Three Months Ended
                                                                March 31,
                                                            ------------------
                                                              2000     1999
                                                            -------- ---------
     Operating loss........................................ $ 41,067 $(167,824)
     Goodwill amortization.................................      --    131,634
     Depreciation and amortization.........................      211   140,943
     Stock related expense.................................   16,716    18,850
     Non-cash cost of capacity sold........................   53,514    99,056
     Incremental cash deferred revenue.....................   16,700   165,932
                                                            -------- ---------
     Adjusted EBITDA....................................... $128,208 $ 388,591
                                                            ======== =========

(8)Pending Accounting Standards

   In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," which is required to be adopted by the Company in the quarter ending June 30, 2000. SAB 101 provides additional guidance on revenue recognition as well as criteria for when revenue is generally realized and earned. Management is currently assessing the impact of SAB 101 on the results of operations and financial position of the Company.

(9) Reclassifications

   Certain prior year amounts have been reclassified in the condensed consolidated financial statements for consistent presentation to current year amounts.

(10) Significant Events

   On January 12, 2000, the Company established a joint venture, called Hutchison Global Crossing, with Hutchison Whampoa Limited ("Hutchison") to pursue fixed-line telecommunications and Internet opportunities in Hong Kong. For its 50% share, Hutchison contributed to the joint venture its building-to-building fixed-line telecommunications network in Hong Kong and a number of Internet-related assets. In addition, Hutchison has agreed that any fixed-line telecommunications activities it pursues in China will be carried out by the joint venture. For its 50% share, the Company provided to Hutchison $400 million in Global Crossing convertible preferred stock (convertible into shares of Global Crossing common stock at a rate of $45 per share) and committed to contribute to the joint venture international telecommunications capacity rights on our network and global media distribution center capabilities which together are valued at $350 million, as well as $50 million in cash. The Company intends to integrate its interest in Hutchison Global Crossing into the Company's Asia Global Crossing joint venture ("AGC").

   On January 26, 2000, AGC announced an agreement to create GlobalCenter Japan, a joint venture with Japan's Internet Research Institute, Inc. ("IRI"). GlobalCenter Japan will design, develop and construct a media

                     GLOBAL CROSSING LTD. AND SUBSIDIARIES
distribution center in Japan providing connectivity worldwide through the Global Crossing Network. The joint venture will also develop and provide complex web hosting services, e-commerce support and applications hosting solutions. AGC will own 89 percent of GlobalCenter Japan, with IRI owning the remaining 11 percent.

   On February 22, 2000, we announced a definitive agreement to acquire IXnet, Inc., a leading provider of specialized IP-based network services to the global financial services community, and its parent company, IPC Communications, Inc., in exchange for shares of our common stock valued at approximately $3.8 billion. Under the terms of the definitive merger agreement, 1.184 of our shares will be exchanged for each IXnet share not owned by IPC, and 5.417 of our shares will be exchanged for each share of IPC. We expect to complete the acquisition in the second quarter of 2000. That acquisition is subject to regulatory approval and customary closing conditions.

   On March 2, 2000, we announced plans to create a new class of Global Crossing common stock that would track the performance of the complex web hosting business operated by our wholly-owned subsidiary, GlobalCenter, Inc. The creation of this new class of stock will be subject to shareholder approval.

   On March 24, 2000, the Company increased its interest in the PC-1 cable system from 57.75% to 64.50% for approximately $21 million by acquiring the remaining ownership of another partner in PC-1. In connection with this transaction, the PC-1 Shareholder Agreement was amended, which enabled the Company to exercise effective control over PC-1.

   On March 31, 2000, AGC announced its intention to effectuate an initial public offering of its common stock and to file a registration statement under the Securities Act of 1933 in respect of the proposed offering.

(10) Subsequent Events

   In April 2000, we issued 21,673,706 shares of our common stock for net proceeds of approximately $694 million. In connection with this issuance and sale by the Company of common stock, certain existing shareholders sold an aggregate of 21,326,294 shares of common stock, for which the Company received no proceeds.

   In April 2000, we issued 4,000,000 shares of 6 3/4% cumulative convertible preferred stock at a liquidation preference of $250 for net proceeds of approximately $970 million. Each share of preferred stock is convertible into
6.3131 shares of common stock, based on a conversion price of $39.60. Dividends on the preferred stock are cumulative from the date of issue and will be payable on January 15, April 15, July 15 and October 15 of each year beginning on July 15, 2000, at the annual rate of 6 3/4%. In May 2000, pursuant to an over-allotment option held by the underwriters of the preferred stock, the Company issued an additional 600,000 shares of 6 3/4% cumulative convertible preferred stock for net proceeds of approximately $146 million.

                             [Logo Global Crossing]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The registrant estimates that expenses in connection with the offering described in this Registration Statement will be as follows:

     SEC registration fee............................................ $ 314,226
     Nasdaq National Market listing fee..............................     1,000
     Bermuda Stock Exchange listing fee..............................     *
     NASD filing fee.................................................     *
     Printing and engraving expenses.................................     *
     Legal fees and expenses.........................................     *
     Accounting fees and expenses....................................     *
     Blue Sky fees and expenses......................................     *
     Transfer agent and registrar fees...............................     *
     Miscellaneous...................................................     *
                                                                      ---------
       Total......................................................... $   *
                                                                      =========

--------
*To be completed by amendment

Item 15. Indemnification of Directors and Officers.

   The Bye-laws of the Registrant provide for indemnification of the Registrant's officers and directors against all liabilities, loss, damage or expense incurred or suffered by such party as an officer or director of the Registrant; provided that such indemnification shall not extend to any matter which would render it void pursuant to the Companies Act of 1981 as in effect from time to time in Bermuda.

   The Companies Act provides that a Bermuda company may indemnify its directors in respect of any loss arising or liability attaching to them as a result of any negligence, default, breach of duty or breach of trust of which they may be guilty. However, the Companies Act also provides that any provision, whether contained in the company's bye-laws or in a contract or arrangement between the company and the director, indemnifying a director against any liability which would attach to him in respect of his fraud or dishonesty will be void.

   The directors and officers of the Registrant are covered by directors' and officers' insurance policies maintained by the Registrant.

Item 16. Exhibits.

   The following is a complete list of Exhibits filed as part of this Registration Statement, which are incorporated herein:

 Exhibit
 Number                            Exhibit Description
 -------                           -------------------
   1.1   Form of Underwriting Agreement (to be filed by amendment).

   3.1 Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S1/A filed on July 2, 1998).

   3.2   Certificate of Incorporation of Change of Name of the Registrant dated
         April 30, 1998 (incorporated by reference to Exhibit 3.3 to the
         Registrant's Registration Statement on Form S-1/A filed on July 23,
         1998 (the "July 23, 1998 S-1/A")).

   3.3   Memorandum of Increase of Share Capital of the Registrant dated July
         9, 1998 (incorporated by reference to Exhibit 3.4 to the July 23, 1998
         S-1/A).


 Exhibit
 Number                            Exhibit Description
 -------                           -------------------
   3.4   Memorandum of Increase of Share Capital of the Registrant dated
         September 27, 1999 (incorporated by reference to Exhibit 3.1 to the
         Registrant's Quarterly Report on Form 10-Q filed on November 15, 1999
         (the "November 15, 1999 10-Q")).

   3.5   Bye-laws of the Registrant as in effect on October 14, 1999
         (incorporated by reference to Exhibit 3.2 to the November 15, 1999 10-
         Q).

   3.6   Form of Certificate of Designations of Global Crossing Group Stock and
         GlobalCenter Group Stock (previously filed).

   3.7   Form of Policy Statement Regarding Global Crossing Group and
         GlobalCenter Group Matters (previously filed).

   4.1 Form of Global Crossing Group Stock Certificate (to be filed by amendment).

   4.2 Form of GlobalCenter Group Stock Certificate (to be filed by amendment).

   5.1   Opinion of Appleby, Spurling & Kempe (to be filed by amendment).

   8.1   Tax opinion of Simpson Thacher & Bartlett (to be filed by amendment).

  10.1   GlobalCenter Management Stock Plan (to be filed by amendment).

  10.2   GlobalCenter 2000 Stock Incentive Plan (to be filed by amendment).

  10.3   Form of Tax Sharing Agreement dated as of      , 2000 between the
         GlobalCenter Inc. and Global Crossing North America Inc. (to be filed by amendment).

  23.1 Consent of Arthur Andersen LLP re: GlobalCenter Group (filed herewith).

  23.2   Consent of Arthur Andersen re: Global Crossing Ltd. (filed herewith).

  23.3   Consent of PricewaterhouseCoopers LLP (filed herewith).

  23.4   Consent of KPMG Audit Plc (filed herewith).

  23.5   Consent of Deloitte & Touche (filed herewith).

  23.6   Consent of PricewaterhouseCoopers (filed herewith).

  23.7   Consent of Appleby, Spurling & Kempe (included in Exhibit 5.1).

  23.8   Consent of Simpson Thacher & Bartlett (included in Exhibit 8.1).

  23.9   Consent of International Data Corporation (filed herewith).

  24.1   Power of Attorney of the Registrant (previously filed).

Item 17. Undertakings.

   (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

   (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15 or otherwise (other than the insurance policies referred to therein), the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

   (c) The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on June 14, 2000.

                                          Global Crossing Ltd.

                                                 /s/ Leo J. Hindery, Jr.
                                          By: _________________________________
                                                 Name: Leo J. Hindery, Jr.
                                               Title: Chief Executive Officer


   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                             Capacity                     Date
              ---------                             --------                     ----

                  *                    Chairman of the Board and Director    June 14, 2000
______________________________________
             Gary Winnick

                  *                    Co-Chairman of the Board and          June 14, 2000
______________________________________  Director
           Lodwrick M. Cook

                  *                    Vice Chairman of the Board and        June 14, 2000
______________________________________  Director
           Thomas J. Casey

                  *                    Director                              June 14, 2000
______________________________________
           Jack M. Scanlon

     /s/ Leo J. Hindery, Jr.           Chief Executive Officer and           June 14, 2000
______________________________________  Director
         Leo J. Hindery, Jr.

                                       Director
______________________________________
             David L. Lee

                                       Director; President, Global
______________________________________  Crossing North America
          Joseph P. Clayton

                                       Director
______________________________________
             Barry Porter

         /s/ Dan J. Cohrs              Chief Financial Officer (principal    June 14, 2000
______________________________________  financial officer and principal
             Dan J. Cohrs               accounting officer)

                  *                    Director                              June 14, 2000
______________________________________
          Robert Annunziata

              Signature                         Capacity                 Date
              ---------                         --------                 ----

                                       Director
______________________________________
             Jay R. Bloom

                  *                    Director                      June 14, 2000
______________________________________
        William E. Conway, Jr.

                  *                    Director                      June 14, 2000
______________________________________
             Canning Fok

                  *                    Director                      June 14, 2000
______________________________________
             Eric Hippeau

                                       Director
______________________________________
            Dean C. Kehler

                  *                    Director                      June 14, 2000
______________________________________
          Geoffrey J.W. Kent

                  *                    Director                      June 14, 2000
______________________________________
          James F. McDonald

                  *                    Director                      June 14, 2000
______________________________________
       Douglas H. McCorkindale

                                       Director
______________________________________
             Bruce Raben

                  *                    Director                      June 14, 2000
______________________________________
           Michael R. Steed

        * By /s/ Dan J. Cohrs          Attorney-in-fact              June 14, 2000
______________________________________
             Dan J. Cohrs

                                 EXHIBIT INDEX

 Exhibit
 Number                            Exhibit Description
 -------                           -------------------
   1.1   Form of Underwriting Agreement (to be filed by amendment).

   3.1 Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S1/A filed on July 2, 1998 (the "July 2, 1998 S-1/A")).

   3.2   Certificate of Incorporation of Change of Name of the Registrant dated
         April 30, 1998 (incorporated by reference to Exhibit 3.3 to the
         Registrant's Registration Statement on Form S-1/A filed on July 23,
         1998 (the "July 23, 1998 S-1/A")).

   3.3   Memorandum of Increase of Share Capital of the Registrant dated July
         9, 1998 (incorporated by reference to Exhibit 3.4 to the July 23, 1998
         S-1/A).

   3.4   Memorandum of Increase of Share Capital of the Registrant dated
         September 27, 1999 (incorporated by reference to Exhibit 3.1 to the
         Registrant's Quarterly Report on Form 10-Q filed on November 15, 1999
         (the "November 15, 1999 10-Q")).

   3.5   Bye-laws of the Registrant as in effect on October 14, 1999
         (incorporated by reference to Exhibit 3.2 to the November 15, 1999 10-
         Q).

   3.6   Form of Certificate of Designations of Global Crossing Group Stock and
         GlobalCenter Group Stock (previously filed).

   3.7   Form of Policy Statement Regarding Global Crossing Group and
         GlobalCenter Group Matters (previously filed).

   4.1 Form of Global Crossing Group Stock Certificate (to be filed by amendment).

   4.2 Form of GlobalCenter Group Stock Certificate (to be filed by amendment).

   5.1   Opinion of Appleby, Spurling & Kempe (to be filed by amendment).

   8.1   Tax opinion of Simpson Thacher & Bartlett (to be filed by amendment).

  10.1   GlobalCenter Management Stock Plan (to be filed by amendment).

  10.2   GlobalCenter 2000 Stock Incentive Plan (to be filed by amendment).

  10.3   Form of Tax Sharing Agreement dated as of      , 2000, between the
         GlobalCenter Inc. and Global Crossing North America Inc. (to be filed by amendment).

  23.1 Consent of Arthur Andersen LLP re: GlobalCenter Group (filed herewith).

  23.2   Consent of Arthur Andersen re: Global Crossing Ltd. (filed herewith).

  23.3   Consent of PricewaterhouseCoopers LLP (filed herewith).

  23.4   Consent of KPMG Audit Plc (filed herewith).

  23.5   Consent of Deloitte & Touche (filed herewith).

  23.6   Consent of PricewaterhouseCoopers (filed herewith).

  23.7   Consent of Appleby, Spurling & Kempe (included in Exhibit 5.1).

  23.8   Consent of Simpson Thacher & Bartlett (included in Exhibit 8.1).

  23.9   Consent of International Data Corporation (filed herewith).

  24.1   Power of Attorney of the Registrant (previously filed).